Form 20-F
REZOLVE GROUP Ltd
filed 2024-08-21
CIK 1920294

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 15, 2024

Commission File Number: 001-41856

Rezolve AI Limited

(Exact name of Registrant as specified in its charter)

Not applicable	United Kingdom
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

3rd Floor, 80 New Bond Street

London, W1S 1SB, United Kingdom

(Address of principal executive offices)

Daniel M. Wagner

Tel.: +44 7785 32 33 32

3rd Floor, 80 New Bond Street

London, W1S 1SB, United Kingdom

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	RZLV	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share, each at an exercise price of $11.50 per share	RZLVW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On August 21, 2024, the issuer had 172,182,769 ordinary shares, par value $0.0001 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE

On August 15, 2024 (the “Closing Date”), Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Limited, a private limited company organized under the laws of England and Wales (“Rezolve Limited”), Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (the “Company”) and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), consummated the business combination pursuant to the terms of the Business Combination Agreement, dated as of December 17, 2021 (as amended or supplemented from time to time, the “Business Combination Agreement”), pursuant to which, among other things, (i) on July 4, 2024, Rezolve Limited effected a pre-Closing demerger (the “Pre-Closing Demerger”) pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) were transferred to the Company in exchange for the issue by the Company of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) the Company assumed the secured convertible notes issued by Rezolve Limited and (z) Rezolve Limited was wound up, (ii) on the Closing Date, the Company effected a company reorganization whereby the Company’s series A shares were reclassified as Ordinary Shares (as defined below) and (iii ) on the Closing Date, Armada merged with and into Rezolve Merger Sub, with Armada surviving as a wholly owned subsidiary of the Company, with shareholders of Armada receiving Ordinary Shares (defined below) in exchange for their existing Armada common stock and Armada warrant holders having their warrants automatically exchanged by assumption by the Company of the obligations under such warrants.

The Company had no operations prior to entering into the Business Combination Agreement. The Company’s sole purpose was to become a holding company following the Business Combination. Upon the closing of the Business Combination, the Company became the direct parent of Armada and all of the subsidiaries of Rezolve Limited (except for Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch.)

The Company’s ordinary shares, par value $0.0001 (“Ordinary Shares”) and the warrants to acquire one Ordinary Share at an exercise price of $11.50 per Ordinary Share (“Public Warrants”) are trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “RZLV” and “RZLVW”, respectively.

This Shell Company Report on Form 20-F (the “Report”) is due within four business days after the consummation of the Business Combination.

1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events of the Company. Forward-looking statements include statements other than statements of historical fact, including statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements. These forward-looking statements include, but are not limited to, statements relating to expectations for future financial performance, business strategies, financings and expectations for the Company’s business. Specifically, forward-looking statements may include statements preceded by, followed by or that include the words “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “target” or similar expressions.

These forward-looking statements in this Report are based on information available as of the date of this Report and Company management’s current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, they cannot guarantee future results, level of activity, volume of sales, performance or achievements. Moreover, no one assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in connection with the forward-looking statements contained in this Report.

You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Factors that could cause actual results to differ include:

•	changes in domestic and foreign business, market, financial, political and legal conditions;

•	other risks and uncertainties described in the section of this Report entitled “Risk Factors.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Except as otherwise indicated or required by context, references in this Report to “we”, “us”, “our”, the “Company” or “Rezolve” refer to Rezolve AI Limited, a private limited company registered under the laws of England and Wales with registration number 14573691, and its consolidated subsidiaries.

Market and Industry Data

This Report contains industry, market and competitive position data that are based on general and industry publications, surveys and studies conducted by third parties, some of which may not be publicly available, and our own internal estimates and research. Third-party publications, surveys and studies generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. These data involve a number of assumptions and limitations and contain projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Management and Board of Directors

The following sets forth the names, business addresses and functions of the Company’s directors and senior management as of August 16, 2024. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company Board of Directors (the “Company Board”) has three classes of directors with the directors of each class serving staggered three-year terms. Class I directors shall serve a term expiring at Company’s 2025 annual meeting of shareholders, Class II directors shall serve a term expiring at Company’s 2026 annual meeting of shareholders and Class III directors shall serve a term expiring at Company’s 2027 annual meeting of shareholders.

Name	Age	Position and Class
Directors
Daniel Wagner	59	Class III Director
John Wagner	90	Class III Director
Anthony Sharp	60	Class II Director
Sir David Wright	78	Class II Director
Stephen Perry	62	Class II Director
Derek Smith	77	Class II Director
Stephen Herbert	60	Class I Director

Executive Officers
Daniel Wagner	59	Chief Executive Officer and Director
Richard Burchill	51	Chief Financial Officer
Peter Vesco	60	Chief Commercial Officer and General Manager (EMEA)
Sauvik Banerjjee	47	CEO Products, Technology and Digital Services
Salman Ahmad	59	Chief Technology Officer

Executive Director

Daniel Wagner.

Mr. Wagner founded Rezolve and has served as Chief Executive Officer and as a director on the board of directors of Rezolve Limited since June 2016. Prior to joining Rezolve, Mr. Wagner founded M.A.I.D. in 1984, an online information service, and built the business into a leading player, when it was sold to Thomson Reuters for $500 million. He then developed Venda in 1998, a provider of on-demand enterprise eCommerce (which included Tesco, Laura Ashley, Neiman Marcus, Lands End, Under Armor and TJX Companies among its clients), which was sold in 2014 to NetSuite, a subsidiary of Oracle Corporation. Mr. Wagner has founded numerous other internet-commerce businesses including SmartLogik in 2000, BuyaPowa in 2010, Powa in 2009, and Attraqt in 2003. Rezolve believes Mr. Wagner is qualified to serve on the board because of his historical knowledge, operational expertise, leadership and the continuity that he brings to our board as our founder and Chief Executive Officer.

Non-Executive Directors

Stephen Perry.

Dr. Perry served on the board of directors of Rezolve as a non-executive director from October 2016 to April 2019 and rejoined in January 2022. Dr. Perry also serves as a Senior Advisor for Fintech and Payments. Prior to

joining Rezolve, he worked at Visa for 25 years, first, as Head of Strategy, then as Chief Financial Officer for three years, then as Chief Commercial Officer for 15 years and finally as Chief Digital Officer until December 2015. He also served as an advisor for B-Secur from 2016 to 2018, an advisory board member of Syntel from 2016 to 2017, a non-executive director of MYPINPAD from 2016 to 2018, an advisor for Splitit from 2016 to 2019, an advisor for Good Causes from 2017 to 2019, a strategic advisor for A2P from 2017 to 2019, a non-executive chairman for V9 Group from 2016 to 2020, a non-executive director for Bink from 2016 to 2021, an advisor for 1818 Venture Capital from 2019 to 2021. He also serves as the non-executive chair of Willo and myNexus. He holds a degree in Economics from Wolverhampton Polytechnic, a Masters in Economics from the University of London and a PhD from Keele University. He was awarded the honour of Order of Merit (Cavalieri) in Italy in 2005. Rezolve believes Dr. Perry is qualified to serve on the board because of his experience as a director of technology companies and his experience with investments in technology companies.

Dr. Derek Smith.

Dr. Smith has served on the board of directors of Rezolve since January 2022. He has also served as chairman of Rhinegold Publishing Ltd from 2007 to 2019. He also served on the board of Opinion Research Corporation from 1997 to 2003. Dr Smith has a BA in Economics from the University of Nottingham and a PhD in Economics from the University of Nottingham. Rezolve believes Dr. Smith is qualified to serve on the board because of his history of holding leadership roles in various companies.

John Wagner.

Mr. Wagner has served as a director on the board of directors of Rezolve since February 2016. Prior to joining Rezolve, he was a non-executive director of Powa Technologies from 2008 to 2016 and chairman of Folding Helmet Technology from 2012 to 2019. He was also chairman of Preventon, a provider of cybersecurity software. He studied law and economics at the London School of Economics and marketing at the Institute of Marketing. He is also an alumnus of the British and American programme in marketing management at Harvard Business School. Rezolve believes Mr. Wagner is qualified to serve on the board because he brings significant experience to the Rezolve board, having been the managing director or executive director of several businesses, including BMW (GB) Ltd, Volvo GB, Volkswagen/Audi, Grundig (GB) Ltd, and Hasselblad (US and UK).

Anthony Sharp.

Mr. Sharp has served as a director on the board of directors of Rezolve since August 2016. Prior to joining Rezolve, he has been an early-stage investor, including in lastminute.com, GoAmerica, and Silicon.com. He has participated on 42 boards across the fintech, security, marine, media, leisure, manufacturing, hospitality and property sectors as a chairman, non-executive director and executive director. Rezolve believes Mr. Sharp is qualified to serve on the board because of his long history of serving on the boards of various companies.

Sir David Wright.

Sir Wright has served as a director on the board of directors of Rezolve since August 2019. Prior to joining Rezolve, he was Vice-Chairman of Barclays from 2003 to 2018, Private Secretary to HRH The Prince of Wales from 1988 to 1990 and the first CEO of British Trade International, subsequently UK Trade and Investment, from 1976 to 1980. He served as ambassador to South Korea from 1990 to 1994 and ambassador to Japan from 1996 to 1999. He also holds the honours of GCMG (Knight Grand Cross of the Order of St Michael and St George) and LVO (Lieutenant Royal Victorian Order Grand Cordon of the Rising Sun). Rezolve believes Sir David Wright is qualified to serve on the board because of his diverse diplomatic and financial experience.

Stephen Herbert.

Mr. Herbert is expected to serve as a director on the board of directors of Rezolve. Prior to joining Rezolve, he served as Chief Executive Officer and Chairman of Armada since its inception in November 2020. Mr. Herbert was affiliated with USAT in various positions from April 1996 to October 2019, most recently as CEO from November 2011 until he left the company. From 1986 to April 1996, Mr. Herbert was employed by Pepsi-Cola, the beverage division of PepsiCo, Inc., in various capacities, most recently as Manager of Market Strategy where he was responsible for directing development of market strategy for the vending channel, and subsequently, the supermarket channel for Pepsi-Cola in North America. Mr. Herbert graduated with a Bachelor of Science degree from Louisiana State University. Rezolve believes Mr. Herbert is qualified to serve on the board because of his executive leadership at USAT, including his significant knowledge of and experience with its financial technology and payments business, his experience building and scaling high growth fintech companies, and his public board experience with Armada.

Executive Officers

Peter Vesco.

Mr. Vesco has served as the Chief Commercial Officer and General Manager (EMEA) of Rezolve since March 2020. Prior to joining Rezolve, he has held executive roles in numerous companies, including as CEO of ClickandBuy and SVP of Deutsche Telekom Payments (between 2011 and 2016) and President Hypercom EMEA (between 2009 and 2016). He also served on the Advisory Board of Mastercard Europe from 2012 to 2016. He holds a Masters degree in Philosophy and Theology from Goethe-Universität Frankfurt, a degree in Marketing and Product Management and a degree in business administration from the University of Huddersfield.

Richard Burchill.

Mr. Burchill has served as the Chief Financial Officer of Rezolve since September 2021. Prior to serving as Chief Financial Officer of Rezolve, Mr. Burchill served as Group Finance Director with Rezolve. Prior to joining Rezolve, he was the Group Treasurer at Arcadia Group Ltd from 1999 to 2021. From 2014 to 2021, he served as a director of the main operating board of Arcadia Group Ltd. He also served as director of card services at Arcadia Group Ltd from 2006 to 2021. He holds a degree in Accounting and Finance from Middlesex University and is a member of the Chartered Institute of Management Accountants.

Sauvik Banerjjee.

Mr. Banerjjee has served as the CEO Products, Technology, and Digital Services of Rezolve since August 2022. Prior to serving as the Chief Executive Officer of Products, Technology, and Digital Services of Rezolve, Mr. Banerjee was the Chief Technology Officer and founding team member at Tata Digital and Tata Neu- The Super App. He was also the founding Chief Technology Officer of TataCli0. Prior to that, he held various management positions, including positions at SAP, Accenture and Infosys. He completed research on Natural Language Processing and Physical Robotics at the University of Sunderland and the University of Durham, and he holds a Master’s Degree in Economics and Financial Computing from the University of Calcutta.

Dr. Salman Ahmad.

Dr. Ahmad has served as the Chief Technology Officer of Rezolve since October 2017. Prior to joining Rezolve, he was the CTO and co-founder of Kenja Corp, an enterprise workflow platform, from 2011 to 2017. Prior to that, he was Engineering Director at Picsel Technologies from 2006 to 2011. Salman earned a First-Class Honours degree in computer science and a doctorate in 3D graphics and AI from Loughborough University.

B.	Advisers

DLA Piper LLP (US), East 650 S. Exeter Street, Suite 1100, Baltimore, Maryland 21202, has acted as U.S. securities counsel for the Company and Rezolve Limited and will continue to act as U.S. securities counsel to the Company following the closing of the Business Combination.

Taylor Wessing LLP, 5 New Street Square, London EC4A 3TW, has acted as counsel for the Company and Rezolve Limited with respect to English law and will continue to act as counsel for the Company with respect to English law following the closing of the Business Combination.

C.	Auditors

Grassi & Co., CPAs, P.C., 50 Jericho Quadrangle Ste 200, Jericho, NY 11753, has acted as the accounting firm for Rezolve AI Limited and Subsidiaries since 2024. Marcum LLP, New York, New York has acted as the accounting firm for Armada since 2021.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2023, after giving effect to the Business Combination, and should be read together with the unaudited pro forma condensed combined financial information of the Company as of and for the year ended December 31, 2023 and for the year ended December 31, 2022, prepared in accordance with Article 11 of SEC Regulation S-X and attached as Exhibit 15.1 to this Report.

Capitalization and Indebtedness

As of December 31, 2023	Rezolve AI (in $ thousands)	Pro Forma combined (in $ thousands)
Cash and cash equivalents, other current financial assets and derivatives
Cash and cash equivalents	$10,441	$—

Total Cash and cash equivalents, other current financial assets and derivatives	10,441	—

Borrowings, other financial liabilities and derivatives
Non-current financial borrowings	—	—
Current financial borrowings	$37,446,343	$39,429,652

Total borrowings, other financial liabilities and derivatives	37,446,343	39,429,652

Equity:
Share capital	$131,178	$142,594
Other reserves	(329,464)	(329,464)
Additional paid in capital	172,204,832	(44,959,961)
Retained earnings	(226,291,430)	(2,814,217)

Total equity	(54,284,884)	(47,961,048)

Total capitalization	$(16,838,541)	$(8,531,396)

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risks associated with the Company’s business and operations and the Business Combination are described in the Proxy Statement in the section titled “Risk Factors” beginning on page 48 of the Proxy Statement/Prospectus, and are incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is Rezolve AI Limited. The Company was incorporated in England and Wales as a privatw limited company on January 5, 2023. The Company’s registered office is 3rd Floor, 80 New Bond Street, London, W1S 1SB, United Kingdom. As part of the terms of the Business Combination Agreement and any offer of shares related thereto or to the Proxy Statement/Prospectus, the Company undertakes to re-register as a public limited company on or before January 9, 2025.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Rezolve” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination Proposal—The Business Combination Agreement”, which is incorporated herein by reference.

The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and information statements, and other information that the Company files with or furnishes electronically to the SEC. These reports and other information are also available on the Company’s website at https://www.rezolve.com/. The information contained on the Company’s website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Information regarding the business of the Company is included in the Proxy Statement/Prospectus under the sections titled “Business of Rezolve” and “Rezolve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are incorporated herein by reference.

C.	Organizational Structure

Upon the closing of the Business Combination, Armada became a direct, wholly-owned subsidiary of the Company. A list of the subsidiaries of the Company as of the Closing is included in Exhibit 8.1 to this Report.

D.	Property, Plants and Equipment

Information regarding the Company’s property is included in the Proxy Statement/Prospectus under the section titled “Business of Rezolve—Facilities” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operations of the Company is included in the Proxy Statement/Prospectus under the section titled “Rezolve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in Item 1 of this Report. On August 20, 2024, Douglas M. Lurio resigned from the Board of the Company. Mr. Lurio was an independent member of the Board and did not serve on any committee.

Family Relationships

Except for Daniel Wagner, CEO and director, being the son of John Wagner, a non-executive director on the board of directors, there are no family relationships between any of the executive officers and directors.

Arrangements and Understandings

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or executive officer.

B.	Compensation

Information regarding the compensation of the directors and senior management of the Company in 2023 is included in the Proxy Statement/Prospectus under the section titled “Management and Compensation of Rezolve” and is incorporated herein by reference.

C.	Board Practices

Information regarding the board practices of the Company following the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management and Compensation of Rezolve” and is incorporated herein by reference.

Following the Closing, the board of directors of the Company established three standing committees: (i) an audit committee (the “Audit Committee”), (ii) a renumeration committee (the “Renumeration Committee”) and (iii) a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). The Audit Committee comprises of Anthony Sharp, Derek Smith and Steve Perry, with Steve Perry serving as the chair of the committee. The Renumeration Committee comprises of Anthony Sharp, Derek Smith and Steve Perry, with Steve Perry serving as the chair of the committee. The Nominating and Corporate Governance Committee comprises of Anthony Sharp, Derek Wright and Derek Smith, with Derek Smith serving as the chair of the committee.

D.	Employees

Information regarding the employees of the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Rezolve—Employees” and is incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

The Company, during or after the last completed fiscal year, was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of November 3, 2023 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;

•	each of our directors;

•	each of our directors and executive officers; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Ordinary Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below. The Company’s major shareholders do not have different voting rights from other holders of Ordinary Shares.

The percentage of Ordinary Shares beneficially owned is computed on the basis of 172,182,769 Ordinary Shares outstanding as of August 15, 2024, after giving effect to the Business Combination, and does not include 7,499,994 Ordinary Shares issuable upon the exercise of outstanding warrants.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial Owners(1)
Directors and Executive Officers	Number of Shares	%
Daniel Wagner(2)	39,965,221	23.21%
John Wagner(3)	36,082,705	20.96%
Anthony Sharp	1,879,352	1.09%
Sir David Wright	495,343	*
Stephen Perry	564,935	*
Derek Smith	—	—
Douglas Lurio	403,941	*
Stephen Herbert	298,436	*
Peter Vesco	1,142,384	*
Richard Burchill	300	*
Sauvik Banerjjee	—	—
All directors and executive officers as a group	10,299,185	5.98%

Name of Beneficial Owners(1)
Directors and Executive Officers	Number of Shares	%
Five Percent Holders
DBLP Sea Cow Limited(4)	35,266,716	20.48%
Igor Lychagov	34,771,000	20.19%
Brooks Newmark	15,170,676	8.81%
Aperion Investment Group Limited	11,421,286	6.63%
Aston Wagner	9,955,060	5.78%
Cocoa Wagner	9,955,060	5.78%

*	Less than one percent
(1)	Unless otherwise indicated, the business address of each of the following owners is 3rd Floor, 80 New Bond Street, London, W1S 1SB, United Kingdom.
(2)

Includes (i) 4,698,505 shares directly held by the Daniel Wagner and (ii) 35,266,716 shares directly held by DBLP Sea Cow Limited (“DBLP”). DBLP is wholly legally owned by Mr. Wagner and Mr. Wagner sits on the board of DBLP and therefor Mr. Wagner may be deemed to share voting and investment power over the shares held by DBLP.

(3)

Includes (i) 815,989 shares directly held by the John Wagner and (ii) 35,266,716 shares directly held by DBLP. DBLP is beneficially owned by Mr. Wagner and Mr. Wagner sits on the board of DBLP and therefor Mr. Wagner may be deemed to share voting and investment power over the shares held by DBLP

(4)	DBLP is wholly legally owned by Daniel Wagner and is wholly beneficially owned by John Wagner. Both Daniel Wagner and John Wagner sit on the board of directors of DBLP Sea Cow Limited.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our Business Combination.

Holders

As of August 21, 2024 we had approximately 2 shareholders of record of our Ordinary Shares and one shareholder of record of our warrants. We estimate that as of August 21, 2024, approximately 3.32% of our outstanding Ordinary Shares are held by U.S. record holders.

B.	Related Party Transactions

The following is a description of certain related party transactions we have entered into since December 31, 2021 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements.

Investor Rights Agreement

At the Closing, the Company entered into that certain Investor Rights Agreement with certain directors and officers and certain other parties identified therein (such persons, the “Holders”) (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, the Holders are entitled to certain piggyback registration rights and customary demand registration rights. The Investor Rights Agreement provides that the Company will, as soon as practicable, and in any event within 21 days after August 16, 2024, file with the SEC a shelf registration statement. The Company will use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof, but no later than the 45th day (or the 5th day business after the Securities and Exchange Commission (the “SEC”) notifies the Company that it will “review” such shelf registration statement) following the filing deadline, in each case subject to the terms and conditions set forth therein; and the Company will not be subject to any form of monetary penalty for its failure to do so.

Pursuant to the Investor Rights Agreement, subject to certain exceptions, the Holders agreed to not transfer or make any announcement of any intention to effect a transfer, in respect of the shares beneficially owned or otherwise held by the Holders prior to the termination of the applicable lock-up period, subject to certain customary exceptions, including: (i) transfers to permitted transferees upon written notice to the Company, such as a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family or an affiliate of such person; (ii) to a charitable organization upon written notice to the Company, by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order; and (iii) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange Ordinary Shares for cash, securities, or other property.

Lock-In Agreements

At the Closing, the Company entered into separate Lock-In Agreements (the“Lock-In Agreements) with certain holders of the Company (such persons, the “Rezolve Holders”), pursuant to which the Ordinary Shares held by the Rezolve Holders will be locked-up and subject to transfer restrictions for 180 days following the Closing, subject to certain customary exceptions, including: (i) transfers to permitted transferees upon written notice to the Company, such as a member of the person’s immediate family or to a trust, the beneficiary of which is a member of the person’s immediate family or an affiliate of such person; (ii) to a charitable organization upon written notice to the Company, by the laws of descent and distribution upon death, or pursuant to a qualified domestic relations order; and (iii) pursuant to any liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their Ordinary Shares for cash, securities, or other property.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving the Company is included in the Proxy Statement/Prospectus under the section titled “Business of Rezolve—Legal Proceedings” and is incorporated herein by reference.

B.	Significant Changes

A discussion of significant changes in our business can be found under “Item 5—Recent Developments.”

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Listing of Ordinary Shares and Public Warrants

The Ordinary Shares and Public Warrants were listed following the Business Combination and are listed on Nasdaq under the symbols “RZLV” and “RZLVW,” respectively. Holders of Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on the Nasdaq. If the Company fails to comply with the Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq has initial and continuing listing standards, including public float and round lot holders requirements. A delisting of the Ordinary Shares and Public Warrants will likely affect the liquidity of the Ordinary Shares and Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

Public Warrants

Upon the completion of the Business Combination, there were 7,499,994 Public Warrants outstanding. The Public Warrants, each of which is exercisable for one Ordinary Share, each at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

Lock-Up Agreements

At the Closing, certain directors and officers of the Company and certain other Holders entered into the Investor Rights Agreement, pursuant to which the Ordinary Shares held by such shareholders will be locked-up and subject to transfer restrictions for either 30, 90 or 180 days, whichever is applicable, following the closing date of the Business Combination, subject to certain exceptions.

Lock-In Agreements

At the Closing, the Company entered into separate Lock-In Agreements with certain Rezolve Holders, pursuant to which the Ordinary Shares held by the Rezolve Holders will be locked-up and subject to transfer restrictions for 180 days following the Closing, subject to certain exceptions.

B.	Plan of Distribution

Not applicable.

C.	Markets

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbols “RZLV” and “RZLVW,” respectively. There can be no assurance that the Ordinary Shares and/or Public Warrants will remain listed on Nasdaq. If the Company fails to comply with Nasdaq listing requirements, the Ordinary Shares and/or Public Warrants could be delisted from Nasdaq. In particular, Nasdaq has initial and continuing listing standards, including public float and round lot holders requirements. A delisting of the Ordinary Shares will likely affect the liquidity of the Ordinary Shares and/or Public Warrants and could inhibit or restrict the ability of the Company to raise additional financing.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issuer

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of Rezolve is included in the Proxy Statement/Prospectus under the section titled “Description of Rezolve Ordinary Shares, Articles of Association and Certain Legal Considerations — Articles of Association of Rezolve” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Proposal—Ancillary Agreements” and is incorporated herein by reference.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under English law, there are no exchange control restrictions on investments in, or payments on, the Ordinary Shares. There are no special restrictions in the articles of association of the Company or English law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the Ordinary Shares.

E.	Taxation

Information regarding certain tax consequences of owning and disposing of Ordinary Shares and Rezolve Warrants is included in the Proxy Statement/Prospectus under the section titled “Material Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends in the foreseeable future.

G.	Statement by Experts

The carve-out consolidated of Rezolve AI Limited and Subsidiaries as of December 31, 2023 and 2022 (restated) and for each of the two years in the period ended December 31, 2023, included in this Report have been audited by Grassi & Co., CPAs, P.C., independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of the Company to continue as a going concern as described in Note 2 to the financial statements), and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

The financial statements of Armada as of September 30, 2023 and 2022 and for each of the two years in the period ended September 30, 2023, included in this Report have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Armada to continue as a going concern as described in Note 1 to the financial statements), and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

H.	Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at 3rd Floor, 80 New Bond Street, London, W1S 1SB, United Kingdom.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer,” it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Quantitative and Qualitative Disclosures about Market Risk

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “Rezolve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the Public Warrants and the Private Warrants is included under the headings “Public Warrants” and “Private Warrants” in Item 9.A of this Report.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures.

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit committee financial expert.

Not applicable.

Item 16B.	Code of Ethics.

Not applicable.

Item 16C.	Principal Accountant Fees and Services.

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant.

On August 21, 2024, the Audit Committee of the Board approved the dismissal of Marcum LLP (“Marcum”) as the independent auditor of Armada effective immediately after the filing of Armada’s Form 10-Q for the third quarter ended June 30, 2024 (the “Auditor Change Effective Date”).

Marcum’s report for the year ended September 30, 2023 and September 30, 2022 contained an explanatory paragraph stating that in connection with Armada’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements—Going Concern,” Armada’s management had determined that the liquidity condition and date for mandatory liquidation and subsequent dissolution raised substantial doubt about Armada’s ability to continue as a going concern.

During the two fiscal years ended September 30, 2023 and 2022, and the subsequent interim period through June 30, 2024, there were no (1) disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The Company provided Marcum with a copy of the foregoing disclosures prior to the filing of this Form 20-F and requested that Marcum furnish a letter addressed to the SEC, which is attached hereto as Exhibit 15.2, stating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree.

Item 16G.	Corporate Governance.

Not applicable.

Item 16H.	Mine Safety Disclosure.

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J.	Insider Trading Policies

Not applicable.

Item 16K.	Cybersecurity.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The unaudited condensed financial statements of Armada as of June 30, 2024, are included in pages 17 to 46 of this Report

The audited financial statements of Armada as of September 30, 2023, are set forth in the Proxy Statement/Prospectus beginning on page F-93 and are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of the Company and Armada are attached as Exhibit 15.1 to this Report.

The audited carve-out consolidated financial statements of the Company as of December 31, 2023 and December 31, 2022 are set forth in the Proxy Statement/Prospectus beginning on page F-2 and are incorporated herein by reference.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

ARMADA ACQUISITION CORP. I

CONDENSED BALANCE SHEETS

	June 30, 2024	September 30, 2023
	Unaudited
Assets
Cash	$13,242	$60,284
Prepaid expenses	41,788	33,605

Total current assets	55,030	93,889
Cash held in Trust Account	16,126,337	25,324,028

Total Assets	$16,181,367	$25,417,917

Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable	$6,035,757	$4,708,050
Franchise tax payable	46,000	12,100
Income tax payable	50,026	10,783
Subscription agreements liability, net	354,503	—
Promissory Notes-Related Party	3,056,726	2,564,439
Excise tax payable	1,395,596	1,291,751

Total current liabilities	10,938,608	8,587,123

Commitments and Contingencies (Note 5)
Common stock subject to possible redemption, 1,417,687 and 2,363,349 shares at redemption value of approximately $11.31 and $10.71 per share at June 30, 2024 and September 30, 2023, respectively	16,040,786	25,316,806
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 5,709,500 shares issued and outstanding (excluding 1,417,687 and 2,363,349 shares subject to possible redemption) at June 30, 2024 and September 30, 2023, respectively	570	570
Additional paid-in capital	261,161	—
Accumulated deficit	(11,059,758)	(8,486,582)

Total Stockholders’ Deficit	(10,798,027)	(8,486,012)

Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$16,181,367	$25,417,917

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended June 30,		For the Nine Months Ended June 30,
	2024	2023	2024	2023
Formation and operating costs	$844,718	$775,911	$1,876,158	$1,960,998
Stock-based compensation	526,209	134,363	601,809	190,289

Loss from operations	(1,370,927)	(910,274)	(2,477,967)	(2,151,287)
Other (expense) income
Interest expense	(220,050)	—	(344,248)	—
Trust interest income	206,289	433,066	811,281	2,697,147

Total other (expense) income, net	(13,761)	433,066	467,033	2,697,147
Loss before provision for income taxes	(1,384,688)	(477,208)	(2,010,934)	545,860
Provision for income taxes	(38,407)	(82,376)	(153,321)	(525,560)

Net (loss) income	$(1,423,095)	$(559,584)	$(2,164,255)	$20,300

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	1,417,687	3,508,852	1,893,969	8,770,367

Basic and diluted net (loss) income per share	$(0.20)	$(0.06)	$(0.28)	$0.00

Basic and diluted weighted average shares outstanding, non-redeemable common stock	5,709,500	5,709,500	5,709,500	5,709,500

Basic and diluted net (loss) income per share	$(0.20)	$(0.06)	$(0.28)	$0.00

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2024

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance as of September 30, 2023	5,709,500	$570	$—	$(8,486,582)	$(8,486,012)
Stock-based compensation	—	—	50,400	—	50,400
Proceeds allocated to Sponsor Shares for subscription agreement liability (see note 4)	—	—	108,634	—	108,634
Subsequent remeasurement of common stock subject to possible redemption	—	—	(159,034)	(308,850)	(467,884)
Net loss	—	—	—	(360,314)	(360,314)

Balance as of December 31, 2023	5,709,500	$570	$—	$(9,155,746)	$(9,155,176)
Stock-based compensation	—	—	25,200	—	25,200
Proceeds allocated to Sponsor Shares for subscription agreement liability (see note 4)	—	—	325,826	—	325,826
Subsequent remeasurement of common stock subject to possible redemption	—	—	(347,252)	—	(347,252)
Excise tax payable on redemption	—	—	(3,774)	(100,071)	(103,845)
Net loss	—	—	—	(380,846)	(380,846)

Balance as of March 31, 2024	5,709,500	$570	$—	$(9,636,663)	$(9,636,093)
Stock-based compensation	—	—	526,209	—	526,209
Proceeds allocated to Sponsor Shares for subscription agreement liability (see note 4)	—	—	28,292	—	28,292
Subsequent remeasurement of common stock subject to possible redemption	—	—	(293,340)	—	(293,340)
Net loss	—	—	—	(1,423,095)	(1,423,095)

Balance as of June 30, 2024	5,709,500	$570	$261,161	$(11,059,758)	$(10,798,027)

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

FOR THE THREE AND NINE MONTHS ENDED JUNE 30, 2023

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance as of September 30, 2022	5,709,500	$570	$941,796	$(4,091,693)	$(3,149,327)
Stock-based compensation	—	—	27,963	—	27,963
Remeasurement of common stock subject to possible redemption	—	—	—	(2,479,343)	(2,479,343)
Net income	—	—	—	607,027	607,027

Balance as of December 31, 2022	5,709,500	$570	$969,759	$(5,964,009)	$(4,993,680)
Stock-based compensation	—	—	27,963	—	27,963
Capital contribution made by Sponsor related to the stockholder non-redemption agreements			1,102,909
Cost of raising capital related to the stockholder non-redemption agreements			(1,102,909)
Remeasurement of common stock subject to possible redemption	—	—	—	(669,074)	(669,074)
Excise tax payable on redemption	—	—	(997,722)	(173,077)	(1,170,799)
Net loss	—	—	—	(27,143)	(27,143)

Balance as of March 31, 2023	5,709,500	$570	$—	$(6,833,303)	$(6,832,733)
Stock-based compensation	—	—	134,363	—	134,363
Remeasurement of common stock subject to possible redemption	—	—	—	(329,131)	(329,131)
Net loss	—	—	—	(559,584)	(559,584)

Balance as of June 30, 2023	5,709,500	$570	$134,363	$(7,722,018)	$(7,587,085)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended June 30,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(2,164,255)	$20,300
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(811,281)	(2,697,147)
Interest expense	344,248	—
Stock-based compensation	601,809	190,289
Changes in current assets and liabilities:
Prepaid expenses	(8,183)	25,706
Accounts payable and accrued expenses	1,327,705	979,793
Income tax payable	39,243	117,873
Franchise tax payable	33,900	(28,000)

Net cash used in operating activities	(636,814)	(1,391,186)

Cash Flows from Investing Activities:
Withdrawals from trust for redemptions	10,384,496	117,079,879
Withdrawals from trust to pay for taxes	156,174	804,072
Principal deposited in Trust Account	(531,697)	(1,500,000)

Net cash provided by investing activities	10,008,973	116,383,951

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to related party	492,287	1,950,000
Proceeds from subscription agreement	473,008	—
Redemptions of shares	(10,384,496)	(117,079,879)

Net cash used in financing activities	(9,419,201)	(115,129,879)

Net change in cash	(47,042)	(137,114)
Cash, beginning of the period	60,284	177,578

Cash, end of the period	$13,242	$40,464

Supplemental disclosure of non-cash financing activities:
Remeasurement of common stock subject to possible redemption	$1,108,476	$3,477,548

Excise tax payable on redemptions	$103,845	$1,170,799

Income Taxes Paid	$114,078	$—

Cost of issuance of debt under subscription agreements	$462,751	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2024

Note–1 - Organization, Business Operations and Going Concern

Armada Acquisition Corp. I (the “Company” or “Armada”) is a blank check company incorporated as a Delaware corporation on November 5, 2020. The Company was incorporated for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). On December 17, 2021, the Company entered into a business combination agreement with a target business which was amended and restated on June 16, 2023, and further amended on August 4, 2023. The Company concentrated its efforts in identifying businesses in the financial services industry with particular emphasis on businesses that are providing or changing technology for traditional financial services.

As of June 30, 2024, the Company had not commenced any operations. All activity for the period from November 5, 2020 (inception) through June 30, 2024, relates to the Company’s formation and the initial public offering (the “IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company has generated non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Armada Sponsor LLC (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on August 12, 2021 (the “Effective Date”). On August 17, 2021, the Company commenced the IPO of 15,000,000 units at $10.00 per unit (the “Units”).

Simultaneously with the consummation of the IPO, the Company consummated the private placement of 459,500 shares of common stock (“Private Shares”) at a price of $10.00 per share for an aggregate purchase price of $4,595,000.

Transaction costs amounted to $3,537,515, consisting of $1,500,000 of underwriting commissions, and $2,037,515 of other offering costs.

Following the closing of the IPO, a total of $150,000,000 ($10.00 per Unit) was held in the Trust Account (“Trust Account”). The funds held in the Trust Account are required to be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on August 10, 2023 we instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest bearing demand deposit account until the earlier of the consummation of a Business Combination or our liquidation. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay tax obligations and up to $100,000 to pay dissolution expenses, the proceeds from the IPO and the sale of the Private Shares will not be released from the Trust Account except as follows: (i) the redemption of public shares held by stockholders requesting redemption in connection with the approval by the stockholders of an amendment to the Company’s charter to further extend the required time during which the Company must complete a Business Combination; (ii) the redemption of public shares held by stockholders requesting redemption in connection with the approval by the stockholders of a proposed Business Combination; (iii) upon the completion of a Business Combination; or (iv) the redemption of all remaining public shares if the Company has not completed a Business Combination during the required time period. The proceeds held in the

Trust Account may be used as consideration to pay the sellers of a target business with which the Company completes a Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

In connection with any proposed Business Combination, the Company will either (1) seek stockholders approval of the initial Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or (2) provide its stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), in each case subject to the limitations described herein. The decision as to whether the Company will seek stockholders approval of a proposed Business Combination or will allow stockholders to sell their shares to the Company in a tender offer will be made by the Company, solely in its discretion.

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination (unless the proposal amending the Company charter to remove the net tangible assets requirement in connection with the Business Combination is approved and implemented at the special meeting approving the Business Combination) and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company had until February 17, 2023 (or 18 months following the IPO) to consummate a Business Combination (the “Combination Period”). On February 2, 2023, the stockholders approved an amendment to our certificate of incorporation to extend the Combination Period until August 17, 2023. On August 2, 2023, the stockholders approved a second amendment to our certificate of incorporation to extend the Combination Period for six monthly periods or until no later than February 17, 2024. On February 15, 2024, the stockholders approved a third amendment to the Company’s certificate of incorporation to extend the Combination Period for up to six additional monthly periods or until no later than August 17, 2024.

On August 8, 2023, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period until September 17, 2023, and on each of September 12, 2023, October 11, 2023, November 9, 2023, December 15, 2023 and January 16, 2024, the Company deposited $70,900 into the Trust Account, thereby extending the Combination Period for five additional months or until February 17, 2024. On February 13, 2024, the Company deposited $49,619 into the Trust Account thereby extending the Combination Period until March 17, 2024, and on each of March 13, 2024 and April 16, 2024, May 17, 2024, June 17, 2024 and July 16, 2024, the Company deposited $49,619 into the Trust Account thereby extending the Combination Period until August 17, 2024.

However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed (i) to vote any shares owned by them in favor of any proposed Business Combination, (ii) not to redeem any shares in connection with a stockholder vote to approve a proposed initial Business Combination or sell any shares to the Company in a tender offer in connection with a proposed initial Business Combination, (iii) that the founders’ shares will not participate in any liquidating distributions from the Company’s Trust Account upon winding up if a Business Combination is not consummated.

The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. The agreement to be entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity, which has executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

On December 17, 2021, the Company entered into a business combination agreement as amended on November 10, 2022, June 16, 2023, and August 4, 2023 with Rezolve Limited, a private limited company incorporated under the laws of England and Wales (“Rezolve”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

On November 10, 2022, the Company and Rezolve entered into a First Amendment to the Business Combination Agreement (the “Amendment,” and together with the Original Business Combination Agreement, the “Business Combination Agreement” and the business combination contemplated thereby, the “Business Combination”), to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date to the later of (i) January 31, 2023 or (ii) fifteen days prior to the last date on which the Company may consummate a Business Combination, and change the structure of the Business Combination such that Cayman NewCo is no longer a party to the Business Combination Agreement or the Business Combination.

On February 2, 2023, the Company held its Annual Meeting. At the Annual Meeting, the Company’s stockholders approved an amendment to the Company’s Charter to extend the date by which the Company must consummate a Business Combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company’s common stock issued in the Company’s IPO, from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023 (the “Extension”). In connection with the Extension, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders.

On June 16, 2023, the Company, Rezolve, Rezolve AI Limited, a private limited liability company incorporated under the laws of England and Wales (“Rezolve AI”) and Rezolve Merger Sub amended and restated the Business Combination Agreement (the “Amended and Restated Business Combination Agreement”) by way of a Deed of Release, Amendment and Restatement to, among other things, amend (a) the enterprise value of Rezolve by which the aggregate stock consideration is calculated to $1.60 billion, and (b) provide for (i) a pre-Closing demerger (the“Pre-Closing Demerger”) of Rezolve pursuant to UK legislation under which (x) part of Rezolve’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets) are to be transferred to Rezolve AI in exchange for the issue by Rezolve AI of shares of the same classes of capital stock as in Rezolve for distribution among the original shareholders of Rezolve in proportion to their holdings of shares of each class of capital stock in Rezolve as at immediately prior to the Pre-Closing Demerger, (y) Rezolve AI will be assigned, assume and/or reissue the secured convertible notes currently issued by Rezolve pursuant to the Loan Agreements (as defined in the Amended and Restated Business Combination Agreement) and (z) Rezolve will then be wound up, and (ii) the merger of the Company with and into Rezolve Merger Sub, with the Company continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, the Company will become a wholly owned subsidiary of Rezolve AI.

Concurrently with the execution and delivery of the Amended and Restated Business Combination Agreement, the Company and the Key Company Shareholders (as defined in the Amended and Restated Business Combination Agreement) have entered into the Transaction Support Agreement, pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Company Reorganization (b) vote in favor of the Amended and Restated Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated thereby, (c) enter into the Investor Rights Agreement (as defined in the Amended and Restated Business Combination Agreement) at Closing and (d) the termination of certain agreements effective as of Closing.

On August 2, 2023, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which Armada has to consummate a Business Combination from August 17, 2023 (the “Original Termination Date”) to September 17, 2023 (the “Charter Extension Date”) and to allow Armada, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Armada’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to nine months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of Armada approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, Armada filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a Business Combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023, and on September 12, 2023, October 11, 2023, November 9, 2023, December 19, 2023 and January 16, 2024 the Company borrowed $70,900 under the Extension Note on each such date and deposited the funds into the Trust Account thereby extending the Combination Period for five additional months or until February 17, 2024. Payments made on December 19, 2023 and January 16, 2024 were funded under the terms of the Subscription Agreement with Polar (see Note 4 below).

On August 4, 2023, the Company, Rezolve, Rezolve AI, and Rezolve Merger Sub amended the Business Combination Agreement to remove the requirement that after giving effect to the transactions contemplated by the Business Combination Agreement, Rezolve shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the closing of the Business Combination.

On February 15, 2024, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which the Company has to consummate a Business Combination from February 17, 2024 (the “Termination Date”) to March 17, 2024 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 17, 2024, or a total of up to nine months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Third Extension Amendment Proposal”). The stockholders of the Company approved the Third Extension Amendment Proposal at the special meeting and on February 15, 2024 the Company filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 945,662 shares of Common Stock of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $10.98 per share, for an aggregate redemption amount of $10,384,496.

In connection with the approval of the Third Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $297,714 (the “Second Extension Note”) to the Sponsor. The Second Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that the Company does not consummate a Business Combination, the Second Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Second Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $49,619 to be deposited into the Trust Account within three business days following February 17, 2024, and up to $248,095 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. On February 13, 2024, the Company deposited $49,619 into the Trust Account thereby extending the Combination Period until March 17, 2024, and on each of March 13, 2024 and April 16, 2024, the Company deposited $49,619 into the Trust Account thereby extending the Combination Period for an additional two months or until May 17, 2024. The payments made on February 13, 2024 and March 13, 2024 were funded under the terms of the Subscription Agreement with Polar (see Note 4 below).

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

As of June 30, 2024, the Company had $13,242 of cash in its bank operating account and a working capital deficiency of approximately $10.9 million.

Following the completion of our IPO, the Sponsor has from time to time provided loans to the Company in order to assist the Company to fund its working capital needs and to provide funds to pay for the extensions of the Combination Period, all as more fully described in Note 3.

The aggregate balance outstanding under all promissory notes, including the Extension Note and the Second Extension Note, was $3,056,726 and $2,564,439 as of June 30, 2024, and September 30, 2023, respectively. The balance of subscription agreement liability (net of debt discount) was $354,503 as of June 30, 2024, and $0 as of September 30, 2023.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update(“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through August 17, 2024, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern. The Company completed its Business Combination on August 15, 2024.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry, the geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities, as well as the war between Israel and Hamas, and the possibility of these conflicts spreading in the surrounding region, the status of debt and equity markets, and protectionist legislation in our target markets. Management has concluded that while it is reasonably possible that any of the foregoing could have a negative effect on the Company’s financial position, results of its operations and/or that of Rezolve’s or any other target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs on or after January 1, 2023, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of the

Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination. The Company has agreed that any such excise taxes shall not be paid from the interest earned on the funds held in the Trust Account.

As discussed above, during February 2023, holders of 11,491,148 shares of Common Stock elected to redeem their shares in connection with the Extension. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders. During August 2023, holders of 1,145,503 shares of Common Stock elected to redeem their shares in connection with the Second Amendment Extension Proposal. As a result, $12,095,215 was removed from the Company’s Trust Account to pay such holders. During February 2024, holders of 945,662 shares of Common Stock elected to redeem their shares in connection with the Third Amendment Extension Proposal. As a result, $10,384,496 was removed from the Company’s Trust Account to pay such holders.

Management has evaluated the requirements of the IR Act and the Company’s operations, and has determined that $1,395,596 related to the redemptions as described above is required to be recorded as a liability on the Company’s balance sheet as of June 30, 2024. This liability will be reevaluated and remeasured at the end of each quarterly period.

During the third quarter, the IRS issued final regulations with respect to the timing and payment of the excise tax. Pursuant to those regulations, the Company would need to file a return and remit payment for any liability incurred during the period from January 1, 2023 to December 31, 2023 on or before October 31, 2024.

The Company is currently evaluating its options with respect to payment of this obligation. If the Company is unable to pay its obligation in full, it will be subject to additional interest and penalties which are currently estimated at 10% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from November 1, 2024 until paid in full.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows for the period presented in the unaudited condensed financial statements. Operating results for the three and nine months ended June 30, 2024, are not necessarily indicative of the results that may be expected through September 30, 2024.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K, as filed with the SEC on December 4, 2023.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart the Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $13,242 and $60,284 in cash as of June 30, 2024 and September 30, 2023, respectively.

Cash Held in Trust Account

As of both June 30, 2024, and September 30, 2023, the assets held in the Trust Account were held in an interest-bearing demand deposit account. To mitigate the risk that the Company may be deemed an investment company for purposes of the Investment Company Act, on August 10, 2023, the Company instructed the trustee of the Trust Account to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest bearing demand deposit account until the earlier of consummation of a Business Combination or liquidation. Furthermore, such cash is held in bank accounts which exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of certain of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. At June 30, 2024 and September 30, 2023, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Offering Costs Associated with IPO

The Company complies with the requirements of ASC340-10-S99-1and SEC Staff Accounting Bulletin Topic 5A— “Expenses of Offering”. Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are related to the IPO. The Company incurred offering costs amounting to $3,537,515 as a result of the IPO consisting of a $1,500,000 underwriting commissions and $2,037,515 of other offering costs.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ deficit. The Company’s shares of common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 1,417,687 and 2,363,349 and shares of common stock as of June 30, 2024 and September 30, 2023 subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of common stock subject to possible redemption resulted in charges against additional paid-in capital and accumulated deficit.

At June 30, 2024 and September 30, 2023, the common stock reflected in the balance sheets are reconciled in the following table:

Gross Proceeds	$150,000,000
Proceeds allocated to Public Warrants	(11,700,000)
Issuance costs related to common stock	(3,261,589)
Remeasurement of carrying value to redemption value	14,961,589
Subsequent remeasurement of carrying value to redemption value – Trust interest income (excluding the amount that can be withdrawn from Trust Account for taxes)	548,862
Common stock subject to possible redemption – September 30, 2022	$150,548,862
Redemptions	(129,175,094)
Remeasurement of carrying value to redemption value	3,943,038
Common stock subject to possible redemption – September 30, 2023	$25,316,806
Redemptions	(10,384,496)
Remeasurement of carrying value to redemption value	1,108,476

Common stock subject to possible redemption – June 30, 2024	$16,040,786

Net (Loss) Income Per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net (loss) income per common stock is computed by dividing net (loss) income by the weighted average number of common stock outstanding for the period. Remeasurement adjustments associated with the redeemable shares of common stock are excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted (loss) income per share does not consider the effect of the warrants issued in connection with the IPO because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 7,500,000 shares of common stock in the aggregate. As of June 30, 2024 and 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per common stock is the same as basic net (loss) income per common stock for the periods presented.

Accretion of the carrying value of common stock subject to redemption value is excluded from net (loss) income per common stock because the redemption value approximates fair value.

	For the Three Months Ended June 30,				For the Nine Months Ended June 30,
	2024		2023		2024		2023
	Common stock subject to possible redemption	Common stock	Common stock subject to possible redemption	Common stock	Common stock subject to possible redemption	Common stock	Common stock subject to possible redemption	Common stock
Basic and diluted net (loss) income per share
Numerator: Allocation of net (loss) income, as adjusted	$(283,071)	$(1,140,024)	$(212,999)	$(346,585)	$(539,100)	$(1,625,155)	$12,296	$8,004
Denominator:
Basic and diluted weighted average shares outstanding	1,417,687	5,709,500	3,508,852	5,709,500	1,893,969	5,709,500	8,770,367	5,709,500

Basic and diluted net (loss) income per share	$(0.20)	$(0.20)	$(0.06)	$(0.06)	$(0.28)	$(0.28)	$0.00	$0.00

Stock-Based Compensation

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (“ASC 718”), which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the condensed statements of operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

On June 16, 2021, the Sponsor transferred 50,000 shares to each of its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. The aforementioned transfer is within the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The aggregate fair value of these shares was $509,552 at issuance. A total of 100,000 shares vested upon consummation of the Initial Public Offering. The remaining 105,000 shares vest in equal quarterly installments until the second anniversary of the consummation of the Company’s Initial Public Offering, or August 17, 2023. At June 30, 2024, all shares under the June 16, 2021 grant were vested.

On June 26, 2023, the Sponsor allocated 270,000 shares to its three independent directors (90,000 each) and 100,000 shares to an executive officer. The aforementioned transfer is within the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the transfer date. The aggregate fair value of these shares was $207,200 at the date of the transfer. A total of 190,000 shares vested upon the transfer date. The remaining 180,000 shares will vest as follows: 90,000 upon the 6 month anniversary of the transfer date; and 90,000 upon the one year anniversary of the transfer date, provided that all unvested shares would become vested upon consummation of initial business combination. The Company recognized $100,800 of stock-based compensation related to this grant for the nine months ended June 30, 2024.

On April 18, 2024, the Chief Executive Officer and President of the Company each purchased 75,000 Founder Shares (or an aggregate of 150,000 shares) from other members of the Sponsor for $.006 per share or a total of $900. The Sponsor allocated these Founder Shares from the selling members to the Chief Executive Officer and President. The aforementioned transfer is within the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the transfer date. The excess of the fair value of the shares purchased by executives over the price that they paid for these shares is recorded as part of the stock compensation expense in the Company’s statement of operations.

The Company recognized $601,809 and $190,289 of stock-based compensation for the nine-month periods ended June 30, 2024 and June 30, 2023, respectively and $526,209 and $134,363 of stock-based compensation for the three month periods ended June 30, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

As of June 30, 2024, and September 30, 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was (2.77)% and (17.26)% for the three months ended June 30, 2024 and 2023. Our effective tax rate was (7.62)% and 96.28% for the nine months ended June 30, 2024 and 2023. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended June 30, 2024, and 2023, due to the valuation allowance on the deferred tax assets and permanent differences related to the business acquisition, stock-based compensation expenses and non-deductible interest.

While ASC 740 identifies usage of an effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant, unusual or infrequent. Computing the effective tax rate for the Company is complicated due to the potential impact of the timing of any Business Combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expense in a current period based on ASC 740-270-25-3 which states, “If an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (benefit) but is otherwise able to make a reasonable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the usual elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through June 30, 2024.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2024, and September 30, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Debt Discounts

Debt discounts represent issuance costs related to subscription agreement liability, and are included in the condensed consolidated balance sheets as a direct deduction from the face amount of the subscription agreement liability. Debt discounts are amortized over the term of the related subscription agreements and are included in the interest expense.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09)”, which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

Note 3 — Related Party Transactions

Founder Shares

On February 3, 2021, the Sponsor paid $25,000, approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of common stock, par value $0.0001. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 Founder Shares forfeited to the Company for no consideration.

The Sponsor, officers and directors have agreed not to transfer, assign or sell any Founder Shares held by them until the earliest of (A)180 days after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their public shares for cash, securities or other property (except with respect to permitted transferees). Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor, officers, and directors with respect to any Founder Shares.

Additionally, upon consummation of the IPO, the Sponsor sold membership interests in the Sponsor to 10 anchor investors that purchased 9.9% of the units sold in the IPO. The Sponsor sold membership interests in the Sponsor entity reflecting an allocation of 131,250 Founder Shares to each anchor investor, or an aggregate of 1,312,500 Founder Shares to all 10 anchor investors, at a purchase price of approximately $0.006 per share. The Company estimated the aggregate fair value of these founder shares attributable to each anchor investor to be $424,491, or $3.23 per share. The Company has offset the excess of the fair value against the gross proceeds from these anchor investors as a reduction in its additional paid-in capital in accordance with Staff Accounting Bulletin Topic 5A.

Representative Common Stock

On February 8, 2021, EarlyBirdCapital, Inc. and Northland Securities, Inc. (“Northland”) purchased 162,500 and 87,500 shares of common stock (“representative shares”), respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25. On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

The representative shares are identical to the public shares included in the Units being sold in the IPO, except that the representative shares are subject to certain transfer restrictions, as described in more detail below.

The holders of the representative shares have agreed not to transfer, assign or sell any such shares until 30 days after the completion of an initial Business Combination. In addition, the holders of the representative shares have agreed (i) to waive their redemption rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of an initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete an initial Business Combination.

Promissory Notes-to Related Party

On May 9, 2022, the Sponsor loaned the Company the aggregate amount of $483,034 in order to assist the Company to fund its working capital needs. The loan is evidenced by two promissory notes in the aggregate principal amount of $483,034 from the Company, as maker, to the Sponsor, as payee. During July 2022, the Company fully repaid one of the promissory notes in the amount of $187,034, which represented monies loaned to the Company for the payment of Delaware franchise taxes. The Company utilized the interest earned on the Trust Account to repay the promissory note. The Company also paid $0 and $4,300 on behalf of the Sponsor for tax services in the three and nine-month periods ended June 30, 2024 and 2023, respectively. These amounts were applied against the balance owing to the Sponsor under the remaining promissory note. As of June 30, 2024 and September 30, 2023, the net amount outstanding under the promissory note was $247,454 and $247,454, respectively.

On November 10, 2022, the Sponsor loaned the Company $1,500,000 in order to cover the additional contribution to the Trust Account in connection with the Company’s exercise of the extension of the Combination Period until February 17, 2023, and $450,000 to fund its working capital needs. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On July 28, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $125,245. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $125,245 as of June 30, 2024.

On August 2, 2023, the Company entered into a promissory note to the Sponsor in the amount of up to $425,402. The Extension Note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. Upon consummation of a Business Combination, the Sponsor shall have the option, but not the obligation, to convert up to $425,402 of the total principal amount of this note, in whole or in part at the option of the Sponsor, into common stock of the Company at a price of $10.00 per share (the “Common Stock”). The Common Stock shall be identical to the private placement shares issued to the Sponsor at the time of the Company’s IPO. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023. On September 12, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to October 17, 2023. On October 10, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to November 17, 2023. On November 9, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to December 17, 2023. On December 19, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to January 17, 2024. As of June 30, 2024, $354,502 was drawn and outstanding under this note. Management has determined that the conversion feature described above should not be accounted for separately from its host instrument. The December 19, 2023 draw of $70,900 under the Extension Note was attributable to a draw down under the Subscription Agreement with Polar as described in the Note 4 below.

On August 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $20,840 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $20,840 as of June 30, 2024.

On September 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $79,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $79,099 as of June 30, 2024.

On October 10, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $59,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $59,099 as of June 30, 2024.

On November 20, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $12,510 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $12,510 as of June 30, 2024.

On December 19, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $39,100 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. This promissory note is attributable to a draw down under the Subscription Agreement with Polar as described in the Note 4 below.

On January 16, 2024, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to February 17, 2024. The funds made available by the Sponsor to the Company under the Extension Note were attributable to a draw down under the Subscription Agreement with Polar described in Note 4 below.

On January 16, 2024, the Company borrowed $39,100 from the Sponsor to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. This promissory note was funded by the Sponsor pursuant to a draw down under the Subscription Agreement with Polar (as described in Note 4 below).

In connection with the approval of the Third Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $297,714 (the “Second Extension Note”) to the Sponsor. The Second Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that the Company does not consummate a Business Combination, the Second Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Second Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $ 49,619 to be deposited into the Trust Account within three business days following February 17, 2024, and up to $248,095 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. As of June 30, 2024, $248,095 was drawn and outstanding under the Second Extension Note.

On February 16, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to March 17, 2024. The funds made available by the Sponsor to the Company under the Second Extension Note were attributable to a draw down under the Subscription Agreement with Polar described in Note 4 below.

On February 16, 2024, the Company borrowed $60,381 from the Sponsor to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. This promissory note was funded by the Sponsor pursuant to a draw down under the Subscription Agreement with Polar described in Note 4 below.

On March 13, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to April 17, 2024. The funds made available by the Sponsor to the Company under the Second Extension Note were attributable to the fourth and final draw down under the Subscription Agreement with Polar described in Note 4 below.

On March 13, 2024, the Company borrowed $60,381 from the Sponsor to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. This promissory note was funded by the Sponsor pursuant to the fourth and final draw down under the Subscription Agreement with Polar described in Note 4 below.

On April 16, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to May 17, 2024.

On April 16, 2024 the Company issued a promissory note to the Sponsor for the aggregate amount of $53,388 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. This promissory note was partially funded by the Sponsor pursuant to the funds provided under the Subscription Agreement with Vellar described in Note 4 below.

On April 22, 2024 the Company issued a promissory note to the Sponsor for the aggregate amount of $40,939 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On April 25, 2024 the Company issued a promissory note to the Sponsor for the aggregate amount of $19,054 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On May 15, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to June 17, 2024.

On May 15, 2024, the Company issued a promissory note to the Sponsor for the aggregate amount of $12,381 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On June 6, 2024, the Company issued a promissory note to the Sponsor for the aggregate amount of $5,150 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On June 15, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to July 17, 2024.

On June 21, 2024, the Company issued a promissory note to the Sponsor for the aggregate amount of $1,364 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On June 21, 2024, the Company issued a promissory note to the Sponsor for the aggregate amount of $32,000 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time

The aggregate balance outstanding under all promissory notes, excluding the funding under the Subscription Agreements (as described in Note 4 below) was $3,056,726 and $2,564,439 as of June 30, 2024 and September 30, 2023, respectively.

Administrative Service Fee

Commencing on the date of the IPO, the Company will pay the Sponsor $10,000 per month for office space, utilities and secretarial support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and nine months ended June 30, 2024, the Company incurred $30,000 and $90,000, respectively in administrative service fees. For each of the three and nine months ended June 30, 2023, the Company incurred and paid $30,000 and $90,000, respectively, in administrative service fees. The Company has $60,000 and $0 related to the administrative service fees, included in the accounts payable as of June 30, 2024 and September 30, 2023, respectively.

Note 4 — Subscription Agreements Liability

Effective December 12, 2023, the Company and the Sponsor entered into a subscription agreement (the “Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party of the Company, pursuant to which Polar agreed to make certain capital contributions (the “Investor Capital Contribution”) from time to time, at the request of the Sponsor, subject to the terms and conditions of the Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs and extension payments. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination, as further described below; and (ii) the Company and the Sponsor have agreed jointly and severally to return the Investor Capital Contribution to the Investor at the closing of an initial business combination. The maximum aggregate Investor Capital Contribution is $440,000, with an initial Investor Capital Contribution of $110,000 available for drawdown within five (5) business days of the Subscription Agreement and the remaining amount to be available for drawdown in three equal tranches of $110,000 during January, February and March 2024. On December 19, 2023, the initial Investor Capital Contribution of $110,000 was funded to the Sponsor, on January 16, 2024, the second Investor Capital Contribution of $110,000 was funded to the Sponsor, on February 13, 2024, the third Investor Capital Contribution of $110,000 was funded to the Sponsor, and on March 13, 2024, the fourth and final Investor Capital Contribution of $110,000 was funded to the Sponsor. In exchange for the foregoing commitment of Polar to make the Investor Capital Contributions to the Sponsor, the Company agrees to, or cause the surviving entity following the closing of the Company’s initial business combination to, issue 880,000 shares of Company’s common stock.

In the event that Sponsor or the Company defaults in its obligations under the terms of the Subscription Agreement with Polar and in the event that such default continues for a period of five (5) business days following written notice to the Sponsor and Company (the “Default Date”), the Company (or the surviving entity following the De-SPAC Closing) shall immediately issue to Investor 220,000 shares of Company’s Common Stock (the “Default Shares” and together with the Subscription Shares, the “Investor Shares”) on the Default Date and shall issue an additional 220,000 Default Shares on each monthly anniversary of the Default Date thereafter, until the default is cured.

If the Company liquidates without consummating an initial business combination, neither the Company nor the Sponsor shall have any further obligation under the Subscription Agreement other than distributing to the Investor any available cash balances in their operating accounts up to the amount of the Investor Capital Contribution (subject to applicable law) excluding any funds held in the Trust Account.

The shares currently held by the Sponsor in consideration for the amount that has been funded by Polar as of or prior to the closing of an initial business combination (the “Subscription Shares”). The Company or the surviving entity of the business combination shall promptly file a registration statement for resale to register the Subscription Shares after the closing of an initial business combination, but no later than 45 calendar days after the closing of business combination, and cause the registration statement to be declared effective by 150 calendar days after the closing of an initial business combination. The Subscription Shares shall be free from the lockup provisions currently applicable to these shares (for a period of 180 days following the closing of the business combination), provided that the stockholders of the Company shall have approved a proposal to such effect at the stockholders meeting held to approve the initial business combination.

On April 18, 2024, the Company entered into a subscription agreement with an entity related to the Sponsor pursuant to which (i) the entity funded $33,008 to the Sponsor which is to be returned to the entity by the Sponsor promptly following the closing of the initial business combination and (ii) as an inducement for the investment, the Sponsor allocated 33,000 Founder Shares to the entity. The funds received from the entity were loaned by the Sponsor to the Company.

The Company accounts for the subscription agreements liability as a bundled transaction with allocation of individual items based on their relative fair values. The fair value of shares issuable under the Subscription

Agreements is considered cost of borrowing of the funds lent by the Sponsor upon receipt of the Contributions from the Investor and the net amount is recorded as subscription agreement liability in the Company’s condensed balance sheet. The Company recognized $462,716 of cost of borrowing attributable to the draws under the Subscription Agreements. Such cost of borrowing is amortized over the term of the Subscription Agreements and is included in the Company’s statement of operations as interest expense. For the nine months ended June 30, 2024, the Company recorded $344,226 of interest expense attributable to the previously recognized cost of borrowing. The net amount of subscription liability of $354,503 is presented as a separate line item in the Company’s condensed balance sheet as of June 30, 2024.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the representative shares, Private Shares and any shares the Sponsor may receive in payment of the Extension Note, will be entitled to registration rights pursuant to an agreement signed on the effective date of the IPO. The holders of a majority of these securities (other than the holders of the representative shares) are entitled to make up to two demands that the Company registers such securities.

The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Shares and shares issued to the Sponsor in payment of the Extension Note can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $1,500,000 (and are entitled to an additional $225,000 of deferred underwriting commission payable at the time of an initial Business Combination if the underwriters’ over-allotment is exercised in full). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in the $225,000 deferred underwriting commission to be not payable to the underwriter.

Financial Advisory Fee

The Company has engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), an affiliate of a member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to one (1.0) percent of the aggregate proceeds of the IPO, or $1,500,000, upon closing of the IPO. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. On August 18, 2021, the Company paid to CCM an aggregate of $1,500,000. The Company engaged CCM as a capital markets advisor in connection with the initial Business Combination for which it will earn an advisory fee of $3,000,000 payable only upon closing of the Business Combination. The Company also engaged CCM as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $8,750,000 payable only upon closing of the Business Combination.

The Company has engaged D.A. Davidson & Co. as a financial advisor and investment banker in connection with the initial Business Combination for which it will earn an advisory fee of $600,000, payable only upon closing of the Business Combination.

The Company has engaged Craig Hallum Capital Group LLC as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $500,000, payable only upon closing of the Business Combination.

The Company had engaged ICR LLC (“ICR”) to provide investor relations services in connection with the initial Business Combination for which ICR was entitled to a monthly fee of $10,400 for the period from November 2021 through December 2022 when the contract with ICR was terminated. A total of $145,600 is recorded by the Company and is due and payable to ICR upon either the termination of or the closing of the initial Business Combination. Under the contract, an additional $145,600 would be due and payable to ICR only upon the closing of the initial Business Combination.

The Company has engaged Bishop IR (“Bishop”) as an investor relations advisor in connection with the initial Business Combination for the period from June 21, 2023 through June 20, 2024 with a monthly fee of $8,000, which will increase to $12,000 upon the closing of the initial Business Combination. Either party can terminate the contract at any time upon thirty days prior notice to the other party. Upon completion of initial Business Combination, Bishop would be entitled to a success fee of $100,000 payable only upon closing of the initial Business Combination.

Business Combination Marketing Agreement

The Company engaged Northland Securities, Inc., the representative of the underwriters, as an advisor in connection with Business Combination to assist in holding meetings with the Company’s stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay the representative a cash fee for such services only upon the consummation of the initial Business Combination in an amount equal to 2.25% of the gross proceeds of the IPO, or $3,375,000. The Company will also pay the representative a separate capital market advisory fee of $2,500,000 only upon the completion of the initial Business Combination. Additionally, the Company will pay the representative a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if the representative introduces the Company to the target business with which the Company completes a Business Combination. On February 8, 2021, Northland purchased 87,500 shares of common stock at an average purchase price of approximately $0.0001 per share. On May 29, 2021, Northland returned these 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

We also will pay to the representative only upon the closing of the initial Business Combination, $1,030,000 due under two separate engagement letters in connection with fairness opinions delivered to our Board of Directors. An aggregate of $120,000 has already been paid under these engagement letters and expensed in the Company’s statement of operations for the fiscal year ended September 30, 2022.

Non-Redemption Agreements

On January 20, 2023, the Company and its Sponsor entered into ten agreements (the “Non-Redemption Agreements” ) with one or more third parties in exchange for them agreeing not to redeem shares of the Company’s common stock sold in its IPO in connection with the upcoming Annual Meeting at which a proposal to approve an extension of time for the Company to consummate an initial business combination from February 17, 2023 to August 17, 2023 had also been submitted to the stockholders. The Non-Redemption Agreements provide for the allocation of up to 75,000 Founder Shares held by the Sponsor in exchange for such investor and/or investors agreeing to hold and not redeem certain public shares at the Meeting. Certain of the parties to the Non-Redemption Agreements are also members of the Sponsor. The Company estimated the aggregate fair value of the 713,057 Founder Shares attributable to the non-redeeming stockholders to be $1,102,909 or on average $1.55 per share. The excess of the fair value of the Founder Shares was determined to be a contribution to the Company from the Sponsor in accordance with Staff Accounting Bulletin (“SAB”) Topic 5T and an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was recorded against additional paid-in capital. Pursuant to the Non-Redemption Agreements, the Company agreed not to satisfy any of its excise tax obligations from the interest earned on the funds held in the Trust Account.

Right of First Refusal

If the Company determines to pursue any equity, equity-linked, debt or mezzanine financing relating to or in connection with an initial Business Combination, then Northland Securities, Inc. shall have the right, but not the obligation, to act as book running manager, placement agent and/or arranger, as the case may be, in any and all such financing or financings. This right of first refusal extends from the date of the IPO until the earlier of the consummation of an initial Business Combination or the liquidation of the Trust Account if the Company fails to consummate a Business Combination during the required time period.

Purchasing Agreement

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted company (“YA”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve during the 36 month period following the closing of the Business Combination. Rezolve will not be obligated to draw any amount under the Agreement, will control both the timing and amount of all drawdowns, and will issue stock to YA on each drawn down from the facility. Subject to closing of the Business Combination, Rezolve must file and maintain a registration statement, or multiple registration statements, for resale by YA of the shares. If the Business Combination Agreement is terminated, other than in connection with the consummation of the Business Combination, then the Purchase Agreement shall be terminated and of no further effect, without any liability of any party thereunder. Other than making appropriate disclosure of the Purchase Agreement under the Federal securities laws, the Company has no obligations under the Purchase Agreement.

On February 2, 2024, Armada, Rezolve, Rezolve AI and YA amended and restated the Purchase Agreement, (the “Amended and Restated Purchase Agreement”) to, among other things, incorporate a prepaid advance arrangement, whereby YA committed to provide Rezolve with a prepaid advance in an original principal amount of $2,500,000 (the “Prepaid Advance”). Upon execution of the Amended and Restated Purchase Agreement, $2,000,000 of the Prepaid Advance was funded to Rezolve.

Note 6 — Recurring Fair Value Measurements

Funds in the Company’s Trust Account were held in an interest-bearing demand deposit account as of June 30, 2024 and September 30, 2023 and classified as Level 1 in the hierarchy of fair value measurements with carrying value approximating fair value.

	June 30, 2024		September 30, 2023
	Level	Amount	Level	Amount
Assets:
Interest-bearing demand deposit account	1	$16,126,337	1	$25,324,028

Note 7 — Stockholders’ Deficit

Preferred stock

The Company is authorized to issue 1,000,000 shares of preferred stock with apar value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2024 and September 30, 2023, there were no shares of preferred stock issued or outstanding.

Common stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. At June 30, 2024 and September 30, 2023, there were 5,709,500 shares of common stock issued and outstanding, excluding 1,417,687 and 2,363,349 shares subject to redemption, respectively. On February 3, 2021, affiliates of the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 Founder Shares. On February 8, 2021, EarlyBirdCapital, Inc. and Northland purchased 162,500 and 87,500 representative shares, respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25.00.

On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled and on June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, resulting in the Sponsor holding an aggregate of 5,012,500 shares of common stock. On June 16, 2021, the Sponsor transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three outside directors. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriter’s over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to the Company for no consideration.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve the initial Business Combination, the Sponsor, as well as all of the Company’s officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to the IPO and any shares purchased in the IPO or following the IPO in the open market in favor of the proposed Business Combination.

Warrants

Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants will become exercisable 30 days after the completion of the Company’s initial Business Combination. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, in whole and not in part:

•	at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder

•

if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

Note 8— Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in these condensed financial statements.

In connection with the Business Combination Agreement, on July 4, 2024, Rezolve effected a pre-Closing demerger (the “Pre-Closing Demerger”) pursuant to UK legislation under which (x) part of Rezolve’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) were transferred to Rezolve AI in exchange for the issue by Rezolve AI of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve in proportion to their holdings of shares of each class in Rezolve as at immediately prior to the Pre-Closing Demerger, (y) Rezolve AI assumed the secured convertible notes issued by Rezolve and (z) Rezolvewas placed into a members’ voluntary liquidation.

On July 5, 2024, the Company issued a promissory note to the Sponsor for the aggregate amount of $5,150 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On July 17, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to August 17, 2024.

On July 17, 2024, the Company issued a promissory note to the Sponsor for the aggregate amount of $381 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On August 1, 2024, the Company held a special meeting of stockholders (the “Special Meeting”) virtually to approve, among other things, the Company’s initial business combination, as more fully described in the Definitive Proxy Statement filed with the U.S. Securities and Exchange Commission on July 10, 2024.

In connection with the Special Meeting, Public Stockholders holding 1,300,391 Public Shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $14,803,608 (approximately $11.38 per share) was removed from the Trust Account to pay such holders.

At the Special Meeting, the stockholders also approved a proposal to amend the Company’s second amended and restated certificate of incorporation to eliminate the limitation that the Company may not consummate a business combination to the extent the Company would have net tangible assets of less than $5,000,001, which amendment will be effective immediately prior to or upon consummation of a business combination in order to allow the Company to consummate the Business Combination irrespective of whether the Company would exceed such limitation.

On August 15, 2024, subsequent to the fiscal quarter ended June 30, 2024, the fiscal quarter to which this Quarterly Report on Form 10-Q relates, the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, by and among the Company, Rezolve, Rezolve AI and the other parties thereto.

Upon consummation of the Business Combination, on August 15, 2024, (i) Rezolve AI effected a re-classification of its share capital whereby Rezolve AI series A shares were reclassified as ordinary shares of same class as existing ordinary shares on issue in Rezolve AI, with nominal value £0.0001 per share (the “Rezolve Ordinary Shares”), and (ii) the Company merged with and into Rezolve Merger Sub, with the Company surviving as a wholly owned subsidiary of Rezolve AI, with shareholders of the Company received Rezolve Ordinary Shares in exchange for their existing common stock of the Company and the Company warrant holders having their warrants automatically exchanged by assumption by Rezolve AI of the obligations under such warrants.

In contemplation of closing of the Business combination the Company has entered into the following agreements with their vendors which were not paid in cash at the closing of the Business Combination:

On July 30, 2024 the Company issued a promissory note to Northland Securities, Inc. (“Northland”) for an amount of $5,141,250 and agreed to pay interest on the principal amount outstanding from time to time from July 30, 2024 until the note is fully paid, at the rate of 10% per annum, compounded annually. The timing and repayment amounts under the note will depend on the amounts of financing raised by the Company and its direct and indirect parent companies after completion of the Business Combination. If more than (a) $25,000,000 in proceeds is raised while the note is outstanding, 50% of the outstanding principal and all accrued and unpaid interest on the note shall become immediately due and payable and (b) if more than $50,000,000 in gross proceeds is raised, all of the outstanding principal and all accrued and unpaid interest shall become immediately due and payable. In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20,000,000 in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all but $1,135,000 into shares of the Company’s common stock at a price of $10.00 per share. In the event the Company and its direct and indirect parent companies after completion of the Business Combination have $20,000,000 or more in cash, cash equivalents and marketable securities as of any time on or prior to December 31, 2025, Northland may, at its option on or prior to June 30, 2026, sell any or all of the shares of the Company’s common stock received pursuant to the prior sentence to the Company at a price of $10.00 per share. The note was entered into in full satisfaction of the cash payments otherwise due to Northland by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve and Rezolve AI.

On August 14, 2024 the Company issued a promissory note to J.B.V. Financial Group, LLC (“JBV”) ) for an amount of $7,500,000 and agreed to pay interest on the principal amount outstanding from time to time from August 14, 2024 until the note is fully paid, at the rate of 4.95% per annum. The note is to be repaid in installments of $625,000 (“Amortization Payment”) beginning on January 31, 2025, and on each month end thereafter until December 31, 2025. The Company may, in its sole discretion, elect to pay all or any portion of the Amortization Payment or any interest due and payable on the maturity date in ordinary shares of Rezolve AI, with the number of such shares determined by dividing the Amortization Payment by a price per ordinary share equal to 95% of the arithmetic average of the daily VWAP for the 5 days ending on the day immediately preceding the due date of the Amortization Payment. The note was entered into in full satisfaction of the cash payments otherwise due to JBV by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve and Rezolve AI.

On August 14, 2024 Rezolve AI issued a promissory note to pay to Cohen & Company Financial Management LLC (the “Agent”) as an agent for the Sponsor, in the principal sum of $3,144,883.06 (the “Original Amount”), with the Original Amount, the accrued interest thereon and other amounts due and payable (unless prepaid earlier or converted into shares of common stock) on August 14, 2027 (the “Maturity Date’). The note bears interest at 4.95% per annum. Starting from January 31, 2025, upon Agent’s request, Rezolve AI shall pay the Agent the principal amount plus all of the accrued interest in increments of 1/18 of the outstanding principal amount (the “Amortization Payment”) on a date determined by Agent (a “Payment Date”) until the Original Amount has been paid in full prior to or on the Maturity Date or, if earlier, upon acceleration, of prepayment of the note in accordance with the terms of the note. At the option of the Company, the Amortization Payments shall be made in cash or in shares of common stock of Rezolve AI, based on the price described in the promissory note. From and after January 15, 2025, Agent shall have the right, at Agent’s sole option, on any business day, to convert at the conversion price described in the note all or any portion of the outstanding principal amount of the note up to an amount described in the note. The convertible note was entered into in exchange for the Sponsor’s interest in and extinguishment of its interest in the existing loans from the Sponsor to the Company exclusive of the funding by Polar under the subscription agreement which is described above. The funding by Polar was repaid by the Company to Polar at the time of closing as required by the subscription agreement with Polar.

ITEM 19.	EXHIBITS

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association of Rezolve AI Limited.

2.1	Specimen Rezolve Ordinary Share Certificate.

2.2	Specimen Rezolve Warrant Certificate.

4.1	Business Combination Agreement, dated December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023, as amended on August 4, 2023 (incorporated by reference to exhibit 2.1 of Rezolve AI Limited’s Registration Statement on Form F-4, filed with the SEC on July 5, 2024).

4.2	First Amendment to the Business Combination Agreement, dated as of August 4, 2023, by and among Armada Rezolve Limited, Rezolve and Rezolve Merger Sub (incorporated by reference to exhibit 2.1 of Rezolve AI Limited’s Registration Statement on Form F-4, filed with the SEC on July 5, 2024).

4.3	Warrant Agreement, dated August 15, 2024, by and among Rezolve AI Limited and Computershare Inc. and its affiliate, Computershare Trust Company, N.A.

4.4	Warrant Assignment, Assumption and Amendment Agreement, dated August 15, 2024, by and among Rezolve AI Limited and Computershare Inc. and its affiliate, Computershare Trust Company, N.A.

4.6	Investor Rights Agreement, dated August 15, 2024, by and among Rezolve AI Limited and the holders party thereto.

4.7	Form of Lock-In Agreement, dated August 15, 2024.

8.1	List of Subsidiaries of Rezolve AI Limited

11.1	Insider Trading Policy

11.2	Rezolve AI Limited Code of Ethics

15.1	Unaudited Pro Forma Condensed Combined Financial Statements of Rezolve

15.2	Letter dated August 21, 2024 from Marcum LLP, pertaining to Item 16F.

15.3	Consent of Marcum LLP

15.4	Consent of Grassi & Co., CPAs, PC.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Rezolve AI Limited

August 21, 2024	By:	/s/ Daniel Wagner
Name: Daniel Wagner
Title: Chief Executive Officer and Director