Form 20-F
period 2025-12-31
REZOLVE AI PLC
filed 2026-03-31
CIK 1920294

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

(+44 204 625 9700)

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

At December 31, 2025, the issuer had 336,327,587 ordinary shares, par value £0.0001 per share.

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

Not applicable.

D.
Risk factors.

Risk factors summary.

Except where the context otherwise requires or where otherwise indicated in this Annual Report on Form 20-F, all references to "Rezolve," the "Company," "we," "our" and similar terms refer to Rezolve AI plc and its subsidiaries. You should consider carefully the risks and uncertainties described in this prospectus before investing in our securities. These risks are discussed more fully in the section titled “Risk Factors” following this summary. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. These risks include, but are not limited to, the following:

•
Rezolve has generated limited revenues from existing distribution and consumer-facing networks ("Channels") and there is no guarantee that it will be able to attract and retain new merchants and increase sales to new merchants.
•
Rezolve is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future.
•
The impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") and spending on technology, may adversely affect Rezolve’s business, operating results and financial condition.
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

•
Rezolve's financial statements contain a liquidity note, which could impact its ability to obtain new financing on reasonable terms or at all.
•
As a result of Rezolve’s business model, it may not be able to accurately assess its financial position and results of operations.
•
Rezolve’s business is susceptible to risks associated with international sales and the use of its platform in various countries.
•
As Rezolve and its Channels and merchants adopt its proprietary machine learning systems, it may be exposed to risks related to systems efficiency and disclosure and changes to the political and regulatory framework for artificial intelligence ("AI") technology, which can adversely affect Rezolve’s business, financial condition and results of operations.
•
Exchange rate fluctuations may negatively affect Rezolve’s results of operations.
•
Rezolve's business may be negatively affected by price fluctuations of Tether related to federal regulatory investigations and changes to the Venezuelan government.
•
There is volatility and impairment risk related to Rezolve's holdings of SQD tokens.
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
•
Expansion into geographies such as the United States ("U.S."), Latin America, India, and China in the future, is important to the growth of Rezolve’s business, and if Rezolve does not manage the business and economic risks of international expansion effectively, it could materially and adversely affect Rezolve’s business, financial condition and results of operations.
•
A regional or global health pandemic, such as the global COVID-19 pandemic, may adversely impact Rezolve’s business, results of operations and financial performance.
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
•
A denial-of-service attack or security breach or incident could delay or interrupt service to Rezolve’s merchants and their customers, harm Rezolve’s reputation and subject Rezolve to significant liability.

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
•
If Rezolve fails to properly develop, invest in, and manage its AI technologies, including its proprietary brainpowa LLM and BrainCommerce suite, Rezolve's business, financial condition and results of operations could be materially adversely affected.
•
Rezolve’s AI technologies, including brainpowa, may produce inaccurate, misleading, biased, or otherwise flawed outputs, which could harm Rezolve’s reputation, business, and customer relationships.
•
Rezolve’s AI technology relies on the quality and availability of training data, and if such data is incomplete, inaccurate, biased, or becomes unavailable, Rezolve’s AI technologies may not perform as expected.
•
The markets for Rezolve’s AI-powered commerce solutions are rapidly evolving, highly competitive, and subject to shifting customer needs and frequent introductions of new LLM technologies. As the markets in which Rezolve operates continue to mature and new AI technologies and competitors enter such markets, Rezolve expects competition to intensify.
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
•
Enhanced trade tariffs, import restrictions, export restrictions, U.S. regulations or other trade barriers may materially harm Rezolve’s business.
•
From time to time, Rezolve may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on Rezolve’s profitability and consolidated financial position.
•
Certain provisions of the Articles of Association ("Articles") and English law could deter takeover attempts.
•
The trading price of our ordinary shares, par value £0.0001 per share ("Ordinary Shares") could be volatile, and the value of our Ordinary Shares may decline.
•
A market for our securities may not be sustained, which would adversely affect the liquidity and price of our Ordinary Shares.
•
There can be no assurance that Rezolve will be able to comply with the continued listing standards of The Nasdaq Stock Market LLC ("Nasdaq").
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

Risk Factors.

An investment in our securities involves a high degree of risk. You should consider carefully the following risks, together with the financial and other information we include or incorporate by reference in this Annual Report on Form 20-F, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," before you decide to purchase our securities. If any of the following risks actually occur, our business, financial condition and operating results could be materially and adversely affected. In that case, the market price of our securities could decline and you may lose all or a part of your investment. The risks discussed below are not the only risks we face. Additional risks or uncertainties not currently known to us, or that we currently deem immaterial, may also have a material adverse effect on our business, financial condition and operating results. See “Cautionary Note Regarding Forward-Looking Statements.”

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

Rezolve may also fail to attract new partners and retain existing partners as a result of a number of other factors, including:

•
competitive factors affecting the software as a service ("SaaS"), business software applications market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by Rezolve’s competitors;
•
Rezolve’s ability to execute on Rezolve’s growth strategy and operating plans;
•
a decline in Rezolve’s partners’ level of satisfaction with Rezolve’s platform and usage of Rezolve’s platform;
•
changes in Rezolve’s relationships with third parties, including Rezolve’s partners, app developers, theme designers, referral sources and payment processors;
•
the timeliness and success of Rezolve’s solutions;
•
the frequency and severity of any system outages;
•
technological change; and
•
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

Rezolve incurred a net loss of $101.4 million in the year ended December 31, 2025 and $173.5 million in the year ended December 31, 2024, respectively. At December 31, 2025, Rezolve had a total shareholders’ deficit of $246.8 million. These losses and accumulated deficit are a result of the substantial investments Rezolve made to grow its business, and Rezolve expects to make significant expenditures to expand its business in the future. Rezolve expects to increase its investment in sales and marketing as it continues to spend on marketing activities and expand its partner referral programs. Rezolve also plans to increase its investment in research and development as it continues to introduce new offerings and services to extend the functionality of its platform. Rezolve intends to invest in its merchant service and support operations, which it considers critical for its continued success. To support the continued growth of its business and to comply with continuously changing security and operational requirements, Rezolve plans to continue investing in its technical infrastructure, marketing and payroll systems. Rezolve expects that these increased expenditures will make it harder for Rezolve to achieve profitability, and Rezolve cannot predict if it will achieve profitability in the near-term or at all. Historically, Rezolve’s costs have increased each year due to these factors and Rezolve expects to continue to incur increasing costs to support its anticipated future growth. Rezolve also expects to incur additional general and administrative expenses as a result of both its growth and the increased costs associated with being a public company. Rezolve’s expenses may be greater than it anticipates, and Rezolve’s investments to improve the efficiency of its business, technical infrastructure, marketing and payroll systems may not be successful. Increases in costs may adversely affect Rezolve’s business and results of operations.

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs and spending on technology, may adversely affect Rezolve’s business, operating results and financial condition.

Rezolve’s performance is subject to worldwide economic conditions and overall demand for technology and the impact of these factors on the economic performance of Rezolve’s current and prospective Channels and the levels of spending of their customers. In general, worldwide economic conditions may remain unstable, including inflation, and these conditions would make it difficult for Rezolve’s Channels, prospective Channels, merchants and Rezolve to forecast and plan future business activities accurately, and they could cause Rezolve’s Channels or prospective Channels and merchants to reevaluate their decision to purchase Rezolve’s solutions. Weak global economic conditions, changes in consumer behavior or a reduction in technology spending even if economic conditions stabilize, could adversely impact Rezolve’s business and results of operations in a number of ways, including longer sales cycles, lower demand or prices for Rezolve’s platform, fewer subscriptions and lower or no growth. For example, recent increased inflation, the residual effects of the collapse of Silicon Valley Bank and other financial institutions in March and April 2023, and resultant instability in global financial markets, may cause Rezolve’s customers to reduce spending, including on Rezolve’s services. Merchants and Channels may be disproportionately affected by economic downturns. Merchants and Channels frequently have limited budgets and may choose to allocate their spending to items other than Rezolve’s platform, especially in times of economic uncertainty or recessions.

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

Economic downturns may also adversely impact retail sales, which could result in merchants who use Rezolve’s platform going out of business or deciding to stop using Rezolve’s services in order to conserve cash. Weakening economic conditions may also adversely affect third parties with whom Rezolve has entered into relationships and upon which Rezolve depends in order to grow its business. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or reduced transaction fees, any of which could adversely affect Rezolve’s business.

Uneven economic growth or downturns or international trade and other global disruptions, geopolitical tensions, or disputes could adversely affect our business and operating results.

Trade and other global disputes and interruptions, including those related to tariffs, trade protection measures, import or export licensing requirements, the imposition of trade sanctions or similar restrictions by the U.S. or other governments, international tension and conflicts, as well as economic stagnation, cost inflation, strains on global transportation, manufacturing, and labor markets, and public health outbreaks, epidemics, or pandemics affect our ability to do business. Among other risks, the use of tariffs and other trade restrictions increase costs and may impact or otherwise complicate aspects of our business.

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

Furthermore, while Rezolve has developed its own proprietary LLM, brainpowa, Rezolve also uses AI technologies licensed from third parties, including Google Vertex AI Search for Commerce, in its products and services. Rezolve’s ability to continue to use such technologies at the scale it needs may be dependent on access to specific third-party technology. Rezolve cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and Rezolve may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI technologies become incompatible with Rezolve’s solutions or unavailable for use, or if the providers of such technologies unfavorably change the terms on which their AI technologies are offered or terminate their relationship with Rezolve, Rezolve’s solutions may become less appealing to its customers and its business could be harmed.

Any disruption, outage, or loss of information through hosted AI services could disrupt Rezolve’s operations or solutions. In addition, Rezolve’s vendors may incorporate artificial intelligence tools into their own offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Any of the foregoing could adversely affect Rezolve’s business, financial condition and results of operations.

The markets for Rezolve’s offerings are new and evolving and may develop more slowly or differently than we expect. Rezolve’s future success is dependent on the growth and expansion of these markets, its ability to adapt and respond effectively to evolving market conditions and its relationship with its business partners.

The markets for Rezolve’s offerings are relatively new, rapidly evolving and unproven. Accordingly, it is difficult to predict customer adoption and renewals, demand for Rezolve’s platform and Rezolve’s offerings, the entry of competitive offerings, the success of existing competitive offerings, or the future growth rate, expansion, longevity and the size of Rezolve’s target markets. The expansion of, and Rezolve’s ability to penetrate, these new and evolving markets depends on a number of factors, including widespread awareness among key organizational decision makers, the cost, performance and effectiveness of, and the perceived value associated with, digital adoption platforms and technologies. If we or other software and SaaS providers experience security incidents, loss or unauthorized acquisition or other processing of customer data, or disruptions in delivery or service, the market for these applications as a whole, including our platform and offerings, may be negatively affected. If digital adoption technologies and software do not continue to achieve market acceptance, or if there is a reduction in demand caused by decreased customer or user acceptance, technological challenges, weakening economic conditions (including in connection with international conflicts, economic downturns, and global pandemics like the COVID-19 pandemic), privacy, data protection, and cybersecurity concerns, governmental regulation, competing technologies and offerings, decreases in information technology spending or otherwise, or if software providers begin to implement digital adoption solutions natively within their existing products, the markets for our platform and offerings might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition and results of operations.

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

Rezolve’s plans to grow in Germany, Latin America, the U.S. and India and to expand into new geographies places significant demands on its operational infrastructure. The scalability and flexibility of its platform depends on the functionality of its technology and network infrastructure and its ability to handle increased traffic and demand. As merchant numbers grow and merchants increase their use of Rezolve’s platform, the number of orders processed through Rezolve’s platform and the amount of data and requests that it processes will increase. Any problems with the transmission of increased data and requests could result in harm to Rezolve’s brand or reputation. Moreover, as Rezolve’s business grows, Rezolve will need to devote additional resources to improving its operational infrastructure and continuing to enhance its scalability to maintain the performance of its platform.

Rezolve’s growth will likely continue to place, a significant strain on its managerial, administrative, operational, financial and other resources. Rezolve has grown from 21 employees at December 31, 2019 to 573 employees at December 31, 2025. Rezolve intends to further expand its overall business, including headcount, with no assurance that its revenues will grow. As Rezolve grows, it will be required to continue to improve its operational and financial controls and reporting procedures and it may not be able to do so effectively. As such, Rezolve may be unable to manage its expenses effectively in the future, which may negatively impact its gross profit or operating expenses.

In addition, Rezolve believes that an important contributor to its success has been its corporate culture, which it believes fosters innovation, teamwork, passion for its merchants and a focus on attractive designs and technologically advanced and well-crafted software. Most of Rezolve’s employees have been with Rezolve or Rezolve Limited for fewer than two years as a result of Rezolve's rapid growth. As Rezolve continues to grow, Rezolve must effectively integrate, develop and motivate a growing number of new employees. As a result, Rezolve may find it difficult to maintain its corporate culture, which could limit its ability to innovate and operate effectively. Any failure to preserve Rezolve’s culture could also negatively affect its ability to retain and recruit personnel, continue to perform at current levels or execute its business strategy.

Rezolve does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants.

Rezolve has limited experience determining the optimal prices for its solutions. Rezolve has changed its pricing model from time to time and expects to do so in the future. Given Rezolve’s limited experience with selling new solutions, Rezolve may not offer new solutions at the optimal price, which may result in Rezolve’s solutions not being profitable or not gaining market share. As competitors introduce new solutions that compete with Rezolve’s, especially in the payments space where Rezolve currently faces significant competition, Rezolve may be unable to attract new merchants at competitive prices. Pricing decisions may also impact the mix of adoption among Rezolve’s plans and negatively impact Rezolve’s overall revenues. Moreover, SMBs, which are generally sensitive to price and are expected to comprise a portion of the merchants using Rezolve’s platform, may be quite sensitive to price increases or prices offered by competitors. As a result, in the future, Rezolve may be forced to reduce its prices, which could adversely affect its financial results.

Our financial statements contain a liquidity note, which could impact our ability to obtain new financing on reasonable terms or at all.

As described in our accompanying combined consolidated financial statements, for the year ended December 31, 2025, we had an accumulated deficit of $359.6 million. For the year ended December 31, 2025, we incurred a net loss of $101.4 million and net cash used in operating activities was $63.1 million. Cash and cash equivalents totaled $111.1 million as of December 31, 2025, an increase of $101.4 million from December 31, 2024. The Company has a working capital deficit of $87.1 million as at December 31, 2025. We continue to incur losses while we develop our artificial intelligence-driven commerce and engagement solutions, target customers and incur costs for business combinations. Our primary sources of cash for these activities have been debt and equity financings. These conditions and events raise substantial doubt about our ability to continue as a going concern for a least one year from the date of our combined consolidated financial statements are issued.

Management's plans to alleviate the substantial doubt about our ability to continue as a going concern, as described above, include the following actions:

•
implement the Company's strategy focused on cost savings and operating efficiencies;
•
engage in negotiations with lenders to refinance the Company’s existing short-term debt obligations;
•
utilize the Company's existing registered at-the-market equity program, which provides substantial available capacity and the ability to raise capital in a flexible and efficient manner; and
•
continue to raise capital through debt and equity financings. The Company has historically been able to raise capital to support its operations; there can be no assurance that such efforts will be successful.

We, however, cannot be certain that additional financing will be available to us on acceptable terms, or at all. If funds are not available when needed, we may be required to delay, reduce the scope of, or eliminate product development, commercialization efforts, and other business initiatives; restructure or significantly curtail our operations; or pursue other strategic alternatives. Any financings we do obtain may be dilutive to existing shareholders or may impose restrictive covenants or other obligations that limit our operational and financial flexibility.

We have also raised during 2025 and into 2026 $520.7 million, as more fully described in Note 2.4. Liquidity in our Notes to our combined consolidated financial statements. Although we have historically been able to raise capital to support our operations, there can be no assurance that we will be successful in doing so in the future, that such financing will be available on commercially reasonable terms, or that our plans, even if implemented, will alleviate the substantial doubt regarding our ability to continue as a going concern.

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

•
lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;
•
difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws;
•
difficulties in complying with laws relating to privacy, data protection, and cybersecurity, including the United Kingdom ("UK") General Data Protection Regulation, some of which may require that merchant and customer data be stored and processed in a designated territory;
•
difficulties in managing systems integrators and technology partners;
•
differing technology standards;
•
potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;
•
greater difficulty in enforcing contracts, including Rezolve’s universal terms of service and other agreements;
•
uncertain political and economic climates, including the economic impact of inflation, the possibility of a global economic recession, global pandemics and other geopolitical uncertainty and instability, such as the ongoing conflict in Ukraine, resulting sanctions imposed by countries, and retaliatory actions taken by Russia in response to such sanctions;
•
currency exchange rates;
•
reduced or uncertain protection for intellectual property rights in some countries; and
•
new and different sources of competition.

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

Rezolve’s future success will depend in large part on establishing and growing a market for its solutions and systems, whose proprietary machine learning algorithm processes vast amounts of data collected from user interactions. Rezolve’s AI capabilities analyze user behavior and preferences, and identify patterns and trends that inform the creation of personalized experiences for each user, which allows merchants to deliver marketing campaigns, content, offers, and promotions that cater specifically to individual users, leading to higher engagement and conversion rates. Rezolve’s machine learning systems may inadvertently reduce the efficiency of Rezolve’s systems, or may cause unintentional or unexpected outputs that are incorrect, do not match Rezolve’s business goals, do not comply with Rezolve’s policies, or otherwise are inconsistent with Rezolve’s brand. Any errors or vulnerabilities discovered in our code could also result in damage to Rezolve's reputation, loss of its Channels and merchants, unauthorized disclosure of personal and confidential information, or loss of revenues or liability for damages, any of which could adversely affect Rezolve’s growth prospects and its business.

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

Exchange rate fluctuations may affect Rezolve’s merchant solutions as Rezolve may generate revenues in different currencies. For example, if in the future Rezolve generates revenues through Instant Buy in the local currency of the country in which the applicable merchant is located, Rezolve will be exposed to foreign currency exchange rate fluctuations to the extent revenues in foreign currencies from Instant Buy payments increase. Fluctuations in the exchange rates of these foreign currencies could adversely affect Rezolve’s growth prospects and its business.

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

Rezolve's business may be negatively affected by price fluctuations of Tether related to federal regulatory investigations and changes to the Venezuelan government.

In November 2024, Rezolve announced a partnership with Tether, the world's most widely used stablecoin platform, to integrate digital currency capabilities into Rezolve's Brain Checkout wallet. Recently, federal authorities announced an investigation into Tether for possible violations of sanctions placed against the company and anti-money laundering rules and whether third parties have use the cryptocurrency to fund illegal activities. Additionally, due to recent events affecting the Venezuelan government, the use of Tether in Venezuela, a leading user of Tether globally, may be negatively impacted, which may affect the price and stability of Tether. If the price of Tether becomes unstable, or investigations lead to the imposition of additional federal regulations on Tether or cryptocurrencies in general, Rezolve's business may be adversely affected.

There is volatility and impairment risk related to Rezolve's holdings of SQD tokens.

The market price and trading volume of the SQD tokens that Rezolve holds have been, and may continue to be, highly volatile and subject to periods of limited liquidity. Following our acquisition of Subsquid in 2025, the market price of SQD declined significantly through December 31, 2025, and we recorded a $63.3 million impairment charge related to our SQD holdings for the year. Future price declines, adverse market events affecting digital‑asset trading venues or custodians, or regulatory developments impacting SQD or similar tokens could require us to recognize additional impairment charges and could materially and adversely affect our results of operations and financial condition. Moreover, digital‑asset trading platforms may be subject to outages, market manipulation, fraud, cybersecurity incidents, or insolvency, and insurance for token losses may be unavailable or cost‑prohibitive. If the SQD market remains illiquid or volatile, or if adverse regulatory actions restrict SQD trading or custody, the fair value and realizable value of our SQD holdings could further decrease.

If Rezolve fails to improve and enhance the functionality, performance, reliability, design, security and scalability of its platform in a manner that responds to merchants’ evolving needs, its business may be adversely affected.

The markets in which Rezolve competes are characterized by constant change and innovation, and Rezolve expects them to continue to evolve rapidly. Rezolve’s ability to attract new merchants and increase sales to new merchants will depend in large part on its ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of its platform as well as to introduce new features, capabilities and offerings to its platform.

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

Rezolve faces competition in various aspects of its business, and Rezolve expects such competition to grow in the future. Rezolve has competitors with longer operating histories, larger customer bases, greater brand recognition, more experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than Rezolve. As a result, Rezolve’s current and potential competitors may be able to develop products, offerings and services better received by merchants or respond more quickly and effectively than Rezolve can to new or changing opportunities, technologies, regulations or merchant requirements. In addition, certain of Rezolve’s larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause Rezolve to lose potential sales or to sell Rezolve’s solutions at lower prices.

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

•
the payment of interchange and other fees, which may increase Rezolve’s operating expenses;
•
if Rezolve is unable to maintain its chargeback rate at acceptable levels, its credit card fees may increase or credit card issuers may terminate their relationship with Rezolve;
•
increased costs and diversion of management's time, effort and other resources to deal with fraudulent transactions or chargeback disputes;
•
potential fraudulent or otherwise illegal activity by merchants, their customers, developers, employees or third parties;
•
restrictions on funds or required reserves related to payments; and
•
additional disclosure and other requirements, including new reporting regulations and new credit card association rules.

Rezolve is required by its payment processors to comply with payment card network operating rules. The payment card networks set and interpret the operating rules. Rezolve faces the risk that one or more payment card networks or other processors may, at any time, assess penalties against Rezolve or terminate its ability to accept credit card payments or other forms of online payments from customers, which would have an adverse effect on Rezolve’s business, financial condition and operating results.

If Rezolve fails to comply with the rules and regulations adopted by the payment card networks, including the Payment Card Industry Data Security Standard ("PCI DSS"), Rezolve would be in breach of its contractual obligations to its payment processors, financial institutions, partners and merchants. Such failure to comply may subject Rezolve to fines, penalties, damages, higher transaction fees and civil liability, and could eventually prevent Rezolve from processing or accepting payment cards or could lead to a loss of payment processor partners, even if there is no compromise of customer information.

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

From time to time, Rezolve evaluates potential strategic acquisition or investment opportunities. Any transactions that Rezolve enters into could be material to its financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:

•
diversion of management's time and focus from operating Rezolve’s business;
•
use of resources that are needed in other areas of Rezolve’s business;
•
in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;
•
in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to Rezolve’s corporate culture;
•
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
•
in the case of an acquisition, retention and integration of employees from the acquired company;
•
unforeseen costs or liabilities;
•
adverse effects to Rezolve’s existing business relationships with partners and merchants as a result of the acquisition or investment;
•
the possibility of adverse tax consequences;
•
litigation or other claims arising in connection with the acquired company or investment; and
•
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

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect Rezolve’s share price, or result in issuances of securities with superior rights and preferences to our Ordinary Shares or the incurrence of debt with restrictive covenants that limit Rezolve’s future uses of capital in pursuit of business opportunities.

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

Rezolve’s future success depends, in part, on Rezolve’s ability to expand its penetration of the international markets in which it currently operates and to expand into additional international markets. Rezolve’s ability to expand internationally will depend upon its ability to deliver functionality and other features that reflect the needs and preferences of the international customers that we target and to successfully navigate the risks inherent in operating a business internationally. Any new geographic market could have different characteristics from the markets in which Rezolve currently operates, and Rezolve’s success in such markets will depend on its ability to adapt properly to these differences. These differences may include limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, differing regulatory requirements, tax laws, trade laws, labor regulations, corporate formation laws and requirements and tariffs. In addition, expanding into new geographic markets will increase Rezolve’s exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses related to complying with U.S. and foreign laws, regulations and trade standards.

A regional or global health pandemic, including global pandemics, may adversely impact Rezolve’s business, results of operations and financial performance.

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

Rezolve’s future success depends, in part, on its ability to continue to attract and retain highly skilled personnel. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm Rezolve’s business, financial condition and operating results. Rezolve’s ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to Rezolve’s future success. Competition for highly skilled personnel can be intense due in part to the more limited pool of qualified personnel as compared to other types of employees. In addition, to the extent Rezolve hires personnel from competitors, Rezolve may be subject to allegations that such personnel have been improperly solicited or divulged proprietary or other confidential information. While Rezolve intends to issue stock options or other equity awards as key components of its overall compensation and employee attraction and retention efforts, it is required under U.S. GAAP to recognize compensation expense in its operating results for employee stock-based compensation under its equity grant programs, which may increase the pressure to limit stock-based compensation.

Rezolve is dependent on the continued services and performance of its senior management and other key employees, the loss of any of whom could adversely affect Rezolve’s business, operating results and financial condition.

Rezolve’s future performance depends on the continued services and contributions of Rezolve’s senior management, including Rezolve’s Chief Executive Officer, Daniel Wagner, Chief Operating and Financial Officer, Arthur Yao, Chief Scientist, Salman Ahmad, and President, Global Professional Services and Chief Digital Officer, Sauvik Banerjjee, and other key employees to execute its business plan and to identify and pursue new opportunities and offering innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of Rezolve’s strategic objectives. In addition, certain of the members of Rezolve’s current senior management team have only been working together for a short period of time, which could adversely impact Rezolve’s ability to achieve its goals. From time to time, there may be changes in Rezolve’s senior management team resulting from the hiring or departure of executives, which could disrupt Rezolve’s business. Rezolve does not maintain key person life insurance policies on any of its employees other than a policy providing limited coverage on the life of its Chief Executive Officer. The loss of the services of one or more of Rezolve’s senior management or other key employees for any reason could adversely affect Rezolve’s business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within Rezolve’s business, and could affect Rezolve’s corporate culture.

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

A denial-of-service attack or security breach or incident could delay or interrupt service to Rezolve’s merchants and their customers, harm Rezolve’s reputation and subject Rezolve to significant liability.

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

Rezolve currently manages its services and serves all of its merchants from third-party data center facilities. While Rezolve owns the hardware on which its platform runs and deploys this hardware to the data center facilities, Rezolve does not control the operation of these facilities. Rezolve has experienced, and may in the future experience, failures at the third-party data centers where its hardware is deployed. Data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, geopolitical conflicts, terrorist attacks, power losses, hardware failures, systems failures, outages, telecommunications failures and other events. Any of these events could result in lengthy interruptions in Rezolve’s services. Changes in laws or regulations applicable to data centers in various jurisdictions, or in their interpretation or enforcement, could also cause a disruption in service. Certain jurisdictions may also impose data localization requirements, which mandate information to be stored in the jurisdiction of origin. These regulations may inhibit Rezolve’s ability to expand into those markets or prohibit Rezolve from offering services in those markets without significant additional costs. Interruptions in Rezolve’s services would reduce its revenues, subject Rezolve to potential liability and adversely affect its ability to retain its merchants or attract new merchants. The performance, reliability and availability of Rezolve’s platform are critical to its reputation and ability to attract merchants. Merchants could share negative information about experiences with Rezolve on social media and in other forums, which could result in damage to Rezolve’s reputation and loss of future sales. Any of the risks above, if realized, could have an adverse effect on Rezolve’s business, financial condition and results of operations.

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

Rezolve’s technologies that allow its platform to interoperate with various third-party applications are critically important to its business. Third-party systems are constantly evolving, and it is difficult to predict the challenges that Rezolve may encounter in developing its platform for use with such third-party systems, and Rezolve may not be able to modify its platform to assure its compatibility with the systems of other third parties following any changes to their systems. Without a convenient way for customers that Rezolve expects to have to integrate with Rezolve’s offerings and services, customers may be less likely to renew or upgrade their subscriptions, or prospective customers may be less likely to acquire subscriptions, at current prices or at all.

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

Furthermore, any sensitive information, including confidential, competitive, proprietary, or personal data, that Rezolve or its merchants may input into its future planned AI platforms, including brainpowa or third-party generative AI/ML platforms, could be leaked or disclosed to others, including if sensitive information is used to train third parties’ AI/ML models. Additionally, where an AI/ML model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model. Sensitive data of Rezolve or its merchants could also be leaked, disclosed, or revealed as a result of or in connection with Rezolve’s employees’, personnel’s, or vendors’ use of generative AI technologies. Use of AI technologies may also increase risks related to cyberattacks or other security incidents or result in a failure to protect confidential information.

Rezolve’s proprietary AI platform is designed to keep both merchant and customer confidential and PII data secure and is regulated by strict GDPR policies. However, if the security of this information is compromised or otherwise subjected to unauthorized access, Rezolve’s reputation may be harmed and Rezolve may be exposed to liability. Any of the foregoing could adversely affect Rezolve’s business, financial condition and results of operations.

Rezolve is also subject to laws and regulations regarding privacy, data protection, and cybersecurity, including the European Union General Data Protection Regulation, the UK General Data Protection Regulation, and the ePrivacy Directive (collectively, “European Data Protection Laws”). European Data Protection Laws regulate the collection, use and other processing of personal data, and impose requirements in connection with such processing that often are more restrictive than in other jurisdictions. For example, European Data Protection Laws may, for example, require companies processing personal data on behalf of customers to cooperate with data protection authorities, implement security measures, enter into data processing agreements, execute standard contractual clauses to effectuate data transfers to third countries, and keep records of data processing activities. Numerous other jurisdictions have also proposed or enacted laws and regulations addressing these matters.

The political and regulatory framework for AI technology and machine learning continues to evolve and remains uncertain. It is possible that new laws and regulations will be adopted in the countries in which Rezolve operates, or existing laws and regulations may be interpreted in new ways, that would affect the operation of Rezolve’s network and the way in which Rezolve uses AI technology and machine learning, including with respect to laws related to privacy, data protection, cybersecurity, and processing customer information.

In Europe, the European Union Artificial Intelligence Act (the “EU AI Act”) entered into force in August 2024 and establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act will apply to companies that develop, use, and/or provide AI in the EU and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI, and foundation models, and provides for fines for breach of up to 7% of worldwide annual turnover or €35 million. The EU AI Act’s stringent measures may impact Rezolve’s business and require a proactive approach to regulatory compliance, risk management, and investment in infrastructure to align with the EU’s vision of a safe and ethical AI environment.

In the United States, legislation related to AI technologies has been introduced at the federal level and is advancing at the state level. California has enacted multiple laws regulating use of AI technologies, and other states have passed AI-focused legislation, such as

Colorado’s Artificial Intelligence Act, which requires developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Rezolve faces a risk that the use of machine learning in its models, or one or more variables in its model, could be deemed to have resulted in a “disparate impact” on protected groups or otherwise discriminatory outcomes, which could expose Rezolve to regulatory action or litigation.

The cost to comply with such laws or regulations could be significant and would increase Rezolve’s operating expenses, which could adversely affect its business, financial condition and results of operations. If Rezolve enables or offers solutions that draw controversy due to their perceived or actual impact on society, such as AI technology solutions that have unintended consequences, infringe copyright, or are controversial because of their impact on privacy, employment, or other social or economic issues, Rezolve may experience brand or reputational harm, competitive harm, financial harm, and/or legal liability.

European Data Protection Laws and other laws, regulations and other actual and asserted obligations applicable to privacy, data protection and cybersecurity evolve rapidly and are subject to varying interpretations, and Rezolve may not be or have been, and may face allegations that its activities are not or have not been, compliant with such applicable laws, regulations, or obligations. Certain jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and Rezolve’s agreements with certain merchants require Rezolve to notify them in the event of a security incident. Rezolve posts on its website its privacy policy and terms of service, which describe its practices concerning the use, transmission and disclosure of merchant data and certain other data relating to their customers. In addition, the interpretation of laws, regulations, and obligations in certain jurisdictions, and their application to Rezolve, are unclear and in a state of flux. There is a risk that these laws, regulations, and obligations may be interpreted and applied in conflicting ways, and in manners inconsistent with Rezolve’s practices. Changes to laws, regulations, and other obligations applicable or alleged to be applicable to Rezolve, including certain industry standards and contractual obligations, such as the PCI DSS, may impose more stringent requirements for compliance and impose significant penalties for non-compliance or provide for significant damages in the event of breach or violation. Rezolve expects that there will continue to be new proposed laws, regulations, and obligations relating to privacy, data protection, and cybersecurity, including in the European Economic Area, the UK and other jurisdictions, and Rezolve cannot yet determine the impact such future laws, regulations, and obligations may have on its business. Any such new laws, regulations, or other actual or asserted obligations relating to privacy, data protection or cybersecurity, or changing interpretations of such laws, regulations, or obligations, may cause Rezolve to modify its policies and practices, which may involve expending substantial costs and require substantial time and effort from management and technical personnel, in efforts to comply with them. Because Rezolve’s services are accessible worldwide, certain foreign jurisdictions may claim that Rezolve is required to comply with their laws, regulations, and obligations, including in jurisdictions where Rezolve has no local entity, employees or infrastructure.

Rezolve’s failure or perceived failure to comply with federal, state, and foreign laws, regulations, or other actual and asserted obligations regarding privacy, data protection or cybersecurity could lead to investigations, inquiries, and other proceedings by governmental authorities, significant fines, penalties and other liabilities imposed by regulators, as well as claims, demands and litigation by Rezolve’s merchants or their customers or other private actors. These matters could force Rezolve to spend money in efforts to defend or settle proceedings, result in the imposition of monetary and other liabilities, including orders to modify or cease certain practices and other obligations, divert management’s time and attention, increase Rezolve’s costs of doing business, and adversely affect Rezolve’s reputation and market position and the demand for Rezolve’s solutions. For example, noncompliance with the UK General Data Protection Regulation can trigger fines of up to 17.5 million pounds sterling ("GBP") or 4% of global annual revenues, whichever is higher. If Rezolve’s efforts to comply with laws, regulations and obligations are not or are not perceived to be successful, Rezolve may be subject to penalties and fines that could adversely impact its business, financial condition, and operating results, and could face significant impairment of its ability to conduct business in the United Kingdom, the European Economic Area, and other jurisdictions. In addition, if Rezolve’s security measures fail to protect credit card information adequately, Rezolve could be liable to both its merchants and their customers for their losses, as well as Rezolve’s payments processing partners under its agreements with them. As a result, Rezolve could be subject to fines and higher transaction fees, Rezolve could lose its ability to accept certain types of payments, Rezolve could face regulatory and private action, and Rezolve’s merchants could end their relationships with it. There can be no assurance that the limitations of liability in Rezolve’s contracts would be enforceable or adequate or would otherwise protect Rezolve from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Rezolve could have an adverse effect on Rezolve’s business, financial condition and results of operations.

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

Rezolve’s terms of service prohibit Rezolve’s merchants from using Rezolve’s platform to engage in illegal activities, and Rezolve’s terms of service permit Rezolve to take down a merchant’s shop if Rezolve becomes aware of such illegal use. Merchants may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject Rezolve to liability. Furthermore, Rezolve’s brand may be negatively impacted by the actions of merchants that are deemed to be hostile, offensive, inappropriate or illegal. Rezolve does not proactively monitor or review the appropriateness of the content of Rezolve’s merchants’ shops and Rezolve does not have control over merchant activities. The safeguards Rezolve has in place, including deep-learning tools which analyze text, URLs, images, audio and video for unwanted material (including, but not limited to, profanity, mature or adult material, content depicting violence, hate speech, depictions of illegal drugs and data or internet locations recognized as spam) may not be sufficient for Rezolve to avoid liability or avoid harm to Rezolve’s brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect Rezolve’s business and financial results.

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

Rezolve enters into confidentiality and invention assignment agreements with its employees and consultants and enters into confidentiality agreements with the parties with whom it has strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to Rezolve’s proprietary information and trade secrets. The confidentiality agreements on which Rezolve relies to protect certain technologies may be breached, may not be adequate to protect Rezolve’s confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of its confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent Rezolve’s competitors or others from independently developing software that is substantially equivalent or superior to Rezolve’s software. In addition, others may independently discover Rezolve’s trade secrets and confidential information, and in such cases, Rezolve likely would not be able to assert any trade secret rights against such parties. Additionally, Rezolve may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of its intellectual property, including its patents and trademarks. While Rezolve aims to acquire adequate protection of its brand through trademark registrations in key markets, occasionally, third parties may have already registered or otherwise acquired rights to identical or similar marks for similar, related, or complementary services. Rezolve relies on its brand and trademarks to identify its platform and to differentiate its platform and services from those of its competitors, and if Rezolve is unable to adequately protect its trademarks, third parties may use its brand names or trademarks similar to Rezolve’s in a manner that may cause confusion in the market, which could decrease the value of Rezolve’s brand and adversely affect Rezolve’s business and competitive advantages.

Policing unauthorized use of Rezolve’s intellectual property and misappropriation of Rezolve’s technology and trade secrets is difficult and Rezolve may not always be aware of such unauthorized use or misappropriation. Despite Rezolve’s efforts to protect its intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute its intellectual property rights or technology or otherwise develop services with the same or similar functionality as Rezolve’s platform. If Rezolve’s competitors infringe, misappropriate or otherwise misuse Rezolve’s intellectual property rights and Rezolve is not adequately protected, or if Rezolve’s competitors are able to develop a platform with the same or similar functionality as Rezolve’s without infringing Rezolve’s intellectual property, Rezolve’s competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce Rezolve’s intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment, dilution, or loss of portions of Rezolve’s intellectual property rights. As a result, Rezolve may be aware of infringement by its competitors but may choose not to bring litigation to enforce its intellectual property rights due to the strategic considerations, cost and distraction of, and the commitment of time required by, bringing such litigation. Furthermore, if Rezolve does decide to bring litigation, its efforts to enforce its intellectual property rights may be met with defenses, counterclaims or countersuits challenging or opposing Rezolve’s right to use and otherwise exploit particular intellectual property rights, services and technology or the enforceability of Rezolve’s intellectual property rights. Rezolve’s inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of Rezolve’s management’s attention and resources, could delay further sales or the implementation of Rezolve’s services and offerings, impair the functionality of Rezolve’s platform, prevent or delay introductions of new or enhanced services or offerings, result in Rezolve substituting inferior or more costly technologies into Rezolve’s platform or injure Rezolve’s reputation. Furthermore, many of Rezolve’s current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than Rezolve does.

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

Rezolve’s use of “open-source” software could negatively affect its ability to sell its solutions and subject Rezolve to possible litigation.

Rezolve’s solutions incorporate and are significantly dependent on the use and development of “open-source” software and Rezolve intends to continue the use and development of open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open-source licenses, Rezolve may be subject to certain conditions, including requirements that Rezolve offers its proprietary software that incorporates the open-source software for no cost, that Rezolve makes available source code for modifications or derivative works it creates based upon, incorporating or using the open-source software and that Rezolve licenses such modifications or derivative works under the terms of the particular open-source license. If an author or other third party that uses or distributes such open-source software were to allege that Rezolve had not complied with the conditions of one or more of these licenses, Rezolve could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of Rezolve’s solutions that contained or are dependent upon the open-source software and which are required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of Rezolve’s solutions. Litigation related to the use of open-source software could be costly for Rezolve to defend, have a negative effect on its operating results and financial condition or require it to devote additional research and development resources to change its platform. The terms of many open-source licenses to which Rezolve is subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on Rezolve’s business is uncertain and may result in unanticipated obligations regarding Rezolve’s solutions and technologies. It is Rezolve’s view that it does not distribute its software, since no installation of software is necessary and its platform is accessible solely through the “cloud.” Nevertheless, this position could be challenged. Any requirement to disclose Rezolve’s proprietary source code, termination of open-source license rights or payments of damages for breach of contract could be harmful to Rezolve’s business, results of operations or financial condition, and could help Rezolve’s competitors develop products, offerings and services that are similar to or better than Rezolve’s.

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

Although Rezolve believes that it has complied with its obligations under the various applicable licenses for open-source software, it is possible that Rezolve may not be aware of all instances where open-source software has been incorporated into its proprietary software or used in connection with its solutions or its corresponding obligations under open-source licenses. Rezolve has open-source software usage policies or monitoring procedures in place but cannot assure that such policies and procedures will be effective in avoiding improper use of open-source software. To the extent that Rezolve has failed to comply with its obligations under particular licenses for open-source software, Rezolve may lose the right to continue to use and exploit such open-source software in connection with its operations and solutions, which could disrupt and adversely affect its business.

Risks Related to Rezolve's AI Technology and Platform

If Rezolve fails to properly develop, invest in, and manage its AI technologies, including its proprietary brainpowa LLM and Brain Commerce suite, Rezolve's business, financial condition and results of operations could be materially adversely affected.

Rezolve has incorporated, and expects to continue to incorporate, machine learning and generative artificial intelligence technologies into its product offerings, including its Brain Commerce, Brain Checkout, and Brain Assistant solutions. Rezolve’s flagship product, Brain Commerce, is powered by brainpowa, Rezolve’s proprietary Large Language Model engineered specifically for commerce applications. Rezolve expects that increased investment will be required in the future to continuously improve its AI technologies. As with many technological innovations, there are significant risks involved in developing, maintaining, and deploying AI technologies and there can be no assurance that Rezolve’s usage of, or investments in, such AI technologies will always be beneficial to its products, services, or business, including its efficiency or profitability.

Rezolve is in varying stages of development in relation to its products involving AI technologies. The continuous development, maintenance, and operation of Rezolve’s AI technologies, including brainpowa, is complex, and may involve unforeseen difficulties including material performance problems, undetected defects, or errors. Rezolve may not be successful in its ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational, and market factors. Any of the foregoing could adversely affect Rezolve’s business, financial condition and results of operations.

Rezolve’s AI technologies, including brainpowa, may produce inaccurate, misleading, biased, or otherwise flawed outputs, which could harm Rezolve’s reputation, business, and customer relationships.

Rezolve’s Brain Commerce and brainpowa LLM provide product recommendations, product discovery, and customer support to merchants and their customers. There is a risk that AI technologies could produce inaccurate or misleading data, “hallucinated” outputs that appear correct but are factually inaccurate, biased or discriminatory results, or other unexpected results or behaviors, all of which could harm Rezolve’s reputation, business, or customer relationships. While Rezolve takes measures designed to ensure the accuracy of AI-generated insights, including the use of patented validation processes intended to eliminate hallucinations, those measures may not always be successful, and in some cases, Rezolve may need to rely on users to report such inaccuracies.

AI technologies, including generative AI, may use algorithms, datasets, or training methodologies that may be flawed or contain deficiencies that may be difficult to detect during testing. If the content, analyses, or recommendations that AI applications assist in producing are, or are alleged to be, deficient, inaccurate, unreliable, misleading, biased, discriminatory, or otherwise flawed, any of which may not be easily detectable, Rezolve’s business and reputation may be adversely affected. The use of AI technologies presents emerging ethical and social issues, including concerns regarding transparency, explainability, accountability, and intellectual property, that may result in brand or reputational harm, competitive harm, and/or legal liability. Any of the foregoing could adversely affect Rezolve’s business, financial condition and results of operations.

Rezolve’s AI technology relies on the quality and availability of training data, and if such data is incomplete, inaccurate, biased, or becomes unavailable, Rezolve’s AI technologies may not perform as expected.

Rezolve’s brainpowa LLM and other AI technologies are developed, tuned, and trained using various datasets, including proprietary data, merchant data, and third-party data sources. If the data used to train or tune Rezolve’s AI models is incomplete, inadequate, drifts over time, or contains biases, the performance of Rezolve’s products and business, as well as its reputation, could suffer. In addition, if Rezolve does not have or cannot retain sufficient rights to use the data on which its AI models rely, or if access to third-party data sources becomes limited or unavailable, the efficacy of Rezolve’s AI technology and its ability to continue to improve such technology would be adversely affected. Any of the foregoing could result in sub-optimal product recommendations, incorrect outputs, or other errors that could harm Rezolve’s reputation and customer relationships, and could adversely affect Rezolve’s business, financial condition and results of operations.

The markets for Rezolve’s AI-powered commerce solutions are rapidly evolving, highly competitive, and subject to shifting customer needs and frequent introductions of new LLM technologies. As the markets in which Rezolve operates continue to mature and new AI technologies and competitors enter such markets, Rezolve expects competition to intensify.

Rezolve competes across multiple dimensions of its Brain Commerce suite, including AI-powered site search and product discovery, conversational commerce, instant checkout solutions, and AI-driven customer support. Brain Commerce, powered by brainpowa, competes with a fragmented landscape of established technology providers, emerging AI startups, and the internal development efforts of large retailers.

Rezolve’s competitors or other third parties may incorporate AI technologies into their products more quickly or more successfully than Rezolve, which could impair Rezolve’s ability to compete effectively. Microsoft and Google, Rezolve’s strategic partners, also offer competing AI and commerce solutions and could choose to prioritize their own products or work with competing AI commerce providers. While Rezolve has partnership agreements with these companies, such agreements are non-exclusive and do not prohibit them from working with competitors or offering competing services. In addition, Shopify, BigCommerce, and other leading e-commerce platforms may elect to develop or integrate competing AI-powered search, discovery, and checkout solutions, potentially bundling AI capabilities into their existing platforms at no additional cost to merchants. Leading LLM providers such as OpenAI, Anthropic, and others are developing increasingly sophisticated AI capabilities that could be directly integrated into commerce applications by retailers or competing platforms, potentially at substantially lower costs than Rezolve’s solutions or even at no incremental cost to end users.

With respect to Rezolve’s products and services that incorporate AI technology, the market for such products and services is rapidly evolving and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with Rezolve’s products or services may be inaccurate. Rezolve cannot be sure that the market will continue to grow or that it will grow in ways Rezolve anticipates. In addition, market acceptance of products and services that incorporate AI technology is uncertain. As AI-powered agents and automation become more sophisticated, individual users of Rezolve’s platform may become substantially more productive, enabling customers to achieve similar outcomes with fewer user licenses accessing its platform. This AI-driven efficiency could result in merchants reducing their usage or seat counts at renewal, negatively impacting Rezolve's revenue even as they derive equal or greater value from its products and services. Any of the foregoing competitive pressures could result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses and loss of market share, which could adversely affect Rezolve’s business, financial condition and results of operations.

Risks Relating to Legal and Regulatory Compliance

Claims for indemnification by Rezolve’s directors and officers may reduce Rezolve’s available funds to satisfy successful third-party claims against Rezolve and may reduce the amount of money available to Rezolve.

Rezolve’s Articles provide that Rezolve will indemnify its directors and officers, in each case, to the fullest extent permitted by English law. More particularly, as permitted by English law, Rezolve’s Articles and its indemnification agreements entered into with its directors and officers provide that, subject to the exceptions and limitations listed below, every person who is, or has been, a director or officer of Rezolve or a direct or indirect subsidiary of Rezolve shall be indemnified by Rezolve to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such director or officer and against amounts paid or incurred by him or her in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” include all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened, and the words “liability” and “expenses” include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities. However, no indemnification shall be provided to any director or officer of Rezolve or a direct or indirect subsidiary of Rezolve (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer has been finally adjudicated to have acted in bad faith and against the interest of Rezolve, or (iii) in the event of a settlement, unless approved by a court or the board of directors. Rezolve may, to the fullest extent permitted by law, purchase and maintain insurance or furnish similar protection or make other arrangements, against any liability asserted against a director or officer or incurred by or on behalf of him or her in his or her capacity as a director or officer of Rezolve or a direct or indirect subsidiary of Rezolve. The right of indemnification will be severable, will not affect any other rights to which any director or officer of Rezolve or a direct or indirect subsidiary of Rezolve may now or in the future be entitled, will continue as to a person who has ceased to be such director or officer and will inure to the benefit of the heirs, executors and administrators of such a person. The right to indemnification is not exclusive and will not affect any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law. Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding will be advanced by Rezolve prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or director, to repay such amount if it is ultimately determined that he or she is not entitled to indemnification.

Rezolve is subject to anti-corruption and anti-bribery laws and similar laws, and non-compliance with such laws can subject Rezolve to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its business, prospects, financial condition, results of operations and reputation.

Rezolve is subject to the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States where Rezolve conducts its activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

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

Rezolve may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. Such claims may include, without limitation, commercial or contractual disputes, including disputes with merchants, intellectual property matters, personal injury claims, tax matters, and employment matters. For example, Rezolve has been notified that a civil complaint was filed against the Company and Daniel Wagner in the Supreme Court of the State of New York, New York County, by JBAAM Special Opportunities Fund II LLC and YA II PN, Ltd., in connection with the parties’ securities purchase agreement dated February 21, 2025. Efforts to defend against such claims may entail significant costs and harm Rezolve’s reputation, all of which could adversely affect Rezolve’s business, financial condition and results of operations.

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

Risks Related to Ownership of Ordinary Shares and Rezolve Operating as a Public Company

The trading price of Ordinary Shares could be volatile, and the value of our Ordinary Shares may decline.

We cannot predict the prices at which our Ordinary Shares will trade. The price of our Ordinary Shares is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Ordinary Shares as you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of our Ordinary Shares include the following:

•
price and volume fluctuations in the overall stock market from time to time;
•
volatility in the market prices and trading volumes of technology company stocks;
•
changes in operating performance and stock market valuations of other technology companies generally, or those in Rezolve’s industry in particular;
•
sales of shares of Ordinary Shares by shareholders;
•
failure of securities analysts to initiate or maintain coverage of Rezolve, changes in financial estimates by securities analysts who follow Rezolve, or Rezolve’s failure to meet these estimates or the expectations of investors;
•
the financial projections Rezolve may provide to the public, any changes in those projections, or Rezolve’s failure to meet those projections;
•
announcements by Rezolve or its competitors of new offerings or contracts;
•
the public’s reaction to Rezolve’s press releases, other public announcements, and filings with the SEC;
•
changes in how customers perceive the benefits of Rezolve’s offerings and services, and future offerings;
•
changes in the structure of payment systems;
•
rumors and market speculation involving Rezolve or other companies in the same or similar industry;
•
actual or anticipated changes in Rezolve’s results of operations or fluctuations in Rezolve’s results of operations;
•
actual or anticipated developments in Rezolve’s business, Rezolve’s competitors’ businesses, or the competitive landscape generally;
•
litigation involving Rezolve, Rezolve’s industry or both, or investigations by regulators into Rezolve’s operations or those of Rezolve’s competitors;
•
developments or disputes concerning Rezolve’s intellectual property or other proprietary rights;
•
any security breach or incident involving our offerings, services or site or data stored or processed by us or on our behalf;
•
announced or completed acquisitions of businesses, commercial relationships, offerings, services, or technologies by Rezolve or its competitors;
•
new laws or regulations or new interpretations of existing laws or regulations applicable to Rezolve’s business;
•
changes in accounting standards, policies, guidelines, interpretations, or principles;
•
any adverse consequences related to Rezolve's weighted voting capital structure, such as stock index providers excluding companies with weighted voting capital structures from certain indices;
•
any significant change in Rezolve’s management; and
•
general economic conditions and slow or negative growth of Rezolve’s markets and war or other hostilities.

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

A market for our securities may not be sustained, which would adversely affect the liquidity and price of our Ordinary Shares.

An active trading market for our securities may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, Rezolve’s general business condition and the release of Rezolve’s financial reports. Additionally, if our securities become delisted from Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or Rezolve’s securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of our securities may be more limited than if we were quoted or listed on the New York Stock Exchange, Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your Rezolve securities at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

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
•
a determination that our Ordinary Shares are a “penny stock” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
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

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we may remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the closing of the initial public offering ("IPO") of Armada Acquisition Corp. I, (B) in which we have total annual gross revenue of at least $1.235 billion, or (C) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

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

As a foreign private issuer whose ordinary shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of requirements under U.S. securities laws that apply to U.S. domestic public companies, provided that we disclose the requirements we are not following and describe the home country practices we are following. Certain of the requirements that we are permitted to not comply with as a foreign private issuer include:

•
the rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•
the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
Nasdaq Listing Rule 5635 requiring that a listed company obtain shareholder approval prior to an issuance of securities, including for acquisitions, equity-based compensation, changes of control, and private placements.

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

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. For example, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025, our directors and officers are subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirement to file Forms 3, 4 and 5, effective March 18, 2026. Our principal shareholders who are not our officers or directors, however, will remain exempt from Section 16(a) reporting requirements. In addition, we may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The additional requirements that we would become subject to if we were to lose our foreign private issuer status could lead us to incur significant additional legal, accounting and other expenses.

Our issuance of additional Ordinary Shares in connection with financings, acquisitions, investments, our stock incentive plans, or otherwise will dilute all other shareholders.

We expect to issue additional capital stock in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors, consultants and contractors under our stock incentive plans. We may issue shares in the future and pursuant to the SEPA (as defined below) and other convertible securities. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, offerings or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Ordinary Shares to decline.

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

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”), if “10% U.S. equity holders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote or (ii) the total value of the stock of such corporation. We do not currently expect that Rezolve will be classified as a CFC, but CFC status is determined after taking into account complex constructive ownership rules, the application of which may depend on circumstances we are not aware of, and, accordingly, there can be no assurance in this regard. However, certain of Rezolve’s non-U.S. subsidiaries may be classified as CFCs (including, for taxable years beginning before January 1, 2026, as a result of the application of certain constructive ownership rules which treat Rezolve’s U.S. subsidiaries as owning the equity of those non-U.S. subsidiaries), and it is possible that we may be classified as a CFC either now or in the future. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equity holders of any applicable CFC would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of our stock entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equity holder”, of us or an applicable subsidiary, if we or an applicable subsidiary were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of our or our applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes), regardless of whether such 10% U.S. equity holder receives any actual distributions. In addition, if we or an applicable subsidiary were classified as a CFC, a portion of any gains realized on the sale of our common shares by a 10% U.S. equity holder may be treated as ordinary income. A 10% U.S. equity holder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs and with respect to us (if we or any of our subsidiaries were classified as a CFC) and substantial penalties may be imposed for noncompliance. We cannot provide any assurances that Rezolve will assist U.S. holders in determining whether Rezolve or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. holder is treated as a 10% U.S. equity holder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Rezolve, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equity holder for purposes of these rules.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of Rezolve and its subsidiaries and certain factual assumptions, Rezolve does not currently expect to be treated as a PFIC for the taxable year ending December 31, 2025. However, there can be no assurances in this regard, because PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of a company’s income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year, and is thus subject to significant uncertainty. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our Ordinary Shares may result in Rezolve becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder (as defined in

“Material Tax Considerations - Material U.S. Federal Income Tax Considerations”). Prospective U.S. holders should consult their tax advisors regarding the potential application of the PFIC rules to them.

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

A.
History and development of the company.

Rezolve AI plc (the “Company”, “Rezolve”, “Rezolve Ai” “we” or “our”) was incorporated in England and Wales as a private limited company on January 5, 2023 under the name Rezolve Group Limited with company number 14573691 and changed its name on June 5, 2023 to Rezolve AI Limited. On March 28, 2025, Rezolve AI Limited altered its legal status under English law from a private limited company and re-registered as a public limited company. In connection with the re-registration as a public limited company in England and Wales, the Company changed its name from Rezolve AI Limited to Rezolve AI plc. Rezolve Limited was incorporated in England and Wales as a private limited company on September 11, 2015 under the name Soul Seeker Limited with company number 09773823. As further discussed below, on July 4, 2024, Rezolve Limited effected the Pre-Closing Demerger (as defined below), resulting in certain of its business and assets being transferred to the Company in exchange for the issue by the Company of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger.

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

The Business Combination

On August 15, 2024 (the “Closing Date”) Armada Acquisition Corp. I, a Delaware corporation (“Armada”), the Company and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), consummated the business combination (the "Business

Combination") pursuant to the terms of the Business Combination Agreement, dated as of December 17, 2021 (as amended or supplemented from time to time, the “Business Combination Agreement”), pursuant to which, among other things, (i) on July 4, 2024, Rezolve Limited, a private limited company organized under the laws of England and Wales ("Rezolve Limited") effected a pre-closing demerger (the “Pre-Closing Demerger”) pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) were transferred to the Company in exchange for the issue by the Company of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) the Company assumed the secured convertible notes issued by Rezolve Limited and (z) Rezolve Limited was wound up, (ii) on the Closing Date, the Company effected a company reorganization whereby the Company’s series A shares were reclassified as Ordinary Shares and (iii) on the Closing Date, Armada merged with and into Rezolve Merger Sub, with Armada surviving as a wholly owned subsidiary of Rezolve, with shareholders of Armada receiving Ordinary Shares in exchange for their existing Armada common stock and Armada warrant holders having their warrants automatically exchanged for warrants of Ordinary Shares Rezolve. Upon the closing of the Business Combination, the Company became the direct parent of Armada.

B.
Business overview.

Who Are We?

Rezolve (NASDAQ: RZLV) is an inescapable infrastructure layer for the agentic commerce era — the only enterprise platform purpose-built to unify AI-driven discovery, conversation, checkout, fulfillment, payments and service into a single execution layer. We operate at a massive global scale: 113.9 billion+ API calls processed in 2025, reaching 66.1 million consumer devices via our SDK, and detecting 306.7 million physical-to-digital intersections. Our client roster includes some of the world's most recognized retail and financial services brands — Adidas, H&M, ASOS, Sephora, Tommy Hilfiger, PUMA, Urban Outfitters, Tod’s, Standard Chartered, and Commerzbank, among others.

The Rezolve platform combines a decade of e-commerce innovation with the most advanced agentic AI capabilities available in production today. Our mission is to make digital commerce feel effortless, intelligent, and human. We believe buying and selling online should feel less like a transaction — and more like a trusted conversation.

What Do We Do?

Rezolve turns intent into transaction. We are the foundational infrastructure for the agentic economy — an AI-led platform that combines enriched data ingestion, adaptive merchandising, conversational and next-generation payment experiences into a single, governed, enterprise-ready environment. By sitting directly inside the operational core of merchant systems, Rezolve enables AI agents to execute transactions, not simply respond to queries.

Rezolve's flagship product, Brain Commerce, powered by our proprietary large language model ("LLM") brainpowa, transforms the online shopping experience. Brain Commerce improves conversion rates, increases average order value ("AOV"), and reduces cart abandonment.

Traditional LLMs are based upon probabilistic algorithms, which means there is a change of hallucination. In order to take advantage of LLMs for the B2B industry, Rezolve Ai needed to solve for the hallucination problem. Rezolve Ai holds a robust and growing portfolio of patents including specialized IP in AI Visualization that solve for the hallucination problem at its core. This enables a Zero-Hallucination guarantee for product catalogue retrieval, a mission-critical requirement for B2B and enterprise-grade AI that separates Rezolve from generic, probabilistic language models

Where traditional e-commerce relies on static search, rigid funnels, and fragmented checkout, Rezolve acts on intent — not just clicks — enabling experiences that feel natural, trusted, and frictionless at scale. Our platform is structured around two core product suites:

1.
Brain Commerce — covering Conversational AI, Discovery AI, and Data Intelligence & Enablement. This is the discovery and guided-selling layer that transforms how customers find and decide on products.

2.
Brain Checkout — covering the Purchase Suite and Click & Collect. This is the execution and fulfillment layer that converts intent into completed transactions with minimal friction.

Brain Commerce

Conversational AI: Conversational AI acts as a digital sales associate — understanding intent, guiding decisions, and converting uncertainty into confident purchases. It increases conversion, AOV, and satisfaction while scaling expert assistance without headcount growth.

Discovery AI: Discovery AI interprets intent across text, image, and behavior, connecting shoppers to the right products faster. This drives higher search revenue, fewer dead ends, and more efficient merchandising.

Data Intelligence & Enablement: Data Intelligence & Enablement cleans, enriches, and activates product and behavioral data so discovery, personalization, and AI execution perform at their best. It turns data into a growth lever rather than a bottleneck.

Brain Checkout

Purchase Suite: Purchase Suite removes friction from cart to payment, enabling conversational, instant, and AI-initiated transactions. It increases completion rates while introducing margin-positive payment options.

Click & Collect: Click & Collect uses precise arrival intelligence and predictive timing to streamline pickups, reduce wait times, and increase throughput — especially during peak periods.

Together, these systems enable what we call agentic commerce: intent-driven, AI-mediated, autonomous execution across the full journey from discovery through to fulfilment — for both human shoppers and AI agents acting on their behalf.

Rezolve Strategic Partnerships

Rezolve collaborates with a carefully selected ecosystem of world-class technology leaders to deliver best-in-class agentic commerce solutions to retailers and brands globally. As a strategic partner of Microsoft, Rezolve leverages Azure AI Services and a ready-to-deploy, Azure-native architecture — available directly through the Microsoft Azure Marketplace — to bring enterprise-grade scalability, security, and 99.9%+ uptime to every deployment.

Rezolve is also a chosen strategic partner of Google, integrating Google Vertex AI Search with Commerce to power enhanced search and discovery, while drawing on Google Cloud's enterprise infrastructure and advanced analytics to deliver smarter, real-time targeting for retail clients.

Through our strategic partnership with Tether and the integration of SmartPay, Rezolve is architecting a next-generation, stablecoin-enabled settlement rail. This allows merchants to bypass the archaic clearing houses and 'toll bridges' of traditional card networks, returning the economic advantage to the merchant and enabling seamless, zero-fee transactions globally. Alongside these anchor partnerships, we work with a broader network of global system integrators and commerce platforms to ensure comprehensive commerce and payment coverage across global markets.

Together, these alliances reflect our commitment to building an open, interoperable commerce execution layer that empowers brands to thrive in the era of AI-mediated commerce.

What Do We Want to Become?

Our vision is to become the market leader of AI for Business end to end. Our Brain Commerce and Brain Checkout is the foundation required to help businesses transform from a traditional digital ecosystem to an fully leveraging the new AI ecosystem to deliver solutions. Businesses are looking for solutions to their core business not the current hype of AI and blockchain. We offer tangible, proven solutions that address the core of revenue generation for our customers.

We are not building a product feature. We are building the foundational layer of the next era of commerce. The $300–500 billion global agentic commerce market projected by 2030 (Bain & Company) represents the commercial opportunity; our ambition is to be the platform that enables brands to capture it — rather than cede it to third-party AI intermediaries.

Recent Developments

Reward Acquisition

On February 10, 2026, the Company completed the acquisition (the “Reward Acquisition”) of all of the issued share capital of Reward Loyalty UK Limited (“Reward”) pursuant to a sale and purchase agreement (the “Reward Purchase Agreement”) with the shareholders listed on Schedule 1 thereto and Peter West.

Reward develops and operates customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners.

Reward had issued share capital of £1,870,723.53 divided into 1,564,179 ordinary shares of £1.00 each, 287,968 A ordinary shares of £1.00 each, 276,700 B ordinary shares of £0.01 each, 200,800 C ordinary shares of £0.01 each and 1,380,153 D ordinary shares of £0.01 each (together the "Sale Shares"). The Reward Purchase Agreement contained customary representations, warranties, covenants deliverables for closing, which occurred on February 10, 2026.

The initial purchase price for the Reward Acquisition was approximately $239.6 million in cash, subject to certain adjustments as described in further detail in the Reward Purchase Agreement.

Daniel Wagner, the Chief Executive Officer and a Director of Rezolve, previously served as a director of Reward. Prior to the execution of the Reward Purchase Agreement, Mr. Wagner resigned from the board of Reward and did not participate in Reward's evaluation, negotiation or approval of the Reward Acquisition. Mr. Wagner did not hold any shares of Reward at the time the Reward Purchase Agreement was executed or at the closing of the Reward Acquisition. Accordingly, the Reward Acquisition did not constitute a related party transaction under applicable securities laws or the Company’s governance policies.

Other Acquisitions

Subsequent to the balance sheet date, the Company completed three acquisitions for an aggregate consideration, consisting of approximately $9.4 million in cash and approximately $19.4 million in equity consideration. The acquisitions are expected to enhance the Company’s products and service offerings and expand its geographic presence.

Due to the timing of the acquisitions, the Company has not completed the accounting for these acquisitions. Accordingly, the initial accounting for the acquisitions is incomplete as of the date of issuance of these combined consolidated financial statements. The Company is in the process of evaluating the fair value of the assets acquired and liabilities assumed, including the identification and valuation of intangible assets and goodwill, if applicable.

Techouts Purchase Agreement

On December 5, 2025, the Company entered into a purchase agreement with Rezolve Technology (India) Private Limited (“Rezolve India”) and Amith Paruchuri, Krishna Kumari, and Paruchuri Sri Krishna Devarayulu (collectively, the “Techouts Sellers”), pursuant to which the Company agreed to acquire the entire issued and to be issued share capital of Techouts Solutions India Private Limited and Techouts Inc. (the "Techouts Acquisition").

The Techouts Acquisition closed on December 5, 2025. As consideration for the acquisition, the Techouts Sellers received equity consideration consisting of the equivalent of $11.1 million in the Company’s Ordinary Shares. In addition, the Techouts Sellers are entitled to receive up to two additional payments of contingent consideration in the form of the Company’s Ordinary Shares if certain EBITDA targets are achieved during two post-acquisition measurement periods as defined in the purchase agreement.

Crownpeak Purchase Agreement

On December 1, 2025, the Company completed the acquisition (the “Crownpeak Acquisition”) of the issued share capital of Crownpeak Intermediate Holdings, Inc., (“Crownpeak”), pursuant to a sale and purchase agreement (the “Crownpeak Purchase Agreement”) with Crownpeak Technology Holdings, Inc, (the “Crownpeak Seller”).

The purchase price for the Crownpeak Acquisition was $81.0 million. The consideration under the Crownpeak Purchase Agreement is composed of the following to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Crownpeak Loan Note”) and a $30,000,000 tranche (the “Second Crownpeak Loan Note” and together with the First Crownpeak Loan Note, the “Crownpeak Loan Notes”); and (ii) 11,127,780 ordinary shares with an approximate value of $31.0 million based on an issuance price of $2.79 per Ordinary Share.

The Crownpeak Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Crownpeak Loan Note matures on April 1, 2027 and the Second Crownpeak Loan Note matures on December 31, 2027. The Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

Scale-Up Purchase Agreement

On October 29, 2025, Company entered into a purchase agreement with Scale Up Holding LLC (“Scale Up”) and its shareholders (the “Scale Up Sellers”) to acquire 100% of the issued and outstanding share capital of Scale Up (the "Scale Up Acquisition"). The Scale Up Acquisition was completed on October 29, 2025.

As consideration, the Scale Up Sellers are entitled to contingent consideration in the form of an earn-out arrangement, structured as four separate payments over a four-year period following the closing date. The earn-out payments are subject to the achievement of specified annual revenue and EBITDA targets of Scale Up. The earn-out consideration may be settled, at the sole discretion of Rezolve, in either Ordinary Shares or cash.

Subsquid Purchase Agreement

On October 8, 2025, the Company entered into a purchase agreement with Marcel Fohrmann (the “Subsquid Seller”), the beneficial owner of all of the issued and outstanding equity interests in Subsquid Labs GmbH (“Subsquid”), pursuant to which the Company agreed to acquire 100% of the issued and to be issued share capital of Subsquid (the “Subsquid Acquisition”). The Subsquid Acquisition was completed on October 9, 2025.

The aggregate consideration transferred to the Subsquid Seller in connection with the Subsquid Acquisition consists of the following components: (i) a cash payment of $3.6 million paid at closing; (ii) the equivalent of $1.5 million in Ordinary Shares to be issued as soon as reasonably practicable after the closing date; and (iii) a commitment by the Company to purchase the equivalent of $10.0 million of SQD Tokens within 14 days following the closing date. Additionally, the Company agreed to purchase the equivalent of 1% of its annual revenues of SQD Tokens in each of 2025, 2026 and 2027.

Smartpay and Truther Purchase Agreements

On October 2, 2025, the Company entered into an asset purchase agreement with Smartpay Digital Services Limitada, a Brazilian limited liability company (sociedade limitada) (“Smartpay”), and Rocelo Lopes (the “Smartpay Seller”), the founder and beneficial owner of all of the equity interests in Smartpay. Pursuant to the agreement, the Company acquired the assets used in Smartpay’s digital payment platform (the “Smartpay Acquisition”). The Smartpay Acquisition closed on October 2, 2025. As consideration for the Smartpay acquisition, the Smartpay Seller received USD Tether (“USDT”) 1.9 million. The Smartpay Seller will also receive USDT 2.0 million in Ordinary Shares. This equivalent of USDT 2.0 million in Ordinary Shares to be issued as soon as reasonably practicable after the closing date have not been issued as of December 31, 2025.

On October 2, 2025, the Company entered into an asset purchase agreement with Truther Digital Services Limitada, a Brazilian limited liability company (sociedade limitada) (“Truther”), and Rocelo Lopes (the “Truther Seller”), the founder and beneficial owner of all of the equity interests in Truther. Pursuant to the agreement, the Company acquired the assets used in Truther’s digital payment platform (the “Truther Acquisition”). The Truther Acquisition closed on October 2, 2025. As consideration for the Truther acquisition, the Truther Seller received USDT 0.1 million.

ViSenze Purchase Agreement

On August 7, 2025, the Company entered into a purchase agreement with ViSenze PTE Ltd (“ViSenze”) and its owners (the “ViSenze Sellers”), to acquire the entire issued and to be issued share capital of ViSenze (the "ViSenze Acquisition"). On August 7, 2025, Rezolve closed the ViSenze Acquisition. As consideration for the ViSenze Acquisition, the ViSenze Sellers received $1.0 million in Rezolve's Ordinary Shares. The ViSenze Sellers will also receive an earn-out consideration in Rezolve's Ordinary Shares based on the annual recurring revenue of ViSenze over a 24 month period from the closing date.

Prediqt Purchase Agreement

On June 2, 2025, the Company entered into a purchase agreement with Subhalakshmi Samanta, Kalpadip Basu, Kalyan Kar, Indranil Mukhopadhyay and Sauvik Bannerjjee (the “Prediqt Sellers”) to acquire the entire issued and to be issued share capital of Prediqt Business Solutions Private Limited (the “Prediqt Acquisition”).

Sauvik Bannerjjee has served as the CEO Products, Technology, and Digital Services of Rezolve since August 2022. Mr. Banerjjee is also an executive officer of Rezolve.

On June 2, 2025, the Company closed the Prediqt Acquisition. As consideration for the Prediqt Acquisition, the Company paid a cash consideration of $100,000 to the Prediqt Sellers.

Mpower Purchase Agreement

On May 31, 2025, the Company entered into a purchase agreement with Avirup Chakraverty and Mirali Mulodjanov (the “Mpower Sellers”) to acquire the entire issued and to be issued share capital of Mpower Plus Global Limited (the “Mpower Acquisition”).

On May 31, 2025, the Company closed the Mpower Acquisition. As consideration for the Mpower Acquisition, the Company issued an aggregate of 804,833 of its Ordinary Shares to the Mpower Sellers.

The GroupBy Acquisition

On February 11, 2025, Rezolve entered into a purchase agreement (the “GroupBy Purchase Agreement”), by and among the Company, GroupBy Inc., an Ontario, Canada corporation (“GroupBy”), GroupBy International Ltd., an Ontario, Canada corporation (“GroupBy International”) and Fortis Advisors LLC, a Delaware limited liability company, as the representative of the sellers party thereto (the “GroupBy Sellers”), pursuant to which the Company agreed to purchase, and the GroupBy Sellers agreed to sell, the entire issued and to be issued share capital of each of GroupBy and GroupBy International (the “GroupBy Acquisition”).

On March 25, 2025, Rezolve closed the GroupBy Acquisition. As consideration for the GroupBy Acquisition, the Company issued an aggregate of 3,999,902 of its Ordinary Shares in a private placement to the GroupBy Sellers.

The Bluedot Acquisition

On February 4, 2025, Rezolve entered into a purchase agreement (the “Bluedot Purchase Agreement”), by and between the Company and DBLP Sea Cow Ltd, a limited company organized under the laws of the Seychelles (“DBLP”), pursuant to which the Company agreed to purchase, and DBLP agreed to sell, the entire issued and to be issued share capital of each of Bluedot Industries, Inc., a Delaware corporation, and Bluedot Industries Pty. Ltd. (together, “Bluedot”), an Australian proprietary limited company registered in Victoria on December 7, 2013 with Australian Company Number 165 206 566 (the “Bluedot Acquisition”).

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

While the growth in digital consumption has increasingly become mainstream for shopping, it has not completely replaced traditional offline purchasing. Consumers have adopted an “Online to Offline” model which lends itself to mobile applications. 38% of U.S shoppers start their journey on a smartphone and finish their purchase offline, according to an April 2019 report by RetailMeNot.

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

Complicated Experiences Result in Lost Opportunities with Consumers

Consumers expect every interaction to be quick, problem-free, intuitive and secure. Consumers will abandon a website that is not loaded quickly and are reluctant to return to a website that has trouble with performance. Consumers tend to hold merchants responsible for the entire retail experience, regardless of whether a merchant or a third party provides the platform. Consumers value their time spent on making purchases and seek to find methods to reduce that time – 76% of consumers say they shop on mobile devices because it “saves them time,” according to a July 2020 report. However, even mobile apps can be time consuming if the sale process is not simple. Merchants that are able to offer one-click engagement, are far less likely to lose the attention of the consumer in the purchasing decision. If a consumer tries to purchase a product from a brick-and-mortar store but in-store inventory is unavailable, a merchant should be able to search its dynamic inventory count and ship the product to the consumer’s home before the consumer looks elsewhere. 46% of global online shoppers confirmed inventory online before shopping offline according to a February 2019 report. In fact, retailers that implemented personalized experiences on-site or through marketing efforts experienced a 25% sales lift, according to a June 2019 report.

Our Solution

We provide an AI- and cloud-based advertising, engagement and commerce platform designed for merchants of all sizes. We are bringing conversational AI to digital retail. Our proprietary LLM, brainpowa, has been built specifically with retail in mind, allowing authentic, human-level conversations for sales interactions in any of 96 languages.

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
7.
Seamless Integration with Existing Applications. We expect the Rezolve solution to be able to be integrated with a merchant’s application and expect it to require minimal time or training to implement and use. Once our solution is integrated, merchants can easily establish geographic triggers, called GeoZones, establish watermarks in an image or audio file, or activate another mobile trigger (such as a beacon) using our SaaS platform. Our consumer-friendly application Shop Beautiful integrates seamlessly with brands helping generate immediate consumer engagement. Additionally, Rezolve’s interface is already available on a number of platforms such as Apple iOS and Google Android and is integrated with certain mobile applications available on those platforms, including WeChat. We expect that this will make it easy for both merchants and consumers to use the Rezolve platform. We expect merchants will be able to add Rezolve technology to their platforms and gain access to a self-service portal where they can manage their campaigns all on one dashboard, and consumers with access to existing and widely used mobile applications will have the benefit of the Rezolve platform without additional installation.
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

We initially entered the Chinese market in 2016 in order to trial the Rezolve platform on a large scale. This was done with support from China Union Pay (“CUP”) and All-in-pay (“AP”). Rezolve’s former subsidiary, Rezolve Information Technology (Shanghai) Limited (“Rezolve Shanghai”) is a Wholly owned Foreign Entity (“WoFE”), which limits its influence locally in China. A WoFE in China must generally contract with a local third-party company if it wants to do business with a state-owned enterprise (“SOE”), such as CUP. This requirement is part of the foreign investment restrictions and regulations in China that aim to protect local interests and limit foreign control over certain sectors of the economy. Our board of directors’ decision to abandon operations in China completely and approve the Pre-Closing Demerger was based, in part, on our inability to complete an audit as a result of not having access to certain information from our local third-party company.

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

As the global economy becomes more connected and transactions become increasingly digital, retail spend is expected to continue growing in the coming years. Buy Now participates in a $250 billion retail sales market (applying Rezolve’s 1.0% transaction fee to the $25 trillion in global retail sales in 2021). The velocity of this transition is unprecedented. Third-party forecasts from eMarketer (Dec 2025) project that US ecommerce sales driven through AI platforms will exceed $20 billion in 2026 and skyrocket to over $144 billion by 2029 representing nearly 9% of the total retail ecommerce market. Rezolve is architecting the infrastructure required to capture this $144 billion structural shift.

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

The Rezolve Platform

The cloud-based Rezolve AI platform integrates the features and functionalities that merchants need to seamlessly transact across different Channels. Capabilities include:

1.
Ecommerce Chat and Search. Rezolve’s Brain Commerce allows customers, either online or instore, to interact naturally in a conversational manner similar to engaging via a highly knowledgeable and customer centric store colleague, via voice or text and in 96 languages. Customers can ask any question of a merchant’s product catalogue and customer support knowledge base using conversational prompts and immediately be recommended the most appropriate products and answers. They will also be able to see product comparisons, reviews, and pricing information all in one place. Our UI and frontend is fully responsive with a multi-tenant configuration that can be embedded and easily setup via the Rezolve Experience Portal (RXP) in merchant store sites with RESTful endpoints, and connection to most popular eCommerce platforms out of the box (e.g. Shopify ,WooCommerce, Magento etc.).
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
(9)
Snap-on Integrations. Rezolve’s Platform supports a snap-on integration design that allows integrations to any payment provider or gateway as well as eCommerce platforms with minimum effort. Rezolve already supports a large number of payment providers and ramping up support for e-commerce platforms via its unique plugin architecture and web-hooks.
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

C.
Organizational structure.

A list of the subsidiaries of the Company is included in Exhibit 8.1 to this Annual Report on Form 20-F.

D.
Property, plant and equipment.

For more information on property, plant and equipment see Note 6 “Property, plant and equipment” and Note 15 “Leases” to the Company's combined consolidated financial statements as of and for the year ended December 31, 2025, included in Item 18 of this Report.

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

A.
Operating results.

Overview

We operate a global, AI-driven commerce platform designed to enable merchants to transform consumer intent into completed transactions. Our platform integrates discovery, conversation, checkout, payments, and fulfillment into a single execution layer, allowing merchants to deliver seamless, personalized, and frictionless digital commerce experiences at scale.

Our solution is built on proprietary artificial intelligence and machine learning technologies, including our Brain Commerce platform, which enhances product discovery, improves conversion rates, increases average order value, and reduces cart abandonment. By embedding our technology directly into the operational infrastructure of merchants, we enable both human users and AI agents to execute transactions rather than simply interact with content.

We generate revenue primarily from our cloud-based software solutions and transaction-based services, including software-as-a-service (SaaS) offerings such as search, discovery, and engagement tools. Our ability to grow revenue is driven by expanding our merchant base, increasing adoption of our platform capabilities, and scaling transaction volumes across our ecosystem.

Our operating results have been significantly influenced by strategic acquisitions, continued investment in product innovation, and the expansion of our global commercial operations. In particular, acquisitions completed during the year have accelerated revenue growth and increased our operating scale, while also contributing to higher operating expenses associated with integration, personnel, and platform development.

We expect to continue investing in research and development, sales and marketing, and platform infrastructure to support the growth of the emerging agentic commerce market. As a result, we anticipate that our operating expenses will remain significant as we scale the business, expand our capabilities, and deepen our relationships with enterprise merchants globally.

Our operating results may fluctuate from period to period due to a variety of factors, including the timing of acquisitions, merchant onboarding and transaction volumes, seasonality in consumer spending, and macroeconomic conditions affecting technology investment and retail demand.

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

Despite ongoing operating losses, our liquidity position, supported by the $250 million financing completed in January 2026 and existing cash resources, provides sufficient runway for at least the next twelve months. Accordingly, management believes there is no substantial doubt regarding the Company’s ability to continue as a going concern.

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
•
Merchant Retention and Expansion: Merchant retention and expansion are critical to revenue growth. Our ability to provide user-friendly features such as mobile vouchering, payments, and data insights supports merchant loyalty and increased activity on our platform. Supporting merchants begins with enhancing both the shopper and the merchant experience. We believe our core capabilities that focus on incentivizing customer loyalty, providing data insights, and allowing user friendly features such as mobile vouchering and payments (both on and offline) help us attract and retain a wide range of merchants. The effectiveness in attracting and retaining merchants’ sales is a critical component of our revenue growth and operating results.
•
Offering and service enhancement: We intend to continue investing in the capabilities of our offerings and services to deliver better value for our users and merchants and address new market opportunities. Additionally, we will work to perfect our platform services to ensure scalability and reliability as adoption increases.
•
Growth through Mergers & Acquisitions: Our growth strategy may also include acquisitions of complementary businesses where management identifies synergistic opportunities. Access to capital markets may provide the financing necessary to execute such transactions.
•
Regulatory and Compliance: Our operations are subject to evolving regulation in areas such as data protection, AI usage, payments, and cross-border commerce. Changes in these requirements could affect our costs, timing of deployments, or adoption by merchants.

Components of our Results of Operations

Revenues

We generate revenue across our three lines of business, as further described below. Revenue is recognized in accordance with the nature of the products and services provided within each line of business.

•
Brain Commerce: Our Brain Commerce line of business provides products and services (primarily subscription-based SaaS offerings) that enable businesses and enterprises to create, manage, execute, measure, monetize and optimize customer experiences through the delivery of personalized, human-like shopping experiences with AI-first conversational commerce and product discovery solutions.
•
Enterprise Services: Our Enterprise Services line of business provides information technology services (primarily on a cost-plus basis), intelligent business solutions and analytics to assist businesses in leveraging insights for strategic decision-making and to fulfill both their local and global information technology needs.
•
Brain Checkout: Our Brain Checkout line of business provides products and services that enable businesses and enterprises to deliver faster, smarter checkout experiences with conversational cart management, crypto-ready payments, and seamless curbside or in-store pickup.

Our continuing strategy focuses on providing a technology platform to merchants in order to facilitate outreach to consumers. Conversational commerce provides customers with the best possible sales interaction allowing merchants to generate incremental revenue through an exceptional user experience. Merchants are billed on a monthly basis for the services rendered.

Revenue generated from cloud-based software solutions, include the SaaS (software as a service) products such as the following:

•
search experience tools that allow vendors to identify shopper intent and context, and provide high quality-search results to consumers searching for products on eCommerce channels, including configuration and ongoing technical support services.

•
geofencing software that allows vendors to track a customer's location when placing online orders for in-person pickup, including configuration and ongoing technical support services.

These cloud-based software solutions are sold to customers through hosting arrangements, whereby we run the software applications on our own platforms. Access to these platforms are provided to customers on either a consumption or subscription basis and generally have contract terms longer than a year. Revenues related to cloud-based software solutions provided on a consumption basis are recognized when the customer utilizes the cloud-based software solutions, based on the quantity consumed. Revenues related to cloud-based software solutions provided on a subscription basis are recognized ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions. Usage-based fees earned in exchange for the use of the Company’s software licenses and subscription services in excess of committed usage are recognized in the period when usage occurs.

The Company may receive upfront, non-refundable consideration at which time the performance obligation has not yet been satisfied and will only be satisfied over time (over the duration of the contract term). This upfront, non-refundable consideration (deferred revenue) is recognized as revenue over time as the performance obligation is satisfied. The deferred revenue balance of $1,172,056 at December 31, 2024 resulted from the retrospective adjustment to the comparative Combined Consolidated Financial Statements as if Rezolve and Bluedot Industries had been combined from the beginning of the comparative period, as the entities were under common control for the entire comparative period. The deferred revenue balance of $46,500,843 at December 31, 2025 resulted from upfront payment received from contracts with customers for SaaS products and contracts with customers for geofencing software. The customer contracts generating this upfront revenue were acquired through acquisitions completed during year ended December 31, 2025.

Revenue related to configuration and ongoing technical support services are recognized ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenues from the sale of professional services include information technology ("IT") and information technology enabled ("ITE") services. The Company provides professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. The Company is primarily responsible for the fulfillment and acceptability of the professional services and has control over how to provide the requested services. As a result, the Company is the principal, and professional services revenue is recognized on a gross basis ratably over the contract term as the customer receives and consumes the benefits of these services.

Operating Expenses

Operating expenses consist of cost of revenues, employee benefit expenses, consultancy expense, sales and marketing expenses, business development expenses, general and administrative expenses, and depreciation and amortization.

•
Cost of revenue: Our cost of revenues consists primarily of expenses incurred directly in relation to the earning of revenue such as payroll and benefits for employees and consultants performing professional services and partner’s fees.
•
Sales and marketing expenses: Costs primarily consist of advertising and publicity expenses, consulting fees as well as salaries, pension contributions and share-based compensation for sales and marketing employees.
•
General and administrative expenses: Costs consist primarily of finance, legal, listing and other non-specific costs as well as salaries, pension contributions, share-based compensation for employees and nonrecurring share-based payments for non-employees. General and administrative also consists of payments made to developers who contract with Rezolve and fees and share-based compensation for directors.
•
Research and development expenses: Research and development expenses consist primarily of employee-related costs, including salaries, bonuses and benefits for our employees associated with research and development related activities. Research and development expenses also include cloud infrastructure costs related to our research and development efforts and third-party system integration partners.
•
Depreciation and amortization expenses: primarily consists of amortization of software and acquired information technology intangible assets as well as depreciation of fixed tangible assets.
•
Other operating (income)/expense, net: consists primarily of proceeds from sales of SQD tokens to third parties and employees. These amounts were partially offset by related operating expenses associated with such activities.

Interest expense

Interest expense consists primarily of costs associated with short term and long term debt and convertible debt.

Other (expense)/income

Other (expense)/income during the year ended December 31, 2025 consists primarily of the following items:

•
A gain on bargain purchase in connection with the acquisition of Subsquid. The gain arose because the fair value of the net assets acquired exceeded the purchase consideration.
•
During the fourth quarter of 2025, the market price of the SQD token experienced a significant decline, which we determined to be a triggering event requiring an interim impairment assessment. The SQD tokens were written down to the lowest observable market price during the reporting period. As a result, we recognized an impairment charge in the combined consolidated statements of operations for the year ended December 31, 2025.
•
Other non-operating income/ (expense), net include foreign exchange gains and losses. Foreign exchange loss primarily consists of the revaluation of local currency bank ledger balances not denominated in U.S. dollars.

Income Taxes

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

Results of Operations for years ended December 31, 2025 and 2024

The following tables set forth our consolidated statements of operations for the years ended December 31, 2025 and December 31, 2024:

	Year ended December 31,
	2025	2024
Revenue	$46,800,099	$2,013,567
Operating expenses/(income)
Cost of revenue	15,922,202	192,829
Sales and marketing expenses (including related party transactions of $1,833,486 and $1,011,119, see note 14)	12,062,375	6,684,870
General and administrative expenses (including related party transactions of $8,120,684 and $68,413,399, see note 14)	90,366,226	132,022,084
Depreciation and amortization expenses	6,965,148	226,305
Research and development expenses	11,198,074	1,152,807
Other operating (income)/expense, net	(2,857,071)	255,412
Total operating expenses	$133,656,954	$140,534,307
Operating loss	(86,856,855)	(138,520,740)
Other (expense)/income
Interest expense	(3,507,201)	(10,645,464)
(Loss)/gain on derivatives	(2,889,175)	19,001,681
Loss on extinguishment	(29,950,161)	(44,332,819)
Gain on revaluation of financial asset	5,645,839	—
Gain on bargain purchase	61,298,445	—
Impairment loss	(63,345,577)	—
Other non-operating income, net	465,518	1,289,944
Total other expenses, net	$(32,282,312)	$(34,686,658)
Loss before taxes	(119,139,167)	(173,207,398)
Provision for income taxes	17,728,939	(243,735)
Net loss for the year	$(101,410,228)	$(173,451,133)

Comparison of the years ended December 31, 2025 and 2024

We operate as a single operating segment. While our Chief Operating Decision Maker evaluates our financial performance on a consolidated basis, management supplements this analysis with additional information by line of business where it believes such detail enhances investors’ understanding of our results of operations. We generate revenue and incur expenses across three primary lines of business: Brain Commerce, Enterprise Services, and Brain Checkout, each of which is described in further detail above.

Revenues

The following shows total revenue for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

	Year ended December 31,		Change
	2025	2024	$	%
Revenue	$46,800,099	$2,013,567	$44,786,532	2224%

Revenue increased to $46.8 million for the year ended December 31, 2025 from $2.0 million for the year ended December 31, 2024. The increase was primarily attributable to growth across all lines of business through strategic acquisitions completed during the year ended December 31, 2025, which significantly expanded our revenue base. The increase was further driven by strong revenue growth from our cloud-based software solutions, including our software-as-a-service (SaaS) offerings such as search experience tools and geofencing software.

Operating Expenses

The following shows operating expenses for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

	Year ended December 31,		Change
	2025	2024	$	%
Operating expenses
Cost of revenue	$15,922,202	$192,829	$15,729,373	8,157%
Sales and marketing expenses	12,062,375	6,684,870	5,377,505	80%
General and administrative expenses	90,366,226	132,022,084	(41,655,858)	(32)%
Depreciation and amortization expenses	6,965,148	226,305	6,738,843	2,978%
Research and development expenses	11,198,074	1,152,807	10,045,267	871%
Other operating (income)/expense, net	(2,857,071)	255,412	(3,112,483)	(1,219)%
Total operating expenses	$133,656,954	$140,534,307	$(6,877,353)

Percentages have been rounded for presentation purposes and may differ from unrounded results.

Cost of Revenues

Cost of revenues increased to $15.9 million for the year ended December 31, 2025 from $$0.2 million for the year ended December 31, 2024. The increase was primarily attributable to higher sales volumes during 2025, which resulted in increased direct costs associated with generating revenue in the Brain Commerce and Enterprise Services lines of business. These costs consisted principally of payroll and employee benefits for personnel and consultants providing professional services, as well as fees incurred under platform and services agreements.

Sales and Marketing Expenses

Sales and marketing expenses increased by $5.4 million, for the year ended December 31, 2025 compared to the year ended December 31, 2024. The increase was primarily attributable to higher advertising and promotional expenses, increased employee salaries and benefits, and higher consultancy fees in the Brain Commerce and Enterprise Services lines of business. These increases were driven by business growth and the impact of acquisitions completed during the year ended December 31, 2025, which expanded our sales and marketing activities and related personnel.

General and Administrative Expenses

General and administrative expenses decreased by $41.7 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. This decrease was primarily attributable to a reduction in share-based compensation expense, reflecting a lower number of share options granted during the year ended December 31, 2025, of approximately 5.6 million options, compared to approximately 13.6 million options granted during the year ended December 31, 2024.

The decrease in share-based compensation expense was partially offset by higher transaction-related legal and professional fees incurred in connection with our recent acquisition activities across all lines of business. In addition, increased consultancy fees, driven by business growth and the acquisitions completed during the year ended December 31, 2025, also contributed to the offset across all lines of business.

Research and Development Expenses

Research and Development expenses increased by $10.0million for the year ended December 31, 2025 compared to the year ended December 31, 2024.

This was primarily due an increase costs incurred during the post-development phase and other IT operating costs attributable to business growth and the acquisitions completed during the year ended December 31, 2025 in the Brain Commerce and Brain Checkout lines of business.

Other operating (income)/expense

Other operating income, net of operating expenses, increased by $3.1 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 . The increase was primarily attributable to proceeds from sales of SQD tokens to third parties and employees in the Brain Checkout line of business. These amounts were partially offset by related operating expenses associated with such activities.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased from $0.2 million for the year ended December 31, 2024 to $7.0 million for the year ended December 31, 2025. This was primarily due to the increase in amortization expense recognized on intangible assets acquired in business combinations during the year ended December 31, 2025 across all line of business.

Other (expense)/income

The following shows interest expense and other (expense)/income for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

	Year ended December 31,		Change
	2025	2024	$	%
Other (expense) income
Interest expense	$(3,507,201)	$(10,645,464)	$7,138,263	(67)%
Gain/(loss) on derivatives	(2,889,175)	19,001,681	(21,890,856)	(115)%
Gain/(loss) on extinguishment	(29,950,161)	(44,332,819)	14,382,658	(32)%
Gain on revaluation of financial asset	5,645,839	—	5,645,839	100%
Gain on bargain purchase	61,298,445	—	61,298,445	100%
Impairment loss	(63,345,577)	—	(63,345,577)	100%
Other non-operating income (expense), net	465,518	1,289,944	(824,426)	(64)%
Total other expenses, net	$(32,282,312)	$(34,686,658)	$2,404,346

Interest expense decreased by $7.1 million for the year ended December 31, 2025, as compared to the year ended December 31, 2024. This was primarily due a decrease in the outstanding balance of the convertible debt. On December 27, 2024, 10.8 million ordinary shares were issued to settle $20.8 million and $0.9 million of interest, respectively, related to the outstanding convertible notes of Apeiron Investment Group. On January 15, 2025 and February 13, 2025, respectively, a further 3.0 million and 8.0 million ordinary shares were issued to settle $20.8 million and $0.9 million of principle and interest, respectively, related to the outstanding convertible notes of Bradley Wickens. Refer to the "Liquidity and capital resources" section below for more information.

The net loss on derivatives of $(2.9) million is primarily due to the remeasurement of a derivative asset and derivative liabilities at fair value through profit and loss. The outstanding derivative liabilities as at December 31, 2025 were triggered by conversion features embedded in promissory notes issued by advisors J.V.B. Financial Group and Northlands Securities. On August 15, 2024, the Company recognized derivative liabilities and an offsetting debt discount associated with the embedded conversion features in its senior secured convertible notes, convertible promissory notes and advisors loans. The Company previously did not bifurcate the embedded conversion features as derivatives due to the lack of an underlying share price prior to the Company's acquisition of Armada and listing of its Ordinary Shares on the Nasdaq. Refer to the Liquidity and Resources section below for more information.

The loss on extinguishment of $30.0 million is primarily due to conversion of the outstanding convertible notes of Bradley Wickens and the settlement of the outstanding debt balance with Western Alliance Bank. Refer to the Liquidity and Resources section below for more information.

The gain on the revaluation of financial asset relates to the settlement of the outstanding debt balance with Western Alliance Bank. In accordance with the terms of the subscription letter, Western Alliance Bank is to return any money received in excess of $12.3 million from the subsequent sale of the 5.9 million Ordinary shares. The receivable (financial asset) due from Western Alliance Bank involve returns that may vary in amount, such that the ultimate payout will depend on the price per Ordinary Share on the day that Western Alliance Bank sells all or part of the 5.9 million Ordinary Shares. The Company elected to recognize this hybrid financial instrument at fair value with changes in fair value recognized currently in earnings, therefore no bifurcation of any embedded derivatives were required. The Company recognized a gain of $5.6 million on the remeasurement of this financial assets during the year ended December 31, 2025.

The Company recognized a gain on bargain purchase of $61.3 million in connection with the acquisition of Subsquid. The gain arose because the fair value of the net assets acquired exceeded the purchase consideration. For additional information regarding the acquisition and the calculation of the gain on bargain purchase, see Note 4 to the Company’s combined consolidated financial statements for the year ended December 31, 2025 .

The impairment loss relates to SQD tokens acquired by the Company both as part of the Subsquid acquisition and through market purchases during the fourth quarter of 2025. During the fourth quarter of 2025, the market price of the SQD token experienced a significant decline, which the Company determined to be a triggering event requiring an interim impairment assessment. The Company identified the principal market for SQD tokens and determined the fair value based on observable market transactions. The SQD tokens were written down to the lowest observable market price during the reporting period. As a result, the Company recognized an impairment charge of $63.3 million in the combined consolidated statements of operations for the year ended December 31, 2025.

Other non-operating income, net of other non-operating expenses, decreased to $0.5 million for the year ended December 31, 2025, as compared to $1.3 million for year ended December 31, 2024. The decrease was primarily attributable to changes in foreign exchange gains and losses, reflecting fluctuations in exchange rates and the increased exposure to foreign currency transactions resulting from business growth and the acquisitions completed during the year ended December 31, 2025.

Non-GAAP financial measures

Annual Recurring Revenue

The Company uses certain non-GAAP financial measures, which include Annual Recurring Revenue (ARR) or “ARR exit rate”, as we believe this measure can provide meaningful information regarding our operating performance. This non-GAAP measures should be evaluated in addition to and not as a substitute for our financial results presented in accordance with U.S. GAAP.

Annual Recurring Revenue (“ARR”) is a non-GAAP operating metric that represents the annualized value of recurring subscription and contract revenue under customer agreements in effect at the measurement date. A contract is included in ARR for an applicable period if it is active at the end of that applicable period and is excluded if it is not active at the end of that applicable period. This measure includes revenue from subscription contracts as well as recurring professional services agreements. While ARR represents the annualized revenue the Company would expect to receive from customers assuming no increases or reductions in contractual arrangements, the measure can be affected by contract start and end dates and should be viewed independently of the Company’s GAAP revenue as ARR is an operating metric and is not intended to be combined with or to replace revenue. ARR is not a forecast of future revenue and does not consider other sources of revenue that are not recurring in nature. ARR does not have a standardized meaning and is not necessarily comparable to similarly titled measures presented by other companies. ARR is forward-looking and differs from GAAP revenue, which is recognized over time in accordance with ASC 606 based on delivery of services. As a result, ARR is not directly reconcilable to GAAP revenue because it includes the value of contracted future revenues that have not yet been recognized and excludes non-recurring and usage-based revenue recognized under GAAP.

For the month of December 2025, the Company generated total revenues of $19.4 million, as disclosed in Note 2.17 of the Company's audited Combined Consolidated Financial Statements for the years ended December 31, 2025 and 2024. When annualizing total revenues for the month of December 2025, this implies $232.8 million in ARR.

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

The table below provides a reconciliation of our net income (loss) to EBITDA (non GAAP):

	Year ended December 31,
	2025	2024
Net income (loss)	$(101,410,228)	$(173,451,133)
Add (subtract)
Interest expense	3,507,201	10,645,464
Provision for income tax expense	(17,728,939)	243,735
Depreciation and amortization	6,965,148	226,305
EBITDA (non-GAAP)	$(108,666,818)	$(162,335,629)

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as EBITDA adjusted for the items listed below. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, including:

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

Adjusted EBITDA is used by management to understand and track underlying earnings performance by excluding one-time and non-recurring costs. The Company believe it is appropriate to exclude these costs from Adjusted EBITDA as they relate to:

•
Unrealized foreign exchange (gain)/loss are one-time costs
•
Share based compensation related to employees, consultants and related parties; and
•
Loss/(gain) resulting from the remeasurement of derivative assets and derivative liabilities at fair value at the end of each reporting period.
•
Loss/(gain) resulting from extinguishment of debt obligations.
•
Loss/(gain) resulting from the remeasurement of financial assets carried at fair value
•
Ordinary shares issued in lieu of cash payment for services
•
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany
•
Legal costs incurred in connection with the Company’s SPAC transaction
•
Costs related to the demerger of Rezolve Limited
•
Legal and professional cost associated with acquisitions
•
Costs incurred within business development expenses to close former businesses
•
Gain on bargain purchase related to the Subsquid acquisition
•
Impairment loss related to the SQD utility tokens

Internally adjusted EBITDA and contribution margins are significant measures used by management for purposes of:

•
Supplementing the financial results and forecasts reported to the Company’s board of directors;
•
Evaluating the operating performance of which includes direct and incrementally controllable revenue and costs of operations but excludes items considered by management to be non-cash or non-operating; and
•
Establishing internal operating budgets and target.

The table below provides a reconciliation of our net income (loss) to Adjusted EBITDA (non-GAAP):

	Year ended December 31,
	2025	2024
Net income (loss)	$(101,410,228)	$(173,451,133)
Add (subtract)
Interest expense	3,507,201	10,645,464
Provision for income tax expense	(17,728,939)	243,735
Depreciation and amortization	6,965,148	226,305
EBITDA (non-GAAP)	$(108,666,818)	$(162,335,629)
Add (subtract)
Unrealized foreign exchange (gain) loss	(516,654)	1,289,938
Business development expenses	195,008	4,750,430
Share-based compensation issued to related parties	5,325,000	63,001,392
Share-based compensation for consultancy services	—	217,365
Share-based compensation for employees	3,804,637	4,314,649
Loss / (gain) on derivatives	2,889,175	(19,001,681)
Loss on extinguishment	29,950,161	44,332,819
Share-based compensation - employees shares restrictions lifted	—	18,836,099
Gain on revaluation of financial asset	(5,645,839)	—
Gain on bargain purchase	(61,298,445)	—
Impairment loss	63,345,577	—
Ordinary shares issued in lieu of cash payment for services	222,486	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	876,000	—
Legal costs incurred in connection with the Company's SPAC transaction	1,398,866	—
Costs related to the demerger of Rezolve Limited	517,798	—
Legal and professional cost associated with acquisitions	8,623,127	—
Adjusted EBITDA (non-GAAP)	$(58,979,921)	$(44,594,618)

Total Number of Customers

We believe the size of our customer base is a key indicator of our market penetration, while the number of customers we transact with during a given period reflects the growth and activity level of our business. For each reporting period, we define the total number of customers as the number of distinct customers with whom we have transacted.

As of March 2026, we have more than 950 customers. We continue to expand this base by onboarding new customers and increasing adoption of our Brain Commerce suite among existing customers.

While customer count is an important measure of market traction, it does not fully reflect the economic value of our relationships, as it does not account for the size, contract value, or spending levels of individual customers. Accordingly, we will continue to provide updates on customer growth alongside other metrics to give a more complete picture of our business performance.

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

The Company’s financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for the foreseeable future.

However, certain conditions and events raise substantial doubt about the Company’s ability to continue as a going concern for a least one year from the date these combined consolidated financial statements are issued.

Management's plans to alleviate the substantial doubt about the Company’s ability to continue as a going concern, as described above, includes the following actions:

•
implement the Company's strategy focused on cost savings and operating efficiencies;
•
engage in negotiations with lenders to refinance the Company’s existing short-term debt obligations

•
utilize the Company's existing registered at-the-market equity program, which provides substantial available capacity and the ability to raise capital in a flexible and efficient manner;
•
and continue to raise capital through debt and equity financings. The Company has historically been able to raise capital to support its operations; there can be no assurance that such efforts will be successful, however management believes it to be probable. See below for recent equity financings.

The Company has recently raised gross proceeds of $520.7 million from the following transactions:

•
On July 24, 2025, the Company entered into securities purchase agreements with certain investors pursuant to which the Company agreed to sell and issue to these investors in a private placement offering (the “PIPE Financing”) 20,000,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $2.50 per Ordinary Share. This PIPE Financing closed on July 25, 2025, resulting in aggregate gross proceeds to the Company of $50.0 million, before deducting the placement agent’s fee and offering expenses payable by the Company.
•
The Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12.3 million in order to settle debt owed by Groupby to WAB. In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12.3 million from the subsequent sale of the 5.9 million Ordinary shares. On August 22, 2025, WAB completed its sale of the 5.9 million Ordinary shares and realized proceeds of $18.0 million from sale of these Ordinary Shares. This resulted in an excess of $5.6 million, which was returned to the Company. See below for more information.
•
On September 18, 2025, the holders of all 5.0 million warrants issued in a registered offering in December 2024 (the "Offering Warrants") elected to exercise their Offering Warrants, at an exercise price of $3.00 per Offering Warrant, for 5.0 million ordinary shares of the Company, generating aggregate gross proceeds to the Company of $15.0 million.
•
On September 24, 2025, the Company entered into securities purchase agreements with certain qualified institutional investors, for the purchase and sale of 37.0 million Ordinary Shares in a private placement (the “PIPE Financing”) at a price of $5.40 per Ordinary Share for aggregate gross proceeds of approximately $200.0 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds of the PIPE Financing for accelerated investment into its sales organization, potential accretive M&A opportunities, working capital and general corporate purposes, including further development of its Brain Commerce Platform, and expansion of Visual Search and Brain Checkout. This PIPE Financing closed on September 25, 2025, resulting in aggregate gross proceeds to the Company of $200.0 million, before deducting the placement agent’s fee and offering expenses payable by the Company.
•
On November 28, 2025, the Company entered into a Sales Agreement with Cantor Fitzgerald & Co., Roth Capital Partners, LLC, Northland Securities, Inc., Maxim Group LLC and A.G.P./Alliance Global Partners governing the Company's ATM share offering program (the "ATM program"). Pursuant to the ATM program, the Company can issue Ordinary Shares from time to time into the existing trading market at current market prices or through negotiated transactions. The Company is authorized to issue 48.0 million Ordinary Shares under the ATM program, all of which remain available for issuance as of March 20, 2026.
•
On November 28, 2025, the Company filed a shelf registration statement on Form F-3 (the "Shelf Registration Statement"), under which it may issue up to an aggregate of 200.0 million Ordinary Shares. On January 20, 2026, the Company entered into a Securities Purchase Agreement with the purchasers named therein providing for the issuance and sale by the Company of an aggregate of 62.5 million Ordinary Shares pursuant to the Shelf Registration Statement. The Ordinary Shares were offered and sold for a purchase price of $4.00 per share for gross proceeds of $250.0 million, before deducting placement agent fees and other offering expenses.
•
On January 20, 2026, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to sell and issue to these investors 62,500,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $4.00 per Ordinary Share (the "January 2026 Offering"). The 62,500,000 Ordinary Shares were offered and sold pursuant to an effective registration statement on Form F-3 (Registration No. 333-291842) filed with the U.S. Securities and Exchange Commission and a related prospectus supplement. January 2026 Offering closed on January 21, 2026. The Company intends to use the net proceeds from the January 2026 Offering for accelerated investment into its sale organization, potential accretive M&A opportunities and general corporate and working capital purposes.

	December 31, 2025	December 31, 2024
Short-term debt and other liabilities
Short-term debt	$102,142,933	$—
Short-term debt to related parties	11,973	5,102,211
Ordinary shares payable	10,660,000	1,206,609
Convertible debt	—	10,288,123
Short term convertible debt to related party	—	95,309
Share-based payment liability	1,400,000	1,400,000
Convertible promissory notes	426,537	6,428,825
Advisors loans	—	12,812,366
Long-term debt and other liabilities	—	—
Long-term debt	50,092,029	—
Total short-term and long-term debt and other liabilities	$164,733,472	$37,333,443

Short-term and long-term debt

	December 31, 2025	December 31, 2024
Short-term debt
Senior-secured term-loan facility (the "Facility")	$—	$—
Non-Banking Financial Company loan (Prediqt)	107,986	—
Monroe debt	101,540,086	—
Other short-term debt	494,861	—
Total short-term debt	$102,142,933	$—
Long-term debt
Non-Banking Financial Company loan (Prediqt)	$78,454	$—
Crownpeak promissory notes	50,000,000	—
Other long-term debt	13,575	—
Total long-term debt	50,092,029	—

Senior-secured term-loan facility

On January 23, 2025, the Company entered into a senior-secured term-loan facility (the “Facility”) with Joh. Berenberg, Gossler & Co. KG, a financial institution established under the laws of the Federal Republic of Germany (the “Lender”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Facility.

The committed amount of the Facility is $30.0 million (the “Committed Amount”). The Company may draw the Committed Amount, in full but not in part, until February 20, 2025 upon the satisfaction or waiver of certain customary conditions precedent.

Following a draw of the Committed Amount, the Company must repay the Facility in five (5) monthly installments of $6.0 million beginning on August 15, 2025. If the Company fails to make a scheduled repayment, a 5% fee will be added to the outstanding balance remaining under the Facility. The Company may, in its sole discretion, make prepayments of at least $3.0 million.

The Facility bears no interest. However, the Company will pay a $3.0 million arrangement fee to the Lender on the earlier of (i) the drawing the Committed Amount and (ii) February 21, 2025. The arrangement fee was deducted from the Committed Amount disbursed to the Company. As set forth in the Facility, the arrangement fee will be reduced in connection with any prepayments made by the Company.

In connection with the Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Company has also agreed to repay the Facility in accordance with the amortization schedule described above, beginning on August 15, 2025, and may use the proceeds it receives under or in connection with that certain Second Amended and Restated Standby Equity Purchase Agreement entered with YA II PN, Ltd. on September 6, 2024 to do so. The Second Amended and Restated Standby Equity Purchase Agreement was terminated on December 19, 2025.

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

The Lender or its affiliates have in the past provided and may from time to time in the future provide, investment banking and other services to the Company.

The Company has recognized interest expense on the Facility using the effective interest method. In accordance with ASC 470 and ASC 835, the arrangement fee is accounted for as a debt discount and amortized to interest expense over the term of the Facility using the effective interest method. As a result, the Facility has an effective interest rate of approximately 14.2%.

The Company received net cash proceeds of $27.0 million upon issuance and recorded the Facility at its face value of $30.0 million, net of the $3.0 million debt discount. The loan was repaid in installments of $6.0 million beginning on August 15, 2025. Interest expense recognized from the amortization of the debt discount for the year ended December 31, 2025, was $3.0 million. As at December 31, 2025, no amounts remain payable on the Facility.

Prediqt acquisition

As a result of the Prediqt acquisition, the Company acquired loans owed to Non-Banking Financial Companies (NBFCs) in India. These loans carry an interest rate ranging between 17% to 22%. Amounts due within the next 12 months have been classified in short-term debt. Amounts due beyond 12 months have been classified as long-term debt.

Additionally, as part of the Prediqt acquisition, the Company acquired as interest free loans owed to directors of Prediqt. These loans are repayable on demand and presented within "Short-term debt".

Monroe Debt - Crownpeak acquisition

The Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

In connection with the Crownpeak Acquisition (see Note 4), on December 1, 2025, the Company entered into an amended and restated credit agreement (“A&R Credit Agreement”) with the lenders party thereto and Monroe Capital Management Advisors, LLC which amended and restated in its entirety the prior Crownpeak credit agreement, dated February 28, 2019.

Under the A&R Credit Agreement, the prior Crownpeak credit agreement was amended and restated in full as of December 1, 2025. In connection with the Crownpeak acquisition, $42.5 million of the outstanding term loans and $7.5 million of revolving loans were repaid in full together with accrued interest and fees. All revolving commitments were terminated, and accrued exit and amendment fees were paid. After giving effect to these transactions, the remaining outstanding term loans, of $103.6 million, under the prior facility continued as term loans.

The term loans mature on December 31, 2026. Amounts outstanding bear interest at a rate per annum equal to the Term Secured Overnight Financing Rate (“Term SOFR”) plus an applicable margin of 5.50% per annum. Following certain specified events of default, default interest of an additional 2.00% per annum applies to the applicable interest rate.

The term loans have financial maintenance covenants, including a maximum consolidated leverage ratio for Crownpeak and its subsidiaries, tested quarterly, and a requirement that the Company maintain minimum liquidity of at least $10 million at all times. The A&R Credit Agreement also provides an equity cure right permitting specified equity contributions to cure non-compliance with the financial maintenance covenants, subject to customary limitations and conditions. The Company is in compliance with all debt covenants as of December 31, 2025.

Crownpeak promissory notes

In connection with the Crownpeak Acquisition, the purchase consideration composed of the following to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50.0 million, made up of a $20.0 million tranche (the “First Loan Note”) and a $30.0 million tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11.1 million ordinary shares with an approximate value of $31.0 million based on an issuance price of $2.79 per ordinary share.

The Loan Notes will accrue interest at a rate of 10.0% per annum and are payable in kind or in cash. The First Loan Note matures on April 1, 2027 and the Second Loan Note matures on December 31, 2027. The Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

Short-term debt to related parties

Unsecured interest free loans taken from related parties DBLP Sea Cow Ltd are repayable on demand. During the year ended December 31, 2025, the Company settled short-term debt owed to DBLP Sea Cow Ltd. of $6.0 million by paying cash of $5.1 million and issuing 0.8 million ordinary shares. The shares were issued at their fair value of $2.06 on the date of issuance. The loss on extinguishment of $0.8 million with DBLP Sea Cow Ltd, a significant shareholder, was treated as a capital transaction and recorded in additional paid in capital.

Ordinary shares payable

	December 31, 2025	December 31, 2024
Ordinary shares payable
Techouts acquisition	$8,660,000	$—
Smartpay and Truther acquisition	2,000,000	—
Rights issue	—	1,206,609
Total	$10,660,000	$1,206,609

On May 25, 2023, the Company offered to all existing investors and employees of the Company an advanced subscription agreement for ordinary shares of the Company at a discount from the pre-close equity value of the Company per share (“the Rights Issue”) in connection with its business combination with Armada Acquisition Corp I (refer to note 2.1). The Company issued 11.0 million ordinary shares in December 2024 to subscribers of the rights issue. On January 24, 2025, the Company issued a further 0.2 million ordinary shares to a subscriber of the rights issue to whom they were owed ordinary shares payable as at December 31, 2024. On April 16, 2025, the Company issued 4.2 million ordinary shares to DBLP Sea Cow Ltd, a related party, to settle the outstanding liability.

Ordinary shares payable as of December 31, 2025 is solely comprised of ordinary shares payable in relation to acquisitions made in during the year.

Convertible debt

On December 17, 2021, the Company and Armada Acquisition Corp I, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties entered into a definitive agreement for a business combination that would result in Rezolve becoming a publicly listed company upon completion of the aforementioned transaction. The transaction included a $41.0 million fully committed private placement of ordinary shares of the combined company (the “PIPE”), $20.0 million of which has been advanced to Rezolve pursuant to a secured convertible loan note as further described below.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE entered into an agreement to purchase secured convertible notes of the Company for a total of $20.0 million. Prior to amending the terms on May 23, 2023 (further below), these notes were due to mature on December 16, 2023, and were redeemable by the noteholder on the occurrence of:

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

The amendments are as follows:

•
An additional $15.6 million commitment has been added to the principal amount of the notes, split between a
•
Conversion of accrued interest of $3.0 million into loan principal. Additionally $1.5 million of Loans for no value , plus $1.0 million of interest foregone giving total of $4.0 million of total interest capitalized.
•
$1.3 million of loan principal previously advanced in February 2023
•
$0.1 million of loan principal advanced by a director and related party in February 2023
•
An additional $2.8 million of loan notes to be advanced, and
•
$8.5 million in notes upon completion of the Demerger, for which no monetary consideration will be received by the Company
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
•
Under the May 23, 2023 amendment terms of the secured convertible notes, Rezolve has given certain covenants to the noteholders which remain in force while the convertible notes are outstanding, including that the Rezolve group shall not incur any indebtedness that would rank senior to the secured convertible notes without the prior consent of holders of more than two thirds of the aggregate principal amount of the secured convertible notes outstanding from time to time (“the “Noteholder Majority”); and for so long as one or more of Apeiron Investment Group Ltd and any of their affiliates (including any other person with the prior written consent of Rezolve, not to be unreasonably withheld, delayed or conditioned) holds at least $20.0 million in aggregate of the principal amount of the Convertible Notes from time to time, the Rezolve group shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority.

The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve or, in the case of a natural person, is an employee or director of Rezolve and such loan or advance is made in the ordinary course of business under the terms of an employee share or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve or any subsidiary arising in the ordinary course of business; (c) changing the principal business of Rezolve, entering new lines of business, or exiting the current lines of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market capitalization of Rezolve for the 90 calendar days prior to such M&A (merger or acquisition) transaction (calculated based on the volume-weighted average share price of the Rezolve shares in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve; (g) amending the Articles of Association of Rezolve in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction; and (i) liquidating, dissolving or winding up the affairs of Rezolve.

Upon execution of the amendment the secured convertible notes are then referred to as “the senior secured convertible notes”.

The carrying value of the convertible debt as at December 31, 2023 does not include the $8.5 million of notes issuable upon completion of the Demerger. These were contingent upon completion of the Demerger therefore upon close of the Demerger on July 4, 2024, they were issued. The issuance of the Demerger notes do no result in any further cash to be received by the Company, rather they are treated as interest payable at maturity. The Demerger notes trigger a remeasurement of the senior secured convertible notes and the effective interest rate used to account for the senior secured convertible notes as a troubled debt restructuring.

On December 5, 2024, pursuant to the terms of the Loan Note Instrument, one of the holders of the Senior Secured Convertible Notes converted all of their $8.0 million outstanding Convertible Notes at a conversion price of $7 per ordinary share. The Company recognized a gain on extinguishment of $1.3 million, equal to the book value of the debt less the fair value of the ordinary shares issued on conversion.

On December 17, 2024, the Company, Apeiron Investment Group Ltd. and Bradley Wickens, the beneficial holders of the majority of Senior Secured Convertible Notes entered into an agreement (the “Agreement”) to amend the Loan Note Instrument (the “Amendment”) and that the beneficial holders shall procure that the registered nominees holding their Convertible Notes provide the necessary consents to the Amendment. Pursuant to the Amendment, the conversion price with respect to approximately $41.9 million of outstanding Senior Secured Convertible Notes was revised to equal $2.00 per ordinary share.

Pursuant to the Agreement, Apeiron Investment Group and Bradley Wickens will also procure that the registered nominees holding $41.5 million of outstanding Convertible Notes and accrued interest of $1.9 million (on behalf of Apeiron Investment Group Ltd. and Bradley Wickens) will exercise their option to convert all such outstanding Convertible Notes, at a conversion price of $2.00 per ordinary share. On December 27, 2024, 10.8 million ordinary shares were issued to settle $20.8 million and $0.9 million of interest, respectively. On January 15, 2025 and February 13, 2025, respectively, a further 3.0 million and 8.0 million ordinary shares were issued to settle $20.8 million and $0.9 million of principle and interest. Debt conversion expense of $20.6 million was recognized within "Loss on extinguishment" in the Company's Combined Consolidated Statement of Operations in the year ended December 31, 2025.

Short term convertible debt to related party

Short term convertible debt to a related party of $0.1 million, included in the Company’s senior secured convertible note includes $0.1 million of convertible debt, $22,399 of accrued interest and a debt discount of $39,352.

Share-based payment liability

On October 7, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1.4 million in Rezolve ordinary shares to Jaymax’s former owner for completion of a 3-year non-compete period which began on the October 7, 2021. The cost of the share-based payment is considered to have vested immediately upon commencement of the non-compete period as the Company’s assumption is that it is more likely than not that the former owner will not breach the non-compete agreement. The share-based payment liability is to be settled by a fixed dollar amount of shares. At December 31, 2024 and December 31, 2025 the liability is equal its present value of $1.4 million as the term of the non-compete agreement ended on October 7, 2024. The Company has yet to settle it in ordinary shares as at December 31, 2025.

Convertible promissory notes

	December 31, 2025	December 31, 2024
Convertible promissory notes
YA notes	$—	$2,250,245
Convertible promissory notes	426,537	1,146,966
Promissory note from sponsor	—	3,031,614
Total	$426,537	$6,428,825

Yorkville Standby Equity Purchase Agreement (“SEPA”)

On February 2, 2024, the Company obtained an unsecured loan of $2.0 million from YA II PN, LTD (“Yorkville” or “YA”) with principal amount of $2.5 million. The Yorkville Note was issued at a 20% discount to the principal amount, and has a maturity date falling 6 months from the date of issue (unless extended by Yorkville) subject to acceleration upon the occurrence of an event of default.

The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18.0% upon the occurrence of an event of default. Whilst the Yorkville Note is not directly secured, Yorkville is entitled to share recoveries enforced under various debentures granted by Rezolve pursuant to an intercreditor agreement with Apeiron Investment Group Ltd.

The Yorkville Note is convertible into ordinary shares in Rezolve AI plc upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10.00 per share or (ii) a variable price based on 90% of the lowest daily volume weighted average ("VWAP") during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2.00 per share.

In connection with the Yorkville note, an additional convertible promissory note (“the Other Promissory notes”) was offered to certain other investors on the same terms as the Yorkville Note. The Other Promissory Notes have a face value of $2.9 million and were issued at a 20% discount. The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18% upon the occurrence of an event of default. The Other Promissory notes have a maturity date six months from issue.

The Other Promissory Notes are convertible into ordinary shares in Rezolve AI plc upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10.00 per share or (ii) a variable price based on 90% of the lowest daily volume weighted average share price ("VWAP") during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2.00 per share.

On September 6, 2024, Yorkville and the Company amended and restated the Yorkville Note (the “Second A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which Yorkville committed to provide the Company with prepaid advances in an aggregate original principal amount of an additional $7.5 million, which will be in three tranches, with the first tranche in an original principal amount of $2.5 million (the "First YA Note") funded upon execution of the Second A&R YA Agreement, the second tranche in an original principal amount of $2.5 million funded upon filing of the Company’s F-1 registration statement, and the third tranche in an original principal amount of $2.5 million to be funded upon the effectiveness of the F-1 registration statement. The Second A&R YA Agreement superseded the YA Agreement. The maturity date of the Yorkville Note and the Other Promissory Notes were extended to September 11th, 2025.

In connection with the Second A&R YA Agreement and upon effectiveness of the F-1 Registration Statement originally filed with U.S. Securities and Exchange Commission on September 6, 2024, and declared effective on November 27, 2024, on November 29, 2024, Rezolve issued YA a promissory note in the principal amount of $2.5 million (the “Third YA Note”, and together with the First YA Note and Second YA Note, the "YA Notes"), reflecting the third tranche of the prepaid advances. The YA Notes bear interest at an annual rate of 10.0% of the outstanding principal balance of the YA Notes and mature on September 11, 2025. Under the YA Notes, YA may elect to convert all or part of the amount outstanding under the Note into ordinary shares of Rezolve at the Conversion Price (as defined in the Note), subject to certain limitations. Rezolve has the right to redeem early a portion or all amounts outstanding under the Note upon 10 days written notice upon the occurrence of certain events.

In December 2024, the Company received the Noteholder's request to convert of all of the principal and interest outstanding under the YA Notes. In connection therewith, the Company issued an aggregate of 4.3 million Ordinary Shares (including in payment of a fee to YA) in December 2024. As of December 31, 2024, $2.7 million in principal and interest was outstanding, which was subsequently settled in 1.4 million Ordinary Shares on February 5, 2025, and no further amounts remain outstanding. A loss on extinguishment of $1.5 million was recognized in the Company's Combined Consolidated Statements of Operations for the year ended December 31, 2025.

Promissory notes

In February 2024, certain persons (including Apeiron Investment Group Ltd and certain related parties of Rezolve) entered into Subscription Agreements to subscribe for the Promissory Notes with a total principal amount of $2.9 million in consideration for an advance by each subscriber to Rezolve Limited the “Net Investment Amount”.

The Promissory Notes were issued during the course of February, 2024, pursuant to the terms of the Promissory Note Instruments.

With effect from the completion of the Pre-Closing Demerger, the rights and obligations of Rezolve Limited under the Subscription Agreements and the Promissory Note Instruments were novated to Rezolve AI plc.

Pursuant to the Promissory Note Instruments, the Promissory Notes will mature on the date falling 6 months from the date of their issue (or as extended at the option of the noteholder) unless an event of default occurs that triggers an acceleration of the repayment obligation, and bears interest of 10.0% per annum (except if an event of default has occurred and is continuing, an 18% interest rate will apply). The Promissory Notes are freely transferable in whole or in part, subject to the terms of the Promissory Notes Instrument.

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

Rezolve has the right to redeem early a portion or all amounts outstanding under the Promissory Notes pursuant to a Redemption Notice, provided that on the date of the Redemption Notice the VWAP of the ordinary shares in Rezolve AI plc is less than the Promissory Note Conversion Fixed Price. Upon such early redemption of a Promissory Note, and in addition to the principal and interest outstanding, a redemption premium of 10.0% of the principal amount being redeemed is payable to the noteholder. Upon receipt of a Redemption Notice, the noteholder shall have 10 trading days to elect to convert all or any portion of the Promissory Note.

Following the public listing of the ordinary shares in Rezolve AI plc, if a “Promissory Note Trigger Event” occurs (being where (i) the daily VWAP is less than the Floor Price for five (5) trading days during a period of seven (7) consecutive trading days (the “Promissory Note Floor Price Trigger”), or (ii) Rezolve AI plc has issued in excess of 99% of the ordinary shares available under the Exchange Cap unless Rezolve AI plc shareholders have approved such issuances, or if Rezolve AI plc is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635) (the “Promissory Note Exchange Cap Trigger”), then Rezolve AI plc shall make monthly payments equal to 25% of the original principal of such Promissory Note per month (or, if lesser, the then outstanding principal of the Promissory Note) plus a payment premium of 10.0% of the principal amount being paid, plus any accrued and unpaid interest as of each payment date, with such monthly payment obligation to cease if any time after the date of a Promissory Note Trigger Event, (i) in the event of a Promissory Note Floor Price Trigger, the daily VWAP is greater than 110% of the Floor Price for any 5 of 7 consecutive trading days, or the date Rezolve AI plc reduces the Floor Price (in accordance with its rights to do so under the Promissory Note Instruments), or (ii) in the event of an Exchange Cap Trigger, the date Rezolve AI plc has obtained stockholder approval to increase the number of ordinary shares under the Exchange Cap (or if the Exchange Cap no longer applies), unless a subsequent Promissory Note Trigger Event occurs.

On December 30, 2024, the Company repaid $1.5 million of principal and interest to noteholders and related persons. As at December 31, 2024, certain noteholders and related parties have agreed to convert an aggregate of $1.2 million of principal and interest into 0.4 million Ordinary Shares. The outstanding balance at June 30, 2025 is $.05 million (net of debt discount), which the Company intends to settle by conversion into Ordinary Shares.

Cohen & Company Financial Management LLC

On August 14, 2024 Rezolve AI issued a promissory note to pay to Cohen & Company Financial Management LLC (“Cohen”) as an agent for Armada, in the principal sum of $3.1 million (the “Original Amount”), with the Original Amount, the accrued interest thereon and other amounts due and payable (unless prepaid earlier or converted into shares of common stock) on August 14, 2027 (the “Maturity Date’). The note bears interest at 4.95% per annum. Starting from January 31, 2025, upon Cohen’s request, Rezolve AI shall pay Cohen the principal amount plus all of the accrued interest in increments of 1/18 of the outstanding principal amount (the “Amortization Payment”) on a date determined by Cohen (a “Payment Date”) until the Original Amount has been paid in full prior to or on the Maturity Date or, if earlier, upon acceleration, of prepayment of the note in accordance with the terms of the note. At the option of the Company, the Amortization Payments shall be made in cash or in shares of common stock of Rezolve AI, based on the price described in the promissory note. From and after January 15, 2025, Cohen shall have the right, at Cohen’s sole option, on any business day, to convert at the conversion price described in the note all or any portion of the outstanding principal amount of the note up to an amount described in the note. The promissory note was settled on February 10, 2025 by issuing 1.3 million ordinary shares, and no further amounts remain outstanding. A loss on extinguishment of $1.1 million was recognized in the Company's Combined Consolidated Statement of Operations in the year ended December 31, 2025.

Advisors loans

	December 31, 2025	December 31, 2024
Advisors loans
Northland Securities	$—	$5,491,806
J.V.B Financial Group	—	7,320,560
Total	$—	$12,812,366

The Company issued the following promissory notes to financial advisors for fees payable contingent on the close of the Business Combination with Armada:

Northland Securities

On July 30, 2024 the Company issued a promissory note to Northland Securities, Inc. (“Northland”) for an amount of $5.1 million and agreed to pay interest on the principal amount outstanding from time to time from July 30, 2024 until the note is fully paid, at the rate of 10.0% per annum, compounded annually. The timing and repayment amounts under the note will depend on the amounts of financing raised by the Company and its direct and indirect parent companies after completion of the Business Combination. If more than (a) $25.0 million in proceeds is raised while the note is outstanding, 50% of the outstanding principal and all accrued and unpaid interest on the note shall become immediately due and payable and (b) if more than $50.0 million in gross proceeds is raised, all of the outstanding principal and all accrued and unpaid interest shall become immediately due and payable. In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20.0 million in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all but $1.1 million into shares of the Company’s common stock at a price of $10.00 per share. In the event the Company and its direct and indirect parent companies after completion of the Business Combination have $20.0 million or more in cash, cash equivalents and marketable securities as of any time on or prior to December 31, 2025, Northland may, at its option on or prior to June 30, 2026, sell any or all of the shares of the Company’s common stock received pursuant to the prior sentence to the Company at a price of $10.00 per share. As of December 31, 2025, the fair value of this put option is $2.9 million as determined by a third party valuation specialist and is recognized within "Derivative liabilities" on the Company's Combined Consolidated Balance Sheets. The note was entered into in full satisfaction of the cash payments otherwise due to Northland by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve AI plc. The Company settled the promissory note with Northland on January 30, 2025 by issuing 0.4 million ordinary shares and paying $3.5 million in cash. A gain of $1.0 million was recognized within "Loss on extinguishment" in the Company's Combined Consolidated combined Statement of Operations in the year ended December 31, 2025. No further amounts remain outstanding.

J.V.B. Financial Group

On August 14, 2024 the Company issued a promissory note to J.V.B. Financial Group, LLC (“JVB”) ) for an amount of $7.5 million and agreed to pay interest on the principal amount outstanding from time to time from August 14, 2024 until the note is fully paid, at the rate of 4.95% per annum. The note is to be repaid in installments of $0.6 million (“Amortization Payment”) beginning on January 31, 2025, and on each month end thereafter until December 31, 2025. The Company may, in its sole discretion, elect to pay all or any portion of the Amortization Payment or any interest due and payable on the maturity date in ordinary shares of Rezolve AI, with the number of such shares determined by dividing the Amortization Payment by a price per ordinary share equal to 95% of the arithmetic average of the daily volume weighted average share price ("VWP") for the 5 days ending on the day immediately preceding the due date of the Amortization Payment. The note was entered into in full satisfaction of the cash payments otherwise due to JVB by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve AI plc. On February 26, 2025, the Company issued 0.8 million ordinary shares to settle $2.0 million of principle outstanding to the JVB promissory note.

Other

In connection with the closing of the GroupBy acquisition, the Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12.3 million in order to settle debt owed by Groupby to WAB. In consideration for the allotment of these Ordinary Shares, WAB irrevocably and unconditionally released and discharged the Company from the obligations owed by the Company to WAB.

The Company issued 5.9 million Ordinary shares to WAB to settle the debt. The debt was settled in June 2025 upon issuance of 5.9 million Ordinary shares at $2.10 per share, and a loss on extinguishment of $4.4 million was recognized in the Company's Combined Consolidated Statement of Operations.

In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12.3 million from the subsequent sale of the 5.9 million Ordinary shares. The receivable (financial asset) due from WAB involve returns that may vary in amount, such that the ultimate payout will depend on the price per Ordinary Share on the day that WAB sells all or part of the 5.9 million Ordinary Shares. The Company elected to recognize this hybrid financial instrument at fair value with changes in fair value recognized currently in earnings, therefore no bifurcation of any embedded derivatives were required. During the year ended December 31, 2025, the Company recognized gain on revaluation of the financial asset of $5.6 million in the Combined Consolidated Statement of Operations. The receivable was settled in full by December 31, 2025.

Fair value measurement

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

Fair value measurement at reporting date:

Description	Level 1	Level 2	Level 3
December 31, 2025
Fair value on recurring basis
(1) Share-based payment liability	$1,400,000	$—	$—
(2) Derivative liability	$—	$2,881,469	$—
(3) Crypto intangible assets	$102,801	$—	$—
(4) Contingent consideration	$—	$—	$51,050,570
Fair value on non-recurring basis
(5) Other digital assets	$—	$16,373,705	$—
December 31, 2024
Fair value on recurring basis
(1) Share-based payment liability	$1,400,000	$—	$—
(2) Derivative liability	$—	$2,579,875	$—
(2) Derivative asset	$—	$2,587,581	$—

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
(3)
Crypto assets received in exchange for goods or services are initially measured at their fair value on the contract inception date. Crypto assets purchased for cash are initially recorded at cost, which includes the purchase price and any directly attributable transaction costs or fees. Subsequent to initial recognition, the Company measures all in-scope crypto assets at fair value at each reporting period, with changes in fair value recognized in earnings in the period in which they occur.
(4)
Contingent consideration relates to recent acquisitions and is based on the post-acquisition performance of the acquired businesses. The consideration is reassessed at each reporting period. Contingent consideration is a Level 3 financial liability under topic ASC 820. Future anticipated payments in respect of contingent consideration are initially recorded at fair value, which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the businesses acquired. The fair value is estimated based on internal financial projections in relation to the acquisition. The valuation incorporates unobservable inputs, including forecasted performance of the acquired businesses, the probability of achieving targets, and the discount rate.

(5)
The fair value of SQD tokens is determined using a market approach based on the traded price observed on the transaction date. There is no pricing information available from a National Price Desk for SQD tokens that would otherwise represent a quoted price in an active market and qualify as a Level 1 input in the fair value hierarchy. Accordingly, the Company estimates fair value using pricing information obtained from market aggregators that compile trading data from active exchanges. The prices obtained from these market aggregators represent observable market data but are not directly quoted prices for identical assets in an active market. As a result, the Company classifies the inputs used in determining the fair value of SQD tokens as Level 2 inputs within the fair value hierarchy. These prices reflect active market transactions for SQD tokens at or near the measurement date.

The derivative asset at December 31, 2024 pertained to an option held by the Company to convert a promissory note payable to Northland Securities. In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20.0 million in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all of the advisor's loan payable but $1.1 million into shares of the Company’s common stock at a price of $10.00 per share.

The derivative liabilities were triggered by conversion features embedded in promissory notes held by investors Cohen & Company Financial Management LLC, J.V.B. Financial Group and Northlands Securities. On August 15, 2024, the Company recognized derivative liabilities and an offsetting debt discount associated with the embedded conversion features in its senior secured convertible notes (see note 8), convertible promissory notes and advisors loans. The Company previously did not bifurcate the embedded conversion features as derivatives due to the lack of an underlying share price prior to the Company's acquisition of Armada and listing of its Ordinary Shares on the NASDAQ.

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company’s cash in deposited in accounts at large financial institutions. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash are held.

Accounts receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the periods presented.

At December 31, 2025 and 2024, the following customers represent more than 10% of total accounts receivable.

	December 31, 2025	December 31, 2024
Servicios Liverpool, S.A. de C.V.	17%	—%
La Liga	Less than 10%	100%

Balance Sheet Information

The following table sets forth our unrestricted cash and cash equivalents on our balance sheet and undrawn amounts under our revolving credit facility as of December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
Unrestricted cash and cash equivalents	$111,112,251	$10,441
Available liquidity	$111,112,251	$10,441

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2025	2024
Net cash used in operating activities	$(63,147,255)	$(22,382,670)
Net cash used in investing activities	(24,708,239)	(3,532,110)
Net cash provided by financing activities	188,814,700	35,449,213
Effect of exchange rate changes on cash and cash equivalents	423,499	38,527
Net (decrease) increase in cash and cash equivalents	$101,382,705	$9,572,960

Operating Activities

Net cash used in operating activities was $63.1 million for the year ended December 31, 2025. This was primarily attributable to a net loss of $101.4 million, partially offset by adjustments for non-cash items such as share-based compensation expenses, interest expense, net gains on derivatives and net losses on extinguishments of debt. In addition, non-cash impacts related to the acquisition of Subsquid affected operating cash flows, including the gain on bargain purchase and the impairment loss recognized on the SQD utility tokens.

Net cash used in operating activities was $22.4 million for the year ended December 31, 2024, which resulted primarily from a net loss of $173.5 million from operating activities, adjusted for non-cash items such as share-based compensation expenses, advisor loans, interest expense, net gains on derivatives and net losses on extinguishments of debt.

Investing Activities

Net cash used in investing activities was $24.7 million for the year ended December 31, 2025, which resulted primarily cash payments for acquisitions, cash acquired in acquisitions, cash paid for other digital assets and from costs incurred to continue the development of our Rezolve platform and related technology.

Net cash used in investing activities was $3.5 million for the year ended December 31, 2024, which resulted primarily from costs incurred to continue the development of our Rezolve platform and related technology.

Financing Activities

Net cash provided by financing activities of $188.8 million for the year ended December 31, 2025 was primarily due to proceeds from convertible promissory notes, proceeds from the issuance ordinary shares and proceeds from long-term debt partially offset by repayments of debt obligations.

Net cash provided by financing activities of $35.4 million for the year ended December 31, 2024 was primarily due to proceeds from convertible promissory notes, proceeds from the issuance ordinary shares and proceeds from short-term debt from related parties partially offset by repayments of debt obligations to related parties and repayments of promissory notes.

Commitments

Microsoft, Google and Amazon Web Services

The Company’s commitments to purchase eligible services and offerings from Microsoft, Google and Amazon Web Services is summarized in the table below:

Future commitment amount in USD millions
Microsoft	$150
Google	36
Amazon Web Services	43
Total Commitment	$229

On October 3, 2024, the Company announced that it entered into a commercial agreement with Microsoft Corporation. Through this collaboration, Rezolve’s Brain Suite, including Brain Commerce, Brain Checkout, and Brain Assistant, will be powered by Microsoft Azure and available globally via Microsoft’s Azure Marketplace and co-sell channels. The Company is committed to spend $150.0 million under this agreement to purchase eligible services and offerings from Microsoft over the next 5 years.

On November 20, 2024, the Company announced that it entered into a commercial agreement with Google Cloud EMEA Ltd (“Google”). Through this collaboration, Google will resell Rezolve AI’s Brain Suite. The Company is committed to spend $10.0 million to purchase eligible services and offerings from Google over the next 3 years. On March 25, 2025, in connection with the GroupBy acquisition (see Note 4), the Company assumed a commitment to spend $26.0 million to purchase eligible services and offerings from Google over the next 5 years.

On December 1, 2025, in connection with the Crownpeak acquisition, the Company assumed a commitment to spend $43.0 million with Amazon Web Services to purchase eligible services and offerings from Amazon Web Services over the next 5 years.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

C.
Research and development, patents and licenses, etc.

Please refer to “Item 4. Information on the Company-B. Business Overview” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D.
Trend information.

Please refer to “Item 4.B—Business Overview—Industry Overview and Trends.”

E.
Critical Accounting Policies and Estimates.

The Rezolve AI plc and Subsidiaries Combined Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing the Rezolve AI plc and Subsidiaries Combined Consolidated Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in the Rezolve AI plc and Subsidiaries Consolidated Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates.

Our significant accounting policies are described in Note 2, “Basis of presentation and summary of significant accounting policies” in the notes to the Rezolve AI plc and Subsidiaries Combined Consolidated Financial Statements included elsewhere in this Report on Form 20-F.

Critical accounting estimates are those estimates that involve a significant level of estimation uncertainty and could have a material impact on our financial condition or results of operations. We have critical accounting estimates in the areas of the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, capitalized software and share-based compensation. We believe that these accounting policies, as described below involve a greater degree of judgment and complexity. Accordingly, these are the policies we think are the most critical to aid in fully understanding and evaluating our financial condition and results of operations

Revenue recognition

Under ASC 606, we determine revenue recognition through the following steps:

•
Identifying the contract, or contracts, with the customer: A contract with a customer exists when (1) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (2) the contract has commercial substance and (3) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration;
•
Identifying the performance obligations in the contract: Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company applies judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation;
•
Determining the transaction price: The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer, net of sales taxes or value-added taxes.
•
Allocating the transaction price to performance obligations in the contract: Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). When appropriate, the Company determines SSP based on data points that include the price at which the performance obligation has previously been sold through past transactions on a stand-alone basis, internally approved pricing guidelines and other relevant data points. If there is no observable SSP, it is estimated using judgement and considering all reasonably available information including but not limited to pricing practices, competitor pricing strategies and other observable inputs. When the SSP of a license or subscription and bundled maintenance and support services is highly variable and the contract also includes additional performance obligations with observable SSP, the Company first allocates the transaction price to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price to the license or subscription and bundled maintenance and support services. If applying the residual approach results in zero or very little consideration being allocated to the performance obligation, the Company considers all reasonably available data to determine an appropriate allocation of the transaction price. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation;
•
Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services, see below for more information.

For revenue generated from contracts with customers involving another party, the Company evaluates whether it is acting as the principal or the agent in the transaction. This determination requires significant judgment and impacts the amount and timing of revenue recognized. The Company determines whether it is a principal or an agent, which is dependent on whether the Company has control of the specified goods or services before they are transferred to the customer, whether the Company is primarily responsible for fulfillment, whether the Company has inventory risk and whether the Company has latitude in establishing price. Revenues are recognized on a gross basis if the Company is acting in the capacity of a principal and on a net basis if it’s acting in the capacity of an agent.

The Company generates revenues primarily from two sources: (i) subscription-based SaaS offerings under our Brain Commerce platform, and (ii) professional services delivered on a cost-plus basis. These revenues are recognized in line with the nature of the services provided, as described below.

Revenue generated from cloud-based software solutions, include the SaaS (software as a service) products such as the following:

•
search experience tools that allow vendors to identify shopper intent and context, and provide high quality-search results to consumers searching for products on eCommerce channels, including configuration and ongoing technical support services.
•
geofencing software that allows vendors to track a customer's location when placing online orders for in-person pickup, including configuration and ongoing technical support services.

These cloud-based software solutions are sold to customers through hosting arrangements, whereby we run the software applications on our own platforms. Access to these platforms are provided to customers on either a consumption or subscription basis and generally have contract terms longer than a year. Revenues related to cloud-based software solutions provided on a consumption basis are recognized when the customer utilizes the cloud-based software solutions, based on the quantity consumed. Revenues related to cloud-based software solutions provided on a subscription basis are recognized ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions. Usage-based fees earned in exchange for the use of the Company’s software licenses and subscription services in excess of committed usage are recognized in the period when usage occurs.

The Company may receive upfront, non-refundable consideration at which time the performance obligation has not yet been satisfied and will only be satisfied over time (over the duration of the contract term). This upfront, non-refundable consideration (deferred revenue) is recognized as revenue over time as the performance obligation is satisfied.

Revenue related to configuration and ongoing technical support services are recognized ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenues from the sale of professional services include information technology ("IT") and information technology enabled ("ITE") services. The Company provides professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. The Company is primarily responsible for the fulfillment and acceptability of the professional services and has control over how to provide the requested services. As a result, the Company is the principal, and professional services revenue is recognized on a gross basis ratably over the contract term as the customer receives and consumes the benefits of these services.

The Company also continues earns revenue from commission from sales of football tickets for La Liga in Spain through its platform technology. La Liga pays a commission for each football ticket sold through our platform technology. Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when a football ticket is sold on our platform technology.

Valuation of assets and liabilities

Accounting for business combinations requires significant judgments when allocating the purchase price to the estimated fair values of assets acquired and liabilities assumed at the acquisition date. Determination of fair value involves estimates and assumptions which can be complex. The valuation of certain assets and liabilities requires significant judgment and assumptions such as estimation of future cash flows, discount rates, market data of comparable assets and companies, useful lives among others. While management’s estimates of fair value are based on assumptions that are believed to be reasonable, these assumptions are inherently uncertain as they pertain to forward-looking views of our business and market conditions. The judgments made in this valuation process could materially impact our consolidated financial statements.

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

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 3, "Recently issued and adopted accounting pronouncements" to the Rezolve AI plc and Subsidiaries Consolidated Financial Statements included elsewhere in this Report.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have limited interest rate risk. The convertible debt and the convertible promissory notes are non-interest bearing and the accrued interest converts into ordinary shares upon maturity. The short-term Monroe debt has a variable interest rate linked to SOFR (refer to Liquidity and Capital Resources section above).

Foreign currency risk

During the year ended December 31, 2025, the Company’s revenue was denominated in US Dollar, the Euro (“EUR”), Great British Pounds (“GBP”), Australian Dollars (“AUD”), Swiss Franc (“CHF”), Polish Zloty (“PLN”), Singapore Dollar (“SGD”) and Indian Rupees (“INR”). Based upon the Company’s level of operations for the year ended December 31, 2025 , a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended December 31, 2025 by the following:

•
GBP against the US dollar by $1,913,635
•
EUR against the US dollar by $323,875
•
AUD against the US dollar $124,220
•
CHF against the US dollar $18,403
•
PLN against the US dollar by $79,173
•
SGD against the US dollar by $87,907
•
INR against the US dollar by $148,128

During the year ended December 31, 2024, the Company's revenue was denominated in EUR and AUD. Based on the Company's level of operations for the year ended December 31, 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended December 31, 2024 by the following:

•
EUR against the US dollar by $18,779
•
AUD against the US dollar by $182,578

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

Item 6. Directors, Senior Management and Employees

A.
Directors and senior management.

The following sets forth the names, business addresses and functions of the Company’s directors and senior management as of the date of this report. The Company’s Articles of Association provide that the Company Board of Directors (the “Company Board”) has three classes of directors with the directors of each class serving staggered three-year terms. Class II directors shall serve a term expiring at Company’s 2026 annual meeting of shareholders and Class III directors shall serve a term expiring at Company’s 2027 annual meeting of shareholders. The Company currently has no Class I directors.

Name	Age	Position
Directors
Daniel Wagner	62	Class III Director
Anthony Sharp	63	Non-Executive Director - Class II Director
Sir David Wright	81	Non-Executive Director - Class II Director
Stephen Perry	65	Non-Executive Director - Class II Director
Derek Smith	80	Non-Executive Director - Class II Director

Executive Officers
Daniel Wagner	62	Chief Executive Officer and Director
Arthur Yao	51	Chief Operating and Financial Officer
Sauvik Banerjjee	49	Global President and Chief Digital Officer
Crispin Lowery	54	Chief Revenue Officer

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

Non-Executive Directors

Dr. Stephen Perry.

Dr. Perry served on the board of directors of Rezolve as a non-executive director from October 2016 to April 2019 and rejoined in January 2022. Dr. Perry also serves as a Senior Advisor for Fintech and Payments. Prior to joining Rezolve, he worked at Visa for 25 years, first, as Head of Strategy, then as Chief Financial Officer for three years, then as Chief Commercial Officer for 15 years and finally as Chief Digital Officer until December 2015. He also served as an advisor for B-Secur from 2016 to 2018, an advisory board member of Syntel from 2016 to 2017, a non-executive director of MYPINPAD from 2016 to 2018, an advisor for Splitit from 2016 to 2019, an advisor for Good Causes from 2017 to 2019, a strategic advisor for A2P from 2017 to 2019, a non-executive chairman for V9 Group from 2016 to 2020, a non-executive director for Bink from 2016 to 2021, an advisor for 1818 Venture Capital from 2019 to 2021. He also serves as the non-executive chair of Willo and myNexus. He holds a degree in Economics from Wolverhampton Polytechnic, a Masters in Economics from the University of London and a PhD from Keele University. He was awarded the honour of Order of Merit (Cavalieri) in Italy in 2005. He also serves as a non-executive director at CREATIVE UK since February 2025 and as a non-executive Chair at CREATIVE UK INVESTMENT COMPANY since May 2024. Rezolve believes Dr. Perry is qualified to serve on the board because of his experience as a director of technology companies and his experience with investments in technology companies.

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

Executive Officers

Arthur Yao.

Mr. Yao has served as Chief Operating and Financial Officer of Rezolve since October 2025. In this role, he is responsible for the Company’s financial management and operational functions. Prior to his current position, Mr. Yao served as Deputy Chief Executive Officer of the Company, where he focused on strategic initiatives and international expansion. Before that, he served as Chief Executive Officer, Rezolve China. Prior to joining Rezolve AI plc in February 2017, Mr. Yao held senior leadership positions at Genpact, including Head of Asia Technology Services, where he was responsible for overseeing regional operations and technology services delivery. Mr. Yao has more than 25 years of experience in technology, operations and business management.

Crispin Lowery.

Mr. Lowery has served as Chief Revenue Officer of Rezolve since October 2025. Prior to serving as Chief Revenue Officer, Mr. Lowery was the Executive Vice President, Growth of Rezolve. Mr. Lowery previously led Microsoft's Retail and Consumer Goods (EMEA) business and has held leadership roles at Google, Apple, Tesco, O2, Clarks and Nike. Mr. Lowery brings two decades of experience across enterprise technology and retail operations.

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

B.
Compensation.

Rezolve Executive Officer and Director Compensation

The aggregate cash compensation paid by Rezolve and its subsidiaries to its executive officers and directors for the year ended December 31, 2025 was $1,943,650.

Executive Officer and Director Compensation

Rezolve’s policies with respect to the compensation of its executive officers will be administered by its board of directors in consultation with the compensation committee. The compensation decisions regarding Rezolve’s executives will be based on the need to attract individuals with the skills necessary for the company to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the company’s expectations. To that end, following completion of the Business Combination, Rezolve has established an executive compensation program that is competitive with other similarly-situated companies in its industry. This compensation program includes a base salary, cash annual bonus and long-term equity compensation awards that are, in each case, consistent with market practices and designed to incentivize, motivate and retain key employees.

Service Agreement with Daniel Wagner

Daniel Wagner is currently engaged as Rezolve’s Chief Executive Officer under a service agreement entered into on April 1, 2016. He is entitled to a base salary of £600,000 per annum. In addition to his base salary, he is entitled to participate in a bonus scheme pursuant to the terms set forth in his agreement, which may be paid from time to time at the discretion of the compensation committee.

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

Non-executive Director Letters of Appointment (Anthony Sharp, Sir David Wright, Derek Smith, Stephen Perry)

Terms of non-executive director appointment letters (Anthony Sharp, Sir David Wright, Derek Smith, and Stephen Perry)

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

C.
Board practices.

Independence of Directors

As a result of the Ordinary Shares and Rezolve Warrants being listed on Nasdaq, we adhere to the rules of Nasdaq in determining whether a director is independent. Our board of directors has consulted, and will consult, with its counsel to ensure that our board of directors’ determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors. Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of Rezolve's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of our directors, except for Daniel Wagner, is independent.

Rezolve Board of Directors Composition

Our board of directors is comprised of five directors (provided that Daniel Wagner has the right to appoint an additional director to the Board from time to time), four of whom qualify as independent directors as defined in the Nasdaq listing requirements. Daniel Wagner serves as the Chairman of the board of directors and Anthony Sharp serves as deputy Chairman.

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

Our board is divided into three classes serving staggered three year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors. As of the date of this Annual Report on Form 20-F, there is currently no Class I director. Messrs. Anthony Sharp, Sir David Wright, Stephen Perry and Derek Smith, are Class II directors and will serve until our annual meeting in 2026. Mr. Dan Wagner is a Class III directors and will serve until our annual meeting in 2027.

Our board of directors has determined that Anthony Sharp, Sir David Wright, Stephen Perry and Derek Smith satisfy the general independence requirements under SEC and Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing requirements of Nasdaq.

Role of Rezolve Board of Directors in Risk Oversight

One of the key functions of our board of directors is to provide informed oversight of our risk management process. Our board of directors does not have a standing risk management committee but our board of directors oversees risk management, and the various standing committees of the board of directors address the risks inherent in their respective areas of oversight. In particular, the board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee also assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Rezolve Board of Directors

Following the Closing, the board of directors established three standing committees: (i) an audit committee (the "Audit Committee"), (ii) a compensation committee (the "Compensation Committee"), and (iii) a nominating and corporate governance committee (the "Nominating and Corporate Governance Committee"). In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

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
reviewing related person transactions.

Our Audit Committee consists of Anthony Sharp, Derek Smith and Stephen Perry, with Anthony Sharp serving as the chair of the committee. Each of the directors who serves on the Audit Committee qualifies as an independent director according to the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the Audit Committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the Audit Committee members will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. Our board of directors has adopted a written terms of reference for the Audit Committee, which is available on our website.

Compensation Committee

Our Compensation Committee is responsible for, among other things:

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

Our Compensation Committee consists of Anthony Sharp and Steve Perry, with Steve Perry serving as the chair of the committee. Our board of directors has adopted a written terms of reference for the Compensation Committee, which is available on our website.

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

Limitation on Liability and Indemnification of Officers and Directors

English law limits in certain respects the extent to which a company’s Articles of Association may provide for indemnification of officers and directors. Accordingly a provision will be void if it provides an indemnity against (i) any liability of the director to pay a fine imposed in criminal proceedings, or a sum payable to a regulatory authority as a penalty for non-compliance with a regulatory requirement or (ii) liability incurred by the director in defending criminal proceedings in which he is convicted, in defending civil proceedings brought by the company in which judgment is given against him or in connection with an application for relief in which the court refuses to grant him relief. Our Articles of Association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, we have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under English law, subject to certain exceptions contained in those agreements. We have also purchased a policy of directors’ and officers’ liability insurance effective upon completion of the Business Combination that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit Rezolve and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

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

D.
Employees.

As of December 31, 2025, we had 573 employees and 230 contractors. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement. We consider our relationship with our employees to be excellent.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of March 30, 2026 by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding Ordinary Shares;
•
each of our directors;
•
each of our executive officers; and
•
all of our directors and executive officers as a group.

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

The percentage of Ordinary Shares beneficially owned is computed on the basis of 336,327,587 Ordinary Shares outstanding.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial Owners(1)
Directors and Executive Officers	Number of Shares		%
Daniel Wagner	51,920,666	(2)	15.44%
Anthony Sharp	2,087,643	(3)	*
Sir David Wright	545,343	(4)	*
Stephen Perry	1,420,156	(5)	*
Derek Smith	659,729	(6)	*
Arthur Yao	2,501,716	(7)	*
Sauvik Banerjee	724,748	(8)	*
Crispin Lowery	500,000	(9)	*
All directors and executive officers as a group	60,360,001		17.95%
Five Percent Holders
Adam Wagner	48,128,411	(10)	14.31%
DBLP Sea Cow Limited(11)	47,222,161	(11)	14.04%
Igor Lychagov	35,843,258		10.66%
Brad Wickens	25,764,806	(12)	7.66%
Apeiron Investment Group Limited	25,097,545	(13)	7.46%
Brooks Newmark	17,395,676	(14)	5.17%

* Less than one percent.

(1)
Unless otherwise indicated, the business address of each of the following owners is 21 Sackville Street, London, W1S 3DN, United Kingdom.
(2)
Consists of (i) 4,698,505 Ordinary Shares directly held by Daniel Wagner and (ii) 47,222,161 Ordinary Shares directly held by DBLP Sea Cow Limited (“DBLP”), which includes 250,000 Ordinary Shares underlying warrants exercisable by DBLP. Excludes 3,592,193 Ordinary Shares subject to a call option currently exercisable by Bradley Wickens. DBLP is wholly legally owned by Mr. Daniel Wagner and Mr. Daniel Wagner is a director of DBLP and therefore Mr. Daniel Wagner may be deemed to share voting and investment power over the shares held by DBLP.
(3)
Consists of (i) 2,071,793 Ordinary Shares and (ii) 15,850 Ordinary Shares underlying the Private Warrants held by Mr. Sharp.
(4)
Consists of (i) 245,343 Ordinary Shares and (ii) 300,000 Ordinary Shares issuable upon the exercise of options held by options held by Mr. Wright.
(5)
Consists of (i) 778,926 Ordinary Shares directly held by Mr. Perry; (ii) 128,530 Ordinary Shares directly held by Mr. Perry’s spouse; (iii) 500,000 Ordinary Shares issuable upon the exercise of options held by Mr. Perry; and (iv) 12,700 Ordinary Shares underlying warrants exercisable by Mr. Perry.
(6)
Consists of (i) 33,334 Ordinary Shares directly held by Mr. Smith and (ii) 626,395 Ordinary Shares issuable upon the exercise of options held by Mr. Smith.
(7)
Consists of (i) 2,000,000 Ordinary Shares directly held by Mr. Yao and (ii) 501,716 Ordinary Shares issuable upon the exercise of options held by Mr. Yao.
(8)
Consists of 724,748 Ordinary Shares issuable upon the exercise of options held by Mr. Banerjee.
(9)
Consists of 500,000 Ordinary Shares issuable upon the exercise of options held by Mr. Lowery.
(10)
Consists of (i) 906,250 Ordinary Shares directly held by Adam Wagner and (ii) 47,222,161 Ordinary Shares directly held by DBLP, which includes 250,000 Ordinary Shares underlying warrants exercisable by DBLP. Excludes 3,592,193 Ordinary Shares subject to a call option currently exercisable by Bradley Wickens. Mr. Adam Wagner is a director of DBLP and therefore Mr. Wagner may be deemed to share voting and investment power over the shares held by DBLP.
(11)
DBLP is wholly legally owned by Daniel Wagner. Both Daniel Wagner and Adam Wagner are directors of DBLP. Consists of (i) 46,972,161 Ordinary shares directly held by DBLP and (ii) 250,000 Ordinary Shares underlying warrants exercisable by DBLP. Excludes 3,592,193 Ordinary Shares subject to a call option currently exercisable by Brad Wickens.
(12)
Consists of (i) 9,638,692 Ordinary Shares; (ii) 1,140,865 Ordinary Shares received from Apeiron; (iii) 3,592,193 Ordinary Shares currently held by DBLP but subject to a call option currently exercisable by Mr. Wickens; (iv) 156,250 Ordinary Shares issued upon conversion of the Promissory Note held by Mr. Wickens; (v) 333,333 Ordinary Shares issued upon the conversion of the Advance Subscription made by Mr. Wickens, (vi) 62,500 Ordinary Shares underlying the Private Warrants held by Mr. Wickens; and (vii) 10,840,973 Ordinary Shares issued upon conversion of the Convertible Note held by Mr. Wickens.
(13)
Consists of (i) 10,712,645 Ordinary Shares, (ii) 182,886 Ordinary Shares with respect to Ordinary Shares issuable upon potential conversion of the Promissory Note held by Apeiron Investment Group Limited (“Apeiron”), (iii) 333,333 Ordinary Shares with respect to the potential conversion of the Advance Subscription made by Apeiron, (iv) 62,500 Ordinary Shares underlying the Private Warrants held by Apeiron; and (v) 13,806,181 Ordinary Shares with respect to Ordinary Shares issued upon conversion of the Convertible Note held by Apeiron. Christian Angermayer is the majority shareholder of Apeiron and may be deemed to share beneficial ownership of the securities beneficially owned by Apeiron.
(14)
Based solely on the Schedule 13G (Amendment No. 1) filed on June 3, 2025 by Brooks Newmark.
A.
Related party transactions.

The following is a description of certain related party transactions we have entered into since December 31, 2023 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements.

Investor Rights Agreement

At the Closing, the Company entered into that certain Investor Rights Agreement with certain directors and officers and certain other parties identified therein (such persons, the “Holders”) (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, the Holders are entitled to certain piggyback registration rights and customary demand registration rights. The Investor Rights Agreement provides that the Company will use its commercially reasonable efforts to maintain the effectiveness of a shelf registration statement registering the shares held by the Holders for resale.

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

Bluedot Acquisition

On February 4, 2025, the Company entered into the Bluedot Purchase Agreement, by and between the Company and DBLP , pursuant to which the Company agreed to purchase, and DBLP agreed to sell, the entire issued and to be issued share capital of Bluedot.

On February 20, 2025, Rezolve closed the Bluedot Acquisition. As consideration for the Bluedot Acquisition, Rezolve issued 819,737 Ordinary Shares of the Company in a private placement to DBLP.

DBLP is a related party and is wholly legally owned by Daniel Wagner. Daniel Wagner is also a director of DBLP.

Relationship with Daniel Wagner

We have debt outstanding to DBLP, which is wholly legally owned by Daniel Wagner, in the amount $44,891. The loans provided by DBLP were to provide liquidity to Rezolve. There are no formal loan documents in place and the loan is non-interest bearing and remains callable at any time. We expect the loan to be called and repaid in 2026.

Rezolve and DBLP entered into a rolling annual consultancy agreement dated November 1, 2016. Pursuant to the terms of the agreement, DBLP is to be paid between $20,000 and $50,000 for each month of the term of the agreement. The agreement does not have a fixed term and has a rolling minimum 12 calendar month period and shall continue for as long as Rezolve requires services from DBLP.

B.
Interests of experts and counsel.

None.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

B.
Significant Changes

A discussion of significant changes in our business can be found under “Item 5—Recent Developments.”

Item 9. The Offer and Listing.

1.
Offer and listing details .

The Ordinary Shares and Public Warrants are listed on Nasdaq under the symbol “RZLV” and “RZLV.W”, respectively.

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

B.
Memorandum and Articles of Association.

The information required to be disclosed under this item is incorporated by reference to Exhibit 3.2 filed herein

C.
Material contracts.

Reward Acquisition

On February 10, 2026, the Company completed the acquisition (the “Reward Acquisition”) of all of the issued share capital of Reward Loyalty UK Limited (“Reward”) pursuant to a sale and purchase agreement (the “Reward Purchase Agreement”) with the shareholders listed on Schedule 1 thereto and Peter West.

Reward develops and operates customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners.

Reward had issued share capital of £1,870,723.53 divided into 1,564,179 ordinary shares of £1.00 each, 287,968 A ordinary shares of £1.00 each, 276,700 B ordinary shares of £0.01 each, 200,800 C ordinary shares of £0.01 each and 1,380,153 D ordinary shares of £0.01 each (together the "Sale Shares"). The Reward Purchase Agreement contained customary representations, warranties, covenants deliverables for closing, which occurred on February 10, 2026.

The initial purchase price for the Reward Acquisition was approximately $239.6 million in cash (the “Reward Purchase Price”) as provided below and subject to certain adjustments as described in further detail in the Reward Purchase Agreement.

Daniel Wagner, the Chief Executive Officer and a Director of Resolve, previously served as a director of Reward. Prior to the execution of the Reward Purchase Agreement, Mr. Wagner resigned from the board of Reward and did not participate in Reward's evaluation, negotiation or approval of the Reward Acquisition. Mr. Wagner did not hold any shares of Reward at the time the Reward Purchase Agreement was executed or at the closing of the Reward Acquisition. Accordingly, the Reward Acquisition did not constitute a related party transaction under applicable securities laws or the Company's governance policies.

Crownpeak Purchase Agreement

On December 1, 2025, the Company completed the acquisition (the “Crownpeak Acquisition”) of the issued share capital of Crownpeak Intermediate Holdings, Inc.,(“Crownpeak”), pursuant to a sale and purchase agreement (the “Crownpeak Purchase Agreement”) with Crownpeak Technology Holdings, Inc, (the “Crownpeak Seller”).

The purchase price for the Crownpeak Acquisition was $81.0 million. The consideration under the Crownpeak Purchase Agreement is composed of the following to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Crownpeak Loan Note”) and a $30,000,000 tranche (the “Second Crownpeak Loan Note” and together with the First Loan Note, the “Crownpeak Loan Notes”); and (ii) 11,127,780 ordinary shares with an approximate value of $31.0 million based on an issuance price of $2.79 per ordinary share.

The Crownpeak Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Crownpeak Loan Note matures on April 1, 2027 and the Second Crownpeak Loan Note matures on December 31, 2027. The Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

Subsquid Purchase Agreement

On October 8, 2025, the Company entered into a purchase agreement with Marcel Fohrmann (the “Subsquid Seller”), the beneficial owner of all of the issued and outstanding equity interests in Subsquid Labs GmbH (“Subsquid”), pursuant to which the Company agreed to acquire 100% of the issued and to be issued share capital of Subsquid (the “Subsquid Acquisition”). The Subsquid Acquisition was completed on October 9, 2025.

The aggregate consideration transferred to the Subsquid Seller in connection with the Subsquid Acquisition consists of the following components: (i) a cash payment of $3.6 million paid at closing; (ii) the equivalent of $1.5 million in Rezolve AI plc ordinary shares to be issued as soon as reasonably practicable after the closing date; and (iii) a commitment by the Company to purchase the equivalent of $10.0 million of SQD Tokens within 14 days following the closing date. Additionally, the Company agreed to purchase the equivalent of 1% of its annual revenues of SQD Tokens in each of 2025, 2026 and 2027.

Smartpay and Truther Purchase Agreements

On October 2, 2025, the Company entered into an asset purchase agreement with Smartpay Digital Services Limitada, a Brazilian limited liability company (sociedade limitada) (“Smartpay”), and Rocelo Lopes (the “Smartpay Seller”), the founder and beneficial owner of all of the equity interests in Smartpay. Pursuant to the agreement, the Company acquired the assets used in Smartpay’s digital payment platform (the “Smartpay Acquisition”). The Smartpay Acquisition closed on October 2, 2025. As consideration for the Smartpay Acquisition, the Smartpay Seller received USD Tether (“USDT”) 1.9 million. The Smartpay Seller will also receive USDT 2.0 million in Rezolve's Ordinary Shares. This equivalent of USDT 2.0 million in Rezolve's Ordinary Shares to be issued as soon as reasonably practicable after the closing date have not been issued as of December 31, 2025.

On October 2, 2025, the Company entered into an asset purchase agreement with Truther Digital Services Limitada, a Brazilian limited liability company (sociedade limitada) (“Truther”), and Rocelo Lopes (the “Truther Seller”), the founder and beneficial owner of all of the equity interests in Truther. Pursuant to the agreement, the Company acquired the assets used in Truther’s digital payment platform (the “Truther Acquisition”). The Truther Acquisition closed on October 2, 2025. As consideration for the Truther Acquisition, the Truther Seller received USDT 0.1 million.

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

On September 6, 2024, YA and Rezolve amended and restated the YA Agreement (the “A&R YA Agreement”) to incorporate an additional prepaid advance arrangement pursuant to which YA committed to provide Rezolve with prepaid advances in an aggregate original principal amount of an additional $7.5 million, payable in three tranches, with the first tranche in an original principal amount of $2.5 million that was funded as part of the Second YA Note (as defined below), the second tranche in an original principal amount of $2.5 million that was funded as part of the Second YA Note and the third tranche in an original principal amount of $2.5 million that was funded as part of the Third YA Note (as defined below). The A&R YA Agreement superseded the original agreement.

In connection with the execution of the A&R YA Agreement, YA and Rezolve also entered into a second amendment to convertible promissory note and acknowledgement (the “YA Note Amendment” and the YA Note, as amended by the YA Note Amendment, the “Amended YA Note”) whereby certain terms of the YA Note were amended. In particular, the YA Note Amendment extended the maturity date of the YA Note to September 11, 2025, provides that for purposes of determining the Triggered Principal Amount, the term “Other Notes” will not include the additional promissory notes issuable pursuant to the A&R YA Agreement, and reduced the floor price to $0.25 per share.

Also in connection with the A&R YA Agreement, on September 9, 2024, Rezolve issued YA a promissory note in the principal amount of $5 million (the “Second YA Note”), reflecting the first and second tranche of the prepaid advances, and on November 29, 2024, upon effectiveness of the F-1 Registration Statement originally filed with the U.S. Securities and Exchange Commission on September 6, 2024, and declared effective on November 27, 2024, Rezolve issued YA a promissory note in the principal amount of $2,500,000 (the "Third YA Note", and together with the Amended YA Note and Second YA Note, the "YA Notes"). On December 19, 2025, the A&R YA Agreement was terminated. As of December 31, 2025, each of the YA Notes had been satisfied in full.

Securities Purchase Agreement

On February 21, 2025 (the “Effective Date”), the Company entered into a Securities Purchase Agreement (the “Bitcoin SPA”) with each of the investors listed on the Schedule of Buyers attached thereto (the “Buyers”).

Pursuant to the Bitcoin SPA, the Company agreed to (i) sell to the Buyers up to $1 billion of convertible notes and (ii) use all of the proceeds it receives from the sale of such convertible notes to cause a newly formed, wholly owned subsidiary of the Company , to purchase and hold Bitcoin, subject to certain conditions being met, as set out in the terms of such convertible notes. The Bitcoin SPA was terminated on December 19, 2025.

GroupBy Purchase Agreement

On February 11, 2025, the Company entered into a purchase agreement (the "GroupBy Purchase Agreement"), by and among the Company, GroupBy Inc. ("GroupBy"), GroupBy International ("GroupBy International") and Fortis Advisors LLC, a Delaware limited liability company, as the representative of the sellers party thereto (the “Sellers”), pursuant to which the Company agreed to purchase, and the Sellers agreed to sell, the entire issued and to be issued share capital of each of GroupBy and GroupBy International (the “GroupBy Acquisition”).

On March 25, 2025, the Company closed the GroupBy Acquisition. As consideration for the GroupBy Acquisition, the Company issued an aggregate of 3,999,902 Ordinary Shares in a private placement to the Sellers. In addition, the Company intends to grant stock options exercisable for an aggregate of 3,098,270 Ordinary Shares to certain individuals pursuant to the GroupBy Purchase Agreement.

Bluedot Purchase Agreement

On February 4, 2025, the Company entered into the Bluedot Purchase Agreement, by and between the Company and DBLP, pursuant to which the Company agreed to purchase, and DBLP agreed to sell, the entire issued and to be issued share capital of Bluedot.

On February 20, 2025, Rezolve closed the Bluedot Acquisition. As consideration for the Bluedot Acquisition, Rezolve issued 819,737 ordinary shares of the Company in a private placement to DBLP.

DBLP is a related party and is wholly legally owned by Daniel Wagner and was beneficially owned by John Wagner prior to his death. Daniel Wagner is a director of DBLP.

Investor Rights Agreement

At the closing of the Business Combination with Armada, the Company entered into that certain Investor Rights Agreement with certain directors and officers and certain other parties identified therein (such persons, the “Holders”) (the “Investor Rights Agreement”). Pursuant to the terms of the Investor Rights Agreement, the Holders are entitled to certain piggyback registration rights and customary demand registration rights. Pursuant to its obligations under the Investor Rights Agreement, the Company has filed with the SEC a shelf registration statement for the resale of certain shares held by the Holders. The Company will use its commercially reasonable efforts to maintain the effectiveness of such registration statement.

Lock-In Agreements

At the closing of the Business Combination with Armada, the Company entered into separate Lock-In Agreements (the “Lock-In Agreements”) with certain holders of the Company (such persons, the “Rezolve Holders”), pursuant to which the Ordinary Shares held by the Rezolve Holders were locked-up and subject to transfer restrictions for 180 days following the Closing, subject to certain customary exceptions.

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
•
partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;
•
persons holding Ordinary Shares or Warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;
•
persons required to accelerate the recognition of any item of gross income with respect to Ordinary Shares or Warrants as a result of such income being recognized on an applicable financial statement;
•
persons whose functional currency is not the U.S. dollar;

•
persons that received Ordinary Shares or Warrants as compensation for services; or
•
controlled foreign corporations or passive foreign investment companies.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed U.S. Department of the Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of Ordinary Shares or Warrants. We have not and do not intend to seek any rulings from the IRS regarding the Business Combination. Additionally, we have not sought, and will not seek, an opinion of counsel, and the completion of the Business Combination is not conditioned on the receipt of an IRS ruling or opinion of counsel. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

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

Exercise or Lapse of a Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. holder’s tax basis in a Ordinary Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for an Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant.

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

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of the Ordinary Shares could be materially different from that described above if Rezolve is treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

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

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code,

Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Rezolve) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election. In addition, U.S. holders of Warrants will not be able to make a mark-to-market election with respect to their Warrants.

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

PFIC Reporting Requirements. A U.S. holder of Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed. U.S. holders of the Ordinary Shares should consult their tax advisors regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

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

Information returns may be filed with the IRS in connection with distributions on, and proceeds from the sale or other disposition of the Ordinary Shares, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Ordinary Shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Ordinary Shares and proceeds from the sale of other disposition of Ordinary Shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

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

We maintain a corporate website at http://www.rezolve.com. Information contained on, or that can be accessed through our website does not constitute a part of this Annual Report on Form 20-F. We also make available on our website's investor relations page at http://ir.rezolve.com, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practical after they are electronically filed with or furnished to the SEC. The information contained on our website is not incorporated by reference in this Annual Report.

I.
Subsidiary Information.

Not applicable.

J.
Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks primarily from changes in foreign currency exchange rates, credit risk and revenue risk. The information required under this Item 11 is set forth in Note 2.23 to our audited combined consolidated financial statements as of and for the year ended December 31, 2025 included elsewhere in this Annual Report on Form 20-F.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities

Not applicable.

B. Warrants and Rights

See Exhibit 2.1 to this Annual Report on Form 20-F.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

A. Disclosure Controls and Procedures Evaluation

Management carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the Group’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Based upon our evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were not effective as described below.

B. Management’s Annual Report on Internal Control over Financial Reporting

As required by section 404 of the Sarbanes Oxley (SOX) Act, our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Management has conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Based on this evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2025 due to the existence of material weaknesses described below.

Material Weaknesses

Management identified the following material weaknesses in the Company’s internal control over financial reporting:

•
Timeliness of financial reporting: Historically, the Company did not maintain a formal consolidation system, which resulted in inefficiencies in the financial reporting process and increased the risk of errors in the preparation of consolidated financial information.
•
Control over subsidiary undertakings: The Company’s corporate management historically relied on representations from its subsidiaries without sufficient documented review and validation procedures to ensure the completeness and accuracy of financial information reported by subsidiaries and included in the consolidated financial statements.
•
Segregation of duties: Due to a limited number of personnel within the accounting and finance function, the Company historically did not maintain adequate segregation of duties over certain key processes, which increased the risk of errors or fraud not being prevented or detected on a timely basis.
•
Financial reporting and closing process: The Company did not maintain adequately designed and documented controls over certain significant financial reporting areas. These included controls over (i) accounting for business combinations, (ii) asset management, including leases, goodwill and intangible assets, and related impairment assessments, (iii) contingent consideration, (iv) income taxes, (v) accounts receivable including the allowance for credit losses (vi) the financial close process, including the preparation and review of journal entries, (vii) the review and evaluation of System and Organization Controls (SOC 1) reports and the identification and implementation of complementary user entity controls, and (viii) management review controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management is in the process of designing and implementing remediation measures, as described below, to address the identified material weaknesses, including the implementation of a formal consolidation system, enhancement of review and oversight controls over subsidiary reporting, and strengthening of the finance function to improve segregation of duties. However, these material weaknesses will not be considered remediated until the applicable controls have been implemented, tested, and operating effectively for a sufficient period of time.

Management’s Plan to Remediate the Material Weakness

Management has implemented, and continues to implement, remediation measures to address the material weaknesses in the Company’s internal control over financial reporting and to enhance the overall control environment.

•
The Company has implemented an Enterprise Resource Planning ("ERP") system as its global consolidation and financial reporting system, and is centralizing all consolidation activities within this platform to improve the accuracy, timeliness, and efficiency of financial reporting.
•
The Company is enhancing review and oversight controls over subsidiary financial reporting through standardized processes, reconciliations, and system-based controls within the ERP system.
•
The Company is strengthening its accounting and finance functions at both the corporate and subsidiary levels. These efforts include leveraging two significant finance teams resulting from the Crownpeak and Reward acquisitions, hiring additional personnel with appropriate levels of accounting and financial reporting experience, and engaging external consultants to support accounting, financial reporting, and tax.

The Audit Committee will oversee the implementation of these remediation measures.

While progress has been made, the material weaknesses will not be considered fully remediated until the enhanced controls have been implemented and have operated effectively for a sufficient period of time, and management has concluded, through testing, that these controls are operating effectively.

Notwithstanding the identified material weaknesses in internal control over financial reporting, management, including the Company’s Chief Executive Officer and Chief Financial Officer, has concluded that the combined consolidated financial statements included in this Report fairly present, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods presented in conformity with U.S. generally accepted accounting principles.

C. Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

D. Changes in Internal Control over Financial Reporting

Other than those disclosed above, there have been no changes in Rezolve's internal control over financial reporting that have occurred during the period covered by this annual report on Form 20-F, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

The scope of management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 excluded the internal controls over financial reporting of businesses acquired during the year then ended. This exclusion is in accordance with guidance issued by the staff of the U.S. Securities and Exchange Commission, which permits registrants to omit an assessment of internal control over financial reporting for acquisitions completed during the fiscal year in which the acquisition occurred.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

The Company's board of directors has determined that Sir David Wright (the chairperson of the Audit Committee) qualifies as an “audit committee financial expert.” Sir Wright is an independent director under the applicable Nasdaq rules and Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics.

We have adopted a Code of Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics is available on our website. We intend to disclose any amendment to our Code of Ethics, or any waivers of its requirements, in our Annual Report on Form 20-F. For the year ended December 31, 2025, we did not grant any waivers of the Code of Ethics.

Item 16C. Principal Accountant Fees and Services.

Audit and Non‑Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firms Grassi & Co., CPAs, P.C (PCAOB firm ID 606) in the fiscal years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
Audit Fees	$1,233,600	$475,650
Audit related fees	—	—
Other fees	—	—
	$1,233,600	$475,650

Item 16D. Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

During the year ended December 31, 2025, no purchases of our equity securities registered pursuant to Section 12 of the Exchange Act were made by or on behalf of us or any affiliated purchaser.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Nasdaq Rule 5620

On June 4, 2025, we notified Nasdaq that we intend to follow our home country practice in lieu of following Nasdaq Rule 5620, which requires that a listed company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of Shareholders and shall provide copies of such proxy solicitation to Nasdaq. Under English Law, a limited company can call a shareholder annual general meeting by sending a notice of the annual general meeting to inter alia its registered shareholders as at a determined record date setting out the resolution(s) to be considered, without issuing a proxy statement.

Nasdaq Rule 5635

On December 18, 2024, we notified Nasdaq that we intend to follow our home country practice in lieu of following Nasdaq Listing Rule 5635, which requires that a listed company obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock

Foreign Private Issuer Exemption

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

Furthermore, Nasdaq Listing Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Listing Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

Corporate Governance

We are a “foreign private issuer,” under the securities laws of the U.S. and the rules of Nasdaq. Under the applicable securities laws of the U.S., “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. Under Nasdaq’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions, Nasdaq permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of Nasdaq. Accordingly, our shareholders may not receive the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements.

In addition, we are an “emerging growth company” as defined in the JOBS Act and have elected to comply with certain reduced public company reporting requirements.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by officers (which includes directors) and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report on Form 20-F.

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

Governance

The Audit Committee operates under a written charter adopted by the Company’s board of directors (the "Board of Directors"). The Audit Committee oversees, among other things, a system of internal controls, including internal controls designed to assess, identify, and manage material risks from cybersecurity threats. The Audit Committee is also responsible for the adequacy and effectiveness of the Company’s internal controls, including those internal controls that are designed to assess, identify, and manage material risks from cybersecurity threats.

The Audit Committee is informed of material risks, if any, from cybersecurity threats pursuant to escalation criteria set forth in the Company’s disclosure controls and procedures. Further, at least once per quarter, the Company’s Chief Information Security Officer ("CISO") reports material risks, if any, from cybersecurity threats to the Company’s Audit Committee and/or Board of Directors.

The Company’s management, including members of its Audit Committee and the Company’s CISO, also assess and manage material risks, if any, from cybersecurity threats.

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

Item 18. Financial Statements.

The audited combined consolidated financial statements of the Company as of and for the years ended December 31, 2025 and 2024 are included in pages F-2 to F-74 of this Report.

The audited consolidated financial statements of Crownpeak Intermediate Holdings Inc. and subsidiaries as of and for years ended January 31, 2025 and 2024 are included in pages F-74 to F-102 of this Report.

The unaudited condensed consolidated financial statements of Crownpeak Intermediate Holdings Inc. and subsidiaries as of and for the six months ended July 31, 2025 and 2024 are included in pages F-102 to F-121 of this Report.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

REZOLVE AI plc

Combined Consolidated Financial Statements

As of and for the years ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm (PCAOB firm ID 606)	F-2
Combined Consolidated Balance Sheets as of December 31, 2025 and 2024	F-3
Combined Consolidated Statements of Operations for the Years ended December 31, 2025 and 2024	F-4
Combined Consolidated Statement of Comprehensive Loss for the Years ended December 31, 2025 and 2024	F-5
Combined Consolidated Statements of Stockholders’ Deficit for the Years ended December 31, 2025 and 2024	F-6
Combined Consolidated Statements of Cash Flows for the Years ended December 31, 2025 and December 31, 2024	F-8
Notes to the Combined Consolidated Financial Statements	F-10

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Financial Statements

As of and for years ended January 31, 2025 and 2024

Independent Auditor's Report	F-74
Consolidated Balance Sheets as of January 31, 2025 and January 31, 2024	F-76
Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2025 and January 31, 2024	F-77
Consolidated Statements Stockholders’ (Deficit) Equity for the years ended January 31, 2025 and January 31, 2024	F-78
Consolidated Statements of Cash Flows for the years ended January 31, 2025 and January 31, 2024	F-79
Notes to the Consolidated Financial Statements	F-80
Independent Auditors' opinion issued by ba audit group gmbh for the financial statements of Crownpeak Technology GmbH as of January 31, 2025 and for the year ended January 31, 2025	F-96
Independent Auditors' opinion issued by ba audit group gmbh for the financial statements of Crownpeak Technology GmbH as of January 31, 2024 and for the year ended January 31, 2024	F-99

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

Unaudited condensed consolidated financial statements

As of and for the six months ended July 31, 2025 and 2024

Unaudited Condensed Consolidated Balance Sheets as of July 31, 2025 and January 31, 2025	F-102
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the years ended January 31, 2025 and January 31, 2024	F-103
Unaudited Condensed Consolidated Statements Stockholders’ Deficit for the six months ended July 31, 2025 and July 31, 2024	F-104
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended July 31, 2025 and July 31, 2024	F-105
Notes to the Unaudited Condensed Consolidated Financial Statements	F-106

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rezolve AI plc and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying combined consolidated balance sheets of Rezolve AI plc and Subsidiaries (the Company) as of December 31, 2025 and 2024, and the related combined consolidated statements of operations, comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the years in the two year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the combined consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grassi & Co., CPAs, P.C.

We have served as the Company’s auditor since 2024

Jericho, New York

March 30, 2026

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Balance Sheets

	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$111,112,251	$9,729,546
Accounts receivable and unbilled receivable, net	39,176,319	703,706
Prepaid expenses and other current assets	20,040,251	1,002,117
Other receivables	4,621,928	—
Derivative asset	—	2,587,581
Total current assets	174,950,749	14,022,950
Non-current assets
Property and equipment, net	510,745	22,319
Intangible assets, net	239,200,952	6,750,178
Crypto intangible assets, net	102,801	—
Other digital assets, net	16,373,705	—
Goodwill	168,396,367	—
Right of use assets	2,985,757	—
Equity method investments	5,517,613	—
Other non-current assets	3,695,701	373,445
Total non-current assets	436,783,641	7,145,942
Total assets	$611,734,390	$21,168,892
Liabilities and Shareholders’ Equity/(Deficit)
Current liabilities
Accounts payable	$35,714,363	$8,061,598
Due to related party	32,918	1,639,418
Accrued expenses and other payables	20,443,717	9,513,932
Short term debt	102,142,933	—
Short term debt to related party	11,973	5,102,211
Short term convertible debt	1,800,000	10,288,123
Short term convertible debt to related party	—	95,309
Convertible promissory notes	426,537	6,428,825
Ordinary Shares Payable	10,660,000	1,206,609
Share-based payment liability	1,400,000	1,400,000
Advisors loans	—	12,812,366
Derivative liabilities	2,881,469	2,579,875
Income taxes payable	622,496	—
Deferred revenue	46,500,843	1,172,056
Warrant liability	718,625	—
Lease liabilities, current portion	1,977,211	—
Contingent consideration, current portion	27,772,675	—
Other current liabilities	8,967,140	2,138,314
Total current liabilities	$262,072,900	$62,438,636
Non-current liabilities
Long term debt	50,092,029	—
Lease liabilities, non-current portion	827,038	—
Deferred tax liabilities	28,249,835	—
Contingent consideration, non-current portion	23,277,895	—
Other non-current liabilities	399,161	—
Total non current liabilities	$102,845,958	$—
Total liabilities	$364,918,858	$62,438,636
Commitments (refer to note 18)
Shareholders’ Equity/(Deficit)
Ordinary shares, £0.0001 nominal value 336,327,587 shares issued and outstanding as of December 31, 2025; 208,260,754 shares issued and outstanding as of December 31, 2024; 423,495,449 and 256,365,817 shares authorized as of December 31, 2025 and 2024 (refer to note 2.22)	43,817	26,919
Additional paid-in capital	605,583,785	216,879,496
Share subscription receivable	(1,143)	(80)
Accumulated deficit	(359,619,973)	(258,209,745)
Accumulated other comprehensive loss	809,046	33,666
Total Shareholders’ Equity/(Deficit)	$246,815,532	$(41,269,744)
Total liabilities and shareholders’ equity/(deficit)	$611,734,390	$21,168,892

The accompanying notes are an integral part of these combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Operations

	Year ended December 31, 2025	Year ended December 31, 2024
Revenue	$46,800,099	$2,013,567
Operating expenses/(income)
Cost of revenue	15,922,202	192,829
Sales and marketing expenses (including related party transactions of $1,833,486 and $1,011,119, see note 14)	12,062,375	6,684,870
General and administrative expenses (including related party transactions of $8,120,684 and $68,413,399, see note 14)	90,366,226	132,022,084
Depreciation and amortization expenses	6,965,148	226,305
Research and development expenses	11,198,074	1,152,807
Other operating (income)/expense, net	(2,857,071)	255,412
Total operating expenses/(income)	$133,656,954	$140,534,307
Operating loss	$(86,856,855)	$(138,520,740)
Other (expense)/income
Interest expense	(3,507,201)	(10,645,464)
(Loss)/gain on derivatives	(2,889,175)	19,001,681
Loss on extinguishment	(29,950,161)	(44,332,819)
Gain on revaluation of financial asset	5,645,839	—
Gain on bargain purchase	61,298,445	—
Impairment loss	(63,345,577)	—
Other non-operating income, net	465,518	1,289,944
Total other expenses, net	$(32,282,312)	$(34,686,658)
Loss before provision for income taxes	(119,139,167)	(173,207,398)
Provision for income taxes	17,728,939	(243,735)
Net loss and comprehensive loss	$(101,410,228)	$(173,451,133)
Net loss per share, basic and diluted	$(0.38)	$(1.06)
Weighted average shares, basic and diluted	267,981,256	163,674,883

The accompanying notes are an integral part of these combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Comprehensive Loss

	Year ended December 31, 2025	Year ended December 31, 2024
Net loss	$(101,410,228)	$(173,451,133)
Other comprehensive loss, net of tax
Foreign currency translation gain	775,380	153,051
Total comprehensive loss	$(100,634,848)	$(173,298,082)

The accompanying notes are an integral part of these combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Shareholders’ Equity/(Deficit)

	Ordinary shares		Series A shares		Additional Paid-in	Accumulated	Share subscription	Accumulated other comprehensive	Total Shareholders
	Shares	Value	Shares	Value	Capital	Deficit	receivable	income	Deficit
Balance as at January 1, 2025	209,080,491	$26,919	—	$—	$216,879,496	$(258,209,745)	$(80)	$33,666	$(41,269,744)
Share-based compensation- employees	—	—	—	—	3,804,637	—	—	—	3,804,637
Shares issued to advisors	1,169,846	147	—	—	6,820,675	—	—	—	6,820,822
Shares issued on conversion of senior secured notes	10,840,973	1,322	—	—	30,764,671	—	—	—	30,765,993
Issuance of ordinary shares upon conversion of advanced subscription	171,429	22	—	—	118,275	—	—	—	118,297
Issuance of ordinary shares under Yorkville Standby Equity Purchase Agreement	500,000	62	—	—	1,613,145	—	—	—	1,613,207
Issuance of ordinary shares upon conversion of Yorkville Note	1,413,946	177	—	—	3,746,957	—	—	—	3,747,134
Ordinary shares issued upon exercise of share options by consultants	223,622	28	—	—	(28)	—	—	—	—
Ordinary shares issued upon exercise of share options under LTIP by employees	784,162	160	—	—	1,933	—	(1,063)	—	1,030
Ordinary shares issued upon exercise of share options under LTIP by related parties	12,413,227	1,635	—	—	(1,635)	—	—	—	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	300,000	38	—	—	875,963	—	—	—	876,001
Ordinary shares issued upon conversion of convertible notes	703,858	84	—	—	1,805,648	—	—	—	1,805,732
Ordinary shares issued in upon conversion of promissory notes	1,380,775	173	—	—	4,479,191	—	—	—	4,479,364
Ordinary shares issued upon acquisition of GroupBy	3,999,902	517	—	—	5,759,342	—	—	—	5,759,859
Ordinary shares issued in lieu of cash payment for services	656,909	83	—	—	3,872,735	—	—	—	3,872,818
Ordinary shares issued upon acquisition of Bluedot Innovation	1,941,111	245	—	—	3,396,700	—	—	—	3,396,945
Ordinary shares issued to DBLP under the rights issue	4,150,000	548			1,087,779		—		1,088,327
Ordinary shares issued in upon conversion of promissory note to J.V.B. Financial Group	2,069,253	282	—	—	6,253,331	—	—	—	6,253,613
Ordinary share-based compensation issued to related parties	2,500,000	336	—	—	6,722,634	—	—	—	6,722,970
Ordinary shares issued upon acquisition of Mpower	804,833	108	—	—	1,529,074	—	—	—	1,529,182
Ordinary shares issued to DBLP upon settlement of related party payable	866,502	116	—	—	1,196,782	—	—	—	1,196,898
Ordinary shares issued to Western Alliance Bank to settle debt assumed in the GroupBy acquisition	5,857,143	802	—	—	16,692,057	—	—	—	16,692,859
Ordinary shares issued in July 2025 private placement offering	20,000,000	2,686	—	—	49,997,314	—	—	—	50,000,000
Ordinary shares issued upon acquisition of ViSenze	886,499	111	—	—	5,298,489	—	—	—	5,298,600
Ordinary shares issued in September 2025 private placement offering	37,000,000	4,992	—	—	199,795,008	—	—	—	199,800,000
Ordinary shares issued upon acquisition of Subsquid	242,663	31	—	—	679,456	—	—	—	679,487
Ordinary shares issued upon exercise of warrants issued to former Subsquid shareholder	242,663	31	—	—	679,456	—	—	—	679,487
Ordinary shares issued upon acquisition of Crownpeak	11,127,780	1,480	—	—	31,045,026	—	—	—	31,046,506
Ordinary shares issued upon exercise of warrants issued to institutional investor	5,000,000	682	—	—	14,999,318	—	—	—	15,000,000
Issuance costs for ordinary shares issued in private placements offerings	—	—	—	—	(15,873,000)	—	—	—	(15,873,000)
Adjustment to excise tax withholding recognized at the time of the SPAC transaction	—	—	—	—	1,543,356	—	—	—	1,543,356
Net loss	—	—	—	—	—	(101,410,228)	—	—	(101,410,228)
Foreign currency translation gain	—	—	—	—	—	—	—	775,380	775,380
Balance as at December 31, 2025	336,327,587	$43,817	—	$—	$605,583,785	$(359,619,973)	$(1,143)	$809,046	$246,815,532

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Shareholders’ Equity/(Deficit) (continued)

	Ordinary shares		Series A shares		Additional Paid-in	Accumulated	Share subscription	Accumulated other comprehensive	Total Shareholders
	Shares	Value	Shares	Value	Capital	Deficit	receivable	income	Deficit
Balance as at January 1, 2024	152,262,295	$127,310	4,575,983	$3,868	$193,631,205	$(251,621,017)	$(178,720)	$(119,385)	$(58,156,739)
Ordinary shares issued in lieu of cash payment for services	104,514	15	—	—	304,137	—	—	—	304,152
Warrants issued with loan	—	—	—	—	1,784	—	—	—	1,784
Recapitalization upon demerger of Rezolve Limited to Rezolve AI plc	4,575,983	(107,368)	(4,575,983)	(3,868)	(176,274,941)	176,207,457	178,720	—	—
Share-based compensation - employees shares restrictions lifted	9,512,821	1,210	—	—	18,834,889	—	—	—	18,836,099
Share-based compensation - related parties	—	—	—	—	63,001,392	—	—	—	63,001,392
Share-based compensation- employees	—	—	—	—	4,314,649	—	—	—	4,314,649
Share-based payments for consultancy	—	—	—	—	217,365	—	—	—	217,365
Share-based compensation in lieu of services					1,275,000				1,275,000
Issuance of ordinary shares upon acquisition of Armada	5,826,796	734	—	—	—	(9,345,052)	—	—	(9,344,318)
Warrants exercised	50,000	7	—	—	574,993	—	—	—	575,000
Ordinary shares issued on conversion of advisors loans	1,930,036	254	—	—	17,949,335	—	—	—	17,949,589
Ordinary shares issued	6,600,000	1,397	—	—	16,241,547	—	—	—	16,242,944
Shares issued under the rights issue	11,053,076	1,389	—	—	9,009,884	—	(80)	—	9,011,193
Ordinary shares issued on conversion of senior secured convertible notes	12,035,025	1,509	—	—	52,399,823	—	—	—	52,401,332
Ordinary shares issued on conversion of convertible promissory loans	4,310,208	359	—	—	14,008,078	—	—	—	14,008,437
Shareholder contribution attributable to Bluedot Industries prior to common control transaction	—	—	—	—	1,389,459	—	—	—	1,389,459
Share issuance for Bluedot common control transaction	819,737	103	—	—	897	—	—	—	1,000
Net loss	—	—	—	—	—	(173,451,133)	—	—	(173,451,133)
Foreign currency translation gain	—	—	—	—	—	—	—	153,051	153,051
Balance as at December 31, 2024	209,080,491	$26,919	—	$—	$216,879,496	$(258,209,745)	$(80)	$33,666	$(41,269,744)

The accompanying notes are an integral part of these combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Cash Flows

	Year ended December 31, 2025	Year ended December 31, 2024
Cash flows from operating activities:
Net loss	$(101,410,228)	$(173,451,133)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	6,965,163	226,305
Impairment of loans receivable	—	255,412
Share-based compensation - employees shares restrictions lifted	—	18,836,099
Share-based compensation for employees	3,804,637	4,314,649
Share-based compensation issued to related parties	5,325,000	63,001,392
Share-based compensation for consultancy services	—	217,365
Ordinary shares issued in lieu of cash payment for services	484,120	279,006
Advisor loan issued for services - Northlands Securities	—	5,141,250
Advisor loan issued for services - J.V.B. Financial Group	—	7,500,000
Advisor loan issued for services- Cantor Fitzgerald	—	16,000,000
Interest expense, net	2,912,116	10,557,714
Loss/(gain) on derivatives	2,889,175	(19,001,681)
Loss on extinguishment	29,950,161	44,332,819
Unrealized foreign exchange (gain)/loss	516,776	(1,329,775)
Gain on revaluation of financial asset	(5,710,714)	—
Movement in deferred tax liabilities	(18,591,588)	—
Impairment loss	63,345,577	—
Gain on bargain purchase	(61,298,445)	—
Ordinary shares issued to Radio Group to settle termination of ANY acquisition in Germany	876,000	—
Non-cash component of lease expense	1,343,438	—
Non-cash component of transaction related expenses	700,000	—
Non-cash component of warrant expense	2,199,625	—
Loss on share issuance	690,093	—
Other non-cash expenses	—	225,301
Changes in operating assets and liabilities:
Increase in accounts receivable	(18,528,451)	(632,120)
Increase in prepaid expense and other current assets with related parties		—
Decrease/(Increase) in prepaid expense and other current assets	(4,052,038)	(1,016,289)
Increase in accounts payable, accrued expenses and other payables	15,007,034	1,108,241
(Decrease)/Increase in payables due to related parties	(1,052,585)	473,567
Increase in deferred revenue	4,437,533	579,208
Increase in other current liabilities	5,314,779	—
Increase in non-current liabilities	2,307,354	—
Decrease in lease liabilities	(1,571,787)	—
Net cash used in operating activities	$(63,147,255)	$(22,382,670)
Cash flows from investing activities:
Purchase of property and equipment	(90,217)	(8,258)
Additions to intangible assets	(4,088,403)	(3,523,852)
Additions to other digital assets	(19,767,087)	—
Acquisition of Prediqt	(100,000)	—
Acquisition of Subsquid	(3,560,000)	—
Investment in Art Equities	(5,464,513)	—
Cash acquired in business combinations	8,361,981	—
Net cash used in investing activities	$(24,708,239)	$(3,532,110)

REZOLVE AI PLC AND SUBSIDIARIES

Combined Consolidated Statements of Cash Flows (continued)

	Year ended December 31, 2025	Year ended December 31, 2024
Cash flows from financing activities:
Proceeds from merger with Armada	$—	$3,361
Proceeds from rights issuance	—	1,405,592
Proceeds from short-term debt from related party	—	6,623,541
Repayment of short-term debt obligation from related parties	(4,744,287)	(1,153,750)
Proceeds from convertible promissory loans	—	11,859,249
Repayment of promissory notes	—	(1,471,852)
Proceeds from promissory notes	67,705	399,982
Repayments of rights issue	—	(100,000)
Proceeds from issuance of ordinary shares	251,413,207	18,302,540
Payment of issuance costs related to issuance of ordinary shares	(15,873,000)	(994,450)
Proceeds from exercise of warrants	15,000,000	575,000
Proceeds from long-term debt obligation	27,000,000	—
Repayment of long-term debt obligation	(33,500,000)	—
Repayment of debt related to Crownpeak acquisition	(50,548,925)	—
Net cash flow generated from financing activities	$188,814,700	$35,449,213
Effect of exchange rate changes on cash	423,499	38,527
Net change in cash	$101,382,705	$9,572,960
Cash and cash equivalents, beginning of year	$9,729,546	$156,586
Cash and cash equivalents, end of year	$111,112,251	$9,729,546
Supplemental disclosures
Share-based payment for development of intangible asset	$—	$1,275,000
Cash paid for interest	$3,000,000	$114,966
Cash paid for taxes	$111,788	$—
Debt acquired in Crownpeak acquisition	$151,921,625	$—
Number of shares issued as consideration for acquisitions	19,264,956	—

The accompanying notes are an integral part of these combined consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

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

Rezolve AI plc is a technology company that builds and sells artificial intelligence-driven commerce and engagement solutions for retailers, brands, manufacturers, banks, and other enterprise customers.

Rezolve completed the following acquisitions during the year ended December 31, 2025, see Note 4 for more information:

•
On March 25, 2025, the Company closed the GroupBy acquisition GroupBy Inc., GroupBy International Ltd., GroupBy USA Inc., and GroupBy UK Ltd (together “GroupBy”). GroupBy is an enterprise-grade site search, product discovery, and merchandising solutions provider. GroupBy will both strengthen the Company's market position in transforming digital commerce experiences and extend its North American footprint, opening doors to new growth opportunities and deepening relationships with enterprise clients.
•
On February 20, 2025 and March 17, 2025, the Company the Bluedot acquisitions of Bluedot Industries, Inc., Bluedot Industries Pty. Ltd. and Bluedot Innovation Pty. Ltd, together “Bluedot”. Bluedot is a developer of mobile location technology.
•
On May 31, 2025, the Company closed the acquisition of Mpower Plus Global Limited. Mpower provides information technology consultancy services through the placement of information technology consultants at customers to fulfill both their local and global information technology needs.
•
On June 2, 2025, the Company closed the acquisition of Prediqt Business Solutions Private Limited (“Prediqt”). Prediqt provides technology-enabled services, intelligent business solutions, predictive prowess, AI and analytics to assist businesses in leveraging insights for strategic decision-making.
•
On August 7, 2025, the Company closed the acquisition of ViSenze PTE Ltd (“ViSenze”). ViSenze provides commerce search and product discovery solutions for retailers. ViSenze’s artificial intelligence and machine learning platform offers semantic search and product recommendation capabilities that utilize multi-modal data to interpret customer intent and shopping objectives, enabling retailers to enhance product discovery and customer engagement.
•
On October 2, 2025, the Company closed the acquisition of Smartpay Digital Services Limitada (“Smartpay”). The Company acquired the assets used in Smartpay’s digital payment platform. Smartpay operates a crypto-based digital payment platform that enables users to generate payment links for multiple cryptocurrencies, including Bitcoin (BTC), Ethereum (ETH), Solana (SOL), Arbitrum, Base, and Binance Coin (BNB). The platform automatically forwards approximately 98% of each transaction to users’ digital wallets or merchant accounts. Smartpay also offers official plugins for WooCommerce and PrestaShop, allowing merchants to accept cryptocurrency payments on their e-commerce websites.
•
On October 2, 2025, the Company closed the acquisition of Truther Digital Services Limitada (“Truther”). The Company acquired the assets used in Truther’s digital payment platform. Truther operates an open finance platform that integrates blockchain technology with the traditional financial system. The platform enables users to buy and sell crypto currencies, including USDT, BTC, and VRL, and provides functionality for instant PIX payments, bill payments, ATM withdrawals, and self-custody of digital assets through user-controlled private keys. The platform is designed to facilitate transactions between blockchain-based assets and traditional financial infrastructure in compliance with applicable regulatory requirements.
•
On October 9, 2025, the Company closed the acquisition of Subsquid Labs GmbH (“Subsquid”). Subsquid provides Rezolve with a proprietary, distributed blockchain database architecture. Subsquid has also issued a proprietary utility token, SQD tokens, which are purchased by customers and used to access and consume blockchain data and related services made available through Subsquid’s platform. Subsquid also acts as a digital asset treasury function for its SQD token.
•
On October 29, 2025, the Company closed the acquisition of Scale Up Commerce Limited (“Scale Up”). Scale Up operates the software platform which provides its customers with tools for analyzing profitability, advertising performance, and automating reimbursement claims against third parties.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

•
On December 1, 2025, the Company completed the acquisition of Crownpeak Intermediate Holdings, Inc.,(“Crownpeak”). Crownpeak provides enterprise software solutions designed to support digital experience management and product discovery. Its offerings include Fredhopper, an artificial intelligence-driven product discovery and search platform, and FirstSpirit, an enterprise content management system. These solutions enable businesses to maintain control over their digital content, scale their digital operations, and deliver inclusive, accessible, and personalized digital experiences to their customers.
•
On December 5, 2025, the Company completed the acquisition of Techouts Solutions India Private Limited (“Techouts India”) and Techouts Inc. (“Techouts US,” and together with Techouts India, the “Techouts Companies” or “Techouts”). Techouts is primarily engaged in software publishing, software consultancy, and software development services. Its activities include the production, supply, and documentation of ready-made (non-customized) software; development of customized software solutions based on customer specifications; software maintenance; and web and application design services.

The mailing address of Rezolve’s registered office is 21 Sackville Street, London, W1S 3DN, United Kingdom.

2.
Basis of presentation and summary of significant accounting policies
2.1
Basis of presentation

The Combined Consolidated Financial Statements of Rezolve AI plc and subsidiaries (together “the Company” or “we”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The Combined Consolidated Financial Statements have been prepared using the United Stated Dollar (“$” or “US dollar”) as the reporting currency.

The accompanying Combined Consolidated Financial Statements include the financial statements of Rezolve AI plc, Rezolve Limited, its consolidated subsidiaries, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. (“Rezolve China”) and Rezolve China’s subsidiary Nine Stone (Shanghai) Ltd (“Nine Stone”) (collectively “the Chinese Business”) which were abandoned on January 3, 2023 (see below).

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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

For accounting purposes the Business Combination, accounted for as a reverse merger, was treated as the equivalent of Rezolve AI plc issuing 5,827,796 ordinary shares to acquire the net liabilities of Armada. The excess amount paid by an investor over the par value of ordinary shares issued usually is allocated to additional paid-in capital, however as the Business Combination resulted in the issuance of ordinary shares to acquire the net liabilities of Armada, it rendered a negative amount of additional paid-in capital. In accordance with ASC 505-30-30-8, the Company made an accounting policy election that additional paid-in capital cannot be a negative amount and therefore the negative amount was allocated to accumulated deficit.

The net liabilities of Armada are recorded at their acquisition-date fair value in the Combined Consolidated Financial Statements as follows:

Cash and cash equivalents	$3,361
Prepaid expenses	169,425
Accounts payable and accrued expenses	(4,873,019)
Debt (promissory notes)	(3,144,883)
Other current liabilities	(1,499,936)
Net liabilities acquired	$(9,345,052)
Accumulated Deficit	$(9,345,052)

These Combined Consolidated Financial Statements of Rezolve AI plc and subsidiaries have been prepared on the following basis:

•
The Pre-Closing Demerger was completed retrospectively on December 31, 2022, and thus reflects the predecessor company, Rezolve Limited, prior to completion of the Pre-Closing Demerger. These Combined Consolidated Financial Statements are therefore prepared on a carve-out basis. All costs of doing business in Rezolve Limited have been reflected in Rezolve AI plc on a 100% allocation basis since management feels that this fully reflects the Combined Consolidated Financial Statements had the Demerger completed on December 31, 2022. Investments made in the China Business by Rezolve Limited in the People’s Republic of China (“China”) for the years ending December 31, 2025 and December 31, 2024 have been recorded as “Business development expenses”, a component of General and Administrative expenses within the Company’s Combined Consolidated Statement of Operations in accordance with Staff Accounting Bulletin Topic 1-B1, Costs Reflected in Historical Financial Statements (“SAB 1-B1”). Management asserts that this method used is reasonable.
•
As a result of the ownership structure of Rezolve Limited and Rezolve AI plc, the Pre-Closing Demerger was accounted for as a common control transaction in accordance with the common control guidance in ASC 805. The net liabilities of Rezolve Limited were transferred to Rezolve AI plc at their carrying values immediately prior to the Pre-Closing Demerger transaction, with an offsetting impact to Additional Paid in Capital which was then recapitalized to Accumulated Deficit. The consolidated financial statements as of and for the year ended December 31, 2024 and the period January 1, 2024 to July 4, 2024 for Rezolve Limited have been aggregated with the consolidated financial statements of the Company for the period July 5, 2024 to December 31, 2024.
•
The number of shares issued in Rezolve AI plc to the shareholders of Rezolve Limited pursuant to the Pre-Closing Demerger was in the order of 1 share in Rezolve AI plc for each 6.13 shares held in Rezolve Limited. This adjustment in share numbers enabled the issuance of the appropriate number of shares in Rezolve AI plc so that each Company Shareholder will after the Pre-Closing Demerger hold their applicable pro rata portion of the aggregate stock consideration in accordance with the terms of the Pre-Closing Demerger transaction. All share and per share amounts in these Combined Consolidated Financial Statements and notes thereto have been retroactively adjusted for all periods presented to give effect to the Pre-Closing Demerger transaction. Additionally, holders of Series A shares of Rezolve AI plc received one Ordinary share in the Company for each Series A share held in Rezolve AI plc.

On February 4, 2025, the Company entered into a purchase agreement with DBLP Sea Cow Ltd (“DBLP”), to acquire the entire issued and to be issued share capital of each of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd, together “Bluedot Industries”. DBLP is a related party and is wholly legally owned by Daniel Wagner, a director of DBLP and the Company. Prior to his death, DBLP was beneficially owned by John Wagner, Daniel Wagner's father and a former director of Rezolve. On February 20, 2025, the Company closed the Bluedot Industries acquisition and issued ordinary shares as consideration to DBLP. Refer to Note 4 for more information.

The Bluedot Industries acquisition was accounted for as a transfer of entities under common control and all periods presented reflect the financial position, results of operations and cash flows of these entities as if they had been combined as of the beginning of the period.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

The comparative Combined Consolidated Financial Statements have also been retrospectively adjusted to furnish information on a comparative basis as if the two companies (Rezolve and Bluedot Industries) had been combined from the beginning of the comparative period, as the entities were under common control for the entire comparative period, as shown below.

	December 31, 2024 as previously reported	Adjustments for Bluedot Industries common control transaction	December 31, 2024 retrospectively adjusted
Assets
Current assets
Cash	$9,450,944	$278,602	$9,729,546
Accounts receivable, net	21,274	682,432	703,706
Prepaid expenses and other current assets	960,848	41,269	1,002,117
Derivative asset	2,587,581	—	2,587,581
Total current assets	$13,020,647	$1,002,303	$14,022,950
Non-current assets
Property and equipment, net	17,332	4,987	22,319
Intangible assets	6,750,178	—	6,750,178
Other non-current assets	—	373,445	373,445
Total non-current assets	$6,767,510	$378,432	$7,145,942
Total assets	$19,788,157	$1,380,735	$21,168,892
Liabilities and Shareholders’ deficit
Current liabilities
Accounts payable	$7,303,060	$758,538	$8,061,598
Due to related party	1,054,429	584,989	1,639,418
Accrued expenses and other payables	9,513,932	—	9,513,932
Short term debt to related party	5,102,211	—	5,102,211
Short term convertible debt	10,288,123	—	10,288,123
Short term convertible debt to related party	95,309	—	95,309
Convertible promissory notes	6,428,825	—	6,428,825
Ordinary Shares Payable	1,206,609	—	1,206,609
Share-based payment liability	1,400,000	—	1,400,000
Advisors loans	12,812,366	—	12,812,366
Derivative liabilities	2,579,875	—	2,579,875
Deferred revenue	—	1,172,056	1,172,056
Other current liabilities	—	2,138,314	2,138,314
Total current liabilities	$57,784,739	$4,653,897	$62,438,636
Total liabilities	$57,784,739	$4,653,897	$62,438,636
Commitments (refer to note 18)
Shareholders’ deficit
Ordinary shares	26,816	103	26,919
Additional paid-in capital	194,062,767	22,816,729	216,879,496
Share subscription receivable	(80)	—	(80)
Accumulated deficit	(232,075,815)	(26,133,930)	(258,209,745)
Accumulated other comprehensive loss	(10,270)	43,936	33,666
Total stockholders’ deficit	$(37,996,582)	$(3,273,162)	$(41,269,744)
Total liabilities and stockholders’ deficit	$19,788,157	$1,380,735	$21,168,892

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

	Year ended December 31, 2024 as previously reported	Adjustments for Bluedot Industries common control transaction	Year ended December 31, 2024 retrospectively adjusted
Revenue	$187,788	$1,825,779	$2,013,567
Operating expenses
Cost of revenue	34,053	158,776	192,829
Sales and marketing expenses	6,285,446	399,424	6,684,870
General and administrative expenses	131,430,412	591,672	132,022,084
Depreciation and amortization expenses	225,251	1,054	226,305
Research and development expenses	—	1,152,807	1,152,807
Other operating expense, net	255,412	—	255,412
Total operating expenses	$138,230,574	$2,303,733	$140,534,307
Operating loss	$(138,042,786)	$(477,954)	$(138,520,740)
Other (expense)/income
Interest expense	(10,557,714)	(87,750)	(10,645,464)
Gain on derivatives	19,001,681	—	19,001,681
Loss on extinguishment	(44,332,819)	—	(44,332,819)
Other non-operating income (expense), net	1,329,781	(39,837)	1,289,944
Total other expenses, net	$(34,559,071)	$(127,587)	$(34,686,658)
Loss before taxes	(172,601,857)	(605,541)	(173,207,398)
Income tax expense	(44,933)	(198,802)	(243,735)
Net loss and comprehensive loss	$(172,646,790)	$(804,343)	$(173,451,133)
Net loss per share, basic and diluted	$(1.06)	—	$(1.06)
Weighted average shares, basic and diluted	162,855,146	819,737	163,674,883
2.2.
Principles of consolidation

We consolidate investments in companies in which we control directly or indirectly through the control of more than 50% of the voting rights.

The Company’s investments companies with interests ranging between 20% and 50%, where the Company has significant influence over the investee, are accounted for using the equity method. Net income (loss) from such investments is recorded in Other (income) expense, net in the Combined Consolidated Statements of Operations. The Company adjusts its share of net income/(loss) from its equity method investees on a one quarter lag. Unrelated third parties hold the remaining ownership interests in these investments. Investments with less than a 20% interest are recorded at cost and periodically adjusted based on observable price changes or quoted market prices in active markets, if applicable. See Note 4 for more information.

All intercompany balances and transactions have been eliminated.

A list of subsidiaries and Rezolve AI plc’s holding as of December 31, 2025 is as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Name of the entity	Date of incorporation or acquisition (*)		Country of incorporation	Group shareholding (%)
Rezolve Taiwan Inc.	November 9, 2000		Taiwan	100%
Rezolve Technology (India) Private Limited	March 19, 2021		India	100%
Rezolve Mobile Commerce Inc.	April 20, 2016		United States of America	100%
Rezolve Technology S.L.	August 25, 2020		Spain	100%
Rezolve AI IP Holdings Limited	December 19, 2024		United Kingdom	100%
Rezolve Ai Finance LLC	February 12, 2025		United States of America	100%
Rezolve Ai Finance Holdings LLC	February 12, 2025		United States of America	100%
Armada Acquisition Corp. I	August 15, 2024		United States of America	100%
GroupBy Inc.	March 25, 2025	*	Canada	100%
GroupBy International Ltd	March 25, 2025	*	Canada	100%
GroupBy USA Inc.	March 25, 2025	*	United States of America	100%
GroupBy UK Ltd	March 25, 2025	*	United Kingdom	100%
Bluedot Industries Pty. Ltd	March 17, 2025	*	Australia	100%
Bluedot Industries, Inc.	March 17, 2025	*	United States of America	100%
Bluedot Innovation Pty. Ltd	February 20, 2025	*	Australia	100%
Prediqt Business Solutions Private Limited	June 2, 2025	*	India	100%
Mpower Plus Global Limited	May 31, 2025	*	United Kingdom	100%
Mpower Plus Poland SP Z o.o	May 31, 2025	*	Poland	100%
Mpower Plus France SARL	May 31, 2025	*	France	100%
Mpower Plus B.V.	May 31, 2025	*	Netherlands	100%
Mpower PLUS Global PTE. Ltd.	May 31, 2025	*	Singapore	100%
Mpower Plus Hungary KFT	May 31, 2025	*	Hungary	100%
MPower Plus BVBA	May 31, 2025	*	Belgium	100%
MPower Plus Deutschland GmbH	May 31, 2025	*	Germany	100%
MPower Plus Global Malaysia SDN BHD	May 31, 2025	*	Malaysia	100%
MP PLUS RM S.R.L	May 31, 2025	*	Romania	100%
Visenze Pte. Ltd.	August 15, 2025	*	Singapore	100%
Visenze Inc.	August 15, 2025	*	United States of America	100%
Visenze Technology (Beijing) Co., Ltd	August 15, 2025	*	China	100%
Subsquid Labs GmbH	October 9, 2025	*	Switzerland	100%
Scale Up Commerce Ltd.	October 29, 2025	*	United Kingdom	100%
Crownpeak Intermediate Holdings, Inc.	December 1, 2025	*	United States of America	100%
Crownpeak Technology, Inc.	December 1, 2025	*	United States of America	100%
Magus Research Limited	December 1, 2025	*	United Kingdom	100%
Evidon, Inc.	December 1, 2025	*	United States of America	100%
e-Spirit Inc.	December 1, 2025	*	United States of America	100%
Crownpeak Technology,GmbH.	December 1, 2025	*	Germany	100%
Ilumino, LLC	December 1, 2025	*	United States of America	100%
Aegean Bidco Limited	December 1, 2025	*	United Kingdom	100%
ATTRAQT Group Limited	December 1, 2025	*	United Kingdom	100%
ATTRAQT Limited	December 1, 2025	*	United Kingdom	100%
ATTRAQT, Inc.	December 1, 2025	*	United States of America	100%
Early Birds SAS	December 1, 2025	*	France	100%
Fredhopper B.V.	December 1, 2025	*	Netherlands	100%
Spring Technologies EOOD	December 1, 2025	*	Bulgaria	100%
Fredhopper (Australia) Pyt Ltd.	December 1, 2025	*	Australia	100%
Fredhopper GmbH	December 1, 2025	*	Germany	100%
Fredhopper SARL	December 1, 2025	*	France	100%
Techouts Inc.	December 1, 2025	*	United States of America	100%
Techouts Solutions India Private Limited	December 1, 2025	*	India	100%

2.3
Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable, provided that early adoption is permitted by the new or revised accounting standard. The Company has elected to not opt out of such extended transition period, which means that the Company, as an emerging growth company, can adopt new or revised standard at the same time as private companies. While the Company may early adopt the new or revised standard if the standard permits, it is able to avail itself of any additional transition time which is granted to private companies. This may make comparison of the Company’s Combined Consolidated Financial Statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

2.4
Liquidity

Pursuant to ASC 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), management must evaluate whether there are conditions and events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that these Combined Consolidated Financial Statements are issued. In accordance with ASC 205-40, management’s analysis can only include the potential mitigating impact of management’s plans that have not been fully implemented as of the issuance date if (a) it is probable that management’s plans will be effectively implemented on a timely basis, and (b) it is probable that the plans, when implemented, will alleviate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s financial statements have been prepared under the assumption that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for the foreseeable future.

As of December 31, 2025, the Company had an accumulated deficit of $359.6 million. For the year ended December 31, 2025, the Company incurred a net loss of $101.4 million and net cash used in operating activities was $63.1 million. Cash and cash equivalents totaled $111.1 million as of December 31, 2025, an increase of $101.4 million from December 31, 2024. The Company has a working capital deficit of $87.1 million as at December 31, 2025. The Company continues to incur losses while it develops its artificial intelligence-driven commerce and engagement solutions, targets customers and incurs costs for business combinations. The Company's primary sources of cash for these activities have been debt and equity financings. These conditions and events raise substantial doubt about the Company’s ability to continue as a going concern for a least one year from the date these combined consolidated financial statements are issued.

Management's plans to alleviate the substantial doubt about the Company’s ability to continue as a going concern, as described above, includes the following actions:

•
implement the Company's strategy focused on cost savings and operating efficiencies;
•
engage in negotiations with lenders to refinance the Company’s existing short-term debt obligations
•
utilize the Company's existing registered at-the-market equity program, which provides substantial available capacity and the ability to raise capital in a flexible and efficient manner;
•
and continue to raise capital through debt and equity financings. The Company has historically been able to raise capital to support its operations; there can be no assurance that such efforts will be successful, however management believes it to be probable. See below for recent equity financings.

The Company has recently raised $520.7 million from the following transactions:

•
On July 24, 2025, the Company entered into securities purchase agreements with certain investors pursuant to which the Company agreed to sell and issue to these investors in a private placement offering (the “July PIPE Financing”) 20,000,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $2.50 per Ordinary Share. The July PIPE Financing closed on July 25, 2025, resulting in aggregate gross proceeds to the Company of $50 million, before deducting the placement agent’s fee and offering expenses payable by the Company.
•
The Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000 in order to settle debt owed by Groupby to WAB. In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12,300,000 from the subsequent sale of the 5,857,143 Ordinary shares. On August 22, 2025, WAB completed its sale of the 5,857,143 Ordinary shares and realized proceeds of $17,955,271 from sale of these Ordinary Shares. This resulted in an excess of $5,655,271, which was returned to the Company. See below for more information.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

•
On September 18, 2025, the holders of all 5,000,000 warrants issued in a registered offering in December 2024 (the "Offering Warrants") elected to exercise their Offering Warrants, at an exercise price of $3.00 per Offering Warrant, for 5,000,000 ordinary shares of the Company, generating aggregate gross proceeds to the Company of $15 million.
•
On September 24, 2025, the Company entered into securities purchase agreements with certain qualified institutional investors, for the purchase and sale of 37,000,000 Ordinary Shares in a private placement (the “September PIPE Financing”) at a price of $5.40 per Ordinary Share for aggregate gross proceeds of approximately $200 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds of the September PIPE Financing for accelerated investment into its sales organization, potential accretive M&A opportunities, working capital and general corporate purposes, including further development of its Brain Commerce Platform, and expansion of Visual Search and Brain Checkout. This September PIPE Financing closed on September 25, 2025, resulting in aggregate gross proceeds to the Company of $200 million, before deducting the placement agent’s fee and offering expenses payable by the Company.
•
On November 28, 2025, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co., Roth Capital Partners, LLC, Northland Securities, Inc., Maxim Group LLC and A.G.P./Alliance Global Partners (each, a “Sales Agent” and collectively, the “Sales Agents”). Under the Sales Agreement, the Company may, from time to time, offer and sell Ordinary Shares having an aggregate amount of up to 48,034,860 Ordinary Shares (the “ATM Shares”), through or to one or more of the Sales Agents, acting as sales agent or principal. Any potential sale of the ATM Shares will be made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-291842) filed with the SEC on November 28, 2025 (the “Registration Statement”), including a base prospectus, and a prospectus dated November 28, 2025 relating to the offer and sale of the ATM Shares under the Sales Agreement (the “ATM Prospectus”). The Registration Statement and ATM Prospectus have been filed with the SEC on November 28, 2025 and declared effective by the SEC on December 19, 2025. As of the time of issuance of these combined consolidated financial statements, there have not been any sales of the ATM shares.
•
On January 20, 2026, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to sell and issue to these investors 62,500,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $4.00 per Ordinary Share. The 62,500,000 Ordinary Shares were offered and sold pursuant to an effective registration statement on Form F-3 (Registration No. 333-291842) filed with the U.S. Securities and Exchange Commission and a related prospectus supplement. This offering closed on January 21, 2026. The Company intends to use the net proceeds from the offering for accelerated investment into its sale organization, potential accretive M&A opportunities and general corporate and working capital purposes.
2.5
Use of estimates

The preparation of financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of financial statements and the results of operations during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, capitalized software and share-based compensation. Management believes that the estimates used in the preparation of the Combined Consolidated Financial Statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from estimates

2.6.
Foreign currency translation and transactions

The functional currency of the Company is the US dollar, being the currency in which the Company and its predecessor company, Rezolve Limited, predominantly generates cash through financing transactions and expended cash in. The subsidiaries have different functional currencies such as the Euro, British Pounds, Australian Dollars, Brazilian Real, Polish Zloty, Swiss Franc and Indian Rupee and New Taiwan Dollar which have been determined on the basis of the primary economic environment in which each entity of the Company operates. Management believes that each individual entity’s functional currency reflects the transactions, events and conditions under which the entity conducts its business.

Transactions denominated in currencies other than our or our subsidiaries’ functional currencies are recorded based on exchange rates at the time such transactions arise. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for non-monetary accounts, with exchange differences on remeasurement included in other income (expense), net in our consolidated statements of operations. Foreign subsidiaries that utilize foreign currency as their functional currency translate such currency into U.S. dollars using (i) the exchange rate on the balance sheet dates for assets and liabilities, (ii) the average exchange rates prevailing during the period for revenues and

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

expenses, and (iii) historical exchange rates for equity. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive income (loss) within shareholder’s deficit in the combined consolidated balance sheets and the combined consolidated statement of comprehensive income (loss).

With the exception of certain material transactions, the cash flows from our operations in foreign countries are translated at the average rate for the applicable period in our combined consolidated statements of cash flows. The impacts of material transactions generally are recorded at the applicable spot rates in our combined consolidated statements of operations and cash flows. The effects of exchange rates on cash balances held in foreign currencies are separately reported in our combined consolidated statements of cash flows.

2.7.
Cash

Cash comprises cash on hand and in current accounts which are readily available. The Company considers cash equivalents to be highly liquid investments with an original maturity at purchase of three months or less.

The Company’s cash are deposited in accounts at large, creditworthy financial institutions and is insured in accordance with the regulations of the financial institution's jurisdiction, for example the Company's cash held with financial institutions in the United Kingdom is insured up to £85,000 in accordance with the regulations of the United Kingdom’s Financial Conduct Authority. The Company's cash held with financial institutions in the United States of America are insured in accordance with Federal Deposit Insurance Company (“FDIC”) insurance limits.

The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash are held. The Company has not experienced any losses associated with cash held with financial institutions.

2.8.
Accounts receivable and Unbilled receivables, net

Accounts receivable and unbilled receivable, net consisted of the following as of:

	December 31, 2025	December 31, 2024
Accounts receivable	$36,094,398	$703,706
Allowance for credit losses	(1,934,514)	—
Unbilled receivable	5,016,435	—
Accounts receivable and unbilled receivable, net	$39,176,319	$703,706

Account receivable consists primarily of amounts related to fees charged to customers. Unbilled receivables arise when the timing of our billing to customers differs from the timing of revenue recognition for the obligations performed. Credit is extended based on evaluation of a customer’s financial condition and generally collateral is not required. Accounts receivable is stated at amounts due from customers net of an allowance for expected credit losses.

The allowance for expected credit losses is based upon our current estimate of lifetime expected credit losses related to uncollectible accounts receivable. The Company evaluates the need for an allowance for expected credit losses based on historical collection trends, prevailing and anticipated macroeconomic conditions and specific customer credit risk. The Company adopted ASU 2025-05 for the year ended December 31, 2025. ASU 2025-05 provides entities with an additional practical expedient for estimating expected credit losses on current accounts receivable arising from revenue transactions under ASC 606. Under this practical expedient, the Company is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable remain unchanged for the remaining life of those assets.

Accounts receivable at December 31, 2024 did not have any allowances created for expected credit losses. For the year ended December 31, 2024, 100% of the Company's revenue was derived from a single customer. The allowance for expected credit losses at December 31, 2025 relate entirely to customer contracts acquired in connection with business combinations completed during 2025.

2.9.
Acquisitions

The Company evaluates the facts and circumstances of each acquisition to determine whether the transaction should be accounted for as an asset acquisition or a business combination.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

The Company accounts for a business combination using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's preliminary estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations. Accordingly, these preliminary estimates are subject to change during the measurement period, which is up to one year from the date of the acquisition. A decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed in the acquisition from those valuations would result in a corresponding increase in the amount of goodwill from the acquisition. The acquisition-related transaction costs incurred by the Company are accounted for as expenses in the periods in which the costs were incurred and the services were received.

The Company accounts for an acquisition that is not business combination as an asset acquisition under ASC 805. The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. The Company use a cost accumulation model to determine the cost of the asset acquisition. Ordinary shares issued as consideration in an asset acquisition are measured based on the acquisition date fair value of the equity interests issued. Direct transaction costs are recognized as part of the cost of an asset acquisition. The cost of an asset acquisition, including transaction costs, are allocated to identifiable assets acquired and liabilities assumed based on a relative fair value basis. Goodwill is not recognized in an asset acquisition. If applicable, any difference between the cost of an asset acquisition and the fair value of the net assets acquired is allocated to the non-monetary identifiable assets based on their relative fair values.

The Company accounts for a transfer of net assets or an exchange of equity interests between entities under common control as a common control transaction. Under ASC 810-10-15-8, a controlling financial interest defined as ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity or individual, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. Under ASC 805-50-25-2, the Company (receiving entity), initially recognizes the assets and liabilities received at their carrying amounts in the financial statements of the transferring entity on the date of the transfer. Under ASC 805-50-30-5, the Company recognizes the difference between the proceeds transferred and the carrying amounts of the net assets received in equity (Additional Paid-in Capital). If a transaction combines two or more commonly controlled entities that historically have not been presented together, the resulting financial statements are, in effect, considered to be those of a different reporting entity. The resulting change in reporting entity requires retrospective combination of the entities for all periods presented as if the combination had been in effect since inception of common control in accordance with ASC 250-10-45-21.

For additional information about acquisitions, see Note 4.

2.10.
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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

2.11.
Intangible assets, net, crypto intangible assets, net and other digital assets, net

Computer software

Computer software acquired separately is measured on initial recognition at cost. Following initial recognition, such assets are carried at cost less any accumulated amortization and any accumulated impairment losses, however, there have been no indicators of impairment identified during the years ended December 31, 2025 and December 31, 2024.

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

The Company has not commenced amortizing the in-development software as it not yet ready for its intended use. The Company reviews internal-use software for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for internal-use software as of December 31, 2025 and December 31, 2024 and the years then ended.

Developed technology

We have developed technology that were acquired through a business combination. At the time of each acquisition, fair value was estimated using a relief from royalty method which included various assumptions requiring judgment, including projected future cash flows, discount rates, and market royalty rates.

The Company reviews developed technology for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for developed technology as of December 31, 2025 and December 31, 2024 and the years then ended. For additional information, see Notes 4 and 7.

Assets	Useful life
Developed technology	2-11 years

Customer contracts and related relationships

We have customer contracts and related relationships that were acquired through a business combination. At the time of each acquisition, fair value was estimated using an excess earnings methodology (MPEEM - Multi-Period Excess Earnings Method). The MPEEM is a variation of discounted cash-flow analysis which utilizes internally developed discounted future cash flow models and third-party valuation specialist models, which include various assumptions requiring judgment, including projected future cash flows and discount rates.

The Company reviews customer contracts and related relationships for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for customer contracts and related relationships as of December 31, 2025 and December 31, 2024 and the years then ended. For additional information, see Notes 4 and 7.

Assets	Useful life
Customer contracts and related relationships	4-7 years

Recruitment database

We have a recruitment database that was acquired through a business combination. At the time of the acquisition, fair value was estimated using a replacement cost method. The replacement cost method considers an estimate of the costs to recreate the

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

recruitment database (software, data acquisition, labor, overhead), opportunity costs representing forgone returns and obsolescence of the recruitment database.

The Company reviews the recruitment database for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. There were no indicators of impairment for the recruitment database as of December 31, 2025 and the year then ended. For additional information, see Notes 4 and 7.

Assets	Useful life
Recruitment database	3 years

Crypto intangible assets, net

Crypto intangible assets consists of crypto assets such as Bitcoin (“BTC”) and Ethereum (“ETH”).

The Company accounts for its crypto assets in accordance with ASC 350-60, Intangibles—Goodwill and Other—Crypto Assets. The Company’s crypto assets meet the definition of in-scope crypto intangible assets under this guidance.

The Company accounts for its crypto intangible assets as indefinite-lived intangible assets, as there are no legal, regulatory, contractual, competitive, economic, or other factors that limit their useful lives. Accordingly, crypto intangible assets such as BTC and ETH are considered to have indefinite useful lives.

Crypto intangible assets received in exchange for goods or services are initially measured at their fair value on the transaction date. Crypto intangible assets purchased for cash are initially recorded at cost, which includes the purchase price and any directly attributable transaction costs or fees. Subsequent to initial recognition, the Company measures all in-scope crypto intangible assets at fair value at each reporting period, with changes in fair value recognized in earnings in the period in which they occur.

Crypto intangible assets are presented separately from other intangible assets on the Company’s combined consolidated balance sheet within Crypto intangible assets, net. Gains and losses resulting from changes in fair value are included in Other income (expense), net in the combined consolidated statements of operations. For additional information, see Note 7.

Other digital assets, net

Other digital assets consist of SQD tokens, a utility token created and issued by Subsquid.

The SQD tokens do not qualify as a crypto asset within the scope of ASC 350-60.

In-scope and out-of-scope crypto intangible assets are subject to the same recognition and initial measurement guidance when purchased or otherwise acquired. SQD tokens that are purchased or otherwise acquired are initially measured at fair value on the transaction date. The fair value of SQD tokens is determined using a market approach based on the traded price observed on the transaction date. There is no pricing information available from a National Price Desk for SQD tokens that would otherwise represent a quoted price in an active market and qualify as a Level 1 input in the fair value hierarchy. Accordingly, the Company estimates fair value using pricing information obtained from market aggregators that compile trading data from active exchanges. The prices obtained from these market aggregators represent observable market data but are not directly quoted prices for identical assets in an active market. As a result, the Company classifies the inputs used in determining the fair value of SQD tokens as Level 2 inputs within the fair value hierarchy. These prices reflect active market transactions for SQD tokens at or near the measurement date.

For SQD tokens that are self-issued by Subsquid, rather than purchased or otherwise acquired, no specific capitalization criteria are met. Accordingly, costs incurred in connection with the creation of SQD tokens are expensed as incurred and are not capitalized, resulting in a carrying amount of zero for self-issued tokens.

The Company accounts for the SQD tokens as indefinite-lived intangible assets, as there are no legal, regulatory, contractual, competitive, economic, or other factors that limit their useful lives. Accordingly, utility tokens such as SQD tokens are considered to have indefinite useful lives.

Other digital assets are presented separately from other intangible assets on the Company’s combined consolidated balance sheet within Other digital assets , net.

Indefinite-lived digital assets are not amortized but are reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Such events or circumstances may include significant declines in market prices, adverse regulatory or legal developments, or other market-based indicators.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

During the fourth quarter of 2025, the market price of the SQD token experienced a significant decline, which the Company determined to be a triggering event requiring an interim impairment assessment. The SQD tokens were written down to the lowest observable market price during the reporting period. As a result, the Company recognized an impairment charge of approximately $63.3 million in the combined consolidated statements of operations for the year ended December 31, 2025.

For additional information, see Notes 4 and 7.

2.11.
Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified or separately recognized. Goodwill is subject to an impairment test at least annually or when events or changes in circumstances indicate that it may be impaired. In assessing impairment, the Company performs either a quantitative or a qualitative analysis.

Determining the fair value of the Company’s single reporting unit for goodwill requires significant estimates and judgments by management. When a quantitative analysis is performed, the Company generally uses the income approach, which requires several estimates, including future cash flows consistent with management’s strategic plans, sales growth rates and the selection of royalty rates and discount rates. There were no indicators of impairment for goodwill identified as of December 31, 2025 and the year then ended. For additional information, see Notes 4 and 7.

2.12.
Impairment of long-lived assets

The Company reviews assets, including the property and equipment and definite-life intangible assets, for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from use of the asset and its eventual disposition are less than the carrying amount. Impairment loss, if any, is measured as the difference between the fair value of an asset, as measured by discounted cash flows and the asset’s carrying value. There were no indicators of impairment for any of the long-lived assets as of December 31, 2025 and December 31, 2024 and the years then ended.

2.13.
Operating Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The interest rate used to determine the present value of the future lease payments is the Company's incremental borrowing rate, because the interest rate implicit in the Company's leases is not readily determinable. The Company's incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The operating lease ROU asset also includes any prepaid lease payments and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Certain lease agreements contain variable payments, which are expensed as incurred and not included in the lease assets and liabilities. These amounts primarily include payments for maintenance and utilities. Operating lease expense (excluding variable lease costs) is recognized on a straight-line basis over the lease term. See Note 15.

2.14.
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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

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

The Company also considers the impact, if any, of the dilutive effect of the shares of its common stock issuable upon conversion of the outstanding convertible debt in its diluted income per share.

2.15.
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

2.16.
Financial assets

When the terms of a financial asset involve returns that vary in timing or amounts, the Company evaluates the financial asset to determine if there are any freestanding or embedded derivatives that should be accounted for separately. The Company separates the embedded derivative from its host contract and account for as a derivative instrument “if and only if” all of the specified criteria in ASC 815 are met.

The fair value option (FVO) for financial instruments under ASC 825-10 can generally be applied to hybrid instruments, subject to certain limitations. In addition, ASC 815 provides an instrument-by-instrument fair value election for hybrid financial instruments that would require an embedded derivative to be bifurcated. Under either election, the hybrid financial instrument is carried at fair value with the change in fair value recognized currently in earnings, except for the effect of changes in own credit, which are recognized in other comprehensive income.

The Company holds deposits in certain stable coins, including US Dollar Tether (“USDT”) and USD Coin (“USDC”). Stable coins differ from other crypto assets in that they are designed to maintain a stable value by pegging their price to a fiat currency. USDT and USDC are each intended to maintain a value of approximately one US dollar per token. These stable coins meet the definition of a financial asset under ASC 825-10-20 because they represent a contractual claim on the issuer that obligates the issuer to deliver cash (US dollars) upon redemption. As a result, the Company accounts for these stable coin holdings as financial assets rather than as crypto intangible assets. Because the stable coins are designed to maintain a value equivalent to one U.S. dollar and are redeemable with the issuer, the carrying value of the Company’s stable coin deposits approximates fair value. Stable coin deposits of $2.43 million are included within Other receivables on the Company’s combined consolidated balance sheet as of December 31, 2025. The Company did not hold any stable coin deposits as of December 31, 2024.

2.17.
Revenue recognition

Under ASC 606, the Company determines revenue recognition through the following steps:

•
Identifying the contract, or contracts, with the customer: A contract with a customer exists when (1) the Company enters into an enforceable contract with a customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (2) the contract has commercial substance

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

and (3) the Company determines that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration;
•
Identifying the performance obligations in the contract: Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on their own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, the Company applies judgment to determine whether promised goods or services are capable of being distinct and distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation;
•
Determining the transaction price: The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer, net of sales taxes or value-added taxes.
•
Allocating the transaction price to performance obligations in the contract: Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”). When appropriate, the Company determines SSP based on data points that include the price at which the performance obligation has previously been sold through past transactions on a stand-alone basis, internally approved pricing guidelines and other relevant data points. If there is no observable SSP, it is estimated using judgment and considering all reasonably available information including but not limited to pricing practices, competitor pricing strategies and other observable inputs. When the SSP of a license or subscription and bundled maintenance and support services is highly variable and the contract also includes additional performance obligations with observable SSP, the Company first allocates the transaction price to the performance obligations with established SSPs and then applies the residual approach to allocate the remaining transaction price to the license or subscription and bundled maintenance and support services. If applying the residual approach results in zero or very little consideration being allocated to the performance obligation, the Company considers all reasonably available data to determine an appropriate allocation of the transaction price. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation;
•
Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services, see below for more information.

For revenue generated from contracts with customers involving another party, the Company evaluates whether it is acting as the principal or the agent in the transaction. This determination requires significant judgment and impacts the amount and timing of revenue recognized. The Company determines whether it is a principal or an agent, which is dependent on whether the Company has control of the specified goods or services before they are transferred to the customer, whether the Company is primarily responsible for fulfillment, whether the Company has inventory risk and whether the Company has latitude in establishing price. Revenues are recognized on a gross basis if the Company is acting in the capacity of a principal and on a net basis if it’s acting in the capacity of an agent.

The Company generates revenues primarily from two sources: (i) subscription-based SaaS offerings under our Brain Commerce platform, and (ii) professional services delivered on a cost-plus basis. These revenues are recognized in line with the nature of the services provided, as described below.

Revenue generated from cloud-based software solutions, include the SaaS (software as a service) products such as the following:

•
search experience tools that allow vendors to identify shopper intent and context, and provide high quality-search results to consumers searching for products on eCommerce channels, including configuration and ongoing technical support services.
•
geofencing software that allows vendors to track a customer's location when placing online orders for in-person pickup, including configuration and ongoing technical support services.

These cloud-based software solutions are sold to customers through hosting arrangements, whereby we run the software applications on our own platforms. Access to these platforms are provided to customers on either a consumption or subscription basis and generally have contract terms longer than a year. Revenues related to cloud-based software solutions provided on a consumption basis are recognized when the customer utilizes the cloud-based software solutions, based on the quantity consumed. Revenues related to cloud-based software solutions provided on a subscription basis are recognized ratably over the contract term as the customer receives

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

and consumes the benefits of the cloud-based software solutions. Usage-based fees earned in exchange for the use of the Company’s software licenses and subscription services in excess of committed usage are recognized in the period when usage occurs.

The Company may receive upfront, non-refundable consideration at which time the performance obligation has not yet been satisfied and will only be satisfied over time (over the duration of the contract term). This upfront, non-refundable consideration (deferred revenue) is recognized as revenue over time as the performance obligation is satisfied. The deferred revenue balance of $1,172,056 at December 31, 2024 resulted from the retrospective adjustment to the comparative Combined Consolidated Financial Statements as if Rezolve and Bluedot Industries had been combined from the beginning of the comparative period, as the entities were under common control for the entire comparative period. The deferred revenue balance of $46,500,843 at December 31, 2025 resulted from upfront payment received from contracts with customers for SaaS products and contracts with customers for geofencing software. The customer contracts generating this upfront revenue were acquired through acquisitions completed during year ended December 31, 2025. The deferred revenue balance will be recognized in the period that cloud-based software solutions are utilized or ratably over the contract term as the customer receives and consumes the benefit of the cloud-based software solutions and services, as discussed above.

Revenue related to configuration and ongoing technical support services are recognized ratably over the contract term as the customer receives and consumes the benefits of these services.

Revenues from the sale of professional services include information technology ("IT") and information technology enabled ("ITE") services. The Company provides professional services, which include project managers, specialists and engineers, recommending, designing and implementing IT solutions. The Company is primarily responsible for the fulfillment and acceptability of the professional services and has control over how to provide the requested services. As a result, the Company is the principal, and professional services revenue is recognized on a gross basis ratably over the contract term as the customer receives and consumes the benefits of these services.

The Company also continues earns revenue from commission from sales of football tickets for La Liga in Spain through its platform technology. La Liga pays a commission for each football ticket sold through our platform technology. Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when a football ticket is sold on our platform technology.

Disaggregation of revenue

The following table presents revenue by geographical region:

	Year ended December 31, 2025	Year ended December 31, 2024
North America	$19,854,003	$1,040,850
United Kingdom and Europe	23,343,545	187,788
Asia Pacific	3,602,551	784,929
Total Revenue	$46,800,099	$2,013,567

For the year ended December 31, 2025, the Company had one customer that accounted for more than 10% of the Company’s total revenue.

For the year ended December 31, 2024, 100% of the Company's revenue was derived from a single customer.

In the month ended December 31, 2025, the Company reported total revenue of $19,419,993.

Costs capitalized to obtain contracts with customers

Contract costs primarily consist of sales commission that qualify for capitalization since these payments are directly related to sales achieved during a time period. When the Company recognizes revenue related to these customer contracts ratably over the contract term as the customer receives and consumes the benefits of the cloud-based software solutions and services, the commission costs related to these customer contracts are amortized ratably over the same period.

Costs to obtain a contract that will be amortized within the succeeding 12-month period are classified as current and included in prepaid expenses and other current assets on the combined consolidated balance sheets. The remaining balance is classified as non-current and are included in other non-current assets on the combined consolidated balance sheets. Amortization expense is included in

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

sales and marketing expenses in the combined consolidated statements of operations. Deferred commissions are periodically analyzed for impairment.

The Company did not incur any costs to obtain contracts with customers during the year ended December 31, 2024. Costs capitalized during the year ended December 31, 2025 relate entirely to customer contracts acquired in connection with business combinations completed during 2025.

	December 31, 2025	December 31, 2024
Opening balance, net	$—	$—
Acquired through business combinations	4,791,598	—
Additions during the year	168,426	—
Amortization during the year	(183,581)	—
Closing balance, net	$4,776,443	$—
2.18.
Cost of revenue

Cost of revenues consists of expenses incurred directly in relation to the earning of revenues such as payroll and benefits for IT consultants and partner’s fees.

2.19.
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

At December 31, 2025, there have not been any changes in the internal organization that affects how the CODM allocates resources and assesses the performance of the Company.

As the Company operates as one operating segment, financial data provided in the consolidated financial statements, including total revenues of $46,800,099 and $2,013,567 for the years ended December 31, 2025 and 2024, respectively; total operating expenses of $133,656,954 and $140,534,307 for the years ended December 31, 2025 and 2024, respectively; consolidated net loss of $101,410,228 and $173,451,133 for the years ended December 31, 2025 and 2024, respectively; and total assets of $611,734,390 at December 31, 2025 and $21,168,892 at December 31, 2024, represent the performance of its single operating segment. The combined consolidated statements of operations reflect the same level of significant expense categories regularly provided to the CODM for decision-making purposes. Sales and marketing expenses reported in the combined consolidated statements of operations includes advertising expenses, payroll expenses, and consultancy charges, see Note 13 for more information. General and administrative expenses reported in the combined consolidated statements of operations includes IT expenses, legal and professional expenses, payroll expenses, consultancy charges and transaction related expenses, see Note 13 for more information.

The CODM does not review assets at a different level or category than those disclosed in the consolidated balance sheet.

2.20.
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

2.21.
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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

2.22.
Shareholders’ equity/(deficit) and reserves

Authorized and Outstanding Shares

As of December 31, 2025 and December 31, 2024, the Company has one class of issued shares, ordinary shares. On August 15, 2024, the Company’s series A shares were reclassified as ordinary shares, see note 2.1.

Each ordinary shareholder are entitled to one vote per share. Holders of ordinary shares are entitled to receive dividends out of any asset legally available for payment of dividends only when such dividends are declared by the Board of Directors and approved by the majority of the shareholders. As of December 31, 2025 and 2024, the Company’s Board of Directors had not declared any dividends for ordinary shares.

The authorized and outstanding shares as of December 31, 2025 and December 31, 2024 as are follows, reflecting the impact of the Pre-Closing Demerger transaction whereby one share in Rezolve AI plc was issued to shareholders of Rezolve Limited for each 6.13 shares held (see note 2.1):

•
Ordinary shares: £0.0001 nominal value 336,327,587 shares issued and outstanding as of December 31, 2025; 208,260,754 shares issued and outstanding as of December 31, 2024; 423,495,449 and 256,365,817 shares authorized as of December 31, 2025 and 2024.

Accumulated deficit includes current and prior period losses. Accumulated other comprehensive losses primarily consists of foreign currency translation reserves. Additional paid in capital primarily consists of additional subscription consideration received over and above the par value of the shares as well as the fair value of share-based payments.

2.23.
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

Fair value measurement at reporting date:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Description	Level 1	Level 2	Level 3
December 31, 2025
Fair value on recurring basis
(1) Share-based payment liability	$1,400,000	$—	$—
(2) Derivative liability	$—	$2,881,469	$—
(3) Crypto intangible assets	$102,801	$—	$—
(4) Contingent consideration	$—	$—	$51,050,570
Fair value on non-recurring basis
(5) Other digital assets	$—	$16,373,705	$—
December 31, 2024
Fair value on recurring basis
(1) Share-based payment liability	$1,400,000	$—	$—
(2) Derivative liability	$—	$2,579,875	$—
(2) Derivative asset	$—	$2,587,581	$—

(1)
See note 4 and note 8
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
(3)
Crypto assets received in exchange for goods or services are initially measured at their fair value on the contract inception date. Crypto assets purchased for cash are initially recorded at cost, which includes the purchase price and any directly attributable transaction costs or fees. Subsequent to initial recognition, the Company measures all in-scope crypto assets at fair value at each reporting period, with changes in fair value recognized in earnings in the period in which they occur.
(4)
Contingent consideration relates to recent acquisitions and is based on the post-acquisition performance of the acquired businesses. The consideration is reassessed at each reporting period. Contingent consideration is a Level 3 financial liability under topic ASC 820. Future anticipated payments in respect of contingent consideration are initially recorded at fair value, which is the present value of the expected cash outflows of the obligations. The obligations are dependent on the future financial performance of the businesses acquired. The fair value is estimated based on internal financial projections in relation to the acquisition. The valuation incorporates unobservable inputs, including forecasted performance of the acquired businesses, the probability of achieving targets, and the discount rate.
(5)
The fair value of SQD tokens is determined using a market approach based on the traded price observed on the transaction date. There is no pricing information available from a National Price Desk for SQD tokens that would otherwise represent a quoted price in an active market and qualify as a Level 1 input in the fair value hierarchy. Accordingly, the Company estimates fair value using pricing information obtained from market aggregators that compile trading data from active exchanges. The prices obtained from these market aggregators represent observable market data but are not directly quoted prices for identical assets in an active market. As a result, the Company classifies the inputs used in determining the fair value of SQD tokens as Level 2 inputs within the fair value hierarchy. These prices reflect active market transactions for SQD tokens at or near the measurement date.

The derivative asset at December 31, 2024 pertained to an option held by the Company to convert a promissory note payable to Northland Securities (see note 8). In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20,000,000 in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all of the advisor's loan payable but $1,135,000 into shares of the Company’s common stock at a price of $10.00 per share.

The derivative liabilities were triggered by conversion features embedded in promissory notes held by investors Cohen & Company Financial Management LLC (see note 8), J.V.B. Financial Group and Northlands Securities (see note 8). On August 15, 2024, the Company recognized derivative liabilities and an offsetting debt discount associated with the embedded conversion features in its senior secured convertible notes (see note 8), convertible promissory notes (see note 8) and advisors loans (see note 8). The Company previously did not bifurcate the embedded conversion features as derivatives due to the lack of an underlying share price prior to the Company's acquisition of Armada and listing of its Ordinary Shares on the NASDAQ.

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company’s cash in deposited in accounts at large financial institutions. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash are held.

Accounts receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the periods presented.

At December 31, 2025 and 2024, the following customers represent more than 10% of total accounts receivable.

	December 31, 2025	December 31, 2024
Servicios Liverpool, S.A. de C.V.	17%	—%
La Liga	Less than 10%	100%

Accounts payable include balances for work incurred by third parties for the benefit of the Company.

Foreign currency risk

During the year ended December 31, 2025, the Company’s revenue was denominated in US Dollar, the Euro (“EUR”), Great British Pounds (“GBP”), Australian Dollars (“AUD”), Swiss Franc (“CHF”), Polish Zloty (“PLN”), Singapore Dollar (“SGD”) and Indian Rupees (“INR”). Based upon the Company’s level of operations for the year ended December 31, 2025 , a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended December 31, 2025 by the following:

•
GBP against the US dollar by $1,913,635
•
EUR against the US dollar by $323,875
•
AUD against the US dollar $124,220
•
CHF against the US dollar $18,403
•
PLN against the US dollar by $79,173
•
SGD against the US dollar by $87,907
•
INR against the US dollar by $148,128

During the year ended December 31, 2024, the Company's revenue was denominated in EUR and AUD. Based on the Company's level of operations for the year ended December 31, 2024, a sensitivity analysis shows that a 10% appreciation or depreciation in these currencies against the US dollar would have increased or decreased, respectively, the Company’s revenue for the year ended December 31, 2024 by the following:

•
EUR against the US dollar by $18,779
•
AUD against the US dollar by $182,578
2.24.
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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

As a result of operating losses in most of the geographies where the Company operates, we concluded that our deferred tax assets on unutilized tax losses were not more likely than not to be realized in the future and a full valuation allowance has been recorded.

2.25.
Loss and earnings per share

In accordance with ASC 260 Earnings Per Share, basic earnings per share, basic net loss per share is based on the weighted average number of ordinary shares issued and outstanding and is calculated by dividing net loss attributable to ordinary shareholders by the weighted average shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares used in the net loss per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding. If the Company reports a net loss, the computation of diluted loss per share excludes the effect of dilutive ordinary share equivalents, as their effect would be antidilutive. Diluted loss per share is equal to the net loss per share as all potentially dilutive securities are anti-dilutive in the periods presented. For the years ended December 31, 2025 and 2024 the Company incurred net losses and therefore no potential dilutive ordinary share were utilized in the calculation of losses per share.

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

The following table presents the potential shares of ordinary shares outstanding that were excluded from the computation of diluted net loss per share of ordinary shares as of the periods presented because including them would have been antidilutive:

	December 31, 2025	December 31, 2024
Convertible debt (note 8)	700,389	10,944,628
Shares payable (note 8)	4,692,607	1,543,664
Warrants	8,019,976	13,019,976
Share options	5,254,232	17,559,511
Convertible promissory notes	171,905	2,639,169
Advisors Loans (note 8)	—	2,335,092
Total	18,839,109	48,042,040

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

2.26.
Advertising expenses

Advertising costs are expensed as incurred. See Note 13 for more information.

2.27.
Reclassifications

Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net income, total assets, total liabilities, or shareholders’ equity. During the year ended December 31, 2024, research and development expenses were presented in the combined consolidated statement of operations within

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

the General and administrative expenses line. In the combined consolidated statement of operations for the year ended December 31, 2025, research and development expenses from the comparative period have been reclassified to conform to the current period presentation.

3.
Recently issued and adopted accounting pronouncements

In December 2025, the Financial Accounting Standards Board (the “FASB”) issued ASU 2025‑11, Interim Reporting (Topic 270): Narrow‑Scope Improvements. The amendments clarify the applicability, content, and disclosure requirements for interim financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). The objective of ASU 2025‑11 is to improve the clarity and navigability of Topic 270 by consolidating existing interim reporting guidance, specifying required disclosures, and establishing a principle that entities disclose events and changes occurring after the most recent annual reporting period that have a material impact on the entity. ASU 2025‑11 is effective for interim periods within annual periods beginning after December 15, 2028, with early adoption permitted. The Company is evaluating the impact on the Company’s interim reporting and disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Accounting for Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (ASU 2025-10) to establish authoritative guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance will be effective for the annual periods beginning after December 15, 2029 including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance can be applied using a modified prospective, modified retrospective, or under a retrospective approach. The Company is currently evaluating the impact of ASU 2025-10 on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815) - Hedge Accounting Improvements (“ASU 2025-09”). The amendments in this update aim to better align financial reporting with an entity's risk management strategies. It makes improvements in five key areas to help entities achieve and maintain hedge accounting for highly effective economic hedges. Improvements include changes to similar risk assessment for cash flow hedges, a new model for Choose-Your-Rate debt instruments, a principles-based approach for non-financial forecasted transactions, clarification on net written options, and addressing the mismatch in dual-hedge accounting ASU 2025-09 is effective for annual periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact of ASU 2025-09 on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08 "Financial Instruments — Credit Losses (Topic 326): Purchased Loans." ASU 2025-08 expands the population of acquired financial assets subject to the gross-up approach to purchased seasoned loans. Under the gross-up approach, acquired financial assets that are determined to be seasoned are recognized at amortized cost basis offset by allowance for credit losses at acquisition. No provision for loan losses is recognized at acquisition. All non-purchase credit deteriorated loans acquired in a business combination are deemed seasoned. Other non-purchase credit deteriorated loans are deemed seasoned if purchased at least ninety days after origination and the acquirer was not involved in the origination. This update is effective for annual and interim periods beginning after December 15, 2026, with early adoption permitted. Entities should apply the amendments prospectively to loans acquired on or after the adoption date. The Company is currently evaluating the impact of the adoption of ASU 2025-08 on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging and Revenue from Contracts with Customers, which refines the scope of the guidance on derivatives in ASC 815 and clarifies the guidance on share-based payments from a customer in ASC 606. This ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those annual reporting periods, with early adoption permitted. The guidance can be applied prospectively to new contracts entered into on or after the date of adoption or on a modified retrospective basis for contracts existing as of the beginning of the annual reporting period of adoption. The Company is currently evaluating the impacts of ASU 2025-07 on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025‑06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software ("ASU 2025-06"). ASU 2025-06 removes the existing project stage model and introduces new capitalization criteria based on management authorization and the probability of project completion. It also clarifies the treatment of software development uncertainty and incorporates guidance on website development costs. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of ASU 2025-06 on its consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

In July 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 also provides an accounting policy election which allows an entity to consider cash collection activity after the balance sheet date when estimating expected credit losses on current accounts receivable and current contract assets. The accounting policy election is available to entities other than public business entities, and it may only be made if the above practical expedient is also elected. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods in those years. Entities that elect the practical expedient and, if applicable, make the accounting policy election are required to apply the amendments prospectively. The Company adopted the guidance for the year ended December 31, 2025. The adoption did not have a material effect on its consolidated financial statements.

In May 2025, the FASB issued ASU No. 2025-04, “Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer.” This ASU clarifies the accounting treatment of share-based compensation payable to a customer. This guidance is effective for the Company for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of adopting ASU 2025-04 on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity.” This ASU clarifies the guidance regarding the identification of the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity. This guidance is effective for the Company for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of adopting ASU 2025-03 on its consolidated financial statements and related disclosures.

In March 2025, the FASB issued ASU 2025-02, Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”). This update revises the SEC paragraphs in the Codification, primarily within Liabilities (Topic 405), to align with the SEC staff’s issuance of SAB 122, which rescinds SAB 121 related to safeguarding obligations for crypto-asset platforms. The update does not create new GAAP requirements but removes obsolete SEC guidance superseded by SAB 122. ASU 2025-02 is effective for annual reporting periods beginning after December 15, 2024, with retrospective application required. The Company adopted the guidance for the year ended December 31, 2025. The adoption did not have a material effect on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"). The ASU requires a public business entity to provide disaggregated disclosures of certain categories of expenses on an annual and interim basis including purchases of inventory, employee compensation, depreciation, and intangible asset amortization for each income statement line item that contains those expenses. ASU 2024-03, as clarified by ASU 2025-01 is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the impact of adopting ASU 2024-03 on its consolidated financial statements and related disclosures.

In March 2024, Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2024-02, Codification Improvements—Amendments to Remove References to the Concepts Statements (“ASU 2024-02”), which is intended to simplify the Codification and draw a distinction between authoritative and non-authoritative literature. ASU 2024-02 is effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company adopted the guidance for the year ended December 31, 2025. The adoption did not have a material effect on its consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires additional disclosures related to rate reconciliation, income taxes paid, and other disclosures. Under ASU 2023-09, for each annual periods presented, public entities are required to (1) disclose specific categories in the tabular rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires all reporting entities to disclose on an annual basis the amount of income taxes paid disaggregated by federal, state, and foreign taxes as well as the amount of income taxes paid by individual jurisdiction. ASU

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

2023-09 is effective for the Company for annual periods beginning after December 15, 2025, and can be applied on a prospective basis with an option to apply the standard retrospectively. Early adoption is permitted. The Company adopted the guidance on a prospective basis for the year ended December 31, 2025. The adoption did not have a material effect on its consolidated financial statements.

4.
Acquisitions

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

GroupBy is an enterprise-grade site search, product discovery, and merchandising solutions provider. GroupBy will both strengthen the Company's market position in transforming digital commerce experiences and extend its North American footprint, opening doors to new growth opportunities and deepening relationships with enterprise clients.

On March 25, 2025, the Company closed the GroupBy acquisition. As consideration for the GroupBy acquisition, the Company issued an aggregate of 3,999,902 of its ordinary shares to the Sellers. For shares issued as consideration in the acquisition, the fair value of the equity securities included in the consideration transferred was determined based on the quoted market price of the Company’s common stock on the issuance date. This was a non-cash transaction.

The Company accounted for the GroupBy acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

The fair value of identifiable intangible assets, including customer contracts and developed technology, was determined with the assistance of an independent third-party valuation specialist using valuation methodologies consistent with the fair value measurement framework in ASC 820, including the relief-from-royalty method and the multi-period excess earnings (MME) method.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending March 25, 2026.

The total purchase price consideration of $5.8 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Consideration
3,999,902 ordinary shares of Rezolve	$5,759,859
Fair value of total consideration transferred	$5,759,859
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	1,733,326
Accounts receivable	9,781,814
Prepaid expenses and other current assets	1,235,761
Developed technology (intangible asset)	19,661,728
Customer contracts and related relationships (intangible asset)	15,652,376
Other non-current assets	180,927
Accounts payable and accrued liabilities	(16,828,415)
Deferred revenue	(18,850,509)
Debt	(12,300,000)
Deferred tax liabilities	(3,992,235)
Other liabilities	(97,343)
Total identifiable net assets	$(3,822,570)
Goodwill	9,582,429
Total estimated preliminary purchase price allocation	$5,759,859

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Groupby's respective products and services. Goodwill will not be deductible for tax purposes.

The Company recognized $1.4 million of transaction costs, primarily related to regulatory, financial advisory, and legal fees, in operating expenses in the combined consolidated statements of operations during the year ended December 31, 2025.

The following table presents amounts of GroupBy's revenue and net loss included in the Company's condensed interim combined consolidated statements of operations for year ended December 31, 2025 and the unaudited pro forma combined results of the Company and GroupBy as if the Groupby acquisition had occurred on January 1, 2024:

	Revenue	Net (loss)/income
GroupBy actual from March 25, 2025 to December 31, 2025	$17,686,268	$(13,675,917)
Unaudited pro forma combined from January 1, 2025 to December 31, 2025	51,173,486	(103,836,533)
Unaudited pro forma combined from January 1, 2024 to December 31, 2024	20,904,501	(193,086,491)

Bluedot Acquisition

On February 4, 2025, the Company entered into a purchase agreement with DBLP Sea Cow Ltd (“DBLP”), to acquire the entire issued and to be issued share capital of each of Bluedot Industries, Inc. and Bluedot Industries Pty. Ltd, together “Bluedot Industries”. As consideration for this acquisition, the Company issued 819,737 ordinary shares of the Company at $2.58 per share to DBLP.

DBLP is a related party and is wholly legally owned by Daniel Wagner, a director of DBLP and the Company. Prior to his death, DBLP was beneficially owned by John Wagner, a former director of Rezolve.

On March 17, 2025, the Company entered into a share purchase agreement with Tanist Group Limited (“Tanist Group”) pursuant to which the Company acquired 100% of the issued and outstanding shares of Bluedot Innovation Pty. Ltd (“Bluedot Innovation”). As consideration for this acquisition, the Company issued 1,941,111 ordinary shares of the Company at $1.75 per share to the Tanist Group.

Bluedot Industries, Inc., Bluedot Industries Pty. Ltd. and Bluedot Innovation Pty. Ltd, together “Bluedot”, is a developer of mobile location technology.

On February 20, 2025 and March 17, 2025, the Company closed the Bluedot acquisitions and issued the above mentioned ordinary shares as consideration to DBLP and the Tanist Group, respectively. This was a non-cash transaction.

The Company accounted for the Bluedot Industries acquisition as a common control transaction as it was an exchange of equity interests in Bluedot between two entities, the Company and DBLP, both under the control of Daniel Wagner. As noted above, DBLP is a related party and is wholly legally owned by Daniel Wagner, a director of DBLP and the Company. Prior to his death, DBLP was beneficially owned by John Wagner, a former director of Rezolve. Additionally, as disclosed in Item 16.G of this Report, Daniel Wagner, the Company’s founder and Chief Executive Officer controls 75% of the voting power of the Company’s outstanding capital

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

stock. Under ASC 810-10-15-8, a controlling financial interest defined as ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity or individual, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. Therefore under ASC 805, Daniel Wagner has the power to control the Company. The Company initially recognized the assets and liabilities received at their carrying amounts in the financial statements of the transferring entity (Bluedot Industries) on the date of the transfer. The Company recognized the difference between the proceeds transferred and the carrying amounts of the net assets received in Additional Paid-in Capital. The Company retrospectively adjusted its historical consolidated financial statements to include the net assets of Bluedot Industries for all periods during which the Company and DBLP were under common control. This resulted in the retrospective adjustment of the Combined Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024 as if common control transaction occurred on January 1, 2024.

The Company accounted for the acquisition of Bluedot Innovation as an asset acquisition under ASC 805. The total consideration transferred was allocated to the acquired assets based on their relative fair values using a cost accumulation model. Because the transaction was accounted for as an asset acquisition, goodwill was not recognized. As a result, the Company recognized an intangible asset for patents and trademarks acquired of $4.5 million (see Note 7) and deferred tax liabilities of $1.1 million.

Mpower acquisition

On May 31, 2025, the Company entered into a purchase agreement with Avirup Chakraverty and Mirali Mulodjanov (the “Mpower sellers”) to acquire the entire issued and to be issued share capital of Mpower Plus Global Limited (“Mpower”).

Mpower provides information technology consultancy services through the placement of information technology consultants at customers to fulfill both their local and global information technology needs.

On May 31, 2025, the Company closed the Mpower acquisition. As consideration for the Mpower acquisition, the Company issued an aggregate of 804,833 of its ordinary shares to the Mpower sellers. For shares issued as consideration in the acquisition, the fair value of the equity securities included in the consideration transferred was determined based on the quoted market price of the Company’s common stock on the issuance date. This was a non-cash transaction.

The Company accounted for the Mpower acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

The fair value of identifiable intangible assets, including customer contracts and the recruitment database, was determined with the assistance of an independent third-party valuation specialist using valuation methodologies consistent with the fair value measurement framework in ASC 820, including the replacement method and the multi-period excess earnings (MME) method.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending May 31, 2026.

The total purchase price consideration of $1.5 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Consideration
804,833 ordinary shares of Rezolve	$1,529,183
Fair value of total consideration transferred	$1,529,183
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	63,221
Accounts receivable	428,334
Prepaid expenses and other current assets	287,069
Customer contracts and related relationships (intangible asset)	1,105,910
Recruitment database (intangible asset)	491,970
Other assets	1,753
Accounts payable and accrued liabilities	(189,613)
Accrued expenses and other payables	(537,437)
Deferred tax liabilities	(377,541)
Other liabilities	(793,506)
Total identifiable net assets	$480,160
Goodwill	1,049,023
Total estimated preliminary purchase price allocation	$1,529,183

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Mpower's respective services. Goodwill will not be deductible for tax purposes.

The impact of transaction costs, primarily related to regulatory, financial advisory, and legal fees, recognized in operating expenses in the combined consolidated statements of operations during the year ended December 31, 2025 was not material.

Pro forma results of operations have not been presented as the impact on the Company’s combined consolidated statements of operations for the year ended December 31, 2025 is not material.

Prediqt acquisition

On June 2, 2025, the Company entered into a purchase agreement with Subhalakshmi Samanta, Kalpadip Basu, Kalyan Kar, Indranil Mukhopadhyay and Sauvik Bannerjjee (the “Prediqt sellers”) to acquire the entire issued and to be issued share capital of Prediqt Business Solutions Private Limited (“Prediqt”).

Sauvik Bannerjjee has served as the CEO Products, Technology, and Digital Services of Rezolve since August 2022. Mr. Banerjjee is also an executive officer of Rezolve.

Prediqt provides technology-enabled services, intelligent business solutions, predictive prowess, AI and analytics to assist businesses in leveraging insights for strategic decision-making.

On June 2, 2025, the Company closed the Prediqt acquisition. As consideration for the Prediqt acquisition, the Company paid a cash consideration of $100,000 to the Prediqt sellers.

The Company accounted for the Prediqt acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

The fair value of identifiable intangible assets, including customer contracts, was determined with the assistance of an independent third-party valuation specialist using valuation methodologies consistent with the fair value measurement framework in ASC 820, including the relief-from-royalty method and the multi-period excess earnings (MME) method.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending June 2, 2026.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

The total purchase price consideration of $0.1 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

Consideration
Cash consideration	$100,000
Fair value of total consideration transferred	$100,000
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	19,112
Accounts receivable	88,367
Customer contracts and related relationships (intangible asset)	325,787
Fixed assets	18,332
Other assets	107,709
Accounts payable and accrued liabilities	(163,590)
Debt	(241,679)
Other liabilities	(51,937)
Total identifiable net assets	$102,101
Gain on bargain purchase	(2,101)
Total estimated preliminary cost allocation	$100,000

The impact of transaction costs, primarily related to regulatory, financial advisory, and legal fees, recognized in operating expenses in the combined consolidated statements of operations during the year ended December 31, 2025 was not material.

Pro forma results of operations have not been presented as the impact on the Company’s combined consolidated statements of operations for the year ended December 31, 2025 is not material.

ViSenze acquisition

On August 7, 2025, the Company entered into a purchase agreement with ViSenze PTE Ltd (“ViSenze” or the “ViSenze Sellers”), to acquire the entire issued and to be issued share capital of ViSenze.

ViSenze provides commerce search and product discovery solutions for retailers. ViSenze’s artificial intelligence and machine learning platform offers semantic search and product recommendation capabilities that utilize multi-modal data to interpret customer intent and shopping objectives, enabling retailers to enhance product discovery and customer engagement.

On August 7, 2025, Rezolve closed the ViSenze acquisition. As consideration for the ViSenze acquisition, the ViSenze Sellers received $1.0 million in Rezolve AI plc ordinary shares. For shares issued as consideration in the acquisition, the fair value of the equity securities included in the consideration transferred was determined based on the volume-weighted average price (“VWAP”), as defined in the purchase agreement. The ViSenze Sellers will also receive an earn-out consideration in Rezolve AI plc ordinary shares based on the annual recurring revenue of ViSenze over a 24 month period from the closing date. As the monetary value of this contingent consideration is based solely on revenue targets achieved by ViSenze in the earnout periods and will be settled in a variable number of the Company's ordinary shares, the Company recorded it as a liability at its fair value as of the acquisition date. The fair value of the contingent consideration liability was determined using a discounted cash flow (DCF) model with the assistance of a third-party valuation specialist. The Company will remeasure the liability for the contingent consideration at fair value each reporting period until the contingency is resolved. The Company will recognize changes in fair value in earnings each period. At December 31, 2025, the Company recognized a liability of $2.8 million for this contingent consideration in the combined consolidated balance sheet. This was a non-cash transaction.

The Company accounted for the ViSenze acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

The fair value of identifiable intangible assets, including customer contracts and developed technology, was determined with the assistance of an independent third-party valuation specialist using valuation methodologies consistent with the fair value measurement framework in ASC 820, including the relief-from-royalty method and the multi-period excess earnings (MME) method.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending August 7, 2026.

The total purchase price consideration of $ 3.8 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

Consideration
328,960 ordinary shares of Rezolve	$1,000,000
Contingent consideration	2,805,930
Fair value of total consideration transferred	$3,805,930
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	87,507
Accounts receivable	226,726
Prepaid expenses and other current assets	200,097
Developed technology (intangible asset)	3,689,000
Customer contracts and related relationships (intangible asset)	1,260,000
Other non-current assets	111,998
Accounts payable and accrued liabilities	(595,544)
Deferred revenue	(638,464)
Debt	(4,150,000)
Other liabilities	(101,942)
Total identifiable net assets	$89,378
Goodwill	3,716,552
Total estimated preliminary purchase price allocation	$3,805,930

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and ViSenze's respective products and services. Goodwill will not be deductible for tax purposes.

The impact of transaction costs, primarily related to regulatory, financial advisory, and legal fees, recognized in operating expenses in the combined consolidated statements of operations during the year ended December 31, 2025 was not material.

Pro forma results of operations have not been presented as the impact on the Company’s combined consolidated statements of operations for the year ended December 31, 2025 is not material.

Smartpay and Truther acquisitions

On October 2, 2025, the Company entered into an asset purchase agreement with Smartpay Digital Services Limitada, a Brazilian limited liability company (sociedade limitada) (“Smartpay”), and Rocelo Lopes (the “Smartpay Seller”), the founder and beneficial owner of all of the equity interests in Smartpay. Pursuant to the agreement, the Company acquired the assets used in Smartpay’s digital payment platform (the “Smartpay Acquisition”).

Smartpay operates a crypto-based digital payment platform that enables users to generate payment links for multiple cryptocurrencies, including Bitcoin (BTC), Ethereum (ETH), Solana (SOL), Arbitrum, Base, and Binance Coin (BNB). The platform automatically forwards approximately 98% of each transaction to users’ digital wallets or merchant accounts. Smartpay also offers official plugins for WooCommerce and PrestaShop, allowing merchants to accept cryptocurrency payments on their e-commerce websites.

The Smartpay Acquisition closed on October 2, 2025. As consideration for the Smartpay acquisition, the Smartpay Seller received USD Tether (“USDT”) 1.9 million. USDT is pegged to the US Dollar, 1 USDT ≈ 1 US dollar, therefore the carrying value equals its fair value. The Smartpay Seller will also receive USDT 2.0 million in Rezolve AI plc ordinary shares. This equivalent of USDT 2.0 million in Rezolve AI plc ordinary shares to be issued as soon as reasonably practicable after the closing date have not been issued as

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

of December 31, 2025. The Company recognized a liability equivalent to USDT 2.0 million included in Ordinary Shares Payable in the combined consolidated balance sheet at December 31, 2025.

The Company accounted for the Smartpay Acquisition as an asset acquisition in accordance with ASC 805. The total consideration transferred was allocated to the acquired assets based on their relative fair values using a cost accumulation model. Because the transaction was accounted for as an asset acquisition, goodwill was not recognized. As a result, the Company recognized an intangible asset related to Smartpay’s digital payment platform with a value of $3.9 million (see Note 7).

On October 2, 2025, the Company entered into an asset purchase agreement with Truther Digital Services Limitada, a Brazilian limited liability company (sociedade limitada) (“Truther”), and Rocelo Lopes (the “Truther Seller”), the founder and beneficial owner of all of the equity interests in Truther. Pursuant to the agreement, the Company acquired the assets used in Truther’s digital payment platform (the “Truther Acquisition”).

Truther operates an open finance platform that integrates blockchain technology with the traditional financial system. The platform enables users to buy and sell crypto currencies, including USDT, BTC, and VRL, and provides functionality for instant PIX payments, bill payments, ATM withdrawals, and self-custody of digital assets through user-controlled private keys. The platform is designed to facilitate transactions between blockchain-based assets and traditional financial infrastructure in compliance with applicable regulatory requirements.

The Truther Acquisition closed on October 2, 2025. As consideration for the Truther acquisition, the Truther Seller received USDT 0.1 million. USDT is pegged to the US Dollar, 1 USDT ≈ 1 US dollar, therefore the carrying value equals its fair value.

The Company accounted for the Truther Acquisition as an asset acquisition in accordance with ASC 805. The total consideration transferred was allocated to the acquired assets based on their relative fair values using a cost accumulation model. Because the transaction was accounted for as an asset acquisition, goodwill was not recognized. As a result, the Company recognized an intangible asset related to Truther’s digital payment platform with a value of $0.1 million (see Note 7).

Subsquid acquisition

On October 8, 2025, the Company entered into a purchase agreement with Marcel Fohrmann (the “Subsquid Seller”), the beneficial owner of all of the issued and outstanding equity interests in Subsquid Labs GmbH (“Subsquid”), pursuant to which the Company agreed to acquire 100% of the issued and to be issued share capital of Subsquid (the “Subsquid Acquisition”). The Subsquid Acquisition was completed on October 9, 2025.

Our acquisition of Subsquid provides Rezolve with a proprietary, distributed blockchain database. This removes reliance on third-party ledgers and allows Rezolve to run its own massive global transaction ledger on decentralized enterprise data infrastructure. Subsquid has also issued a proprietary utility token, SQD tokens, which are purchased by customers and used to access and consume blockchain data and related services made available through Subsquid’s platform.

The aggregate consideration transferred to the Subsquid Seller in connection with the Subsquid Acquisition consists of the following components: (i) a cash payment of $3.6 million paid at closing; (ii) the equivalent of $1.5 million in Rezolve AI plc ordinary shares to be issued as soon as reasonably practicable after the closing date; and (iii) a commitment by the Company to purchase the equivalent of $10.0 million of SQD Tokens within 14 days following the closing date.

For shares issued as consideration in the acquisition, the fair value of the equity securities included in the consideration transferred was determined based on the volume-weighted average price (“VWAP”), as defined in the purchase agreement.

The Company accounted for the Subsquid acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending October 9, 2026.

The total purchase price consideration of $14.2 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Consideration
Cash consideration	$3,560,000
242,633 ordinary shares of Rezolve	679,487
SQD tokens	10,000,000
Fair value of total consideration transferred	$14,239,487
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	2,025,579
Short-term investments	3,000,000
Prepaid expenses and other current assets	8,254,371
Property and equipment	170,352
Other digital assets - SQD tokens	69,947,197
Intangible assets -other	144,417
Other non-current assets	657,862
Accrued expenses and other payables	(342,546)
Deferred tax liabilities	(8,321,401)
Total identifiable net assets	$75,535,831
Gain on bargain purchase	(61,296,344)

The gain on bargain purchase was recognized only after reassessing whether the items exchanged in the business combination were appropriately recognized and measured. The gain on bargain purchase was primarily driven by the valuation of the SQD tokens acquired on the acquisition date; in accordance with ASC 805, the SQD tokens held by Subsquid at the acquisition date were measured at fair value, which was determined using a Level 2 fair value input based on prices obtained from the market aggregators which represent observable market data but are not directly quoted prices for identical assets in an active market. See note 2.11 and note 2.23 for more information.

The impact of transaction costs, primarily related to regulatory, financial advisory, and legal fees, recognized in operating expenses in the combined consolidated statements of operations during the year ended December 31, 2025 was not material.

Pro forma results of operations have not been presented as the impact on the Company’s combined consolidated statements of operations for the year ended December 31, 2025 is not material.

Scale-Up acquisition

On October 29, 2025, the Company entered into a purchase agreement with Scale Up Holding LLC and its shareholders (the “Scale Up Sellers”) to acquire 100% of the issued and outstanding share capital of Scale Up Commerce Limited (“Scale Up”). The acquisition was completed on October 29, 2025.

Scale Up operates the software platform which provides its customers with tools for analyzing profitability, advertising performance, and automating reimbursement claims against third parties.

As consideration, the Scale Up Sellers are entitled to contingent consideration in the form of an earn-out arrangement, structured as four separate payments over a four-year period following the closing date. The earn-out payments are subject to the achievement of specified annual revenue and EBITDA targets of Scale Up. The earn-out consideration may be settled, at the sole discretion of Rezolve AI plc, in either ordinary shares of Rezolve AI plc or cash. The earn-out payments are accounted for as contingent consideration. As the monetary value of this contingent consideration is based solely on variations in annual revenue and EBITDA earned by Scale Up in the earnout periods, the Company recorded it as a liability at its fair value as of the acquisition date. The Company will remeasure the liability for the contingent consideration at fair value each reporting period until the contingency is resolved. The Company will recognize changes in fair value in earnings each period. At December 31, 2025, the Company recognized a liability of $45.8 million for this contingent consideration.

The Company accounted for the acquisition of Scale Up as an asset acquisition under ASC 805. The total consideration transferred was allocated to the acquired assets based on their relative fair values using a cost accumulation model. Because the transaction was accounted for as an asset acquisition, goodwill was not recognized. As a result, the Company recognized intangible assets for intellectual property of $6.2 million and customer lists of $50.2 million (see Note 7) and deferred tax liabilities of $10.3 million.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Crownpeak acquisition

On December 1, 2025, the Company completed the acquisition (the “Crownpeak Acquisition”) of the issued share capital of Crownpeak Intermediate Holdings, Inc.,(“Crownpeak”), pursuant to a sale and purchase agreement (the “Crownpeak Purchase Agreement”) with Crownpeak Technology Holdings, Inc, (the “Crownpeak Seller”).

Crownpeak provides enterprise software solutions designed to support digital experience management and product discovery. Its offerings include Fredhopper, an artificial intelligence-driven product discovery and search platform, and FirstSpirit, an enterprise content management system. These solutions enable businesses to maintain control over their digital content, scale their digital operations, and deliver inclusive, accessible, and personalized digital experiences to their customers.

The purchase price for the Crownpeak Acquisition was $81.0 million. The consideration under the Crownpeak Purchase Agreement is composed of the following to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Loan Note”) and a $30,000,000 tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11,127,780 ordinary shares with an approximate value of $31.0 million based on an issuance price of $2.79 per ordinary share.

The Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Loan Note matures on April 1, 2027 and the Second Loan Note matures on December 31, 2027. The Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

The Company accounted for the Crownpeak acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

The fair value of identifiable intangible assets, including customer contracts and developed technology, was determined with the assistance of an independent third-party valuation specialist using valuation methodologies consistent with the fair value measurement framework in ASC 820, including the relief-from-royalty method and the multi-period excess earnings (MME) method.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending December 1, 2026.

The total purchase price consideration of $81.0 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Consideration
11,127,780 ordinary shares of Rezolve	$31,046,506
First Loan Notes	20,000,000
Second Loan Notes	30,000,000
Fair value of total consideration transferred	$81,046,506
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	3,929,662
Accounts receivable	8,084,664
Prepaid expenses and other current assets	3,385,091
Property and equipment	155,961
Trade Names (intangible asset)	5,500,000
Developed technology (intangible asset)	37,500,000
Customer contracts and related relationships (intangible asset)	83,500,000
Right of use assets	1,194,371
Other non-current assets	3,846,120
Accounts payable and accrued liabilities	(5,687,807)
Accrued expenses and other payables	(5,289,270)
Debt	(151,921,625)
Deferred revenue	(22,574,337)
Lease liabilities	(1,226,647)
Other current liabilities	(4,213,436)
Deferred tax liabilities	(21,845,741)
Other non-current liabilities	(105,125)
Total identifiable net assets	$(65,768,119)
Goodwill	146,814,625

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Crownpeak's respective products and services. Goodwill will not be deductible for tax purposes.

The Company recognized $7.0 million of transaction costs, primarily related to regulatory, financial advisory, and legal fees, in operating expenses in the combined consolidated statements of operations during the year ended December 31, 2025.

The following table presents amounts of Crownpeak's revenue and net loss included in the Company's combined consolidated statements of operations for year ended December 31, 2025 and the unaudited pro forma combined results of the Company and Crownpeak as if the Crownpeak acquisition had occurred on January 1, 2024:

	Revenue	Net (loss)/income
Crownpeak actual from December 1, 2025 to December 31, 2025	$5,540,268	$414,923
Unaudited pro forma combined from January 1, 2025 to December 31, 2025	111,157,975	(118,941,492)
Unaudited pro forma combined from January 1, 2024 to December 31, 2024	77,882,306	(213,966,772)

Art Equities Reef acquisition

On November 24, 2025, the Company acquired a 49.995% membership interest in Art Equities Reef LLC, a Florida limited liability company ("Art Equities"), for cash consideration of $5.5 million.

Art Equities maintains separate capital accounts for each investor. The Company determined that it does not have a controlling financial interest in Art Equities; however, the Company has the ability to exercise significant influence over the operating and financial policies of Art Equities. Accordingly, the Company accounts for its investment in Art Equities under the equity method of accounting.

The Company initially measured its investment using a cost accumulation model, which included the cash consideration paid of $5.5 million. The investment in Art Equities is included within Investments on the Company's combined consolidated balance sheet as of December 31, 2025.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Techouts acquisition

On December 5, 2025, the Company entered into a purchase agreement with (i) Rezolve AI plc (the “Company”), (ii) Rezolve Technology (India) Private Limited (“Rezolve India”), and (iii) Amith Paruchuri, Krishna Kumari, and Paruchuri Sri Krishna Devarayulu (collectively, the “Techouts Sellers”), pursuant to which the Company agreed to acquire the entire issued and to be issued share capital of Techouts Solutions India Private Limited (“Techouts India”) and Techouts Inc. (“Techouts US,” and together with Techouts India, the “Techouts Companies” or “Techouts”).

Techouts is primarily engaged in software publishing, software consultancy, and software development services. Its activities include the production, supply, and documentation of ready-made (non-customized) software; development of customized software solutions based on customer specifications; software maintenance; and web and application design services.

The Techouts acquisition closed on December 5, 2025. As consideration for the acquisition, the Techouts Sellers received equity consideration consisting of the equivalent of $11.1 million in the Company’s ordinary shares. In addition, the Techouts Sellers are entitled to receive up to two additional payments of contingent consideration in the form of the Company’s ordinary shares if certain EBITDA targets are achieved during two post-acquisition measurement periods as defined in the purchase agreement. As the monetary value of this contingent consideration is based solely on EBITDA targets achieved by Techouts in the earnout periods and will be settled in a variable number of the Company's ordinary shares, the Company recorded it as a liability at its fair value as of the acquisition date. The Company will remeasure the liability for the contingent consideration at fair value each reporting period until the contingency is resolved. The Company will recognize changes in fair value in earnings each period. At December 31, 2025, the Company recognized a liability of $2.4 million for this contingent consideration in the combined consolidated balance sheet. This was a non-cash transaction.

The Company accounted for the Techouts acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations.

The fair value of identifiable intangible assets, including customer contracts, was determined with the assistance of an independent third-party valuation specialist using valuation methodologies consistent with the fair value measurement framework in ASC 820, including the relief-from-royalty method and the multi-period excess earnings (MME) method.

In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the purchase price allocation during the twelve-month period ending December 5, 2026.

The total purchase price consideration of $11.1 million has been allocated to the net assets acquired based on their respective estimated fair values as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Consideration
Ordinary shares of Rezolve (1)	$8,660,000
Contingent consideration	2,426,258
Fair value of total consideration transferred	$11,086,258
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	354,422
Accounts receivable	2,004,132
Short term loans and advances receivable	707,303
Prepaid expenses and other current assets	451,052
Property and equipment	125,804
Customer contracts and related relationships (intangible asset)	3,878,169
Other non-current assets	56,792
Accounts payable and accrued liabilities	(888,257)
Other current liabilities	(737,402)
Deferred tax liabilities	(959,168)
Other non-current liabilities	(318,156)
Total identifiable net assets	$4,674,691
Goodwill	6,411,567

(1) The equivalent of $8.6 million in Rezolve AI plc ordinary shares to be issued as soon as reasonably practicable after the closing date have not been issued as of December 31, 2025. The Company recognized a liability of $8.6 million included in Ordinary Shares Payable in the combined consolidated balance sheet at December 31, 2025.

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Techouts's respective products and services. Goodwill will not be deductible for tax purposes.

The impact of transaction costs, primarily related to regulatory, financial advisory, and legal fees, recognized in operating expenses in the combined consolidated statements of operations during the year ended December 31, 2025 was not material.

Pro forma results of operations have not been presented as the impact on the Company’s combined consolidated statements of operations for the year ended December 31, 2025 is not material.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

5.
Prepayments and other current assets

	December 31, 2025	December 31, 2024
Prepaid expenses	$6,946,699	$278,731
Receivable from government authorities	4,523	201
Input tax credits and prepaid tax	1,024,106	697,214
Current contract costs (1)	1,627,431	—
Other current assets	10,437,492	25,971
Total	$20,040,251	$1,002,117

(1) Represents the current portion of the asset recognized from the costs to obtain contracts with customers. See Note 2.17 for more information.

6.
Property and equipment, net

	December 31, 2025	December 31, 2024
Computers	$2,544,543	$407,302
Office equipment	1,295,464	290
Less—Accumulated depreciation	(3,329,262)	(385,273)
Property and equipment, net	$510,745	$22,319

Depreciation expense for the years ended December 31, 2025 and 2024 was $273,234 and $41,673 respectively.

7.
Goodwill, Intangible assets, net, Crypto intangible assets, net and Other digital assets, net

During the year ended December 31, 2025, our business combinations generated $168.4 million of goodwill which was primarily attributable to expected synergies and potential monetization opportunities, see Note 4 for more information.

The following table sets forth the major categories of the intangible assets at December 31, 2025:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

	December 31, 2025	December 31, 2024
In-development intangible asset, net	$8,216,026	$6,655,623

Software	$39,219,645	$1,014,967
Less—Accumulated amortization for Software	(2,667,505)	(920,412)
Software, net	$36,552,140	$94,555

Developed technology	84,127,019	—
Less—Accumulated amortization for Developed technology	(3,365,707)	—
Developed technology, net	$80,761,312	$—

Customer contracts and related relationships	106,118,036	—
Less—Accumulated amortization for Customer contracts and related relationships	(2,716,100)	—
Customer contracts and related relationships, net	$103,401,936	$—

Patents and trademarks	10,399,633	—
Less—Accumulated amortization for Patents and trademarks	(526,404)	—
Patents and trademarks, net	$9,873,229	$—

Recruitment database	491,970	—
Less—Accumulated amortization for Recruitment database	(95,661)	—
Recruitment database, net	$396,309	$—

Intangible assets, net	$239,200,952	$6,750,178

The following table sets forth crypto intangible assets and other digital assets at December 31, 2025:

	December 31, 2025	December 31, 2024
Crypto intangible assets, net	$102,801	$—

Other digital assets	79,719,282	—
Less—Impairment charge for Other digital assets	(63,345,577)	—
Other digital assets, net	$16,373,705	$—

Amortization expense for software for the years ended December 31, 2025 and 2024 was $6,690,224 and $183,578 respectively. The Company has not commenced amortizing the in-development intangible asset as it not yet ready for its intended use.

As of December 31, 2025, expected amortization expense for intangible assets over its remaining life is as follows:

2026	$39,536,358
2027	39,448,758
2028	39,353,098
2029	39,284,769
2030	34,977,320
Thereafter	38,384,623
$230,984,926

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

8.
Debt and other liabilities

	December 31, 2025	December 31, 2024
Short-term debt and other liabilities
Short-term debt (8.1)	$102,142,933	$—
Short-term debt to related parties (8.2)	11,973	5,102,211
Ordinary shares payable (8.3)	10,660,000	1,206,609
Convertible debt (8.4)	—	10,288,123
Short term convertible debt to related party (8.5)	—	95,309
Share-based payment liability (8.6)	1,400,000	1,400,000
Convertible promissory notes (8.7)	426,537	6,428,825
Advisors loans (8.8)	—	12,812,366
Long-term debt and other liabilities
Long-term debt (8.1)	50,092,029	—
Total short-term and long-term debt and other liabilities	$164,733,472	$37,333,443

8.1 Short-term and long-term debt

	December 31, 2025	December 31, 2024
Short-term debt
Senior-secured term-loan facility (the "Facility")	$—	$—
Non-Banking Financial Company loan (Prediqt)	107,986	—
Monroe debt	101,540,086	—
Other short-term debt	494,861	—
Total short-term debt	$102,142,933	$—
Long-term debt
Non-Banking Financial Company loan (Prediqt)	$78,454	$—
Crownpeak promissory notes	50,000,000	—
Other long-term debt	13,575	—
Total long-term debt	50,092,029	—

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

The Facility bears no interest. However, the Company will pay a $3,000,000 arrangement fee to the Lender on the earlier of (i) the drawing the Committed Amount and (ii) February 21, 2025. The arrangement fee was deducted from the Committed Amount disbursed to the Company. As set forth in the Facility, the arrangement fee will be reduced in connection with any prepayments made by the Company.

In connection with the Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Company has also agreed to repay the Facility in accordance with the amortization schedule described above, beginning on August 15, 2025, and may use the proceeds it receives under or in connection with that certain Second Amended and Restated Standby Equity Purchase Agreement entered with YA II PN, Ltd. on September 6, 2024 to do so. The Second Amended and Restated Standby Equity Purchase Agreement was terminated on December 19, 2025.

The Facility contains customary events of default for similar financing transactions, including, among other things, if a change of

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

control of the Company occurs. At any time after an event of default, the Lender may accelerate and make payable all or part of the Facility. The Facility is governed by the laws of Germany, and the courts of Hamburg have exclusive jurisdiction over any disputes arising out of or in connection with the Facility.

The Lender or its affiliates have in the past provided and may from time to time in the future provide, investment banking and other services to the Company.

The Company has recognized interest expense on the Facility using the effective interest method. In accordance with ASC 470 and ASC 835, the arrangement fee is accounted for as a debt discount and amortized to interest expense over the term of the Facility using the effective interest method. As a result, the Facility has an effective interest rate of approximately 14.2%.

The Company received net cash proceeds of $27.0 million upon issuance and recorded the Facility at its face value of $30.0 million, net of the $3.0 million debt discount. The loan was repaid in installments of $6.0 million beginning on August 15, 2025. Interest expense recognized from the amortization of the debt discount for the year ended December 31, 2025, was $3.0 million. As at December 31, 2025, no amounts remain payable on the Facility.

Prediqt acquisition

As a result of the Prediqt acquisition (Note 4), the Company acquired loans owed to Non-Banking Financial Companies ("NBFCs") in India. These loans carry an interest rate ranging between 17% to 22%. Amounts due within the next 12 months have been classified in short-term debt. Amounts due beyond 12 months have been classified as long-term debt.

Additionally, as part of the Prediqt acquisition, the Company acquired as interest free loans owed to directors of Prediqt. These loans are repayable on demand and presented within "Short-term debt".

Monroe Debt - Crownpeak acquisition

The Company assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which, $50.0 million was paid by the Company at the closing.

In connection with the Crownpeak Acquisition (see Note 4), on December 1, 2025, the Company entered into an amended and restated credit agreement (“A&R Credit Agreement”) with the lenders party thereto and Monroe Capital Management Advisors, LLC which amended and restated in its entirety the prior Crownpeak credit agreement, dated February 28, 2019.

Under the A&R Credit Agreement, the prior Crownpeak credit agreement was amended and restated in full as of December 1, 2025. In connection with the Crownpeak acquisition, $42.5 million of the outstanding term loans and $7.5 million of revolving loans were repaid in full together with accrued interest and fees. All revolving commitments were terminated, and accrued exit and amendment fees were paid. After giving effect to these transactions, the remaining outstanding term loans, of $103.6 million, under the prior facility continued as term loans.

The term loans mature on December 31, 2026. Amounts outstanding bear interest at a rate per annum equal to the Term Secured Overnight Financing Rate (“Term SOFR”) plus an applicable margin of 5.50% per annum. Following certain specified events of default, default interest of an additional 2.00% per annum applies to the applicable interest rate.

The term loans have financial maintenance covenants, including a maximum consolidated leverage ratio for Crownpeak and its subsidiaries, tested quarterly, and a requirement that the Company maintain minimum liquidity of at least $10 million at all times. The A&R Credit Agreement also provides an equity cure right permitting specified equity contributions to cure non-compliance with the financial maintenance covenants, subject to customary limitations and conditions. The Company is in compliance with all debt covenants as of December 31, 2025.

As of December 1, 2025, the term loans have been accounted for as a troubled debt restructuring. No gain has been recognized.

The carrying amount of the short term debt under troubled debt restructuring was as follows:

	December 31, 2025	December 31, 2024
Short term debt under troubled debt restructuring
Short term debt under troubled debt restructuring	$103,679,100	$—
Accrued interest on short term debt under troubled debt restructuring	167,386	—
Debt issuance costs on short term debt under troubled debt restructuring	(2,306,400)	—
Total short term debt under troubled debt restructuring	$101,540,086	$—

Crownpeak promissory notes

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

In connection with the Crownpeak Acquisition, the purchase consideration composed of the following to be issued by the Company to the Crownpeak Seller: (i) a promissory note in the initial principal amount of $50,000,000, made up of a $20,000,000 tranche (the “First Loan Note”) and a $30,000,000 tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11,127,780 ordinary shares with an approximate value of $31.0 million based on an issuance price of $2.79 per ordinary share.

The Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Loan Note matures on April 1, 2027 and the Second Loan Note matures on December 31, 2027.

8.2. Unsecured interest free loans taken from related parties DBLP Sea Cow Ltd are repayable on demand. During the year ended December 31, 2025, the Company settled short-term debt owed to DBLP Sea Cow Ltd. of $5,958,593 by paying cash of $5,148,553 and issuing 800,000 ordinary shares. The shares were issued at their fair value of $2.06 on the date of issuance. The loss on extinguishment of $824,959 with DBLP Sea Cow Ltd, a significant shareholder, was treated as a capital transaction and recorded in additional paid in capital.

8.3 Ordinary shares payable

	December 31, 2025	December 31, 2024
Ordinary shares payable
Techouts acquisition	$8,660,000	$—
Smartpay and Truther acquisition	2,000,000	—
Rights issue	—	1,206,609
Total	$10,660,000	$1,206,609

On May 25, 2023, the Company offered to all existing investors and employees of the Company an advanced subscription agreement for ordinary shares of the Company at a discount from the pre-close equity value of the Company per share (“the Rights Issue”) in connection with its business combination with Armada Acquisition Corp I (refer to note 2.1). The Company issued 11,052,716 ordinary shares in December 2024 to subscribers of the rights issue. On January 24, 2025, the Company issued a further 171,429 ordinary shares to a subscriber of the rights issue to whom they were owed ordinary shares payable as at December 31, 2024. On April 16, 2025, the Company issued 4,150,000 ordinary shares to DBLP Sea Cow Ltd, a related party, to settle the outstanding liability.

Ordinary shares payable as of December 31, 2025 is solely comprised of ordinary shares payable in relation to acquisitions made during the year. See Note 4 for further details.

8.4. On December 17, 2021, the Company and Armada Acquisition Corp I, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties entered into a definitive agreement for a business combination that would result in Rezolve becoming a publicly listed company upon completion of the aforementioned transaction. The transaction included a $41 million fully committed private placement of ordinary shares of the combined company (the “PIPE”), $20 million of which has been advanced to Rezolve pursuant to a secured convertible loan note as further described below.

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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

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

The execution of the senior secured convertible notes has been accounted for as a troubled debt restructuring since May 23, 2023. No gain has been recognized.

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

Pursuant to the Agreement, Apeiron Investment Group and Bradley Wickens will also procure that the registered nominees holding $41,512,877 of outstanding Convertible Notes and accrued interest of $1,851,020 (on behalf of Apeiron Investment Group Ltd. and Bradley Wickens) will exercise their option to convert all such outstanding Convertible Notes, at a conversion price of $2 per ordinary share. On December 27, 2024, 10,840,974 ordinary shares were issued to settle $20,756,439 and $925,510 of interest, respectively. On January 15, 2025 and February 13, 2025, respectively, a further 3,009,849 and 7,987,374 ordinary shares were issued to settle $20,756,439 and $925,510 of principle and interest. Debt conversion expense of $20,554,446 was recognized within "Loss on extinguishment" in the Company's Combined Consolidated Statement of Operations in the year ended December 31, 2025.

The carrying amount of the convertible debt under troubled debt restructuring was as follows:

	December 31, 2025	December 31, 2024
Convertible debt
Convertible debt under troubled debt restructuring	$—	$12,103,565
Accrued interest on debt under troubled debt restructuring	—	7,176,741
Discount on convertible debt under troubled debt restructuring	—	(7,401,611)
Debt issuance costs on debt under troubled debt restructuring	—	(1,590,572)
Total convertible debt	$—	$10,288,123
Short term convertible debt to related party		125,000
Accrued interest on convertible debt to related party	—	17,221
Discount on convertible debt to related party	—	(46,912)
Total short term convertible debt to related party	—	95,309
Total convertible debt under troubled debt restructuring	$—	$10,383,432

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

8.5 Short term convertible debt to a related party of $108,047, included in the Company’s senior secured convertible note includes $125,000 of convertible debt, $22,399 of accrued interest and a debt discount of $39,352.

8.6 On October 7, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1,400,000 in Rezolve ordinary shares to Jaymax’s former owner for completion of a 3-year noncompete period which began on the October 7, 2021. The cost of the share-based payment is considered to have vested immediately upon commencement of the non-compete period as the Company’s assumption is that it is more likely than not that the former owner will not breach the non-compete agreement. The share-based payment liability is to be settled by a fixed dollar amount of shares and therefore represents a liability in accordance with ASC 480. At December 31, 2024 and December 31, 2025 the liability is equal its present value of $1,400,000 as the term of the non-compete agreement ended on October 7, 2024. The Company has yet to settle it in ordinary shares as at December 31, 2025.

8.7 Convertible Promissory notes

	December 31, 2025	December 31, 2024
Convertible promissory notes
YA notes	$—	$2,250,245
Convertible promissory notes	426,537	1,146,966
Promissory note from sponsor	—	3,031,614
Total	$426,537	$6,428,825

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

The Yorkville Note is convertible into ordinary shares in Rezolve AI plc upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10 per share or (ii) a variable price based on 90% of the lowest daily volume weighted average ("VWAP") during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2 per share.

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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

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

In December 2024, the Company received the Noteholder's request to convert of all of the principal and interest outstanding under the YA Notes. In connection therewith, the Company issued an aggregate of 4,310,208 Ordinary Shares (including in payment of a fee to YA) in December 2024. As of December 31, 2024, $2,705,929 in principal and interest was outstanding, which was subsequently settled in 1,413,946 Ordinary Shares on February 5, 2025, and no further amounts remain outstanding. A loss on extinguishment of $1,496,889 was recognized in the Company's Combined Consolidated Statements of Operations for the year ended December 31, 2025.

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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

On December 30, 2024, the Company repaid $1,472,231 of principal and interest to noteholders and related persons. As at December 31, 2024, certain noteholders and related parties have agreed to convert an aggregate of $1,189,096 of principal and interest into 425,288 Ordinary Shares. The outstanding balance at December 31, 2025, is $426,537, which the Company intends to settle by conversion into Ordinary Shares.

Cohen & Company Financial Management LLC

On August 14, 2024 Rezolve AI issued a promissory note to pay to Cohen & Company Financial Management LLC (“Cohen”) as an agent for Armada, in the principal sum of $3,144,883 (the “Original Amount”), with the Original Amount, the accrued interest thereon and other amounts due and payable (unless prepaid earlier or converted into shares of common stock) on August 14, 2027 (the “Maturity Date’). The note bears interest at 4.95% per annum. Starting from January 31, 2025, upon Cohen’s request, Rezolve AI shall pay Cohen the principal amount plus all of the accrued interest in increments of 1/18 of the outstanding principal amount (the “Amortization Payment”) on a date determined by Cohen (a “Payment Date”) until the Original Amount has been paid in full prior to or on the Maturity Date or, if earlier, upon acceleration, of prepayment of the note in accordance with the terms of the note. At the option of the Company, the Amortization Payments shall be made in cash or in shares of common stock of Rezolve AI, based on the price described in the promissory note. From and after January 15, 2025, Cohen shall have the right, at Cohen’s sole option, on any business day, to convert at the conversion price described in the note all or any portion of the outstanding principal amount of the note up to an amount described in the note. The promissory note was settled on February 10, 2025 by issuing 1,257,632 ordinary shares, and no further amounts remain outstanding. A loss on extinguishment of $1,066,346 was recognized in the Company's Combined Consolidated Statement of Operations in the year ended December 31, 2025.

8.8 Advisors loans

The Company issued the following promissory notes to financial advisors for fees payable contingent on the close of the Business Combination with Armada:

Northland Securities

On July 30, 2024 the Company issued a promissory note to Northland Securities, Inc. (“Northland”) for an amount of $5,141,250 and agreed to pay interest on the principal amount outstanding from time to time from July 30, 2024 until the note is fully paid, at the rate of 10% per annum, compounded annually. The timing and repayment amounts under the note will depend on the amounts of financing raised by the Company and its direct and indirect parent companies after completion of the Business Combination. If more than (a) $25,000,000 in proceeds is raised while the note is outstanding, 50% of the outstanding principal and all accrued and unpaid interest on the note shall become immediately due and payable and (b) if more than $50,000,000 in gross proceeds is raised, all of the outstanding principal and all accrued and unpaid interest shall become immediately due and payable. In the event that the Company and its direct and indirect parent companies after completion of the Business Combination have less than $20,000,000 in cash, cash equivalents and marketable securities as of December 31, 2024, the Company may, at its option, on or before March 31, 2025, convert all but $1,135,000 into shares of the Company’s common stock at a price of $10.00 per share. In the event the Company and its direct and indirect parent companies after completion of the Business Combination have $20,000,000 or more in cash, cash equivalents and marketable securities as of any time on or prior to December 31, 2025, Northland may, at its option on or prior to June 30, 2026, sell any or all of the shares of the Company’s common stock received pursuant to the prior sentence to the Company at a price of $10.00 per share. The note was entered into in full satisfaction of the cash payments otherwise due to Northland by the Company at the time of closing and which are described above. All of the Company’s obligations under the Note were guaranteed by Rezolve AI plc. The Company settled the promissory note with Northland on January 30, 2025 by issuing 391,681 ordinary shares and paying $3,500,000 in cash. A gain of $1,011,950 was recognized within "Loss on extinguishment" in the Company's Combined Consolidated combined Statement of Operations in the year ended December 31, 2025. No further amounts remain outstanding.

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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Rezolve AI plc. On February 26, 2025, the Company issued 778,165 ordinary shares to settle $2,000,000 of principle outstanding to the JVB promissory note.

The following amounts for advisors loans remain outstanding as of December 31, 2025 :

	December 31, 2025	December 31, 2024
Advisors loans
Northland Securities	$—	$5,491,806
J.V.B Financial Group	—	7,320,560
Total	$—	$12,812,366

8.9 Other

In connection with the closing of the GroupBy acquisition (Note 4), the Company entered into a subscription letter with Western Alliance Bank (“WAB”) pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000 in order to settle debt owed by Groupby to WAB. In consideration for the allotment of these Ordinary Shares, WAB irrevocably and unconditionally released and discharged the Company from the obligations owed by the Company to WAB.

The Company issued 5,857,143 Ordinary shares to WAB to settle the debt. The debt was settled in June 2025 upon issuance of 5,857,143 Ordinary shares at $2.10 per share, and a loss on extinguishment of $4,392,858 was recognized in the Company's Combined Consolidated Statement of Operations.

In accordance with the terms of the subscription letter, WAB is to return any money received in excess of $12,300,000 from the subsequent sale of the 5,857,143 Ordinary shares. The receivable (financial asset) due from WAB involve returns that may vary in amount, such that the ultimate payout will depend on the price per Ordinary Share on the day that WAB sells all or part of the 5,857,143 Ordinary Shares. The Company elected to recognize this hybrid financial instrument at fair value with changes in fair value recognized currently in earnings, therefore no bifurcation of any embedded derivatives were required. During the year ended December 31, 2025, the Company recognized gain on revaluation of the financial asset of $5.6 million in the Combined Consolidated Statement of Operations. The receivable was settled in full by December 31, 2025.

9.
Warrants

Subscription Agreements

On February 1, 2024, pursuant to the Promissory notes issued to certain institutional investors, each holder of a Promissory note was also granted a freely transferable warrant (“Subscription Agreement Warrants”) by Rezolve upon completion of the Business Combination. The Subscription Agreement Warrants have an exercise price of $8.00 per share and may be exercised at any time during their three year term ending on January 31, 2027. The intrinsic value at December 31, 2025 is zero.

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

The Subscription Agreement Warrants qualify for equity classification under ASC 815-40 as it is considered indexed to the Company's stock under ASC 815-40-15 and the Subscription Agreement Warrants permit the Company to share settle it. In no event will the Company be required to net cash settle any Subscription Agreement Warrants. The Company recorded these Subscription Agreement Warrants at fair value in equity on the date of issuance. The initial carrying amount of a freestanding equity-classified instrument is not subsequently adjusted to fair value unless, in subsequent periods, the instrument no longer qualifies for equity classification and so must be reclassified as an asset or a liability. The 569,982 Subscription Agreement Warrants outstanding at December 31, 2025 continue to qualify for equity classification. The Subscription Agreement Warrants have a remaining term of one year and one month as of December 31, 2025.

Armada warrants

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

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

The Rezolve Warrants qualify for equity classification under ASC 815-40 as it is considered indexed to the Company's stock under ASC 815-40-15 and Rezolve Warrants permit the Company to share settle it. In no event will the Company be required to net cash settle any Rezolve Warrant. The Company recorded these warrants in equity on the date of issuance which was August 15, 2024 when the Business Combination was consummated as part of the accounting for the Business Combination as a reverse merger under ASC 805.

The Rezolve Warrants trade under the symbol on the Nasdaq Stock Market LLC under the symbol RZLV.W. The initial carrying amount of a freestanding equity-classified instrument is not subsequently adjusted to fair value unless, in subsequent periods, the instrument no longer qualifies for equity classification and so must be reclassified as an asset or a liability. The 7,449,994 Rezolve Warrants outstanding at December 31, 2025 continue to qualify for equity classification. The Rezolve Warrants have a remaining term of three years and seven and a half months as of December 31, 2025.

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

The Offering Warrants have an exercise price of $3.00 per share, are exercisable immediately upon issuance and will expire on the earlier of (i) thirty days after the volume weighted average price of the Ordinary Shares is at or above $6.00 for five consecutive trading days and (ii) five years from the date of issuance. The intrinsic value at December 31, 2025 is zero.

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

The 5,000,000 Offering Warrants were exercised for 5,000,000 Ordinary Shares during the year ended December 31, 2025 .

Warrants issued to Green Trident

On October 9, 2025, in connection with the acquisition of Subsquid (see Note 4), the Company entered into a consulting service agreement and a warrant agreement with Green Trident FZ-LLC (“Green Trident”).

Pursuant to the service agreement, Green Trident provides consulting services to Subsquid, including services in the capacity of chief technology officer. The service agreement remains in effect until terminated by either party upon six months’ prior written notice.

Under the warrant agreement, the Company issued warrants to Green Trident that entitle Green Trident to purchase a variable number of the Company’s ordinary shares at an exercise price of £0.0001 per share (par value). The warrants are exercisable in three tranches at predetermined dates, with the final tranche exercisable on October 9, 2027. Each tranche is denominated in a fixed U.S. dollar amount, and the number of ordinary shares issuable upon exercise of each tranche is determined by dividing the applicable fixed U.S. dollar amount by a predetermined volume-weighted average price per share. The aggregate fixed U.S. dollar amount across all three tranches is $5.5 million. The warrants will immediately lapse in full if the consulting service agreement is terminated prior to the final exercise date of October 9, 2027. The intrinsic value at December 31, 2025 is approximately $2.56.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Because the warrants embody an obligation that may require settlement in a variable number of the Company’s ordinary shares, the warrants are classified as a liability and measured at fair value, with changes in fair value recognized in earnings, in accordance with ASC 480-10-25-14. The fair value of the warrants is estimated using a Monte Carlo simulation in a risk-neutral framework. Specifically, the future stock price of the Company is simulated assuming a Geometric Brownian Motion (GBM) in a risk-neutral framework. For each simulated path, the applicable share price is calculated to determine the number of warrant shares. For each path, the future payoff from the exercise date to the valuation date are discounted at the risk-free rate. Finally, the value of the warrants is calculated as the average present value over all future modeled payoffs.

The expense and corresponding warrant liability for each tranche are recognized on a straight-line basis over the period in which the related consulting services are rendered, from the issuance date of the applicable tranche through its respective exercise date. The first tranche of warrants were exercised during December 2025. As of December 31, 2025, the fair value of the warrant liability, for the second and third tranches of warrants, recognized in the combined consolidated balance sheet was $0.7 million.

10.
Ordinary shares issued in lieu of cash payment

During the year ended December 31, 2025, the Company issued the following ordinary shares in lieu of cash payment:

•
On August 30, 2021, the Company executed a binding term sheet to acquire ANY Lifestyle Marketing GmbH ("ANY") from the Radio Group GmbH. In accordance with the binding term sheet, the Company issued 14,427,185 ordinary shares valued at $1.03 per share. The ordinary shares were issued on February 11th , 2022 at which point all of the outstanding shares of ANY were transferred from the Radio Group to the Company. On December 28, 2022 the legal ownership of ANY reverted back to the sellers of ANY, the consideration shares were reclassified as deferred shares. On April 13th, 2024, the board of directors of the Company approved a decision to abandon its plans to complete the acquisition of ANY. The Radio Group was notified immediately upon the board’s decision. During the year ended December 31, 2025, the Company issued 300,000 ordinary shares to the Radio Group to terminate the agreement to acquire ANY.
•
The Company issued 546,909 ordinary shares in lieu of a cash payment for business development expenses related to the abandonment of its Chinese Businesses, see note 2.1.
•
The Company issued 60,000 ordinary shares to Roth Capital Partners LLC in lieu of a cash payment for financial and capital raising advisory services provided to the Company.
•
The Company issued 50,000 ordinary shares to Berenberg in lieu of a cash payment for financial and capital raising advisory services provided to the Company.

During the year ended December 31, 2024, the Company issued the following ordinary shares in lieu of cash payment:

•
The Company issued 4,514 ordinary shares to Sales Force in lieu of a cash payment for customer relationship platform services provided to the Company.
•
The Company issued 50,000 ordinary shares to D. Boral Capital LLC in lieu of a cash payment for financial and capital raising advisory services provided to the Company.
•
The Company issued 50,000 ordinary shares to the Maxim Group in lieu of a cash payment for advisory services provided to the Company.

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

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

11.
Share-based Compensation

2024 LTIP Plan

The Company granted 13,611,563 share options in the year ended December 31, 2024 including 11,679,174 share options issued to DBLP Sea Cow Ltd. (principal shareholder, and company owned by founder, chairman and CEO Dan Wagner). The share options issued to DBLP Sea Cow Ltd. vested on the date of grant. A total of 250,000 share options issued to consultants vested on the date of the grant. The remaining share options issued to executives and employees in 2024 have a three-year vesting period under a graded vesting profile.

Option holders have a 5-year period to exercise the options before they expire. Forfeitures are recognized in the period of occurrence.

Grants in 2024 under the 2024 LTIP
Expected term—years (1)	1 - 6.47
Current share value	$5.10
Expected volatility (2)	51.5% - 52.5%
Risk-free interest rate (3)	3.97% - 4.01%
Dividend yield (4)	0%

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

Share option activity in the year

In August 2025, the Company granted 3,098,270 share options to the former employees of Groupby (refer to "Note 4 - Acquisitions"). "the Groupby share options". The Groupby share options have an exercise price of £.0001 and vesting period of 8 months.

Option holders have a 5-year period to exercise the options before they expire. Forfeitures are recognized in the period of occurrence.

The Company did not issue it's 2025 LTIP to directors, executives and employees until February 4, 2026.

The Company’s share option activity for the year ended December 31, 2025 was as follows:

	Number of share options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual life (years	Aggregate Intrinsic Value (In millions)
Outstanding as of December 31, 2024	23,636,916	£0.0001	6.1		$3.8
Issued to related parties	2,500,000	£0.0001	—
Issued to employees	3,098,270	£0.0001	5.2
Exercised by related parties	(14,364,174)	£0.0001	—
Exercised by employees	(1,333,215)	£0.0001	—
Cancelled/Forfeited	(630,455)	£0.0001	—
Outstanding as of December 31, 2025	12,907,342	£0.0001	3.6		$2.6
Vested and exercisable	5,254,232	£0.0001	3.5	$
Vested and expected to vest	12,907,342	£0.0001	3.6		$2.6

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

The weighted-average grant date fair-value per share of the options granted during the year December 31, 2025 and December 31, 2024 was $2.93 and $5.10, respectively. The total fair value of the options that vested during the year ended December 31, 2025 and December 31, 2024 was $14.2 million and $68.8 million, respectively.

As of December 31, 2025, the Company had $5.4 million of unrecognized share-based compensation expense related to share options. This cost is expected to be recognized over a weighted-average period of 0.5 years.

Amendment to Long-Term Incentive Plan

On December 12, 2025, the Company’s Board of Directors (the “Board”) approved an amendment (the “Plan Amendment”) to the Company’s existing Long Term Incentive Plan, including Annex 1 thereto (the “LTIP”), which was approved by the Company’s Remuneration Committee on December 18, 2025. The Plan Amendment (i) permits the Company to grant awards under the LTIP by unilateral deed of grant with participants being sent an award certificate, thereby enabling awards to be granted to participants without requiring their counter-signature and streamlining the grant process; (ii) amends the evergreen pool in Section 2.2 of the LTIP, to permit the Board, once per calendar year and at any time on or after January 1, 2025, to reserve an additional pool of up to 5% of the Company’s fully diluted issued and outstanding Equity Securities (as defined in the LTIP), as of a Board‑selected calculation date in the relevant calendar year; and (iii) clarifies that individuals employed or engaged directly or indirectly to provide services to the Company could be eligible to participate in Annex 1 of the LTIP.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

12.
Accrued expenses and other payables

	December 31, 2025	December 31, 2024
Employee related payables	$3,748,750	$2,225,906
Accrued expenses	14,028,385	5,694,788
VAT, duty and excise tax liability	122,573	1,557,733
Other	2,575,083	35,505
Total	$20,474,791	$9,513,932

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

13.
Expenses and other non-operating income/(expense), net

Sales and marketing expenses

	December 31, 2025	December 31, 2024
Advertisement and publicity expenses	$5,553,648	$907,987
Employee salaries and benefits	3,762,397	802,480
Consultancy charges	1,868,905	4,076,671
Share-based payments to employees	608,258	508,288
Share-based payments to related parties	269,167	389,444
Total	$12,062,375	$6,684,870

General and administrative expenses

	December 31, 2025	December 31, 2024
IT expenses	$10,321,291	$813,766
Legal and professional expenses	19,387,187	36,595,512
Business development expenses	195,008	4,750,430
Employee salaries and benefits	12,041,055	17,725,021
Consultancy charges	10,516,745	3,695,565
Share-based payments to employees	7,438,147	3,806,361
Share-based payments to related parties	6,453,467	62,611,948
Share-based payments for consultancy	—	217,365
Transaction related expenses	18,979,296	—
Other	5,034,030	1,806,116
Total	$90,366,226	$132,022,084

Other non-operating income (expense), net

	December 31, 2025	December 31, 2024
Foreign exchange gain/(loss)	$516,654	$1,289,938
R&D credits	—	—
Other, net	(51,136)	6
Total	$465,518	$1,289,944

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

14.
Related party disclosures

Key managerial personnel (KMP) and Members of their immediate families

Dan Wagner	Chief Executive Officer and Director
Arthur Yao	Chief Operating and Financial Officer
Sauvik Banerjjee	Global President and Chief Digital Officer
Salman Ahmad	Chief Technology Officer
Peter Vesco	Chief Commercial Officer and General Manager (EMEA)
Richard Burchill	Group finance director
Anthony Sharp	Non-Executive Director - Class II Director
Sir David Wright	Non-Executive Director - Class II Director
Steve Perry	Non-Executive Director - Class II Director
Derek Smith	Non-Executive Director - Class II Director
John Wagner	Former Non-Executive Director - Class II Director (deceased)
Igor Lychagov	Non-Executive director (resigned May 19, 2023)
Susan Wagner	Member

Transactions and outstanding balances of related parties were as follows:

Transactions during the year

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

	Year ended December 31, 2025	Year ended December 31, 2024
Share Capital Issued at nominal value
Brooks Newmark	$—	$2,977
Steve Perry	42	150
Peter Vesco	79	—
DBLP Sea Cow Ltd.	1,984	—
Igor Lychagov	—	150
Convertible promissory notes repaid
DBLP Sea Cow (2)	—	1,250,000
Adam Wagner	—	31,250
Estate of John Wagner	2,915	19,844
Anthony Sharp	23,079
Arthur Yao	—	93,750
Loans Repaid
DBLP Sea Cow (2)	—	—
Convertible promissory notes taken
DBLP Sea Cow Ltd.	—	1,250,000
Adam Wagner	—	31,250
John Wagner	—	19,844
Arthur Yao	—	93,750
Steve Perry	—	—
Sauvik Banerjee	—	—

Debt converted into shares, including interest
Igor Lychagov	—	3,559,380
Steve Perry	108,047	—
Convertible Loans taken
Steve Perry	—	—
Loans Taken
Dan Wagner	—	4,463,322
Igor Lychagov	—	—
Loans repaid
Daniel Wagner	4,654,727	—
DBLP Sea Cow Ltd. (2)	447,067	—
Managerial remuneration
Key Management Personnel
Dan Wagner	322,679	306,725
Crispin Lowery	32,268	—
Salman Ahmad	242,009	230,044
Richard Burchill	260,496	281,164
Sauvik Banerjee	165,134	—
	$1,022,586	$817,933
Sales and marketing	32,268	—
General and Administrative	990,318	817,933
	$1,022,586	$817,933
Share-based compensation
DBLP Sea Cow (2)	5,325,000	61,230,453
Richard Burchill	269,167	1,153,439
Salman Ahmad	269,167	228,056
Peter Vesco	269,167	194,722
Arthur Yao (1)	269,167	194,722
Sauvik Banerjee	—	—
	$6,401,668	$63,001,392
Sales and marketing	269,167	389,444
General and Administrative	6,132,501	62,611,948
	$6,401,668	$63,001,392
Consulting fees
DBLP Sea Cow (2)	300,000	300,000
Peter Vesco	424,186	321,675
Arthur Yao (1)	410,000	300,000
	$1,134,186	$921,675
Sales and marketing	834,186	621,675
General and Administrative	300,000	300,000
	$1,134,186	$921,675
Director remuneration
Sir David Wright	403,349	95,852
Anthony Sharp	93,710	383,405
Steve Perry	100,403	95,852
Derek Smith	100,403	95,852
	$697,865	$670,961

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

Sales and marketing	—	—
General and Administrative	697,865	670,961
	$697,865	$670,961
Management remuneration
Sales and marketing	1,833,486	1,011,119
General and Administrative	8,120,684	64,400,841
	$9,954,170	$65,411,960
Business development expenses
Rezolve China (3)	$195,008	$4,750,430

1.
Amounts paid to Arthur Yao were paid out of Rezolve Limited in the UK. The Company’s operations in China have since been liquidated through the Demerger (Refer to Note 2.1—Basis of presentation).
2.
DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Dan Wagner, Chief Executive Officer of Rezolve.
3.
The Company has expensed all cash transferred to its former subsidiary Rezolve China (Refer to Note 2.1—Basis of presentation).

Outstanding balances as at reporting date

	December 31, 2025	December 31, 2024
Short term debt to related party
DBLP Sea Cow (2)	$11,973	$447,067
Daniel Wagner	—	4,655,144
Igor Lychagov	—	—
	$11,973	$5,102,211
Due to related party
DBLP Sea Cow (2)	32,918	—
Daniel Wagner	—	899,978
Arthur Yao	—	137,019
Peter Vesco	—	—
Steve Perry	—	17,433
Sauvik Banerjjee	—	—
Anthony Sharp	—	—
	$32,918	$1,054,430
Short term convertible debt
Steve Perry	$—	$95,309

2.
DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Dan Wagner, Chief Executive Officer of Rezolve.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

15.
Leases

On January 24, 2025, the Company entered into a lease agreement for its office located at 21 Sackville Street, London, W1S 3DN, United Kingdom. The lease agreement is for a term of 2 years with no option to extend. On January 24, 2025, the Company recorded a lease liability and corresponding right-of-use asset of approximately $2.3 million.

On March 25, 2025, the Company closed the GroupBy acquisition, refer to Note 4 for more information. GroupBy's registered office is located at 250 The Esplanade, Suite 500, Toronto, Ontario, Canada. At the date of acquisition, this lease agreement had a remaining term of 3.5 years. On March 25, 2025, the Company recorded a lease liability and corresponding right-of-use asset of approximately $0.2 million. GroupBy also has another lease arrangement in place for an office in Austin, Texas. However this lease arrangement is a short-term lease as it has a lease term of 12 months or less and do not include options to purchase the underlying assets. Upon adoption of ASC 842, the Company elected not to record short-term leases on its consolidated balance sheet and instead recognize lease payments in its consolidated statement of operations on a straight-line basis over the lease term.

On April 10, 2025, the Company entered into a lease agreement for its office located at 499 Park Avenue, New York, New York 10022. The lease agreement is for a term of 2 years with no option to extend. On April 10, 2025, the Company recorded a lease liability and corresponding right-of-use asset of approximately $0.3 million.

On May 31, 2025, the Company closed the Mpower acquisition, refer to Note 4 for more information. Mpower has registered offices in London, United Kingdom and Germany, Frankfurt. At the date of acquisition, these lease agreements had remaining terms of 13 to 23 months. On May 31, 2025, the Company recorded lease liabilities and corresponding right-of-use assets for these leases, of approximately $0.1 million in total. Mpower also has other lease arrangements in place for offices in Warsaw, Poland; Paris, France; Amsterdam, The Netherlands and Brussels, Belgium. However these lease arrangements are short-term leases as they have lease terms of 12 months or less and do not include options to purchase the underlying assets. Upon adoption of ASC 842, the Company elected not to record short-term leases on its consolidated balance sheet and instead recognize lease payments in its consolidated statement of operations on a straight-line basis over the lease term.

On June 2, 2025, the Company closed the Prediqt acquisition, refer to Note 4 for more information. Prediqt has registered offices in three locations in India. At the date of acquisition, these lease agreements had remaining terms of 6 to 14 months. On May 31, 2025, the Company recorded lease liabilities and corresponding right-of-use assets for these leases, of approximately $0.03 million in total.

On August 15, 2025, the Company closed the ViSenze acquisition, refer to Note 4 for more information. Visenze has one registered office in Singapore. At the date of acquisition, this lease agreement had a remaining term of 27 months. On August 15, 2025, the Company recorded a lease liability and corresponding right-of-use asset for this lease, of approximately $0.2 million.

On December 1, 2025, the Company closed the Crownpeak acquisition, refer to Note 4 for more information. Crownpeak has registered offices in London, United Kingdom; Dortmund, Germany and Sofia, Bulgaria. At the date of acquisition, these lease agreements had remaining terms of 11 to 37 months. On December 1, 2025, the Company recorded lease liabilities and corresponding right-of-use assets for these leases, of approximately $1.3 million in total. Crownpeak has other lease arrangements in place for offices in Paris, France; Amsterdam, The Netherlands and Newcastle upon Tyne, United Kingdom. However these lease arrangements are short-term leases as they have lease terms of 12 months or less and do not include options to purchase the underlying assets. Upon adoption of ASC 842, the Company elected not to record short-term leases on its consolidated balance sheet and instead recognize lease payments in its consolidated statement of operations on a straight-line basis over the lease term.

On December 5, 2025, the Company closed the Techouts acquisition, refer to Note 4 for more information. Techouts has registered offices in Herndon, Virginia and two locations in India. At date of acquisition, these lease agreements had remaining terms of 12 to 18 months. On December 5, 2025, the Company recorded lease liabilities and corresponding right-of-use assets for these leases, of approximately $0.1 million in total.

The components of lease expense were as follows:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

	Year ended December 31, 2025	Year ended December 31, 2024
Operating lease costs	$1,492,508	$—
Variable lease costs	4,171	—
Short-term lease costs	106,831	—
Total lease costs	$1,603,510	$—

Supplemental cash flow information related to leases was as follows:

	Year ended December 31, 2025	Year ended December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,462,258	$—
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$4,343,760	$—
Total	$5,806,018	$—

Supplemental balance sheet information related to leases was as follows:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term in years	$1.7	$—
Weighted average discount rate	6.1%	—

The following table outlines maturities of the Company's lease liabilities:

At December 31, 2025	Operating leases
2026	$2,048,002
2027	590,926
2028	302,651
2029	—
2030	—
Thereafter	—
Total lease payments	$2,941,579
Less imputed interest	137,330
Total	$2,804,249
Current portion of lease liabilities	1,977,211
Non current portion of lease liabilities	827,038
Total lease liabilities	$2,804,249

16.
Income taxes

The Company files its primary tax return in the United Kingdom (“the UK”). Its subsidiaries file income tax returns in various global jurisdictions. The income taxes of the Company are presented on a separate return basis for each tax-paying entity.

The components of the Company's loss (income) before income taxes are as follows:

	December 31, 2025	December 31, 2024
UK	$110,140,655	$172,275,697
Foreign	8,998,512	931,701
Total	$119,139,167	$173,207,398

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

The components of the Company's income tax expense are as follows:

	December 31, 2025	December 31, 2024
Current expense:
United Kingdom	$105,933	$—
Foreign	630,672	44,933
Total current:	$736,605	$44,933

Deferred (benefit)/expense:
United Kingdom	$(10,643,137)	$—
Foreign	(7,822,407)	—
Total deferred:	$(18,465,544)	$—

Total income tax (benefit)/expense:	$(17,728,939)	$44,933

A reconciliation of the provision for income taxes to the amount computed by applying the 25% statutory United Kingdom income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	December 31, 2025
	Tax Expense / (Benefit)	Income Tax Rate
Tax at U.K. federal statutory rate	$(29,784,792)	25.00%
State and local income taxes, net of federal income tax effect	—	0.00%
Foreign income tax effects
United States
Valuation allowance	3,459,918	(2.90)%
Deferred Adjustments	(2,430,603)	2.04%
Other Items	(14,232)	0.01%
Canada
Valuation allowance	517,679	(0.43)%
Permanent Differences	1,183,392	(0.99)%
Other Items	(18,545)	0.02%
Switzerland
Statutory rate difference	6,678,591	(5.61)%
Valuation allowance	0	0.00%
Permanent Differences	(15,026,205)	12.61%
Other Items	17,390	(0.01)%
Other foreign jurisdictions	690,509	(0.58)%
Effect of changes in tax laws or rates enacted in the current period	—	0.00%
Effects of cross-border tax laws	—	0.00%
Tax Credits	—	0.00%
Valuation Allowance	15,411,813	(12.94)%
Nontaxable or nondeductible items
Non-Trade Loan Relationship Debits	7,196,160	(6.04)%
Impairment Losses	3,230,786	(2.71)%
Other	726,152	(0.61)%
Other Items
Net Operating Loss Adjustments	(7,625,312)	6.40%
Deferred Adjustments	(1,941,640)	1.63%
Changes in unrecognized tax benefits	—	0.00%
	$(17,728,939)	14.88%

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

December 31, 2024
Loss before income taxes	$(173,207,398)
Income tax benefit at statutory tax rates (a)	43,301,850
Effect of:
Non-deductible or non-taxable foreign currency exchange results	(329,399)
International rate differences (b)	(23,423)
Non-deductible expenses	(29,846,517)
Change in valuation allowance	(12,858,776)
Income tax expense	$243,735

a.
The statutory or “expected” tax rate is the U.K. rate of 25% for 2024.
b.
Amounts reflect adjustments (either a benefit or expense) to the “expected” tax expense for statutory rates in jurisdictions in which we operate outside of the UK.

The amount of cash paid for income taxes (net of refunds) for the year ended December 31, 2025 is as follows:

December 31, 2025
United Kingdom	$—
Foreign
India	16,881
Singapore	32,264
Canada	33,650
Poland	17,925
Germany	10,237
Other	831
Total income taxes paid, net of refunds	$111,788

The Company and its subsidiaries are liable to income taxes in their respective jurisdiction. The Company has unused tax losses as follows as at December 31, 2025:

	Tax loss carryforward	Expiration period
United Kingdom	$164,111,273	Indefinite
United States	153,048,075	Pre-TCJA 20, Post-TCJA Indefinite
Spain	1,335,632	Indefinite
Singapore	43,612,612	Indefinite
Canada	41,176,850	20 years
Other	5,932,045	Various
Total	$409,216,487

United States federal and state laws can impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an “ownership change,” as defined in Section 382 of the Internal Revenue Code. The Company expects that the majority of its United States net operating losses and other tax attributes are subject to Section 382, primarily in relation to its acquisition of Crownpeak (see Note 4). The Company has not completed a formal study to determine limitations at this time on these United States tax attributes. Such a study could result in limitations on the utilization of these net operating loss and other tax attribute carryforwards. As of December 31, 2025 our United States tax attributes are fully offset with valuation allowances with no tax benefit recorded in the combined consolidated financial statements.

The tax effects of temporary differences that give rise to the significant portions of our deferred tax assets and liabilities are presented below:

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

	December 31, 2025	December 31, 2024
Deferred Tax Assets:
Net Operating Losses	$98,253,660	$13,624,501
Other	691,392	—
Derivative Assets	644,969	644,969
Convertible Debt	8,838,491	7,382,329
Share-Based Payment Liability	350,000	350,000
Disallowed Interest Carryforward	7,703,939	—
Lease Liabilities	104,523	—
Transaction Costs	1,676,141	—
Total	$118,263,115	$22,001,799

Deferred Tax Liabilities:
Derivative Liabilities	$(646,895)	$(646,895)
Right of Use Assets	(92,263)	—
Intangible Assets	(54,893,784)	(485,477)
Accrued Expenses	(1,805,939)	—
Total	$(57,438,881)	$(1,132,372)

Net Deferred Tax Asset/(Liability):	$60,824,234	$20,869,427
Valuation Allowance	(89,074,069)	(20,869,427)
Net Deferred Tax Asset/(Liability), net of Valuation Allowance:	$(28,249,835)	$—

Valuation allowances are recognized on deferred tax assets if the Company believes it is more likely than not that some or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, the Company considers all available evidence, including historical operating results, projections of future taxable income, the reversal of existing taxable temporary differences, and tax planning strategies. As of December 31, 2025, the Company recorded valuation allowances of $89,074,069 against its deferred tax assets that are more likely than not to be realized. The valuation allowance primarily relates to net operating loss carryforwards in the United Kingdom, United States, Singapore, and Canada, as well as disallowed business interest expense carryforwards in the United States under Section 163(j) of the Internal Revenue Code. The valuation allowance increased by $68.2 million during the year ended December 31, 2025 , primarily as a result of acquisitions completed during the year, which included entities in multiple jurisdictions with significant net operating loss carryforwards for which realization is not considered more likely than not. As of December 31, 2025, the Company recorded a net deferred tax liability, primarily attributable to certain jurisdictions associated with acquisitions completed during the year ended December 31, 2025. These jurisdictions are in a net deferred tax liability position due to fair value adjustments recorded in connection with purchase accounting.

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

The Company has not recognized any uncertain tax position for the year ended December 31, 2025 and December 31, 2024, respectively.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

17. Commitments and contingencies

Commitments

Microsoft, Google and Amazon Web Services

The Company’s future commitments to purchase eligible services and offerings from Microsoft, Google and Amazon Web Services is summarized in the table below:

Future commitment amount in USD millions
Microsoft	$150
Google	36
Amazon Web Services	43
Total Commitment	$229

On October 3, 2024, the Company announced that it entered into a commercial agreement with Microsoft Corporation. Through this collaboration, Rezolve’s Brain Suite, including Brain Commerce, Brain Checkout, and Brain Assistant, will be powered by Microsoft Azure and available globally via Microsoft’s Azure Marketplace and co-sell channels. The Company is committed to spend $150.0 million under this agreement to purchase eligible services and offerings from Microsoft over the next 5 years.

On November 20, 2024, the Company announced that it entered into a commercial agreement with Google Cloud EMEA Ltd (“Google”). Through this collaboration, Google will resell Rezolve AI’s Brain Suite. The Company is committed to spend $10.0 million to purchase eligible services and offerings from Google over the next 3 years. On March 25, 2025, in connection with the GroupBy acquisition (see Note 4), the Company assumed a commitment to spend $26.0 million to purchase eligible services and offerings from Google over the next 5 years.

On December 1, 2025, in connection with the Crownpeak acquisition (see Note 4), the Company assumed a commitment to spend $43.0 million with Amazon Web Services to purchase eligible services and offerings from Amazon Web Services over the next 5 years.

SQD tokens

In connection with the acquisition of Subsquid (see Note 4), the Company entered into a contractual commitment to purchase SQD tokens on the open market. Under the terms of the arrangement, the Company is required to acquire SQD tokens in an amount equal to 1% of the Company's annual revenue for each of the fiscal years ending December 31, 2025, 2026, and 2027; this obligation is contingent upon the continued employment of the seller of Subsquid with the Company and the continued service of the Subsquid co-founder as a consultant, such that the purchase requirement applies only if these service conditions are met.

The SQD token purchase commitment is based on a percentage of the Company's recognized revenue for the applicable fiscal year and will be settled through market purchases at prevailing market prices. The aggregate amount of future purchases will vary depending on the Company's actual revenue and the market price of SQD tokens at the time of acquisition.

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business. Other than as described below, we are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

JBAAM

As previously reported on its Report of Foreign Private Issuer on Form 6-K, filed on July 25, 2025, the Company has been notified that a civil complaint (the “Complaint”) was filed against the Company and Daniel Wagner on July 16, 2025 in the Supreme Court of the State of New York, New York County, by JBAAM Special Opportunities Fund II LLC (“JBA”) and YA II PN, Ltd. ("YA"), in connection with the parties’ securities purchase agreement dated February 21, 2025 (the “February SPA”), which never closed.

The Company believed the Complaint was without merit and vigorously defended the matter through all appropriate legal channels,

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

including the potential pursuit of counterclaims regarding certain other financing agreements the parties had entered into (collectively, the "Financing Arrangements"). On December 19, 2025, the Company entered into a Confidential Settlement Agreement and Conditional Mutual Release dated December 19, 2025 (the “Settlement Agreement”) with YA and Yorkville Advisors Global, LP (together the “Yorkville Parties”); Dan Wagner (“Wagner” and together with the Company, the “Rezolve Parties”); JBA; and Andrew Weksler (“Weksler,” and collectively with JBA, the Rezolve Parties, and the Yorkville Parties, the “Parties”), pursuant to which the Company agreed to pay YA (i) a commitment fee of $1,900,040 upon execution of the Agreement (the “Commitment Fee”) and (ii) settlement payments in an aggregate amount of up to $15,000,000 as follows: (a) $5,000,000 upon execution of the Agreement (the “First Settlement Payment”); (b) $1,000,000 on each of January 31, 2026, February 28, 2026, March 31, 2026, and April 30, 2026 (collectively, the “Subsequent Settlement Payments”); and (c) $6,000,000 on May 31, 2026 (the “Final Settlement Payment”), in order to settle the Parties’ litigation in New York. The Final Settlement Payment may be reduced to $1,000,000, provided that the Commitment Fee, the First Settlement Payment, and each of the Subsequent Settlement Payments are timely and indefeasibly paid.

In connection with entering into the Settlement Agreement, the Parties exchanged mutual releases and discharge each other of any obligations arising under the Financing Arrangements, which became effective on December 19, 2025 upon payment of the Commitment Fee and the First Settlement Payment and delivery of the executed Promissory Note by the Company to YA. Upon effectiveness of the Parties’ releases, the pending New York litigation was discontinued with prejudice, and any prior documents entered into in connection with the Financing Arrangements were terminated, except as expressly preserved in the Settlement Agreement.

The Settlement Agreement includes customary confidentiality and assignment provisions and explicitly states that nothing in the Agreement shall be construed as an admission of liability by any of the Parties.

Upon execution of the Settlement Agreement and in consideration of the terms and conditions of the Settlement Agreement, the Company also executed a promissory note in favor of YA in an aggregate amount of $10,000,000 (the “YA Promissory Note”), comprised of the Subsequent Settlement Payments and the Final Settlement Payment. Once the Company has timely and indefeasibly made the Subsequent Settlement Payments and the Final Settlement Payment to YA, the YA Promissory Note shall be retired.

Wondr Gaming Corporation

On July 27, 2021, GroupBy, Inc. issued a Statement of Claim against Wondr Gaming Corporation for breach of contract and in the alternative for unjust enrichment. As this gain is not yet realizable or realized, the Company has not recognized a gain contingency for the amount of damages sought as of December 31, 2025.

Wondr Gaming Corporation has defended and made a counterclaim against GroupBy, Inc. The Company believes that there is very little merit to the counterclaim and intends to vigorously defend the matter through all appropriate legal channels. The Company has not recorded an accrual related to this matter as of December 31, 2025 as it determined that any such loss contingency was not probable or reasonably estimable.

CVS Pharmacy

On April 28, 2022, R2 Solutions LLC sued CVS Pharmacy, Inc. for patent infringement. The claim of infringement relates to, among other things, online search technologies. On July 21, 2022, CVS Pharmacy, Inc. notified GroupBy Inc. that it was of the view that the Hosting Services Agreement between the two parties requires GroupBy Inc. to indemnify CVS Pharmacy, Inc. in respect of the R2 Solutions LLC claim. To the Company's knowledge, no specific amount of damages or compensation has been sought from GroupBy Inc. to date. The status of the litigation is that R2 Solutions LLC and CVS Pharmacy, Inc. settled. Since that time, and to the Company's knowledge, CVS Pharmacy, Inc. has not contacted GroupBy Inc. to pursue any claim for indemnification in respect of this litigation. The Company has not recorded an accrual related to this matter as of December 31, 2025 as it determined that any such loss contingency was not probable or reasonably estimable.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

18.
Subsequent events

For financial statements as of December 31, 2025, we have evaluated subsequent events through March 30, 2026, which is the date such financial statements are available to be issued.

Securities Purchase Agreements

On January 20, 2026, the Company entered into a securities purchase agreement with certain investors, pursuant to which the Company agreed to sell and issue to these investors 62,500,000 Ordinary Shares, par value £0.0001 per share, at an offering price of $4.00 per Ordinary Share (the "January 2026 Offering"). The 62,500,000 Ordinary Shares were offered and sold pursuant to an effective registration statement on Form F-3 (Registration No. 333-291842) filed with the U.S. Securities and Exchange Commission and a related prospectus supplement. January 2026 Offering closed on January 21, 2026. The Company intends to use the net proceeds from the January 2026 Offering for accelerated investment into its sale organization, potential accretive M&A opportunities and general corporate and working capital purposes.

In connection with the offering, the Company also entered into a Placement Agent Agreement (the "Placement Agent Agreement") on January 20, 2026, with A.G.P./Alliance Global Partners (the “Lead Placement Agent”) and Titan Partners Group LLC, a division of American Capital Partners, LLC ("Titan" and, together with the Lead Placement Agent, the "Placement Agents"), pursuant to which the Placement Agents served as the exclusive placement agents in connection with the January 2026 Offering. The Company agreed to pay the Placement Agents a fee in cash equal to 5.0% of the aggregate gross proceeds from the sale of the Shares. The Company also agreed to reimburse the Lead Placement Agent for out-of-pocket expenses, including the reasonable fees of legal counsel not to exceed $120,000 as well as non-accountable expenses not to exceed $10,000.

Reward Acquisition

On February 10, 2026, the Company completed the acquisition (the “Reward Acquisition”) of all of the issued share capital of Reward Loyalty UK Limited (“Reward”) pursuant to a sale and purchase agreement (the “Reward Purchase Agreement”) with the shareholders listed on Schedule 1 thereto and Peter West.

Reward develops and operates customer engagement, loyalty and commerce technology platforms, especially for banks, payment networks and retail partners.

Reward had issued share capital of £1,870,723.53 divided into 1,564,179 ordinary shares of £1.00 each, 287,968 A ordinary shares of £1.00 each, 276,700 B ordinary shares of £0.01 each, 200,800 C ordinary shares of £0.01 each and 1,380,153 D ordinary shares of £0.01 each (together the "Sale Shares"). The Reward Purchase Agreement contained customary representations, warranties, covenants deliverables for closing, which occurred on February 10, 2026.

The initial purchase price for the Reward Acquisition was approximately $239.6 million in cash (the “Reward Purchase Price”) as provided below and subject to certain adjustments as described in further detail in the Reward Purchase Agreement.

At the closing, the Company paid the Reward Purchase Price to the Paying Agent (as defined in the Reward Purchase Agreement) for distribution, net of the completion accounts adjustment retention amount of $3.0 million, the warranty retention amount of approximately $28.0 million, the D share acquisition retention amount of approximately $0.124 million and D share disposal retention amount of approximately $0.350 million and after discharging Reward's outstanding indebtedness to HSBC Innovation Bank Limited and certain shareholders. The Reward Purchase Price is subject to adjustment for the closing date completion accounts, which adjusts the Reward Purchase Price for net indebtedness and working capital determined as of the closing date of February 10, 2026.

The Company accounted for the Reward acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill. The Company's estimates of fair values of the net assets acquired are based on the information that was available at the date of acquisition, and the Company continues to evaluate the underlying inputs and assumptions used in its valuations. In accordance with ASC 805-10-25-13 through 25-19, the Company may record adjustments to the fair values of the assets acquired and liabilities assumed during the measurement period, which is the period not to exceed one year from the acquisition date. Any such adjustments will be recognized retrospectively, as if the accounting had been completed as of the acquisition date. The Company expects to finalize the determination of the fair values of assets acquired and liabilities assumed within the one-year measurement period permitted under ASC 805. Therefore the initial accounting for this acquisition is incomplete as of the date of issuance of these consolidated financial statements.

REZOLVE AI PLC AND SUBSIDIARIES

Notes to Combined Consolidated Financial Statements

The table below represents an initial allocation of the preliminary consideration to Reward’s tangible and intangible assets to be acquired and liabilities to be assumed based on the preliminary estimate of their respective fair values.

Consideration
Cash	$239,557,869
Fair value of total consideration transferred	$239,557,869
Recognized amounts of identifiable assets acquired and liabilities assumed:
Current assets (1)	$102,000,662
Property, plant & equipment	1,261,549
Trade names and Trademarks	19,136,460
Developed Technology	14,352,345
Customer Relationships	82,013,400
Non competition agreement	434,636
Right of use assets	1,324,232
Non-current liabilities (2)	(29,879,877)
Current liabilities (3)	(89,835,848)
Total identifiable net assets	$100,807,560
Goodwill	138,750,309
Total estimated preliminary purchase price allocation	$239,557,869
1.
Includes trade and other receivables, prepayments, cash and cash equivalents and other current assets.
2.
Includes long-term loans, long-term lease liabilities, long-term deferred tax liabilities and other non current liabilities.
3.
Includes trade and other payables, short term loans, short term lease liabilities and other current liabilities.

Other acquisitions

Subsequent to the balance sheet date, the Company completed three acquisitions for an aggregate consideration, consisting of approximately $9.4 million in cash and approximately $19.4 million in equity consideration. The acquisitions are expected to enhance the Company’s products and service offerings and expand its geographic presence.

Due to the timing of the acquisitions, the Company has not completed the accounting for these acquisitions. Accordingly, the initial accounting for the acquisitions is incomplete as of the date of issuance of these combined consolidated financial statements. The Company is in the process of evaluating the fair value of the assets acquired and liabilities assumed, including the identification and valuation of intangible assets and goodwill, if applicable.

INDEPENDENT AUDITOR’S REPORT

Board of Directors

Crownpeak Intermediate Holdings, Inc.

Opinion

We have audited the consolidated financial statements of Crownpeak Intermediate Holdings, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of January 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the “financial statements”).

In our opinion, based upon our audits and the report of the other auditors, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We did not audit the financial statements of Crownpeak Germany GmbH, a wholly-owned subsidiary, whose financial statements reflect total assets constituting approximately 15% and 12%, respectively, of consolidated total assets at January 31, 2025 and 2024, and total revenues constituting approximately 27% and 25%, respectively, of consolidated total revenues for the years then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Crownpeak Germany GmbH, is based solely on the report of the other auditors. Those statements, which were prepared in accordance with German legally required accounting principles, as issued by the German Commercial Code (HGB), were audited by other auditors, whose report has been furnished to us. We have applied audit procedures on the conversion adjustments to the financial statements of Crownpeak Germany GmbH, which conform those financial statements to accounting principles generally accepted in the United States of America. Our opinion, insofar as it relates to the amounts included for Crownpeak Germany GmbH, prior to these conversion adjustments, is based solely on the report of the other auditors.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter – Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has $141.4 million of debt that matures on November 30, 2025, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Managements’ evaluation of the events and conditions and management's plans to mitigate this matter are also described in Note 2. Our opinion is not modified with respect to this matter.

Emphasis of Matter – Correction of an Error

As discussed in Note 3 to the financial statements, the balance sheet as of January 31, 2025, has been restated to correct an error. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the

Board of Directors

Crownpeak Intermediate Holdings, Inc.

Independent Auditors' Report

override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ SingerLewak LLP

San Jose, California

July 31, 2025, except for Note 3 as to which the date is October 31, 2025

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

As of January 31, 2025 (restated) and 2024

	2025	2024
Assets
Current assets
Cash	$7,280	$4,908
Accounts receivable, net	12,132	13,874
Deferred commissions, current	1,465	983
Prepaid expenses and other current assets	1,855	3,108
Total current assets	22,732	22,873
Capitalized software, net	3,295	4,167
Fixed assets, net	279	523
Goodwill	106,315	108,248
Intangible assets, net	47,744	57,667
Right-of-use assets	1,163	2,001
Deferred commissions, net of current portion	3,717	2,273
Deposits and other assets	246	454
Total assets	$185,491	$198,206
Liabilities
Current liabilities
Debt, net of debt issuance costs	$133,297	$—
Revolving line of credit	7,500	2,500
Lease liability, current	410	1,241
Accounts payable	6,984	10,390
Accrued expenses	10,390	11,739
Deferred revenue	29,661	30,915
Total current liabilities	188,242	56,785
Debt, net of debt issuance costs	—	128,848
Lease liability, non current	750	1,152
Deferred tax liability	7,036	7,284
Total liabilities	196,028	194,069
Stockholders' (Deficit) Equity
Common stock: $.001 par value: 100 shares issued and outstanding	—	—
Paid in capital	135,117	120,438
Accumulated deficit	(142,542)	(117,365)
Accumulated other comprehensive (loss) income	(3,112)	1,064
Total stockholders' (deficit) equity	(10,537)	4,137
Total liabilities and stockholders’ (deficit) equity	$185,491	$198,206

See notes to the consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(EXPRESSED IN 000'S OF U.S. DOLLARS)

Years Ended January 31, 2025 and 2024

	2025	2024
Revenue
Subscription and support - recurring	$64,794	$68,612
Professional services and other - non-recurring	9,110	12,415
Total revenue	73,904	81,027
Cost of revenue	26,203	32,068
Gross profit	47,701	48,959
Operating expenses
Compensation and benefits	30,683	27,210
Research and development	5,142	7,087
Marketing	1,248	2,002
Depreciation and amortization	6,704	6,575
General and administrative	12,746	14,407
ROU impairment loss	—	826
Total operating expenses	56,523	58,107
Loss from operations	(8,822)	(9,148)
Other income (expense)
Other income, net	1,045	2,261
Interest expense	(16,745)	(18,482)
Total other expense, net	(15,700)	(16,221)
Loss before income taxes	(24,522)	(25,369)
Income tax (expense) benefit	(655)	723
Net loss	$(25,177)	$(24,646)
Other comprehensive (loss) income
Foreign currency translation adjustments	(4,176)	820
Total comprehensive loss	$(29,353)	$(23,826)

See notes to the consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT)/EQUITY

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Years Ended January 31, 2025 and 2024

	Common	Common	Paid in	Accumulated	Accumulated Other
	Shares	Stock	Capital	Deficit	Comprehensive Income (Loss)	Total
Balance at January 31, 2023	100	$—	$120,438	$(92,719)	$244	$27,963
Net loss	—	—	—	(24,646)	—	(24,646)
Foreign currency translation	—	—	—	—	820	820
Balance at January 31, 2024	100	$—	$120,438	$(117,365)	$1,064	$4,137
Capital contribution	—	—	14,000	—	—	14,000
Net loss	—	—	—	(25,177)	—	(25,177)
Employee stock-based compensation	—	—	679	—	—	679
Foreign currency translation	—	—	—	—	(4,176)	(4,176)
Balance at January 31, 2025	100	$—	$135,117	$(142,542)	$(3,112)	$(10,537)

See notes to the consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Years Ended January 31, 2025 and 2024

	2025	2024
Cash flows from operating activities
Net loss	$(25,177)	$(24,646)
Adjustments to reconcile net loss to cash used in operating activities:
Provision for expected credit losses	73	618
Depreciation and amortization	10,658	9,326
Amortization of debt discount	614	1,334
Amortization of acquired deferred revenue	—	(514)
Loss on disposal of property and equipment	2	89
Non-cash lease expense	838	1,750
ROU impairment loss	—	826
Paid-in-kind capitalized interest	4,485	—
Provision for deferred income tax benefit	(248)	(1,799)
Net changes in operating assets and liabilities:
Accounts receivable, net	1,669	4,299
Deferred commissions	(1,926)	(2,022)
Prepaid expenses and other current assets	1,253	859
Deposits	208	(23)
Accounts payable	(3,406)	4,058
Accrued expenses	(1,349)	(2,861)
Deferred revenue	(1,254)	379
Lease liabilities	(1,233)	(2,166)
Net cash used in operating activities	(14,793)	(10,493)
Cash flows from investing activities
Capital expenditures	(99)	(406)
Capitalized software development	(841)	(3,886)
Net cash used in investing activities	(940)	(4,292)
Cash flows from financing activities
Capital contribution	14,679	—
Principal payments on long-term debt	(650)	—
Proceeds from line of credit	5,000	2,500
Net cash provided by financing activities	19,029	2,500
Effect of exchange rates on changes in cash	(924)	(1,082)
Net increase (decrease) in cash	2,372	(13,367)
Cash - beginning balance	4,908	18,275
Cash - ending balance	$7,280	$4,908
Supplemental disclosure of cash flow data:
Cash paid for interest	$10,274	$16,500
Cash paid for income taxes	$82	$324
Noncash investing and financing activities
Initial recognition of right of use assets and liability, arising from new leases during the year	$—	$1,383

See notes to the consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

1.
General information

Crownpeak Intermediate Holdings, Inc., a Delaware corporation, (the “Company”) is the holding parent company for the following subsidiaries: Crownpeak Technology, Inc., a wholly-owned Delaware corporation, (“Crownpeak”), Magus Research Limited, a wholly-owned private United Kingdom company, Evidon, Inc., a wholly-owned Delaware corporation, e-Spirit Inc., a wholly- owned Delaware corporation, Crownpeak Technology GmbH (formerly e-Spirit GmbH), a wholly- owned private German company, Ilumino, LLC, a wholly-owned Ohio corporation, Aegean Bidco Ltd., a wholly-owned private United Kingdom company that is a holding parent company for the following subsidiaries: Attraqt Group PLC, a wholly-owned private United Kingdom company, Attraqt Limited, a wholly-owned private United Kingdom company, Attraqt Inc., a wholly-owned Delaware corporation, Early Birds SAS, a wholly-owned private France company, Fredhopper B.V., a wholly-owned private Netherlands company, Spring Technologies EOOD, a wholly-owned private Bulgaria company, Fredhopper (Australia) Pty Ltd., a wholly-owned private Australia company, Fredhopper GmbH, a wholly-owned private Germany company and Fredhopper Sarl, a wholly- owned private France company. The Company offers the leading cloud-based Digital Experience Management and Digital Quality Management platforms, creating a unique market leader in the space. The Company is headquartered in Denver, Colorado with additional offices in London, United Kingdom; Dortmund, Germany; Paris, France and Amsterdam, Netherlands.

Crownpeak was founded in 2001 and is the only cloud-first Digital Experience Management (DXM) platform with a native Digital Quality Management (DQM) offering operating as a Software as a Service (“SaaS”) platform. Crownpeak is the only enterprise DXM platform purpose-built to scale efficiently with customers as they grow, simplifying the deployment, management and adherence to regulatory/policy compliance of global sites by any size team, across all digital touchpoints (e.g., desktop websites, mobile, social media). As the web content “system of record” for a diverse set of multi-billion-dollar global enterprises, the Crownpeak platform is deeply embedded in the underlying operations of its customers which, when coupled with multi- year contractual obligations, allows Crownpeak to derive highly visible and stable recurring revenue streams.

These consolidated financial statements of the Company as of and for the years ended January 31, 2025 and 2024, are comprised of the Company and its subsidiaries (together referred to as the "Group").

2.
Liquidity

The Company has prepared these financial statements under the going concern basis of accounting following Accounting Standards Update (“ASU”) 2014-15, “Presentation of Financial Statements - Going Concern”, which was codified as Accounting Standards Codification (“ASC”) 205-40 (“ASC 205-40”).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying consolidated financial statements, the Company has $141.4 million of debt outstanding on January 31, 2025 that matures on November 30, 2025. This condition raises substantial doubt about the Company’s ability to continue as a going concern for at least one year from the issuance date of these consolidated financial statements. Management is actively addressing this uncertainty by pursuing refinancing or an extension of the Company’s outstanding debt, either with its primary lender or alternative financing sources, with the support of the Company’s principal investor. The Company believes these actions will mitigate the current uncertainty and support the Company’s ability to continue as a going concern. Discussions with the primary lender are already underway and the Company expects to complete an amended credit agreement, including an extension of this debt. The consolidated financial statements do not include any adjustments related to any potential uncertainty about the Company’s ability to continue as a going concern.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

3. Basis of preparation and restatement

Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United Sates (GAAP). The preparation of financial statements in conformity with GAAP requires the use of certain accounting estimates. It also requires Management to exercise its judgment in the process of applying the Group’s accounting policies. The Group’s most significant estimates relate to impairment evaluations of intangible assets and goodwill, accounts receivable allowance for credit losses, as well as, the valuation of deferred tax assets and the related valuation allowance.

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes deferred tax assets and liabilities based on the Group’s current understanding of tax laws as applied to the Group’s circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Restatement

The balance sheet as of January 31, 2025 has been restated to correct an error. The Company’s debt at January 31, 2025 totaling $133,297 was improperly shown as a non-current liability in the originally issued financial statements when it should have been classified as a current liability based upon its maturity date. The restated January 31, 2025 balance sheet corrects this error and reflects the Company’s debt as a current liability. This error correction had no impact on the results of operations or accumulated deficit. It was a reclassification from non-current liabilities to current liabilities.

4. Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Subsidiaries and Principles of Consolidation

Subsidiaries are all entities over which the Group has control. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Inter-company transactions and balances between Group companies are eliminated in consolidation.

Foreign Currency Translation

The Company’s foreign subsidiaries utilize functional currencies other than U.S. dollars. Assets and liabilities recorded for entities using other functional currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing over the period. Translation adjustments resulting from these processes are charged to or credited to other comprehensive income (loss).

Cash

Cash includes cash on hand and deposits held available on demand with financial institutions. The Company continually monitors its cash positions with, and the credit quality of, the financial institutions with which it invests. Periodically during the years, the Company maintained balances in various operating accounts in excess of insured limits.

Accounts Receivable, Net

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Accounts receivable are recorded at the invoiced amount, do not include interest and the Company generally does not require collateral. On a quarterly basis the Company reviews accounts for collectability and establishes an allowance for probable credit losses. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current credit risk rating, collection pattern of customers, as well as for changes in economic environmental conditions. The Company writes off accounts against the allowance once all efforts at collection have been exhausted.

The following table presents the activity in the allowance for credit losses for the years ended January 31, 2025 and 2024:

Beginning balance as of February 1, 2023	$557
Current-period provision for expected credit losses	618
Write-offs charged against the allowance	(173)
Recoveries of amounts collected	—
Ending balance as of January 31, 2024	$1,002
Current-period provision for expected credit losses	73
Write-offs charged against the allowance	(187)
Recoveries of amounts collected	—
Ending balance as of January 31, 2025	$888

Capitalized Software Development Costs

The Company develops internal-use software as required to support its operations. Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost, subject to an impairment test. Application development stage costs generally include costs associated with software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over three years. The Company assesses the potential impairment of capitalized internal-use software whenever events or changes in circumstances indicate that the carrying value of the internal-use software may not be recoverable. As of January 31, 2025 and 2024, the Company had capitalized internal use software costs totaling $3.3 million and $4.2 million (net of accumulated amortization of $2.3 million and $0.6 million), respectively.

Fixed Assets, Net

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer and similar equipment	3 years
Furniture and fixtures	3-5 years
Software and licences	3 years

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Goodwill

The Company’s goodwill was recorded as a result of business combinations using the acquisition method of accounting. The Company does not amortize goodwill but tests it at least annually for recoverability. During the years ended January 31, 2025 and 2024, no impairment of goodwill was recorded.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives:

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Developed technology	6-11 years
Customer relationships	11-15 years
Non-compete agreements	2-3 years
Trade names	5-6 years

Customer relationships amortization is computed over the term of expected cash flows. As the cash flows are consistent period-to-period due to the subscription nature of the services, management determined amortization of the customer relationship intangible assets using the straight-line method would approximate the cash flow approach.

The Company evaluates the recoverability of its intangible assets, if circumstances indicate impairment may have occurred. During the years ended January 31, 2025 and 2024, there was no impairment of intangible assets recorded.

Long-lived Assets

Management reviews long-lived assets for impairment whenever changes in events or circumstances indicate the assets may be impaired. Pursuant to ASC 360, an impairment loss is to be recorded when the net book value of the asset exceeds the undiscounted cash flows expected to be generated by the asset.

If the asset is determined to be impaired, the asset is written down to its net realizable value and the loss is recognized in other income (expense) in the period when the determination is made. No impairment of long-lived assets has been recorded as of January 31, 2025 and 2024.

Revenue, Contract Assets and Contract Liabilities

The Company recognizes revenue in accordance with FASB ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606"), revenue recognition guidance which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To do this, the Company applies the five-step model in the FASB’s guidance, which requires the Company to: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. In addition, the Company elected to apply certain of the permitted practical expedients within the revenue recognition guidance and make certain accounting policy elections including those related to significant financing components and sales taxes. The Company elected the portfolio practical expedient as it expects that revenue recognition would not differ materially from recognition of individual contracts. The Company will continue to use judgment on a go forward basis and if any of its contracts should materially change, the Company will reassess whether a portfolio approach is appropriate. Refer to Note 5 for a detailed discussion of accounting policies related to revenue recognition, including contract liabilities and contract assets.

Research and Development Costs

Research and development costs, which include costs incurred to develop internal-use software that do not meet the criteria under ASC 350 to be capitalized, are charged to expense as incurred and totaled $5.1 million and $7.1 million for the years ended January 31, 2025 and 2024, respectively.

Marketing Costs

The Company expenses the costs of marketing, including advertising and promotional expenses, as incurred. Marketing expense was $1.2 million and $2 million for the years ended January 31, 2025 and 2024, respectively.

Other Comprehensive Income (Loss)

The Company utilizes FASB ASC Topic No. 220, “Reporting Comprehensive Income” (“ASC 220”). ASC 220 establishes standards for reporting other comprehensive income (loss) and its components within a financial statement. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company records foreign currency translation adjustments through other comprehensive income (loss).

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Income Taxes

The Company accounts for income taxes under FASB ASC Topic No. 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included within the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end and for net operating loss and tax credit carryforwards based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized within an entity’s financial statements and prescribes a recognition and measurement of tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition of tax benefits, classification in the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no significant unrecognized tax benefits that would affect the effective tax rate.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which introduces additional disclosure requirements for the relevant income tax disclosures. The additional disclosures require an entity to disclose income taxes paid by jurisdiction. The amendments should be applied prospectively. The amendments in this update are effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of ASU 2023-09 within its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The ASU adds an example with four fact patterns to ASC 718-10, Compensation – Stock Compensation – Overall, in order to assist preparers of financial statements in determining whether profits interest units should be accounted for within the scope of the guidance in ASC 718 or ASC 710, Compensation - General. The ASU only addresses the scope determination and does not amend the recognition or measurement guidance in either ASC 710 or ASC 718. This ASU is effective for fiscal years beginning on February 1, 2026. The Company early adopted this ASU for the year ended January 31, 2024 and adoption had no significant impacts on the financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

5.
Revenue, Deferred Revenue and Deferred Commissions

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

(i)
Identification of the contract, or contracts, with a customer – A contract with a customer typically exists when the Company enters into an enforceable contract with a customer for the Company’s SaaS hosted services, related support services or professional services.
(ii)
Identification of the performance obligations in the contracts – Performance obligations are typically (1) access to the Company’s SaaS hosted services and SaaS service subscriptions (2) implementation services and (3) professional services.
(iii)
Determination of the transaction price – The transaction price is determined based on the consideration expected to be received in exchange for its performance obligations to the customer. Contracts generally contain fixed consideration.
(iv)
Allocation of the transaction price to the performance obligations in the contract – Typically, the Company enters into contracts that include SaaS hosted services (and related service subscriptions), which also include implementation services. These contracts contain multiple performance obligations and require an allocation of the transaction price to each based on their relative standalone selling prices (“SSP”). In some cases, such as with usage-based advertising services, the transaction price is determined based on monthly usage (e.g., impressions) and allocated to the related performance obligation accordingly.
(v)
Recognition of revenue when, or as, performance obligations are satisfied – Revenue is recognized as the Company satisfies performance obligations. Performance obligations for the Company’s SaaS hosted services and SaaS subscription services are satisfied over the contract term. The performance obligations for implementation services and professional services are satisfied over the period the services are performed. Accordingly, revenue for these services is recognized over time. The Company also provides usage-based advertising services which are billed on a monthly basis with typical payment terms of 30 days. The Company recognizes this revenue at a point in time based upon impressions that were made during the month. This revenue is included as part of professional services revenue.

The Company also sells an on-premise product under perpetual licenses along with maintenance and support, principally in the German market. Revenue from perpetual licenses is recognized upon delivery of the license and maintenance and support is recognized ratably over the maintenance and support period. In the statement of operations license revenue is included within Professional services and other- nonrecurring and the maintenance and support is included within Subscription and support-recurring.

The Company invoices customers based upon the terms of the agreement. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue.

Point in time and over time revenue recognition

Total revenue recognized was as follows:

	2025	2024
Subscription – over time	$64,794	$68,612
Professional services and others – over time	6,192	9,010
Advertising services – point in time	2,325	2,756
Licensing revenue – point in time	593	649
Total revenue	$73,904	$81,027

Payment Terms and Right of Return

Payment terms are negotiated individually with the customers and invoices are generally due within 30 days, as such there is not a significant financing component in the contracts with customers. The Company does not offer rights of return or discounts in the normal course of business.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Incremental Costs of a Contract

The Company has determined they have incremental costs of a contract for commission plans with employees. The commission plans include base commissions, quota achievement bonuses, new logo bonuses, multi-year contract bonuses and quarterly earned incentives. Commissions incurred as part of obtaining initial contracts are capitalized in accordance with ASC 340-40 “Other Assets and Deferred Costs” as contract assets and are amortized over an average customer life of 5 years. Such capitalization and amortization are applied on a portfolio basis as the portfolio approach would not be materially different than if such costs were accounted for on an individual contract basis.

Contract Liabilities

Contract liabilities are recorded when cash payments are received or invoices issued in accordance with the contract in advance of performance. The current portion of contract liabilities represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Opening Balances

The opening balances of contract assets and liabilities, both current and noncurrent, as of February 1, 2023 are as follows:

Accounts Receivable	$13,040
Deferred Commissions	1,254
Deferred Revenue	26,236

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

6.
Concentration of credit risk

Cash and Cash Equivalents

Cash and accounts receivable balances are subject to credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheets. Management monitors its exposure to credit risk on an ongoing basis. Concentration of credit risk exists at times when cash balances exceed federal insurance limits.

Customer Concentration

As of and for the year ended January 31, 2025, no customers represented more than 10% of total accounts receivable and no customer represented more than 10% of total revenues. As of and for the year ended January 31, 2024, no customer represented more than 10% of total accounts receivable, and one customer represented more than 10% of total revenues.

Reclassification

Certain amounts in the financial statements for the year ended January 31, 2024 have been reclassified to conform to the current year presentation. Such reclassifications had no impact on the previously reported net loss or accumulated deficit.

7.
Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following as of January 31:

	2025	2024
Prepaid expenses	$1,724	$2,743
Other current assets	131	365
Prepaid and other current assets	$1,855	$3,108

8.
Fixed Assets, net

Fixed assets consisted of the following as of January 31:

	2025	2024
Computers and similar equipment	$1,136	$1,118
Furniture and fixtures	231	194
Leasehold improvements	220	204
Total	$1,587	$1,516
Accumulated depreciation	(1,308)	(993)
Fixed assets, net	$279	$523

Depreciation expense for the years ended January 31, 2025 and 2024 was $0.3 million and $0.4 million, respectively.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

9.
Goodwill

The following table reflects goodwill and changes to goodwill during the year ended January 31:

Balance as of January 31, 2023	$106,597
Foreign currency translation adjustment	1,651
Balance as of January 31, 2024	$108,248
Foreign currency translation adjustment	(1,933)
Balance as of January 31, 2025	$106,315

10.
Intangible Assets, net

Intangible assets consisted of the following as of January 31, 2025:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$64,323	$(30,673)	$33,650
Developed technology	27,725	(13,764)	13,961
Trade names	3,059	(2,927)	132
R&D	821	(821)	—
Non-compete agreements	177	(176)	1
Intangible assets, net	$96,105	$(48,361)	$47,744

Intangible assets consisted of the following as of January 31, 2024:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$65,630	$(24,736)	$40,894
Developed technology	27,725	(11,588)	16,137
Trade names	3,059	(2,466)	593
R&D	821	(814)	7
Non-compete agreements	177	(141)	36
Intangible assets, net	$97,412	$(39,745)	$57,667

Amortization expense for the years ended January 31, 2025 and 2024 was $8.6 million and $8.9 million, respectively (including $2.2 million and $2.6 million, respectively, recorded as part of cost of revenue).

As of January 31, 2025, amortization expense for future periods for the intangible assets will be as follows for the years ended January 31:

Intangibles
2026	$7,968
2027	7,676
2028	6,740
2029	5,232
2030	5,232
Thereafter	14,896
Total	$47,744

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

11.
Debt

Credit Agreement

On February 28, 2019, the Company entered into a new agreement (the “Credit Agreement”) with Monroe Capital Management Advisors, LLC (“Monroe Capital”). This resulted in a new $60.0 million Term Loan (the “Initial Term Loan”). Proceeds were used to pay off the $40.4 million PNC Initial Term Loan and Amendments, and related accrued interest of $0.3 million, pay loan origination costs of $1.6 million, distribute $13.6 million back to K1 Investment Management, and add $4.0 million to the Company’s cash accounts. Debt issuance costs of $1.6 million were capitalized and are being amortized over the life of the Credit Agreement.

The $60.0 million Term Loan under the Credit Agreement is secured by substantially all the assets of the Company. Term Loan bears interest payable monthly with a variable interest rate per annum equal to SOFR Rate margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The SOFR Rate margin is based on a recurring revenue leverage ratio calculation as defined in the Credit Agreement. As of January 31, 2025 and 2024, the interest rate was 12% and 12.6%, respectively.

The loan agreement specifies certain financial covenants that the Company must comply with. As of January 31, 2025 and 2024, the Company was in compliance with these covenants.

The Company signed an amendment agreement (Amendment #4) with Monroe Capital on September 27, 2022 to increase the Term Loan from $60.0 million to $80 million and to increase the revolving line of credit from $2.5 to $7.5 million. The amendment also added a Second Delayed Draw Term Loan to the available credit facilities of $50.0 million to finance future acquisitions if drawn down before March 27, 2023 to finance future acquisitions. Additionally, the maturity date for all debt facilities was extended to February 28, 2025.

On April 26, 2024, the Company signed an amendment agreement (Amendment #7) to its credit agreement. As a result of this amendment, the Company made an election to change the basis for loan compliance to EBITDA instead of based on revenues. Additionally, the maturity date of the loan was extended to November 30, 2025 and the Company has agreed to pay an exit fee of $1,029, which is due on the loan's maturity date of November 30, 2025. For the year ended January 31, 2025, the Company recognized $491 in expense related to the exit fee.

On August 4, 2024, the Company signed an amendment agreement (Amendment #8) with Monroe Capital. As a result of this amendment, repayments of principal for the Term Loan and Delayed Draw Term Loan are no longer required each quarter and interest payments may be treated as Paid in Kind for the period August 1, 2024 to May 1, 2025. In lieu of payments, this amount will be accrued and added to principal outstanding and the interest rate will be increased by 1.00% for the related period. Paid in Kind interest amounted to $4.5 million for the year ended January 31, 2025. The loan is due in full upon maturity. The outstanding principal balance was $78.5 and $79.1 million as of January 31, 2025 and 2024, respectively.

Delayed Draw Term Loan

As of January 31, 2025 and 2024, the borrowings against the Delayed Draw Term Loan were $50.9 million. As of January 31, 2025 and 2024, the interest rate was 12% and 12.6%. The loan is due in full upon maturity.

The Company’s term debt is due in full upon maturity. The outstanding balance of all term debt (net of unamortized debt issuance costs of $0.6 million and $1.2 million) was $133.3 million and $130 million as of January 31, 2025 and 2024, respectively.

Line of Credit

There is an available $7.5 million Revolving Credit line under the amendment to the Credit Agreement (the “Revolver”). The Revolver bears interest payable monthly with a variable interest rate per annum equal to the SOFR Rate Margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The Revolver matures November 30, 2025.

The Company drew an additional $5.0 million on the revolving line of credit increasing the balance to $7.5 million as of January 31, 2025.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

As of January 31, 2025 and 2024, there was $7.5 million and $2.5 million outstanding on the line of credit, respectively. As of January 31, 2025 and 2024, the Company was compliant with all covenants set forth in the Credit Agreement.

As of January 31, 2025 all outstanding debt totaling $141.4 million is due November 30, 2025. Management believes it will be able to successfully refinance the Company’s credit facility.

Subsequent to January 31, 2025 the Company began negotiations with the lender to modify the debt and extend the maturity date, however as of the issuance date of these financial statements no new agreement is in place.

12.
Leases

The Company follows the lease accounting guidance under ASC 842. Topic 842 requires lessees to recognize a right–of–use asset and a corresponding lease liability for most leases. The Company is the lessee in all current lease agreements. As permitted under the new guidance, management elected to utilize and apply the package of practical expedients to leases that commenced before the effective date of adopting ASC 842:

•
No need to reassess whether any expired or existing contracts are or contain leases
•
No need to reassess the lease classification for any expired or existing leases
•
No need to reassess initial direct costs for any existing leases

The Company has also elected the private company alternative to use the U.S. risk-free interest rate in determining the present value of lease payments when the incremental borrowing rate is not known. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

The Company leases its Dortmund, Muenster, Sofia, Paris, Boston, Amsterdam and London offices under operating lease agreements that are renewable on a periodic basis at both the Company’s option as well as the lessor. Rent expense under operating leases is recognized on a straight-line basis over the noncancelable lease term, taking into consideration any scheduled rent escalations and incentives. The Company did not have any finance leases as of January 31, 2025 and 2024. The Company subleased the Boston office for the year ended January 31, 2024. Sublease proceeds for the years ended January 31, 2024 were $0.3 million.

The following is a schedule by years of future minimum rental commitments for operating leases that have an initial or remaining non-cancelable lease term in excess of one year (net of sublease payments) as of January 31, 2025:

2026	$479
2027	352
2028	245
2029	239
Total lease payments	$1,315
Less: imputed interest	(155)
Present value of lease liability	$1,160

The rent expense associated with ongoing operating leases was $1.5 million and $1.7 million for the years ended January 31, 2025 and 2024, respectively. Cash paid related to operating lease rent payments for the years ended January 31, 2025 and 2024 totaled $1.9 million and $2.1 million, respectively. The balance sheet classification, weighted average remaining lease term, and weighted average discount rate related to operating leases under ASC 842 as of January 31, 2025 and 2024, were:

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

	2025	2024
ROU lease asset	$1,163	$2,001
Lease liability:
Current lease liability	410	1,241
Long-term lease liability	750	1,152
Total lease liability	$1,160	$2,393
Weighted average remaining lease term (years)	1.16	3.00
Weighted average discount rate	4.39%	3.60%

During the year ended January 31, 2024, the Company decided to exit the Denver lease as they no longer had use for the office space and there was no ability to sublease the office space. The lease was determined to be abandoned in line with ASC 360 and the right of use asset was written down to $0, as the Company would not obtain any future economic benefits from the underlying asset. For the year ended January 31, 2024, the Company recorded $0.8 million as an impairment loss associated with the abandonment.

13.
Accrued expenses

Accrued expenses consisted of the following as of January 31:

	2025	2024
Accrued expenses	$4,418	$5,641
Accrued compensation	2,790	3,197
Accrued interest	2,419	1,194
Business acquisition liabilities	—	470
Sales tax payable	763	1,237
Accrued expenses	$10,390	$11,739

Trade Loan

On November 11, 2022, the Company, through Attraqt Group PLC, executed a trade loan agreement with Barclays Bank PLC (“Barclays”). The trade loan agreement enables the Company to send Barclays invoices to pay totaling up to £1.5 million, or $1.85 million with a minimum loan period of 30 days and a maximum loan period of 90 days. The trade loan accrues interest based on the reference rate plus the margin rate of 2.5%. As of January 31, 2024, the interest rate was 7.0%. This loan is included in the accrued expenses balance as shown in the table above. The trade loan was terminated in 2024.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

14.
Employee retirement plans

Crownpeak 401(k) Plan

Crownpeak established a 401(k) plan (the “401k Plan”) covering all eligible employees, as defined in the 401k Plan agreement. The assets of the 401k Plan are held separately from those of Crownpeak in an independently administered fund. During the years ended January 31, 2025 and 2024, Crownpeak made contributions of $0.3 million and $0.4 million, respectively, to the 401k Plan.

Magus Pension Plan

Magus operates a defined contribution pension plan (the “Pension Plan”) covering all eligible employees, as defined in the Pension Plan agreement. The assets of the Pension Plan are held separately from those of Magus in an independently administered fund. During the years ended January 31, 2025 and 2024, Magus made contributions of $0.1 million and $0.1 million, respectively, to the Pension Plan.

Attraqt Pension Plan

Attraqt operates a defined contribution pension plan (the “Attraqt Pension Plan”) covering all eligible employees, as defined in the Attraqt Pension Plan agreement. The assets of the Attraqt Pension Plan are held separately from those of Attraqt in an independently administered fund. During the years ended January 31, 2025 and 2024, Attraqt made contributions of $0.4 million and $0.2 million, respectively, to the Attraqt Pension Plan.

15.
Stockholders' (deficit) equity

As of January 31, 2025 and 2024 the authorized, issued and outstanding capital stock of the Company consisted of 100 shares of common stock with a $0.001 par value. During the year ended January 31, 2025, the Company received contributions of $14 million from its primary stockholder, K1 investments.

16.
Stock based compensation

Management Incentive Unit Plan

In 2015, the Board approved the authorization to grant incentive units to employees through the Crownpeak Holdings, LLC 2015 Incentive Unit Plan (the “2015 Plan”). The purpose of the 2015 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2015 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, incentive units of the Company. The availability and offering of Incentive Units under the Plan are intended to enhance the Company’s and its subsidiaries’ ability to attract and retain high-caliber managerial talent, whose contributions are critical to the Company’s sustained growth, progress, and profitability.

Incentive units represent a non–voting interest in the Company and are subordinate to all common units.

As of January 31, 2025 and 2024, there were 25,279,277 and 40,285,188 management incentive units granted and outstanding with participation thresholds ranging from $0.95 to $1.06 per unit. Incentive unitholders are entitled to distributions from the Company after the cumulative distributions to unitholders of other specified classes of units have exceeded the participant threshold. The 2015 Plan entitles participants to participate in distributions, once the performance conditions are met or time has passed for time-based units. Granted management incentive units are generally 50% time-based and 50% performance-based vesting. The time-based management incentive units generally become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based management incentive units generally become vested when the Company’s majority unitholder achieves a total equity return multiple, generally a multiple of two. The Company has not made any distributions as of January 31, 2025.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

No compensation expense has been recognized for the years ended January 31, 2025 and 2024 as the amounts were not significant.

Management incentive unit plan details as of January 31 are as follows:

	2025	2024
Vested time-based management incentive units	15,439,796	11,363,854
Unvested time-based units	4,333,170	11,265,532
Unvested performance-based units	5,506,312	17,655,802

Unit Option Plan

In 2023, the Board approved the authorization to grant incentive units options to employees through the CrownPeak Holdings, LLC 2023 Incentive Unit Option Plan (the “2023 Plan”). The purpose of the 2023 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2023 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, option units of the Company.

The Board approved the grant of incentive unit options totaling 20,072,423 and 2,555,900 unit options during the fiscal years ended January 31, 2025, and 2024, respectively. Granted option units can be 50% time-based and 50% performance-based vesting, 100% time-based vesting and 100% performance-based vesting. The time-based option units become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based option units become vested when the Company’s majority unitholder achieves a total equity return multiple of two and expire in ten years.

As of January 31, 2025 and 2024, there were 19,778,823 option units and 3,224,708 option units granted and outstanding, respectively, with an exercise price of $1.09 per unit and an expiration date of ten years after the grant date. Upon exercise, the option units are converted to common units and have no participation threshold.

For the years ended January 31, 2025 and 2024 total compensation expense related to the 2023 Plan was $679 and $0, respectively.

Incentive unit option plan details as of January 31 are as follows:

	2025	2024
Unit options authorized	37,565,219	37,565,219
Unallocated unit options	17,786,396	34,340,512
Vested time-based unit options	431,045	140,638
Unvested time-based unit options	8,760,831	1,471,716
Unvested performance-based unit options	10,586,947	1,612,354

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

17.
Income taxes

The provision for income tax consisted of the following for the years ended January 31, 2025 and 2024:

	2025	2024
Current federal tax expense (benefit)	$—	$—
Current state tax expense (benefit)	26	(31)
Current foreign tax expense	877	1,107
Total current tax expense	903	1,076
Deferred federal tax expense	—	—
Deferred state tax expense	—	—
Deferred foreign tax benefit	(248)	(1,799)
Total deferred tax benefit	(248)	(1,799)
Total income tax expense (benefit)	$655	$723

Significant components of the Company’s deferred tax assets consisted of the following at January 31:

	2025	2024
Net deferred tax assets (liabilities) - domestic
Net operating loss carryforwards	$26,288	$21,844
R&D tax credit carryovers	820	820
Disallowed business interest expense	7,642	7,642
Goodwill and intangible assets basis differences	(516)	(794)
Stock-based compensation	165	—
Total net domestic deferred tax assets	34,399	29,512
Valuation allowance	(34,399)	(29,512)
Net domestic deferred tax assets	$—	$—
Net deferred tax assets (liabilities) - foreign
Germany intangible assets basis differences	$(3,576)	$(4,280)
UK net operating loss carryovers	3,777	5,472
UK intangible asset basis differences	(7,237)	(8,476)
Net foreign deferred tax liabilities	$(7,036)	$(7,284)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized.

The difference between the provision for income taxes and the income tax determined by applying the statutory federal income tax of 21%, to income before taxes, is primarily due to increases in the valuation allowance and state and foreign taxes.

The net valuation allowance increased by $4.9 million and $6.3 million in 2025 and 2024, respectively.

As of January 31, 2025, the Company had federal and state net operating loss carryforward (“NOLS”) of approximately $107.4 million and $59.4 million, respectively. The federal NOLS begin expiring in 2025 and state NOLS begin expiring in 2028. Federal NOLS generated after December 31, 2017 totaling approximately $46.5 million can be carried forward indefinitely. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where equity transactions result in a change of ownership as defined by the Internal Revenue Code Section 382. In the event the Company should experience an ownership change, as defined, utilization of its U.S. net operating loss carryforwards and tax credits could be limited.

As of January 31, 2025 and 2024, the Company has federal disallowed business interest carry forwards of approximately $31.4 million which can be carried forward indefinitely.

For UK tax purposes, as of January 31, 2025 and 2024, the Company had approximately $15.1 million and $17.6 million, respectively, of net operating loss carryovers which can be carried forward indefinitely.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

As of January 31, 2025 and 2024, the Company had federal research and development tax credit forwards of approximately $0.8 million. The federal credits will begin to expire in 2025.

For US federal and state tax purposes the Company’s tax returns generally remain open to examination for all prior periods due to the potential future usage of income tax credit and net operating loss carryovers to offset future taxable income prior to expiration of the tax credit and net operating loss carryovers. For the UK, the Company’s tax returns are generally open to examination for one year after the statutory filing date. For Germany, the Company’s tax returns are generally open to examination for 4 years after filing. As of January 31, 2025 the Company’s German subsidiary was undergoing tax audits for tax years 2019-2021.

18.
Contingencies

The Group has contingent liabilities associated with legal claims arising in the ordinary course of business. In the ordinary course of conducting its business, the Company, from time to time, may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company which may have an impact on net loss. The Company does not believe that these proceedings, individually or in aggregate, are material to its business or financial condition.

19.
Related party transactions

The Company is a wholly-owned subsidiary of Crownpeak Technology Holdings, LLC (“Holdings”), which is a wholly-owned subsidiary of K1 Investment Management. K1 Investment Management is a California-based private equity firm.

K1 provides consulting services to the Group in accordance with a Consulting Agreement effective November 23, 2015. The Group also reimburses K1 and/or its affiliates for their reasonable out-of-pocket expenses incurred in connection with the provision of services. Consulting fees and reasonable out-of-pocket expenses were $1 million and $0.9 million for the years ended January 31, 2025 and 2024, respectively.

20.
Subsequent events

The Company has performed an evaluation of subsequent events through July 31, 2025, which is the date the financial statements were available to be issued.

Independent Auditor’s Report

To the Crownpeak Technology GmbH, Dortmund

Audit Opinions

We have audited the annual financial statements of Crownpeak Technology GmbH, Dortmund, – which comprise the balance sheet as at 31 January 2025 and the income statement for the financial year from 1 February 2024 to 31 January 2025 and notes to the financial statements, including the presentation of the recognition and measurement policies. In addition, we have audited the management report of Crownpeak Technology GmbH for the financial year from 1 February 2024 to 31 January 2025.

In our opinion, on the basis of the knowledge obtained in the audit,

•
the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law applicable to business corporations and give a true and fair view of the assets, liabilities and financial position to the Company as at 31 January 2025 and of its financial performance for the financial year from 1 February 2024 to 31 January 2025 in compliance with German Legally Required Accounting Principles, and

•
the accompanying management report as a whole provides an approppriate view of the Company's position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development.

Pursuant to § 322 para. 3 sent. 1 HGB, we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the Audit Opinions

We conducted our audit of the annual financial statements and of the management report in accordance with § 317 HGB and in compliance with German Generally Accepted Standards for Financial Statements Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements and principles are further described in the “Auditor's Responsibilities for the Audit of the Annual Financial Statements and of the Management Report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions on the annual financial statements and on the management report.

Responsibilities of the Executive Directors for the Annual Financial Statements and the Management Report

The executive directors are responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law applicable to business corporations, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles. In addition, the executive directors are responsible for such internal control as they, in accordance with German Legally Required Accounting Principles, have determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud (i.e. fraudulent financial reporting and misappropriation of assets) or error.

In preparing the annual financial statements, the executive directors are responsible for assessing the Company’s ability to continue as a going concern. They also have the responsibility for disclosing, as applicable, matters related to going concern. In addition, they are responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

Furthermore, the executive directors are responsible for the preparation of the management report that, as a whole, provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements, and appropriately presents the opportunities and risks of future development. In addition, the executive directors are responsible for such arrangements and measures (systems) as they have considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

Auditor’s Responsibilities for the Audit of the Annual Financial Statements and of the Management Report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with German legal requirements and appropriately present the opportunities and risks of future development, as well as to issue an auditor’s report that includes our audit opinions on the annual financial statements and on the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB and German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer (IDW) will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the annual financial statements and of the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our audit opinions. The risk of not detecting a material misstatement resulting from fraud is higher than the risk of not detecting a material misstatement resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of internal control or these arrangements and measures of the Company.

•
Evaluate the appropriateness of the accounting policies used by the executive directors and the reasonableness of estimates made by the executive directors and related disclosures.

•
Conclude on the appropriateness of the executive directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective audit opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German Legally Required Accounting Principles.

•
Evaluate the consistency of the management report with the annual financial statements, its conformity with German law, and the view of the Company’s position it provides.

•
Perform audit procedures on the prospective information presented by the executive directors in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by the executive directors as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate audit opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Berlin, 11 July 2025

/s/ ba audit gmbh
Wirtschaftsprüfungsgesellschaft
Berlin

Independent Auditors’ opinion

To Crownpeak Technology GmbH, Dortmund

Opinions

We have audited the annual financial statements of Crownpeak Technology GmbH, Dortmund, which comprise the balance sheet as of 31 January 2024, the income statement for the financial year from 1 February 2023 to 31 January 2024, and the notes to the financial statements, including the recognition and measurement policies presented therein. In addition, we have audited the management report of Crownpeak Technology GmbH for the financial year from 1 February 2023 to 31 January 2024.

In our opinion, on the basis of the knowledge obtained in the audit,

•
the accompanying annual financial statements comply, in all material respects, with the requirements of German commercial law applicable to business corporations and give a true and fair view of the assets, liabilities and financial position of the Company as of 31 January 2024 and of its financial performance for the financial year from 1 February 2023 to 31 January 2024 in compliance with German legally required accounting principles.
•
the accompanying management report as a whole provides an appropriate view of the Company’s position. In all material respects, this management report is consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development.

Pursuant to § 322 para. 3 sent 1 HGB [“Handelsgesetzbuch”: German Commercial Code], we declare that our audit has not led to any reservations relating to the legal compliance of the annual financial statements and of the management report.

Basis for the opinions

We conducted our audit of the annual financial statements and of the management report in accordance with § 317 HGB and in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the Institut der Wirtschaftsprüfer [Institute of Public Auditors in Germany] (IDW). Our responsibilities under those requirements, principles and standards are further described in the “Auditor ’s responsibilities for the audit of the annual financial statements and of the management report” section of our auditor’s report. We are independent of the Company in accordance with the requirements of German commercial and professional law, and we have fulfilled our other German professional responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions on the annual financial statements and on the management report.

Responsibilities of management for the annual financial statements and the management report

Management is responsible for the preparation of the annual financial statements that comply, in all material respects, with the requirements of German commercial law applicable to business corporations, and that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with the German legally required accounting principles. In addition, management is responsible for such internal control as it, in accordance with German legally required accounting principles has determined necessary to enable the preparation of annual financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the annual financial statements, management is responsible for assessing the Company’s ability to continue as a going concern. It also has the responsibility for disclosing, as applicable, matters related to going concern. In addition, it is responsible for financial reporting based on the going concern basis of accounting, provided no actual or legal circumstances conflict therewith.

Furthermore, management is responsible for the preparation of the management report that as a whole provides an appropriate view of the Company’s position and is, in all material respects, consistent with the annual financial statements, complies with German legal requirements and appropriately presents the opportunities and risks of future development. In addition, management is responsible for such arrangements and measures (systems) as it has considered necessary to enable the preparation of a management report that is in accordance with the applicable German legal requirements, and to be able to provide sufficient appropriate evidence for the assertions in the management report.

Auditor’s responsibilities for the audit of the annual financial statements and the management report

Our objectives are to obtain reasonable assurance about whether the annual financial statements as a whole are free from material misstatement, whether due to fraud or error, and whether the management report as a whole provides an appropriate view of the Company’s position and, in all material respects, is consistent with the annual financial statements and the knowledge obtained in the audit, complies with the German legal requirements and appropriately presents the opportunities and risks of future development, as well as to issue an auditor ’s report that includes our opinions on the annual financial statements and the management report.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with § 317 HGB as well as in compliance with German Generally Accepted Standards for Financial Statement Audits promulgated by the IDW will always detect a material misstatement. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual financial statements and this management report.

We exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the annual financial statements and the management report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinions. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit of the annual financial statements and of arrangements and measures (systems) relevant to the audit of the management report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these systems of the Company.

•
Evaluate the appropriateness of accounting policies used by management and the reasonableness of estimates made by the management and related disclosures.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in the auditor ’s report to the related disclosures in the annual financial statements and in the management report or, if such disclosures are inadequate, to modify our respective opinions. Our conclusions are based on the audit evidence obtained up to the date of our auditor ’s report. However, future events or conditions may cause the Company to cease to be able to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the annual financial statements, including the disclosures, and whether the annual financial statements present the underlying transactions and events in a manner that the annual financial statements give a true and fair view of the assets, liabilities, financial position and financial performance of the Company in compliance with German legally required accounting principles.

•
Evaluate the consistency of the management report with the annual financial statements, its conformity with German law and the view of the Company’s position it provides.

•
Perform audit procedures on the prospective information presented by management in the management report. On the basis of sufficient appropriate audit evidence we evaluate, in particular, the significant assumptions used by management as a basis for the prospective information, and evaluate the proper derivation of the prospective information from these assumptions. We do not express a separate opinion on the prospective information and on the assumptions used as a basis. There is a substantial unavoidable risk that future events will differ materially from the prospective information.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Berlin, 31 July 2024

/s/ ba audit gmbh
Wirtschaftsprüfungsgesellschaft
Berlin

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

As of July 31, 2025 and January 31, 2025

		(Audited)
	July 31, 2025	January 31, 2025
Assets
Current assets
Cash	$7,343	$7,280
Accounts receivable, net	6,388	12,132
Deferred commissions, current	1,560	1,465
Prepaid expenses and other current assets	3,281	1,855
Total current assets	18,572	22,732
Capitalized software, net	3,318	3,295
Fixed assets, net	189	279
Goodwill	109,549	106,315
Intangible assets, net	44,762	47,744
Right-of-use assets	1,427	1,163
Deferred commissions, net of current portion	3,668	3,717
Deposits and other assets	204	246
Total assets	$181,689	$185,491
Liabilities
Current liabilities
Revolving line of credit	$7,500	$7,500
Debt, net of debt issuance costs	135,804	133,297
Lease liability, current	581	410
Accounts payable	6,269	6,984
Accrued expenses	14,792	10,390
Deferred revenue	24,909	29,661
Total current liabilities	189,855	188,242
Lease liability, non current	846	750
Deferred tax liability	7,641	7,036
Total liabilities	198,342	196,028
Stockholders' Deficit
Common stock: $.001 par value: 100 shares issued and outstanding	—	—
Paid in capital	135,642	135,117
Accumulated deficit	(155,321)	(142,542)
Accumulated other comprehensive income (loss)	3,026	(3,112)
Total stockholders' deficit	(16,653)	(10,537)
Total liabilities and stockholders’ deficit	$181,689	$185,491

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(EXPRESSED IN 000'S OF U.S. DOLLARS)

Six months ended July 31, 2025 and July 31, 2024

	2025	2024
Revenue
Subscription and support - recurring	$31,753	$33,687
Professional services and other - non-recurring	4,100	5,293
Total revenue	35,853	38,980
Cost of revenue	12,246	14,380
Gross profit	23,607	24,600
Operating expenses
Compensation and benefits	12,984	15,968
Research and development	2,049	3,087
Marketing	453	854
Depreciation and amortization	3,452	3,645
General and administrative	4,195	6,244
Total operating expenses	23,133	29,798
Income/(Loss) from operations	474	(5,198)
Other income (expense)
Other (expense) income, net	(3,312)	1,473
Interest expense	(9,201)	(8,169)
Total other expense, net	(12,513)	(6,696)
Loss before income taxes	(12,039)	(11,894)
Income tax expense	(740)	(374)
Net loss	$(12,779)	$(12,268)
Other comprehensive income (loss)
Foreign currency translation adjustments	6,138	(337)
Total comprehensive loss	$(6,641)	$(12,605)

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Six months ended July 31, 2025 and July 31, 2024

	Common	Common	Paid in	Accumulated	Accumulated Other
	Shares	Stock	Capital	Deficit	Comprehensive Income (Loss)	Total
Balance at January 31, 2024	100	$—	$120,438	$(117,365)	$1,064	$4,137
Capital contribution	—	—	6,000	—	—	6,000
Employee stock-based compensation	—	—	188	—	—	188
Net loss	—	—	—	(12,268)	—	(12,268)
Foreign currency translation	—	—	—	—	(337)	(337)
Balance at July 31, 2024	100	$—	$126,626	$(129,633)	$727	$(2,280)
Balance at January 31, 2025	100	—	135,117	(142,542)	(3,112)	(10,537)
Employee stock-based compensation	—	—	525	—	—	525
Net loss	—	—	—	(12,779)	—	(12,779)
Foreign currency translation	—	—	—	—	6,138	6,138
Balance at July 31, 2025	100	$—	$135,642	$(155,321)	$3,026	$(16,653)

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN 000'S OF U.S. DOLLARS, EXCEPT SHARE DATA)

Six months ended July 31, 2025 and July 31, 2024

	2025	2024
Cash flows from operating activities
Net loss	$(12,779)	$(12,268)
Adjustments to reconcile net loss to cash used in operating activities:
Provision for expected credit losses	261	3
Depreciation and amortization	5,088	5,382
Amortization of debt discount	271	378
Non-cash lease expense	251	439
Employee stock-based compensation	525	188
Paid-in-kind capitalized interest	2,236	—
Net changes in operating assets and liabilities:
Accounts receivable, net	5,483	4,198
Deferred commissions	(46)	(501)
Prepaid expenses and other current assets	(1,426)	(751)
Deposits	42	(13)
Accounts payable	(715)	(1,963)
Accrued expenses	4,402	591
Deferred revenue	(4,752)	(4,019)
Lease liabilities	(248)	(440)
Net cash used in operating activities	(1,407)	(8,776)
Cash flows from investing activities
Capital expenditures	(113)	(88)
Capitalized software development	(570)	(416)
Net cash used in investing activities	(683)	(504)
Cash flows from financing activities
Capital contribution	—	6,000
Principal payments on long-term debt	—	(650)
Proceeds from line of credit	—	5,000
Net cash provided by financing activities	—	10,350
Effect of exchange rates on changes in cash	2,153	(1,415)
Net increase (decrease) in cash	63	(345)
Cash - beginning balance	7,280	4,908
Cash - ending balance	$7,343	$4,563
Supplemental disclosure of cash flow data:
Cash paid for interest	$6,409	$6,775
Cash paid for income taxes	$202	$67
Noncash investing and financing activities
Initial recognition of right of use assets and liability, arising from new leases during the year	$515	$—

See notes to the unaudited condensed consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

1.
General information

Crownpeak Intermediate Holdings, Inc., a Delaware corporation, (the “Company”) is the holding parent company for the following subsidiaries: Crownpeak Technology, Inc., a wholly-owned Delaware corporation, (“Crownpeak”), Magus Research Limited, a wholly-owned private United Kingdom company, Evidon, Inc., a wholly-owned Delaware corporation, e-Spirit Inc., a wholly- owned Delaware corporation, Crownpeak Technology GmbH (formerly e-Spirit GmbH), a wholly- owned private German company, Ilumino, LLC, a wholly-owned Ohio corporation, Aegean Bidco Ltd., a wholly-owned private United Kingdom company that is a holding parent company for the following subsidiaries: Attraqt Group PLC, a wholly-owned private United Kingdom company, Attraqt Limited, a wholly-owned private United Kingdom company, Attraqt Inc., a wholly-owned Delaware corporation, Early Birds SAS, a wholly-owned private France company, Fredhopper B.V., a wholly-owned private Netherlands company, Spring Technologies EOOD, a wholly-owned private Bulgaria company, Fredhopper (Australia) Pty Ltd., a wholly-owned private Australia company, Fredhopper GmbH, a wholly-owned private Germany company and Fredhopper Sarl, a wholly- owned private France company. The Company offers the leading cloud-based Digital Experience Management and Digital Quality Management platforms, creating a unique market leader in the space. The Company is headquartered in Denver, Colorado with additional offices in London, United Kingdom; Dortmund, Germany; Paris, France and Amsterdam, Netherlands.

Crownpeak was founded in 2001 and is the only cloud-first Digital Experience Management (DXM) platform with a native Digital Quality Management (DQM) offering operating as a Software as a Service (“SaaS”) platform. Crownpeak is the only enterprise DXM platform purpose-built to scale efficiently with customers as they grow, simplifying the deployment, management and adherence to regulatory/policy compliance of global sites by any size team, across all digital touchpoints (e.g., desktop websites, mobile, social media). As the web content “system of record” for a diverse set of multi-billion-dollar global enterprises, the Crownpeak platform is deeply embedded in the underlying operations of its customers which, when coupled with multi-year contractual obligations, allows Crownpeak to derive highly visible and stable recurring revenue streams.

These unaudited condensed consolidated financial statements of the Company as of July 31, 2025 and January 31, 2025 and for the six months ended July 31, 2025 and 2024, are comprised of the Company and its subsidiaries (together referred to as the "Group").

C

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

2.
Liquidity

The Company has prepared these financial statements under the going concern basis of accounting following Accounting Standards Update (“ASU”) 2014-15, “Presentation of Financial Statements - Going Concern”, which was codified as Accounting Standards Codification (“ASC”) 205-40 (“ASC 205-40”).

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying unaudited condensed consolidated financial statements, the Company has incurred net losses, negative cash flows from operations, and has $143.3 million of debt outstanding on July 31, 2025 that matures on May 29, 2026. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for at least one year from the issuance date of these unaudited condensed consolidated financial statements.

Management is actively addressing this uncertainty by pursuing refinancing or an extension of the Company’s outstanding debt, either with its primary lender or alternative financing sources, with the support of the Company’s principal investor. The Company believes these actions will mitigate the current uncertainty and support the Company’s ability to continue as a going concern. As discussed in Note 19, on December 1, 2025, the Company was acquired. The unaudited condensed consolidated financial statements do not include any adjustments related to any potential uncertainty about the Company’s ability to continue as a going concern.

3. Basis of preparation

Presentation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires the use of certain accounting estimates. It also requires Management to exercise its judgment in the process of applying the Group’s accounting policies. The Group’s most significant estimates relate to impairment evaluations of intangible assets and goodwill, accounts receivable allowance for credit losses, as well as, the valuation of deferred tax assets and the related valuation allowance.

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes deferred tax assets and liabilities based on the Group’s current understanding of tax laws as applied to the Group’s circumstances. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

4. Significant accounting policies

The principal accounting policies applied in the preparation of these unaudited condensed consolidated financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

Subsidiaries and Principles of Consolidation

Subsidiaries are all entities over which the Group has control. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Inter-company transactions and balances between Group companies are eliminated in consolidation.

Foreign Currency Translation

The Company’s foreign subsidiaries utilize functional currencies other than U.S. dollars. Assets and liabilities recorded for entities using other functional currencies are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average rates of exchange prevailing over the period. Translation adjustments resulting from these processes are charged to or credited to other comprehensive income (loss).

Cash

Cash includes cash on hand and deposits held available on demand with financial institutions. The Company continually monitors its cash positions with, and the credit quality of, the financial institutions with which it invests. Periodically during the years, the Company maintained balances in various operating accounts in excess of insured limits.

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount, do not include interest and the Company generally does not require collateral. On a quarterly basis the Company reviews accounts for collectability and establishes an allowance for probable credit losses. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current credit risk rating, collection pattern of customers, as well as for changes in economic environmental conditions. The Company writes off accounts against the allowance once all efforts at collection have been exhausted.

The following table presents the activity in the allowance for credit losses for the six months ended July 31, 2025 and 2024:

Beginning balance as of February 1, 2024	$1,002
Current-period provision for expected credit losses	3
Write-offs charged against the allowance	(27)
Recoveries of amounts collected	—
Ending balance as of July 31, 2024	$978
Beginning balance as of February 1, 2025	$888
Current-period provision for expected credit losses	261
Write-offs charged against the allowance	(224)
Recoveries of amounts collected	—
Ending balance as of July 31, 2025	$925

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Capitalized Software Development Costs

The Company develops internal-use software as required to support its operations. Costs incurred to develop internal-use software during the application development stage are capitalized and reported at cost, subject to an impairment test. Application development stage costs generally include costs associated with software configuration, coding, installation and testing. Costs of significant upgrades and enhancements that result in additional functionality are also capitalized whereas costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred. Capitalized costs are amortized using the straight-line method over three years. The Company assesses the potential impairment of capitalized internal- use software whenever events or changes in circumstances indicate that the carrying value of the internal-use software may not be recoverable. As of July 31, 2025 and January 31, 2025, the Company had capitalized internal-use software costs totaling $3.3 million and $3.3 million (net of accumulated amortization of $2.0 million and $1.1 million), respectively.

Fixed Assets, Net

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer and similar equipment	3 years
Furniture and fixtures	3-5 years
Software and licences	3 years

Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term.

Goodwill

The Company’s goodwill was recorded as a result of business combinations using the acquisition method of accounting. The Company does not amortize goodwill but tests it at least annually for recoverability. As of January 31, 2025, no impairment of goodwill was recorded. For the six months ended July 31, 2025 and 2024, no impairment of goodwill was recorded.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives:

Developed technology	6-11 years
Customer relationships	11-15 years
Non-compete agreements	2-3 years
Trade names	5-6 years

Customer relationships amortization is computed over the term of expected cash flows. As the cash flows are consistent period-to-period due to the subscription nature of the services, management determined amortization of the customer relationship intangible assets using the straight-line method would approximate the cash flow approach.

The Company evaluates the recoverability of its intangible assets, if circumstances indicate impairment may have occurred. As of January 31, 2025, no impairment of intangible assets was recorded. For the six months ended July 31, 2025 and 2024, there was no impairment of intangible assets recorded.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Long-lived Assets

Management reviews long-lived assets for impairment whenever changes in events or circumstances indicate the assets may be impaired. Pursuant to ASC 360, an impairment loss is to be recorded when the net book value of the asset exceeds the undiscounted cash flows expected to be generated by the asset.

If the asset is determined to be impaired, the asset is written down to its net realizable value and the loss is recognized in other income (expense) in the period when the determination is made. As of January 31, 2025, no impairment of long-lived assets was recorded. For the six months ended July 31, 2025 and 2024, there was no impairment of long-lived assets recorded.

Revenue, Contract Assets and Contract Liabilities

The Company recognizes revenue in accordance with FASB ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606"), revenue recognition guidance which requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To do this, the Company applies the five-step model in the FASB’s guidance, which requires the Company to: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies a performance obligation. In addition, the Company elected to apply certain of the permitted practical expedients within the revenue recognition guidance and make certain accounting policy elections including those related to significant financing components and sales taxes. The Company elected the portfolio practical expedient as it expects that revenue recognition would not differ materially from recognition of individual contracts.

The Company will continue to use judgment on a go forward basis and if any of its contracts should materially change, the

Company will reassess whether a portfolio approach is appropriate. Refer to Note 5 for a detailed discussion of accounting policies related to revenue recognition, including contract liabilities and contract assets.

Research and Development Costs

Research and development costs, which include costs incurred to develop internal-use software that do not meet the criteria under ASC 350 to be capitalized, are charged to expense as incurred and totaled $2.0 million and $3.1 million for the six months ended July 31, 2025 and 2024, respectively.

Marketing Costs

The Company expenses the costs of marketing, including advertising and promotional expenses, as incurred. Marketing expense was $0.45 million and $0.85 million for the six months ended July 31, 2025 and 2024, respectively.

Other Comprehensive Income (Loss)

The Company utilizes FASB ASC Topic No. 220, “Reporting Comprehensive Income” (“ASC 220”). ASC 220 establishes standards for reporting other comprehensive income (loss) and its components within a financial statement. Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company records foreign currency translation adjustments through other comprehensive income (loss).

Income Taxes

The Company accounts for income taxes under FASB ASC Topic No. 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included within the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end and for net operating loss and tax credit carryforwards based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

ASC 740 clarifies the accounting for uncertainty in income taxes recognized within an entity’s financial statements and prescribes a recognition and measurement of tax position taken or expected to be taken in a tax return. ASC 740 provides guidance on derecognition of tax benefits, classification in the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no significant unrecognized tax benefits that would affect the effective tax rate.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), which introduces additional disclosure requirements for the relevant income tax disclosures. The additional disclosures require an entity to disclose income taxes paid by jurisdiction. The amendments should be applied prospectively. The amendments in this update are effective for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of ASU 2023-09 within its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The ASU adds an example with four fact patterns to ASC 718-10, Compensation – Stock Compensation – Overall, in order to assist preparers of financial statements in determining whether profits interest units should be accounted for within the scope of the guidance in ASC 718 or ASC 710, Compensation - General. The ASU only addresses the scope determination and does not amend the recognition or measurement guidance in either ASC 710 or ASC 718. This ASU is effective for fiscal years beginning on February 1, 2026. The Company early adopted this ASU for the year ended January 31, 2024 and adoption had no significant impact on the consolidated financial statements.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

5.
Revenue, Deferred Revenue and Deferred Commissions

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This principle is achieved by applying the following five-step approach:

(i)
Identification of the contract, or contracts, with a customer – A contract with a customer typically exists when the Company enters into an enforceable contract with a customer for the Company’s SaaS hosted services, related support services or professional services.
(ii)
Identification of the performance obligations in the contracts – Performance obligations are typically (1) access to the Company’s SaaS hosted services and SaaS service subscriptions (2) implementation services and (3) professional services.
(iii)
Determination of the transaction price – The transaction price is determined based on the consideration expected to be received in exchange for its performance obligations to the customer. Contracts generally contain fixed consideration.
(iv)
Allocation of the transaction price to the performance obligations in the contract – Typically, the Company enters into contracts that include SaaS hosted services (and related service subscriptions), which also include implementation services. These contracts contain multiple performance obligations and require an allocation of the transaction price to each based on their relative standalone selling prices (“SSP”). In some cases, such as with usage-based advertising services, the transaction price is determined based on monthly usage (e.g., impressions) and allocated to the related performance obligation accordingly.
(v)
Recognition of revenue when, or as, performance obligations are satisfied – Revenue is recognized as the Company satisfies performance obligations. Performance obligations for the Company’s SaaS hosted services and SaaS subscription services are satisfied over the contract term. The performance obligations for implementation services and professional services are satisfied over the period the services are performed. Accordingly, revenue for these services is recognized over time. The Company also provides usage-based advertising services which are billed on a monthly basis with typical payment terms of 30 days. The Company recognizes this revenue at a point in time based upon impressions that were made during the month. This revenue is included as part of professional services revenue.

The Company also sells an on-premise product under perpetual licenses along with maintenance and support, principally in the German market. Revenue from perpetual licenses is recognized upon delivery of the license and maintenance and support is recognized ratably over the maintenance and support period. In the statement of operations license revenue is included within Professional services and other- nonrecurring and the maintenance and support is included within Subscription and support-recurring.

The Company invoices customers based upon the terms of the agreement. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue.

Point in time and over time revenue recognition

Total revenue recognized was as follows for the six months ended July 31:

	2025	2024
Subscription – over time	$31,753	$33,687
Professional services and others –over time	2,914	3,787
Advertising services – point in time	931	1,183
Licensing revenue – point in time	255	323
Total revenue	$35,853	$38,980

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

Payment Terms and Right of Return

Payment terms are negotiated individually with the customers and invoices are generally due within 30 days, as such there is not a significant financing component in the contracts with customers. The Company does not offer rights of return or discounts in the normal course of business.

Incremental Costs of a Contract

The Company has determined they have incremental costs of a contract for commission plans with employees. The commission plans include base commissions, quota achievement bonuses, new logo bonuses, multi-year contract bonuses and quarterly earned incentives. Commissions incurred as part of obtaining initial contracts are capitalized in accordance with ASC 340-40 “Other Assets and Deferred Costs” as contract assets and are amortized over an average customer life of 5 years. Such capitalization and amortization are applied on a portfolio basis as the portfolio approach would not be materially different than if such costs were accounted for on an individual contract basis.

Contract Liabilities

Contract liabilities are recorded when cash payments are received or invoices issued in accordance with the contract in advance of performance. The current portion of contract liabilities represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet date.

Opening Balances

The opening balances of contract assets and liabilities, both current and noncurrent, as of February 1, 2024 are as follows:

Accounts Receivable	$13,874
Deferred Commissions	3,256
Deferred Revenue	30,915

6.
Concentration of credit risk

Cash and Cash Equivalents

Cash and accounts receivable balances are subject to credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheets. Management monitors its exposure to credit risk on an ongoing basis. Concentration of credit risk exists at times when cash balances exceed federal insurance limits.

Customer Concentration

As of and for the six months ended July 31, 2025, no customers represented more than 10% of total accounts receivable and no customer represented more than 10% of total revenues. As of January 31, 2025, no customers represented more than 10% of total accounts receivable. For the six months ended July 31, 2024, no customer represented more than 10% of total revenues.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

7.
Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following as of:

	July 31, 2025	January 31, 2025
Prepaid expenses	$3,165	$1,724
Other current assets	116	131
Prepaid and other current assets	$3,281	$1,855

8.
Fixed Assets

Fixed assets consisted of the following as of:

	July 31, 2025	January 31, 2025
Computers and similar equipment	$1,220	$1,136
Furniture and fixtures	244	231
Leasehold improvements	236	220
Total	$1,700	$1,587
Accumulated depreciation	(1,511)	(1,308)
Fixed assets, net	$189	$279

Depreciation expense for the six months ended July 31, 2025 and 2024 was $0.1 million and $0.2 million, respectively.

9.
Goodwill

The following table reflects goodwill and changes to goodwill as of July 31, 2025 and January 31, 2025:

Balance as of January 31, 2025	$106,315
Foreign currency translation adjustment	3,234
Balance as of July 31, 2025	$109,549

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

10.
Intangible Assets, net

Intangible assets consisted of the following as of July 31, 2025:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$65,874	$(34,668)	$31,206
Developed technology	28,781	(15,328)	13,453
Trade names	3,081	(2,978)	103
R&D	681	(681)	—
Non-compete agreements	182	(182)	—
Intangible assets, net	$98,599	$(53,837)	$44,762

Intangible assets consisted of the following as of January 31, 2025:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$64,323	$(30,673)	$33,650
Developed technology	27,725	(13,764)	13,961
Trade names	3,059	(2,927)	132
R&D	821	(821)	—
Non-compete agreements	177	(176)	1
Intangible assets, net	$96,105	$(48,361)	$47,744

Amortization expense for the six months ended July 31, 2025 and 2024 was $4.2 million and $4.3 million, respectively (including $1.1 million and $1.1 million, respectively, recorded as part of cost of revenue).

As of July 31, 2025, amortization expense for future periods for the intangible assets will be as follows for the years ended January 31:

Intangibles
2026	$4,163
2027	7,676
2028	6,740
2029	5,232
2030	5,232
Thereafter	15,719
Total	$44,762

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

11.
Debt

Credit Agreement

On February 28, 2019, the Company entered into a new agreement (the “Credit Agreement”) with Monroe Capital Management Advisors, LLC (“Monroe Capital”). This resulted in a new $60.0 million Term Loan (the “Initial Term Loan”). Proceeds were used to pay off the $40.4 million PNC Initial Term Loan and Amendments, and related accrued interest of $0.3 million, pay loan origination costs of $1.6 million, distribute $13.6 million back to K1 Investment Management, and add $4.0 million to the Company’s cash accounts. Debt issuance costs of $1.6 million were capitalized and are being amortized over the life of the Credit Agreement.

The $60.0 million Term Loan under the Credit Agreement is secured by substantially all the assets of the Company. Term Loan bears interest payable monthly with a variable interest rate per annum equal to SOFR Rate margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The SOFR Rate margin is based on a recurring revenue leverage ratio calculation as defined in the Credit Agreement. As of July 31, 2025 and January 31, 2025, the interest rate was 12% and 12%, respectively.

The loan agreement specifies certain financial covenants that the Company must comply with. As of July 31, 2025 and January 31, 2025, the Company was in compliance with these covenants.

The Company signed an amendment agreement (Amendment #4) with Monroe Capital on September 27, 2022 to increase the Term Loan from $60.0 million to $80 million and to increase the revolving line of credit from $2.5 to $7.5 million. The amendment also added a Second Delayed Draw Term Loan to the available credit facilities of $50.0 million to finance future acquisitions if drawn down before March 27, 2023 to finance future acquisitions. Additionally, the maturity date for all debt facilities was extended to February 28, 2025.

On April 26, 2024, the Company signed an amendment agreement (Amendment #7) to its credit agreement. As a result of this amendment, the Company made an election to change the basis for loan compliance to EBITDA instead of based on revenues. Additionally, the maturity date of the loan was extended to November 30, 2025 and the Company has agreed to pay an exit fee of $1,029, which is due on the loan's maturity date of November 30, 2025. For the six months ended July 31, 2025 and 2024, the Company recognized $323 and $168 in expense related to the exit fee, respectively.

On August 4, 2024, the Company signed an amendment agreement (Amendment #8) with Monroe Capital. As a result of this amendment, repayments of principal for the Term Loan and Delayed Draw Term Loan are no longer required each quarter and interest payments may be treated as Paid in Kind for the period August 1, 2024 to May 1, 2025. In lieu of payments, this amount will be accrued and added to principal outstanding and the interest rate will be increased by 1.00% for the related period. Paid in Kind interest amounted to $2.2 million for the six months ended July 31, 2025. The loan is due in full upon maturity. The outstanding principal balance was $83.2 and $78.5 million as of July 31, 2025 and January 31, 2025, respectively.

Delayed Draw Term Loan

As of July 31, 2025 and January 31, 2025, the borrowings against the Delayed Draw Term Loan were $53.4 and $50.9 million, respectively. As of July 31, 2025 and January 31, 2025, the interest rate was 12% and 12%. The loan is due in full upon maturity.

The Company’s term debt is due in full upon maturity. The outstanding balance of all term debt (net of unamortized debt issuance costs of $0.3 million and $0.6 million) was $135.8 million and $133.3 million as of July 31, 2025 and January 31, 2025, respectively.

Line of Credit

There is an available $7.5 million Revolving Credit line under the amendment to the Credit Agreement (the “Revolver”). The Revolver bears interest payable monthly with a variable interest rate per annum equal to the SOFR Rate Margin plus the greater of (i) SOFR Rate or (ii) 1.0%. The Revolver matures November 30, 2025. The Company drew an additional $5.0 million on the revolving line of credit increasing the balance to $7.5 million as of January 31, 2025.

As of July 31, 2025 and January 31, 2025, there was $7.5 million outstanding on the line of credit. As of July 31, 2025 and

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

January 31, 2025, the Company was compliant with all covenants set forth in the Credit Agreement.

As of July 31, 2025 all outstanding debt totaling $143.3 million is due November 30, 2025.

On August 4, 2025, the Company entered into Amendment #9 with the lender to extend the maturity date of the outstanding debt to May 29, 2026 and add an exit fee totaling $729 payable upon the earlier to occur of: a) acceleration of the debt, b) repayment in full of the debt c) the consummation of a junior capital raise or d) the maturity date.

12.
Leases

The Company follows the lease accounting guidance under ASC 842. Topic 842 requires lessees to recognize a right–of–use asset and a corresponding lease liability for most leases. The Company is the lessee in all current lease agreements. As permitted under the new guidance, management elected to utilize and apply the package of practical expedients to leases that commenced before the effective date of adopting ASC 842:

•
No need to reassess whether any expired or existing contracts are or contain leases
•
No need to reassess the lease classification for any expired or existing leases
•
No need to reassess initial direct costs for any existing leases

The Company has also elected the private company alternative to use the U.S. risk-free interest rate in determining the present value of lease payments when the incremental borrowing rate is not known. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

The Company leases its Dortmund, Muenster, Sofia, Paris, Boston, Amsterdam and London offices under operating lease agreements that are renewable on a periodic basis at both the Company’s option as well as the lessor. Rent expense under operating leases is recognized on a straight-line basis over the noncancelable lease term, taking into consideration any scheduled rent escalations and incentives. The Company did not have any finance leases as of July 31, 2025 and January 31, 2025.

The following is a schedule by years of future minimum rental commitments for operating leases that have an initial or remaining non-cancelable lease term in excess of one year (net of sublease payments) as of July 31, 2025, for the years ended January 31:

2026	$322
2027	598
2028	377
2029	219
Total lease payments	$1,516
Less: imputed interest	(89)
Present value of lease liability	$1,427

The rent expense associated with ongoing operating leases was $0.5 million and $0.7 million for the six months ended July 31, 2025 and 2024, respectively. Cash paid related to operating lease rent payments for the six months ended July 31, 2025 and 2024 totaled $0.3 million and $0.6 million, respectively. The balance sheet classification, weighted average remaining lease term, and weighted average discount rate related to operating leases under ASC 842 as of July 31, 2025 and January 31, 2025, were:

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

	July 31, 2025	January 31, 2025
ROU lease asset	$1,427	$1,163
Lease liability:
Current lease liability	581	410
Long-term lease liability	846	750
Total lease liability	$1,427	$1,160
Weighted average remaining lease term (years)	2.66	1.16
Weighted average discount rate	4.31%	4.39%

13.
Accrued expenses

Accrued expenses consisted of the following as of July 31, 2025 and January 31, 2025:

	July 31, 2025	January 31, 2025
Accrued expenses	$4,614	$4,418
Accrued compensation	4,388	2,790
Accrued interest	5,211	2,419
Sales tax payable	579	763
Accrued expenses	$14,792	$10,390

14.
Employee retirement plans

Crownpeak 401(k) Plan

Crownpeak established a 401(k) plan (the “401k Plan”) covering all eligible employees, as defined in the 401k Plan agreement. The assets of the 401k Plan are held separately from those of Crownpeak in an independently administered fund. For the six months ended July 31, 2025 and 2024, Crownpeak made contributions of $0.1 million and $0.2 million, respectively, to the 401k Plan.

Magus Pension Plan

Magus operates a defined contribution pension plan (the “Pension Plan”) covering all eligible employees, as defined in the Pension Plan agreement. The assets of the Pension Plan are held separately from those of Magus in an independently administered fund. For the six months ended July 31, 2025 and 2024, Magus made contributions of $0.05 million and $0.05 million, respectively, to the Pension Plan.

Attraqt Pension Plan

Attraqt operates a defined contribution pension plan (the “Attraqt Pension Plan”) covering all eligible employees, as defined in the Attraqt Pension Plan agreement. The assets of the Attraqt Pension Plan are held separately from those of Attraqt in an independently administered fund. For the six months ended July 31, 2025 and 2024, Attraqt made contributions of $0.2 million and $0.2 million, respectively, to the Attraqt Pension Plan.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

15.
Stockholders' (deficit) equity

As of July 31, 2025 and January 31, 2025 the authorized, issued and outstanding capital stock of the Company consisted of 100 shares of common stock with a $0.001 par value. For the six months ended July 31, 2024, the Company received contributions of $6 million from its primary stockholder, K1 investments.

16.
Stock based compensation

Management Incentive Unit Plan

In 2015, the Board approved the authorization to grant incentive units to employees through the Crownpeak Holdings, LLC 2015 Incentive Unit Plan (the “2015 Plan”). The purpose of the 2015 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2015 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, incentive units of the Company. The availability and offering of Incentive Units under the Plan are intended to enhance the Company’s and its subsidiaries’ ability to attract and retain high-caliber managerial talent, whose contributions are critical to the Company’s sustained growth, progress, and profitability.

Incentive units represent a non–voting interest in the Company and are subordinate to all common units.

As of July 31, 2025 and January 31, 2025, there were 25,279,277 management incentive units granted and outstanding with participation thresholds ranging from $0.95 to $1.06 per unit. Incentive unitholders are entitled to distributions from the Company after the cumulative distributions to unitholders of other specified classes of units have exceeded the participant threshold. The 2015 Plan entitles participants to participate in distributions, once the performance conditions are met or time has passed for time-based units. Granted management incentive units are generally 50% time-based and 50% performance-based vesting. The time-based management incentive units generally become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based management incentive units generally become vested when the Company’s majority unitholder achieves a total equity return multiple, generally a multiple of two. The Company has not made any distributions as of July 31, 2025 and January 31, 2025.

No compensation expense has been recognized for the six months ended July 31, 2025 and 2024 as the amounts were not significant.

Management incentive unit plan details as of July 31, 2025 and January 31, 2025 are as follows:

	July 31, 2025	January 31, 2025
Vested time-based management incentive units	15,968,882	15,439,796
Unvested time-based units	3,804,083	4,333,170
Unvested performance-based units	5,506,312	5,506,312

Unit Option Plan

In 2023, the Board approved the authorization to grant incentive units options to employees through the CrownPeak Holdings, LLC 2023 Incentive Unit Option Plan (the “2023 Plan”). The purpose of the 2023 Plan is to incentivize certain officers, employees, managers, consultants and advisers (“2023 Plan Participants”) of the Company to promote the growth and success of the Company and its affiliates by granting, or offering opportunities to acquire, option units of the Company.

The Board approved the grant of incentive unit options totaling 20,072,423 and 2,555,900 unit options during the fiscal years ended January 31, 2025 and 2024, respectively. For the six months ended July 31, 2025 and 2024 incentive unit option grants were zero and 2,262,523 unit options, respectively. Granted option units can be 50% time-based and 50% performance-based vesting, 100% time-based vesting and 100% performance-based vesting. The time-based option units become vested 25% at a one-year cliff and then quarterly over four years of continued employment and expire in ten years. The performance-based option

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

units become vested when the Company’s majority unitholder achieves a total equity return multiple of two and expire in ten years.

As of July 31, 2025 and January 31, 2025, there were 19,607,801 and 19,778,823 unit options granted and outstanding, respectively, with an exercise price of $1.09 per unit and an expiration date of ten years after the grant date. Upon exercise, the option units are converted to common units and have no participation threshold.

For the six months ended July 31, 2025 and 2024 total compensation expense related to the 2023 Plan was $525 and $188, respectively.

Incentive unit option plan details as of July 31, 2025 and January 31, 2025 are as follows:

	July 31, 2025	January 31, 2025
Unit options authorized	37,565,219	37,565,219
Unallocated unit options	17,957,418	17,786,396
Vested time-based unit options	630,153	431,045
Unvested time-based unit options	8,525,902	8,760,831
Unvested performance-based unit options	10,451,747	10,586,947

17.
Contingencies

The Group has contingent liabilities associated with legal claims arising in the ordinary course of business. In the ordinary course of conducting its business, the Company, from time to time, may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the Company which may have an impact on net loss. The Company does not believe that these proceedings, individually or in aggregate, are material to its business or financial condition.

18.
Related party transactions

The Company is a wholly-owned subsidiary of Crownpeak Technology Holdings, LLC (“Holdings”), which is a wholly-owned subsidiary of K1 Investment Management (K1). K1 is a California-based private equity firm.

K1 provides consulting services to the Group in accordance with a Consulting Agreement effective November 23, 2015. The Group also reimburses K1 and/or its affiliates for their reasonable out-of-pocket expenses incurred in connection with the provision of services. Consulting fees and reasonable out-of-pocket expenses were $0.5 million and $0.5 million for the six months ended July 31, 2025 and 2024, respectively.

CROWNPEAK INTERMEDIATE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN 000’S OF U.S. DOLLARS, UNLESS OTHERWISE STATED)

19.
Subsequent events

On August 4, 2025, the Company entered into Amendment #9 with the lender to extend the maturity date of the outstanding debt to May 29, 2026 and add an exit fee totaling $729 payable upon the earlier to occur of: a) acceleration of the debt, b) repayment in full of the debt c) the consummation of a junior capital raise or d) the maturity date.

In September 2025, the CEO departed and as a result 12,090,000 incentive unit options were forfeited. In September 2025 the Company appointed a new CEO who was granted 4,587,155 incentive unit options.

On December 1, 2025, the Company was acquired by Rezolve AI plc, pursuant to a sale and purchase agreement (the “Purchase Agreement”) subject to completion of customary closing conditions. The initial purchase price for the acquisition was $90.0 million, subject to certain adjustments as described in the Purchase Agreement, and is composed of the following: (i) a promissory note in the initial principal amount of $50 million, made up of a $20.0 million tranche (the “First Loan Note”) and a $30.0 million tranche (the “Second Loan Note” and together with the First Loan Note, the “Loan Notes”); and (ii) 11,127,780 ordinary shares, nominal value £0.0001 per share (“Ordinary Shares”), of Rezolve AI plc (such shares issued as consideration, the “Consideration Shares”), or approximately $33.7 million in Ordinary Shares based on the 5- day VWAP for the Ordinary Shares.

The Loan Notes will accrue interest at a rate of 10% per annum and are payable in kind or in cash. The First Loan Note matures on April 1, 2027 and the Second Loan Note matures on December 31, 2027. Additionally, Rezolve AI plc assumed approximately $151.9 million of the aggregate principal amount of outstanding term loans and revolving loans and approximately $1.8 million of accrued and unpaid exit and amendment fees, of which $50.0 million was paid by Rezolve AI plc at the closing.

The Company has performed an evaluation of subsequent events through December 9, 2025, which is the date the financial statements were available to be issued.

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
4.1

Business Combination Agreement, dated December 17, 2021, as amended on November 10, 2023 and as further amended and restated on June 16, 2024, as amended on August 4, 2024 (incorporated by reference to Exhibit 2.1 of Rezolve AI Limited’s Registration Statement on Form F-4, Amendment No. 2, filed with the SEC on September 25, 2024).

4.2

First Amendment to the Business Combination Agreement, dated as of August 4, 2024, by and among Armada Rezolve Limited, Rezolve and Rezolve Merger Sub (incorporated by reference to Exhibit 2.2 of Rezolve AI Limited’s Registration Statement on Form F-4, Amendment No. 2, filed with the SEC on September 25, 2024).

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

4.18	Purchase Agreement, dated February 4, 2025, by and between Rezolve AI Limited and DBLP Sea Cow Ltd. (incorporated by reference to Exhibit 10.1 of Rezolve's Report on Form 6-K, filed February 7, 2025).
4.19*	Purchase Agreement, dated February 10, 2026, by and among Rezolve AI plc and the shareholders listed on Schedule 1 thereto and Peter West.
4.20

Purchase Agreement, dated February 11, 2025, by and among Rezolve AI Limited, GroupBy Inc, GroupBy International Ltd. and Fortis Advisors LLC, as representative of the sellers party thereto (incorporated by reference to Exhibit 10.1 of Rezolve's Report on Form 6-K, filed February 11, 2025).

4.21

Form of Securities Purchase Agreement, dated February 21, 2025, between Rezolve AI Ltd., and each of the investors listed on the Schedule of Buyers attached thereto (incorporated by reference to Exhibit 10.1 of Rezolve's Report on Form 6-K, filed February 25, 2025).

4.22	Form of Convertible Note (incorporated by reference to Exhibit 10.2 of Rezolve's Report on Form 6-K, filed February 25, 2025).
4.23

Amendment to the Purchase Agreement, dated February 28, 2025, by and among Rezolve AI Limited and Fortis Advisors LLC, as representative of the sellers party thereto (incorporated by reference to Exhibit 10.1 of Rezolve's Report on Form 6-K, filed March 6, 2025).

8.1*	List of Subsidiaries of Rezolve AI plc.
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of Rezolve's Shell Company Report on Form 20-F, filed August 21, 2024).
11.2	Rezolve AI Limited Code of Ethics (incorporated by reference to Exhibit 11.2 of Rezolve's Shell Company Report on Form 20-F, filed August 21, 2024).
12.1*	Section 302(a) Certification of Principal Executive Officer.
12.2*	Section 302(a) Certification of Principal Financial Officer.
13.1**	Section 906 Certification of Principal Executive Officer.
13.2**	Section 906 Certification of Principal Financial Officer.
15.1*	Unaudited Pro Forma Condensed Combined Financial Statements of Rezolve.
15.2*	Consent of Grassi & Co., CPAs, P.C.
15.3*	Consent of SingerLewak LLP.
15.4*	Consent of ba audit gmbh Wirtschaftsprüfungsgesellschaft
97*	Compensation Recovery Policy.
101.INS*	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

** Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Rezolve AI plc

Date: March 30, 2026	By:	/s/ Daniel Wagner
Daniel Wagner
Chief Executive Officer